3

08003562

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Money Beans Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 0 7 2008 SA
THOMSON REUTERS

FILE NO. 82- 34933 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/8/08

082-34933

3-31-07
AR/S

ANNUAL REPORT 2007

MBH
Monex Beans Holdings, Inc.

Our Business Principles

●PURSUING THE SPIRIT OF INNOVATION
We will constantly strive to pioneer new fields in finance and propose new approaches to managing money.

●STAYING CUSTOMER FOCUSED
We believe that the best guide to our corporate activities is the voice of our customers.
With this guide, we will continue to create financial services truly needed by individuals.

●CHALLENGING FOR THE BEST
We will continue to provide the best products and services for our customers always thinking outside the box.

MONEX
Monex, Inc.

Online securities firm providing various types of financial products and services

Monex University, Inc.

Specialized in investment education for individual investors

trade-science

Trade Science Corporation

Investment advisory services utilizing KabuRobo (automated stock trading program)

CONTENTS

Business Highlights

Trade Science held the "Super KabuRobo Contest" in which KabuRobos, automated stock trading programs, compete in investment results from August to December 2006. Since February 2007, 10 KabuRobos selected from the contest are managing ¥500 million in which MBI is investing.



Monex, Inc. has started a serial article Monex Money Seminar on a nationwide newspaper for a year since the autumn of 2006. In order to raise financial literacy of retail investors in Japan, this seminar provides educational and intelligible contents such as explanation and features of stocks, bonds, asset allocation and so forth. The contents are produced by Monex University.



2006

4
●Launched Monex Auction for the purchase of World Bank Notes

5

6
●Started account opening introduction service alliance with BIC CAMERA

7
●Started the distribution of zero coupon bonds issued by the World Bank

8
●"1st Super KabuRobo Contest" held by Trade Science Corporation
●Simultaneously launched two new alternative investment funds
●Started future and option transactions called Nikkei 225 mini

9
●Started Monex Campus
●Started placing Monex Money Seminar on nationwide newspaper

MBH
Monex Beans Holdings, Inc.

Holding company / Listed company

MAI
Monex Alternative Investments, Inc.

Investment advisory firm specialized in alternative investment

Monex Beans Holdings intends to support asset planning for retail investors and holds Monex, Inc. and other group companies under its holding company structure in order to originate and provide better financial products and services.

WR HAMBRECHT & CO JAPAN

Introduction of new IPO method and advisory services for M&A

MBI
Monex Business Incubation, Inc.

Discovery and incubation of new businesses, and investment using automated stock trading program

NetLife
Net Life Planning Co., Ltd.

Planning and preparation of life insurance business

Monex, Inc. launched "Monex Asset Planning Fund" in which investment beginners can realize asset allocation easily. This is a balanced fund diversifying its investments in 6 global asset classes (domestic and overseas equities, bonds, and REITs) and is available in 2 types; "re-investment type" emphasizing the growth in trust assets and "bi-monthly dividend payment type" emphasizing receipt of regular payment of dividends. Both subscription and redemption commission are free of charge.


マネックス
資産設計
ファンド

10
- Opened Monex Point Mall
- Monex, Inc. ranked No. 2 in online securities firm ranking of Gomez
- Established Net Life Planning Co., Ltd.

11
- Started offering structured bonds

12
- Started a securities intermediary service with So-net M3, Inc.
- Video game software, Stock Trading Trainer Kabutore!, which was co-developed with Konami Digital Entertainment Co., Ltd.
- Started an account opening introduction service alliance with Best Denki Co., Ltd.
- Started offering an option to automatically reinvest redemption and coupon income on foreign currency-denominated bonds in foreign currency-denominated MMFs
- Held 2nd School of Stocks
- Marumae Co., Ltd., underwritten by Monex, listed on Mothers market of Tokyo Stock Exchange

1
- Monex FXpro, started recruiting initial respondents
- Established new transaction fees for internet trading by mobile phone (minimum fee of ¥105)
- WR Hambrecht & Co. Japan, Inc. decided to start M&A advisory services
- Started sales of "Monex Asset Planning Fund"

2
- Started distribution of Market Mail — Mobile —, the e-mail newsletter series with video content
- Published an investor education book, "Find the Best Investment Strategy for Happiness — What will happen 10 years from now? —"
- Started an account opening introduction service alliance with Suruga Bank, Ltd.

3
- Monex University, Inc. supported Money Certification Test

Consolidated Financial Highlights

(Millions of Yen)

	FYE March 2005	FYE March 2006	FYE March 2007
Operating revenue	21,716	39,223	33,244
Operating income	9,266	25,174	16,559
Net income	7,079	13,617	9,534
Total assets	232,091	430,299	379,988
Net assets	29,811	41,588	47,562

Operating revenue



(Millions of Yen)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
21,716
39,223
33,244
FYE Mar. 2005
FYE Mar. 2006
FYE Mar. 2007

Operating income



(Millions of Yen)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
9,266
25,174
16,559
FYE Mar. 2005
FYE Mar. 2006
FYE Mar. 2007

Net income



(Millions of Yen)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
7,079
13,617
9,534
FYE Mar. 2005
FYE Mar. 2006
FYE Mar. 2007

Total assets and net assets



(Millions of Yen)
500,000
400,000
300,000
200,000
100,000
0
232,091
430,299
379,988
29,811
41,588
47,562
FYE Mar 2005
FYE Mar. 2006
FYE Mar. 2007
Total assets
Net assets

Building a unique business model combining sophisticated investment banking functions with online brokerage for individual investors



Monex Beans Holdings, Inc.
Representative Director, President & CEO

Monex, Inc.
Representative Director, President & CEO

Oki Matsumoto

Japan's financial industry is undergoing a transition to a new era. As Japan's population has started to decline and steady economic growth has started to slow down, individuals are facing the need to become more involved in asset management. To respond to this changing era, Monex has started on a path toward becoming a leading-edge, comprehensive online financial institution providing a broad array of financial products and services to individuals. We are building a business model to become a distinctive online investment bank combining investment bank functions with comprehensive online financial institution functions for individual investors. Monex is committed to the challenges of the future as it seeks to achieve these objectives.

Biography

April 1987
Joined Salomon Brothers Asia, Ltd.

April 1990
Joined Goldman Sachs (Japan) Ltd.

November 1994
General Partner
The Goldman Sachs Group, L.P.

April 1999 to present
President & CEO, Monex, Inc.

August 2004 to present
President & CEO,
Monex Beans Holdings, Inc.

Market Conditions in Fiscal 2006

In the fiscal year ended March 2007, the Nikkei average began trading at the ¥17,000 level and then fell below ¥15,000 in June 2006. In subsequent months, the Nikkei average rose gradually, corrected in February 2007 as world share prices weakened, and then ended the year by returning to the ¥17,000 level. Although the world economy expanded firmly and Japan's economy grew at a moderate pace, share prices stalled momentarily on account of a downward reaction to the rapid increase in the trading of shares by individual investors in the previous fiscal year, corporate scandals giving rise to heightened mistrust in equity markets, and future uncertainties associated with the transition from the Koizumi to Abe administration. Investor psychology tends to have a stronger effect on the stock market than such fundamentals as business results and the business cycle. We believe that the correction of share prices in fiscal 2006 is largely explained by investor psychology.

Business Performance in Fiscal 2006 and Major Results

Brokerage commissions fell 24.5% against the previous fiscal year. As a result, operating revenues decreased 15.2% to ¥33,244 million and net income decreased 30.0% to ¥9,534 million, the first time for our group to record lower revenues and profits. We, however, view this lull in business performance as a necessary leveling-off phase for us to develop a sustained basis in the future.

Our current revenue structure is largely reliant on brokerage commissions and financial income. This being the case, the diversification of products and services will be indispensable to minimize the adverse effect of worsening market conditions on business performance and to be able to provide diversified asset investment and stable returns to customers. In fiscal 2006, we continued to focus on the brokerage business and, at the same time, launched new products such as "Monex Asset Planning Fund" and "Premium Hybrid 2006" mutual funds as well as structured bonds, focusing on enhancing mutual fund and bond products. As a result, the share in revenues of mutual funds, alternative investment products, fixed income and margin FX trading increased, bringing us one step closer to our desired revenue structure. We believe fiscal 2006 was a year that we achieved notable progress toward a structure that will promise dramatic future growth.

Future Revenue Structure

The investment activities of individuals are undergoing a dramatic change in Japan. Now that they can no longer depend on retirement payments and pensions in the same way as before, people are reviewing asset structures centered on deposits and savings and are

●Nikkei Stock Average



(Yen)
20,000
18,000
16,000
14,000
12,000
10,000
2006
2007
(Year)
4 5 6 7 8 9 10 11 12 1 2 3 (Month)

●Changes in Structure of Revenues



Current Structure
(FYE Mar. 2007)
Managed assets (Mutual funds, etc.) 6%
Underwriting 2%
Fixed income and FX 7%
Others 2%
Financial income 17%
Net operating revenues
Brokerage commission revenues 66%
Future Structure
Managed assets (Mutual funds, etc.) 10%
Underwriting 4%
Fixed income and FX 24%
Net operating revenues
Brokerage commission revenues 50%
Financial income 12%

●Financial Assets Held by Households



Japan
United States
Currency & deposits
Bonds
Stocks
Investments
Insurance & pension reserves
Others
50.1
12.9
7.1
14.7
12.7
0
20
40
60
80
100%

Source: Research and Statistics Department of Bank of Japan, The Federal Reserve Board, United States

●Shares of Corporate Equity and Mutual Funds among Financial Assets Held by Households and Nonprofit Organization in the United States



%
30
25
20
15
10
5
0
Share of Corporate Equity
Share of Mutual Funds
91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 (Year)

Source: The Federal Reserve Board, United States

beginning to move toward asset structures as seen in the United States where investments are balanced between stocks, mutual funds, and bonds. As the share of stocks in household investments has decreased and the share of mutual trusts has risen in the United States, a similar trend can be envisioned for Japan.

Anticipating such a change in investment activity, we have expanded products and services in mutual funds and bonds in the last few years to be in a position to respond to the diversification of customer needs. In fiscal 2006, 83% of our revenues came from brokerage commissions and financial income, 7% from bonds and FX, and 6% from mutual funds and alternative investments. In three to five years, we aim to have a revenue structure where 62% of revenues derive from brokerage commissions and financial income, 24% from bonds and FX, and 10% from mutual funds and alternative investments.

Building a Distinctive Business Model

Monex is building an innovative business model with the view of providing high-quality and diversified services and of securing talented human resources. This business model consists of an "investment bank" that originates financial products in cooperation with domestic and foreign issuers and asset managers of stocks and bonds, and a "comprehensive online financial institution for individual investors" offering brokerage services and financial products that we originate. To realize this business model, we are pursuing three business strategies: (1) a product strategy of originating products such as IPOs, bonds, FX, etc. (2) a customer relationship management strategy of introducing the right products to customers in a timely manner, and (3) a channel strategy of increasing marketing channels through business alliances to become a closer presence to customers. Furthermore, to help individual investors acquire a deeper understanding of finance in general and financial products in particular, we are focusing efforts on investment education. Through the expansion and enrichment of investment education, we are convinced that we can further augment the effectiveness of our three strategies.

Medium Term Management Objectives

Geographic borders as well as intra-industry borders are lowering for financial activities in Japan. The walls between banking, securities, and insurance are crumbling, and a growing number of foreign companies are entering the Japanese market. Customer awareness is also changing. They are selecting companies that provide the products and services they desire regardless of industry segment or financial group.

○Monex's Key Goal
Online Investment Banking Business Model


Issuers of Stocks and Bonds/Investment Management Firms
Securities Exchange
Product Origination
Securities Brokerage
"Online Investment Bank"
Monex, Inc.
"Premium Online Financial Institution"
Sell high quality products directly to Retail Investors
Securities Brokerage with sophisticated services backed by stable systems
Retail Investors

To respond accurately to these changing needs and to survive the fierce competition in the financial industry, we believe there is a pressing need to design the future shape of finance and to propose this to society. Guided by such an understanding, we have begun a number of medium-term projects to realize the mission that Monex has pursued since its founding. We will provide comprehensive online financial services to individual investors, increase the range of products and services to extend our customer base to investors who do not purchase individual stocks, and establish an organization that can independently originate financial products as an online investment bank. In the next three to five years, we intend to triple assets in custody, reduce the cost per assets in custody, and complete a high-profit and low-cost asset management business model. Moreover, we will actively work to secure and foster human resources, the foundation of business development.

Major Measures for Fiscal 2007

To achieve these medium-term objectives, we have adopted a separate budget in fiscal 2007 in addition to our usual computer systems budget for the purpose of developing next-generation services. Using this budget, we will develop high value-added products and services to further increase our competitiveness. With respect to securing and developing human resources, we will make strategic increases in staffing in such areas as the origination of investment fund and bond products, asset management at Monex Alternative Investments, Inc. and internal control in response to the enactment of the Financial Instruments and Exchange Law (J-SOX).

Regarding our policy on returning profits to shareholders, starting in fiscal 2007 we will change the basis for determining dividends to be linked to consolidated net income of the same fiscal year. Dividends were formerly based on the net income that Monex, Inc. recorded in the previous fiscal year. Our dividend payout target will now be 50% of consolidated net income of the Monex Group for the current fiscal year. We will also begin paying an interim dividend in fiscal 2007. As a result of these changes, we believe we can provide a more suitable and adequate payout of profits to our shareholders.

By creating a novel and unprecedented business model, Monex is committed to opening a new frontier for asset formation for individual investors and to becoming a leading presence in Japan's financial sector. We seek to the ongoing patronage of our shareholders in these endeavors.

●Dividend Policy


Record date
March 31, 2007
FYE March, 2007
Year-end dividend
Calculation formula:
50% of net income
of Monex, Inc.
FYE March, 2006
September 30, 2007
FYE March, 2008
Interim dividend
Calculation formula:
50% of net income of MBH
Group for the first half
of FYE March, 2008
March 31, 2008
FYE March, 2008
Year-end dividend
Calculation formula:
50% of net income of MBH
Group for the second
half of FYE March, 2008

Group Companies

Monex Beans Holdings intends to support asset planning for retail investors and holds Monex, Inc. and other group companies under its holding company structure in order to produce and provide better financial products and services. Monex University, Inc. is an investment education company which develops and provides methods of asset planning. Monex Alternative Investments, Inc. develops and manages alternative investment products.

Monex University, Inc.



President **Shinobu Naito**

Monex University, Inc. ("MU") is an investment education company for individual investors. MU develops contents such as life planning and methods of asset management systematically and distributes them via seminars and the Internet.
We will continue to endeavor to develop tools to realize individual investors' asset planning based on self-responsibility and investment returns.

Monex University, Inc.

Corporate Data

Founded	November 2005
Representative	Shinobu Naito
Capital	40 million yen
Description of Business	Creating investment educational contents Planning and management of investment education related events Planning of investment education related books/DVDs and others
Head Office	1-11-1 Marunouchi Chiyoda-ku, Tokyo, Japan 100-6219
URL	http://www.monexuniv.co.jp/

Major Activities for Fiscal 2007

"Monex Money Seminar" From Autumn of 2006, MU produced contents for full-page serial advertisement, on a nationwide newspaper. The advertisement explains various themes on "Money" with easy-to-understand explanations.

"Monex Campus" E-learning contents on investments provided on demand.

"School of Stocks" In addition to School of Stocks for elementary and junior high school students, MU held "School of Stocks" for the retired baby boomer generation.

"Money Certification Test" MU supported the Money Certification Test held by famous Japanese money magazine, "Nikkei Money."

Monex Alternative Investments, Inc.

President **Shigeo Mizuta**



Monex Alternative Investments, Inc. ("MAI") is an asset management company that develops and manages alternative investment products. MAI provides a wide variety of alternative investment opportunities that were inaccessible for individual investors. We will strengthen our origination and asset management capabilities and contribute to the differentiation of the Monex group.

MAI
Monex Alternative Investments, Inc.

Corporate Data

Founded	October 2004
Representative	Shigeo Mizuta
Capital	95 million yen
Description of Business	Asset Management including fund selection advisory
Head Office	1-11-1 Marunouchi Chiyoda-ku, Tokyo, Japan 100-6219
URL	http://www.monexai.com/

Major Activities for Fiscal 2007

MAI gives investment advice on the 2 alternative investment products that Monex, Inc. released in August 2006.

"Premium Hybrid 2006" "Premium Hybrid 2006" provides individual investors with the opportunity to invest in private equities from just 500,000 yen. It is managed by a combination of private equities and hedge funds.

"China Focus" "China Focus" diversifies its investments in Hong Kong, Taiwan, and mainland China and enables access to Shanghai Stock Exchange's A shares that are limited to foreign investors.

Our Businesses

Influenced by sluggish market conditions, income from our brokerage business decreased in the fiscal year ended March 31, 2007. However, the convenience of distinctive services such as Monex Night-time Trading and stock lending service penetrated the awareness of individual investors, and the number of customers of these services increased sharply. In the mutual fund and alternative investment business, a full lineup of mutual funds made extensive investment opportunities available to customers. We also launched two alternative investment products for individual investors which had been exclusive to institutional investors. In the fixed income and FX business, we continued to offer Japanese government bonds for individual investors with a proven track record, launched a number of attractive new products such as zero-coupon bonds issued by the World Bank, and sought to expand FX services.

(Millions of Yen)

●Breakdown of Net Operating Revenues	FYE March 2005	FYE March 2006	FYE March 2007
Stock Brokerage	17,794	32,638	25,905
Underwriting	321	877	533
Mutual Funds & Alternative Investments Business	499	1,172	1,875
Fixed Income & FX Business	1,579	2,322	2,107
Others	495	800	677
Total of Net Operating Revenues	20,690	37,811	31,099

(Rounded down to the nearest million yen)

●Net Operating Revenues


(Millions of Yen)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
37,811
31,099
20,690
FYE Mar. 2005
FYE Mar. 2006
FYE Mar. 2007

●Share of Operating Revenues

FYE March 2007


Others
Underwriting
Mutual Funds & Alternative Investments Business
Fixed Income & FX Business
Stock Brokerage
2.2%
1.7%
6.0%
6.8%
83.3%

Brokerage Business

●Percentage share of net operating revenues



Monex Night-time Trading attracts customers
Outstanding balance of stock lending service totals ¥114.1 billion

<Fiscal year activities and results>

Our brokerage business was influenced by sluggish market conditions, and the total trading value decreased 29% from the previous year to ¥19 trillion. As a result, brokerage commissions fell 25% to ¥20.6 billion. On the other hand, our efforts to expand mobile phone trading by setting lower transaction fees were rewarded with the number of such customers increasing 66% to 32,000 as of the end of fiscal 2006. Monex Night-time Trading, our original night-time trading service, has undergone sustained growth, and the total trading value reached ¥170.8 billion in fiscal 2006. Moreover, our stock lending service grew substantially. Stock lending accounts totaled 22,000 at the end of fiscal 2006, and the outstanding balance came to ¥114.1 billion.

Based on the above, net operating revenues of the brokerage business decreased 21% from the previous year to ¥25.9 billion in fiscal 2006.

<Major measures for fiscal 2007>

In our brokerage business, we launched a leading-edge, real-time trading tool, the Monex Trader series, in April 2007. The most advanced tool in the series, the Monex Trader Pro α, is the first tool in Japan with fully automated trading capabilities. Its full-scale launch offers a new level of convenience for customers trading stocks. In February 2007, Monex Business Incubation, Inc. began investment in stocks using KabuRobos (automated stock trading programs) offered by Trade Science Corp. as its "fund managers" to manage a total of ¥500 million. In fiscal 2007, the Monex group is planning to provide services such as trading signal delivery with KabuRobos. We also intend to expand mobile phone services, such as enabling Monex Night-time Trading on mobile phones. We will continue to endeavor to increase assets in custody and total trading value.

- Domestic stocks (cash and margin trading)
- Chinese stocks
- Small-unit stock trading
- Monex Night-time Trading
- Off-floor distributions
- Stock lending service
- Monex Trader series

□Underwriting Business

●Percentage share of net operating revenues

Main point

○ Underwriter of 87 IPOs (including the lead underwriter of one IPO)



<Fiscal year activities and results>

Number of underwritten IPO deals totaled 87 (including the lead underwriter of one IPO) in our underwriting business, a decrease of two from the previous year, and net operating revenues fell 39% to ¥500 million in fiscal 2006.

<Major measures for fiscal 2007>

In relation to our underwriting business, we will work to capture market conditions and investor demand, and give proper feedback to our clients. We will further strengthen examination functions with the view of closing successive lead underwriting deals. Through such measures, we intend to become one of the top three IPO underwriters in terms of the number of IPO deals and one of the top 10 in terms of the value of IPO deals. In addition, we will work to generate synergy between our underwriting business and the M&A advisory business of WR Hambrecht & Co Japan, Inc.

□Mutual Fund and Alternative Investment Business

○Percentage share of
net operating revenues


6.0%

Main points

- ○ Mutual Fund balance of ¥164 billion (as of March 31, 2007; excluding MRF)
- ○ Launches of "Premium Hybrid 2006" and "Monex Asset Planning Fund"
- ○ Net operating revenues increase 60% over the previous year

<Fiscal year activities and results>

Our full lineup of products in the mutual fund business has supported customers in making globally diversified investments. Especially, the "Monex Asset Planning Fund" that we launched in January 2007 achieved net assets in custody of ¥7.5 billion in two months. The total balance of mutual funds excluding MRF increased 50% over the prior year to ¥164 billion as of the end of fiscal 2006, and the number of customer accounts increased 37% to 83,000.

In the alternative investment business, we launched two new products in fiscal 2006. "Premium Hybrid 2006" is an innovative alternative investment product for individual investors that combine private equity funds and hedge funds. Its net assets in custody totaled ¥4.2 billion as of the end of fiscal 2006. "China Focus" makes diversified investments in mainland China, Hong Kong, and Taiwan where strong growth is foreseen. This fund has attracted individual investors with its low minimum investment unit of ¥100,000.

As a result of the above, net operating revenues of the mutual fund and alternative investment business rose 60% over the previous year to ¥1.8 billion.

<Major measures for fiscal 2007>

The Monex Group is focusing its efforts on expanding the mutual fund and alternative investment business as a source of stable and sustained revenues that are relatively unaffected by changing market conditions.

In the mutual fund business, Monex has exploited its strengths as a pioneer in the online distribution of mutual funds to become an industry leader in the distribution of such products. Going forward, we will apply our own assessment standards to regularly revise our list of selected funds, and provide outstanding products in both quality and quantity. In addition, we have made major revisions to the mutual fund page on our website to achieve greater usability.

In the alternative investment business, we will continue to originate distinctive products such as "Premium Hybrid 2007." In fiscal 2007, we will strengthen human resources at Monex Alternative Investments, Inc. to establish a strong asset management team, and we will work to further develop this business by expanding the number of original products.

Products & Services

Mutual Funds

- "Monex Asset Planning Fund" and other Monex-exclusive funds
- No-load funds
- Monex-selected Funds
- Specially-themed funds
- Monthly purchase program

Monex specialized alternative investment products

- "China Focus"
- "Premium Hybrid 2006"
- "Asia Focus"

Fixed Income and FX Business

◎Percentage share of net operating revenues



Main points

- Started Monex World Bank Notes Market
- Launch of structured bonds
- Launch of Monex FXpro

<Fiscal year activities and results>

As a means of diversifying our sources of revenues, the Monex Group has sought to expand its fixed income business over the years. In fiscal 2006, we started the Monex World Bank Notes Market, our original purchase order system in which the issue of World Bank notes is determined in accordance with the orders customers select. We also began the distribution of zero-coupon bonds, "Time Capsule," issued by the World Bank, and structured bonds utilizing derivative methods to respond to the growing need of diversified investments. As a result, the number of customers who have purchased foreign bonds rose by 8,000 over the prior year to 12,000 as of the end of fiscal 2006.

In the FX business, the Monex FXpro was launched in January 2007, offering a variety of order functions and currency pairs to increase the number of FX users. As a result, FX accounts totaled 50,000, an increase of 12,000 from the previous year as of March 31, 2007. However, intense competition in the industry caused net operating revenues of the fixed income and FX business to decline 9% from the prior year to ¥2.1 billion.

<Major measures for fiscal 2007>

Investments in fixed income products have become even more attractive with the increase of market interest rates. Viewing such changes in the market environment as an opportunity, the Monex Group intends to respond to the diverse needs of customers by providing an array of new products and services. In April 2007, we began the distribution of notes with monthly interest payments, a strongly requested product by our customers. In July 2007, we distributed Monex Notes for Individuals which also proved to be high in demand. We are committed to the ongoing investment of management resources to expand the fixed income business.

In the FX business, we will respond to customers' varied trading styles with two products of Monex FX and Monex FXpro. We will also implement measures such as the expansion of investment information and investment tools and the increase of transaction channels as we pursue a marketing strategy that maximizes the characteristics of these two platforms.

Products & Services

Fixed income products

- Japanese government bonds for individuals
- Monex Notes for Individuals
- Zero-coupon bonds ("Time Capsule")
- Monex World Bank Notes Market
- Foreign currency bonds (denominated in U.S. dollars, Australian dollars, New Zealand dollars, South African rand, and other currencies)
- Structured bonds

FX products

- Monex FX
- Monex FXpro

Corporate Governance



Representative Director, Deputy President and CFO
Monex Beans Holdings, Inc.

Director and COO, Monex, Inc.

Kyoko Kudo

The "Monex Character" and Corporate Governance Policies

Since its foundation in 1999 as an online brokerage firm, Monex has worked steadily to strengthen corporate governance. In this process we have been guided by a simple question: What can Monex do as a company to benefit customers? Pursuing this objective is our basic corporate stance, as we also state in our management principles. Offering products and services from the customer's perspective is just the start. The essence of the "Monex Character" is maintaining an open existence toward customers and society, which is also the most prominent and distinguishing feature of the corporate governance of the Monex Group.

Thorough Information Disclosure

As a significant management issue for the Monex Group, we are working on strengthening the internal control system. Even with internal control, the "Monex Character" fulfills a major role. The first that can be mentioned is thorough information disclosure. Grounded on the awareness that providing timely information to customers and investors is the foundation of corporate governance, we release an array of financial and corporate information and thoughts of senior management on an ongoing basis through our web site, including information that may be inconvenient to us. In such a manner, Monex opens itself to external surveillance as it endeavors to strengthen checks on internal operations. In addition, we have established an advisory board of prominent individuals to receive varied and neutral advice on the management of the Monex Group.

Smooth Internal Communication

A second function of the "Monex Character" in internal control is the achievement of smooth internal communication. An important element of Monex's DNA is a free and vigorous corporate culture that encourages open debate regardless of job position or career length. This tradition has penetrated to all corners of our organization. At regular meetings held for all group employees, management presents its message directly to employees, which contributes to enrich internal communication. At these same meetings, legal compliance coordinators hold mini-seminars on compliance. In such a way we are promoting thorough and companywide awareness of the importance of legal compliance.

Passing on the "Monex Character"

Our employees now exceed 200 in number. Since we can no longer expect the "Monex Character" to emerge automatically from our organization, we are endeavoring to share our management principles within the company through a range of educational seminars and meetings. By maintaining our "Monex Character," we intend to strengthen corporate governance and to establish a Monex brand that inspires the confidence of all our stakeholders.

Corporate Governance

The corporate governance system in decision-making, execution, and oversight in the management of the Group

1. Basic Concept on Corporate Governance

The Monex Group has put in place a corporate governance system in each Group company; based on that system, each company will implement a full program of corporate governance as a fundamental frame work; further, promotion of disclosure and mechanisms for taking in a wide variety of opinions will function as checks on Group management and lead to balanced decision-making; they are thus regarded as important in making corporate governance function effectively.

2. Basic Policy on Internal Control Systems

Monex Beans Holdings, Inc. (the Company) and Monex, Inc. regards building and implementing appropriate internal control systems as a critical management issue. Thus, acting in advance of enforcement of the Corporation Law in May 2006, both have set their fundamental policies for building a system of internal controls at the regular meetings of their board of directors held in March, 2006. Furthermore, as a system for verifying the status of those internal controls, in addition to checking by the board of directors and board of statutory auditors, both have systems for receiving the advice of outside counsel on internal controls and risk management, as appropriate.

The Company's basic policy on its internal control system is disclosed on its website (http://www.monexbeans.net/).

3. Board of Directors and Board of Statutory Auditors

The Company has adopted the board of statutory auditors system. As of June 23, 2007, its board of directors comprises nine directors including three external directors. The board of directors meets at least once a month for effective monitoring of operations. The four members of its board of statutory auditors include two external auditors.

4. Proactive Disclosure

The Company regards disclosure as of great importance and works to ensure ongoing disclosure in an easy-to-understand manner. It discloses operating revenues, net operating revenues, and operating income monthly.

Monex, Inc., also implements proactive disclosure such as weekly and monthly disclosures including its customers' account numbers, etc.

Disclosure is based on the Group disclosure policy, which has been set up to eliminate any arbitrariness, and the disclosure policy itself is disclosed on the Company website.

5. Establishing a Corporate Culture of Thorough Compliance

The Company regards awareness and implementation of ethical compliance as important not only for the management team but also for every employee of every company in the Group. It thus discloses the Monex Beans Ethical Compliance Policy on the Company website. Furthermore, through company-wide meetings and in-house networks works to establish a corporate culture in which compliance underlies the thinking of every officer and employee in the Group.

6. Ongoing Disclosure and Declarations of Management's Perceptions and Thoughts on Current Status

The Company confirms the importance, from the point of view of corporate governance, of the ongoing disclosure and declaration of its management's perceptions and thoughts on current status; that disclosure functions as, in effect, a restraint on management from outside the company and from within. The CEO of Monex, Inc. expresses his perceptions and opinions in each issue of Monex Mail, an e-mail magazine that Monex, Inc., publishes every business day without fail since its first issue.

7. Advisory Board

This board consisting of intellectuals to secure balanced, neutral, multifaceted views and advice from a broad perspective. The board meets quarterly and provides valuable, broad-ranging advice on the management of the group as a whole.


General Meeting of Shareholders
Advisers (outside counsel)
Advice on risk-management
Election / Dismissal
Election / Dismissal
Election / Dismissal
Advisory Board
Views of knowledgeable, learned persons
Board of Directors
Audit
Board of Statutory Auditors
Accounting Auditor
Markets
Mass Media
President and CEO
Audit
Restraint provided through disclosure
Divisions
Internal Audit Office
Audit
Audit
Advice / Oversight
Subsidiaries such as securities subsidiary
Group Companies

Financial Review

Results of Operations

(April 1, 2006-March 31, 2007)

Japanese stock markets started the fiscal year with the Nikkei 225 Stock Average at around the levels of ¥17,000 before falling below ¥15,000 in June 2006. After that, it raised gradually reflecting strong corporate earnings, entered adjustment phases in February 2007, and recovered the ¥17,000 levels at the end of the fiscal year. The average daily turnover by retail investors at the three markets and JASDAQ marked over ¥1,600 billion in April, then trended around ¥1,000 billion from June to December, and rose to well exceed ¥1,000 billion in January and February 2007.

Under these circumstances, stock brokerage commissions, the Company's core revenue source, and sales of investment trusts and the number of IPOs the Company managed maintained high levels. Customer accounts at the end of the fiscal year totaled 750,364, increasing 118,816 from the end of the previous fiscal year and customers' assets in custody were ¥2,127.6 billion, decreasing ¥121.2 billion.

(Commission Revenues)

Commission revenues totaled ¥25,376 million (a decrease of 21.1% year-on-year) in the fiscal year under review.

1. Brokerage Commissions

Brokerage commissions were ¥20,611 million (a decrease of 24.5% year-on-year), due to the decrease in trading value in the stock markets.

2. Underwriting and Distribution Commissions

The Group was involved in the underwriting of 87 initial public offerings, of which 1 deal was lead manager status. Distribution commissions totaled ¥439 million (a decrease of 45.6% year-on-year).

3. Subscription and Distribution Commissions

Commissions from distribution of BRICs funds held steady and investment trust which consists of private equity funds was launched. Subscription and distribution commissions totaled ¥913 million (an increase of 19.9% year-on-year).

4. Other Commission Revenues

Agency commissions related to investment trusts ¥889 million (an increase of 144.9% year-on-year), owing to the significant increase in assets' in custody, while commissions from margin forex trades was ¥1,834 million (a decrease of 17.9% year-on-year). Total other commission revenues came to ¥3,413 million (an increase of 3.7% year-on-year).

(Trading Profit and Loss)

Net gain on trading came to ¥122 million (an increase of 44.9% year-on-year); primarily foreign exchange gains stemming from sales of foreign investment trusts and foreign currency-denominated bonds.

(Financial Income)

Margin trading balance, including both shares bought and sold on margin, at the end of this fiscal year was ¥183.4 billion. Financial income totaled ¥7,440 million (an increase of 10.3% year-on-year), of which ¥6,034 million (an increase of 1.7% year-on-year) was generated from margin accounts. After financial expenses are deducted, net financial income came to ¥5,294 million (a decrease of 0.7% year-on-year).

As a result, operating revenue totaled ¥33,245 million (a decrease of 15.2% year-on-year), and net operating revenue, excluding financial expenses, came to ¥31,099 million (a decrease of 17.8% year-on-year).

■Accounts/Customer's Asset in Custody



(Accounts)
800,000
700,000
600,000
500,000
400,000
439,514
453,140
483,962
542,555
631,548
675,892
700,220
719,785
750,364
(Hundred million yen)
25,000
20,000
15,000
10,000
5,000
0
15,050
15,427
17,563
21,220
22,487
20,446
20,037
20,344
21,276
2005 March
June
September
December
2006 March
June
September
December
2007 March

(*Rounded down to the nearest hundred million yen.)

■Commission Revenues

FYE March 2006 (Millions of Yen)

	Equity securities	Bonds	Investment trusts	Others	Total
Brokerage	27,173	–	93	40	27,306
Underwriting and distribution	806	–	–	–	806
Subscription and distribution	25	15	721	–	762
Other commissions	403	–	386	2,502	3,292
Total	28,408	15	1,201	2,542	32,168

FYE March 2007 (Millions of Yen)

	Equity securities	Bonds	Investment trusts	Others	Total
Brokerage	20,404	0	135	70	20,610
Underwriting and distribution	438	–	–	–	438
Subscription and distribution	23	18	871	–	913
Other commissions	387	0	916	2,108	3,412
Total	21,254	18	1,923	2,178	25,376

(*Rounded down to the nearest million yen.)

(Selling, General and Administrative Expenses)

As trading value decreased, commission paid and exchange and association dues decreased 13.5% to ¥1,723 million, while advertising expenses increased 71.0% to ¥2,082 million as a result of aggressive marketing activities. Total amount of selling, general and administrative expenses increased 15.1% to ¥14,540 million.

Taken together, operating income amounted to ¥16,559 million (a decrease of 34.2% year-on-year) for the fiscal year under review.

(Other)

Other expenses, net, worth a total of ¥208 million include ¥372 million (a decrease of 49.9% year-on-year) in provision for securities transactions.

All told, income before income taxes and minority interests totaled ¥16,351 million (a decrease of 31.0% year-on-year) and net income ¥9,535 (a decrease of 30.0% year-on-year) million for the fiscal year under review.

Outlook for This Year

(April 1, 2006-March 31, 2007)

The Group offers a wide range of products for a variety of customers ranging from beginners to intermediate and experienced investors. Even if stock transactions by retail investors rapidly increase, we have ample capacity and will strive to establish systems and environments enabling customers to trade smoothly. At the same time, in order to maintain earnings structure capable of withstanding future changes in stock markets, we will strive to secure long-term stable revenues by diversifying revenues through launches of bonds, margin foreign trades and alternative investment products.

Financial Conditions

The Company generated ¥25,532 million in operating activities, while spending ¥1,253 million in investing activities and ¥34,207 million in financing activities for the fiscal year ended March 31, 2007. As a result, cash and cash equivalents at the end of the fiscal year was ¥37,132 million, a decrease of ¥9,928 million compared to ¥47,060 million at the beginning of the year.

Following is a breakdown of cash flow for the fiscal year under review:

(Net Cash Provided by Operating Activities)

Net cash provided by operating activities for the fiscal year ended March 31, 2007 was ¥25,532 million, compared to ¥51,758 million used in operating activities for the fiscal year ended March 31, 2006. This was due to the decrease in margin transaction assets.

(Net Cash Used in Investing Activities)

Net cash used in investing activities for the fiscal year ended March 31, 2007 decreased to ¥1,253 million from ¥3,022 million for the fiscal year ended March 31, 2006, due to the decrease of purchases of investment securities.

(Net Cash Used in Financing Activities)

Net cash used in financing activities was ¥34,207 million, compared to ¥75,835 million provided by financing activities for the fiscal year ended March 31, 2006, due to the decrease in short-term borrowings.

■Selling, General and Administrative Expenses


(Millions of Yen)
15,000
10,000
5,000
0
11,424
12,636
14,540
FYE Mar. 2005
FYE Mar. 2006
FYE Mar. 2007

(*Rounded down to the nearest million yen.)

■Margin Balance


(Hundred million yen)
2,500
2,000
1,500
1,000
500
0
1,434
1,470
1,781
2,347
2,333
2,155
1,845
1,731
1,834
2005 March
June
September
December
2006 March
June
September
December
2007 March

(*Rounded down to the nearest hundred million yen.)

Financial Statements

Consolidated Balance Sheets

As of March 31, 2007 and 2006

Assets	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars 2007
Current assets:			
Cash and deposits	¥ 61,663	¥ 69,081	$ 522,346
Cash segregated for customers and others	94,061	109,766	796,789
Trading assets (Notes 6 and 8)	4,377	520	37,078
Margin transaction assets (Note 3)	170,085	219,091	1,440,788
Payments on securities subscribed	1,022	1,192	8,657
Short-term guarantee money deposited	6,169	5,843	52,258
Accrued revenues	2,289	2,147	19,390
Deferred tax assets (Note 10)	636	1,151	5,388
Short-term loans receivable	30,030	11,037	254,384
Other	3,852	5,825	32,630
Allowance for doubtful receivables	(97)	(4)	(822)
	374,087	425,649	3,168,886
Property and equipment, at cost:			
Buildings	164	157	1,389
Furniture and fixtures	48	37	407
Accumulated depreciation	(56)	(29)	(474)
	156	165	1,322
Intangible assets, net of amortization:			
Goodwill	42	61	356
Software	789	99	6,684
Other	10	10	84
	841	170	7,124
Investment and others:			
Investment securities (Notes 5 and 7)	4,467	3,788	37,840
Long-term guarantee deposits	382	419	3,236
Deferred tax assets (Note 10)	—	5	—
Other	143	498	1,211
Allowance for doubtful receivables	(87)	(395)	(737)
	4,905	4,315	41,550
Total assets	¥ 379,989	¥ 430,299	$ 3,218,882

The accompanying notes are an integral part of the financial statements.

Liabilities	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars 2007
Current liabilities:			
Trading liabilities (Notes 6 and 8)	¥ 4,155	¥ 182	$ 35,197
Margin transaction liabilities (Note 3)	69,761	83,312	590,945
Loans payable secured by securities	52,949	45,563	448,530
Deposits received	48,740	63,188	412,876
Guarantee money received	76,188	78,000	645,387
Short-term borrowings (Note 12)	29,750	61,000	252,012
Income taxes payable (Note 10)	3,204	9,405	27,141
Accrued employees' bonuses	104	206	881
Accrued directors' bonuses	189	—	1,601
Allowance for point services	707	591	5,989
Other	1,843	3,402	15,612
	287,590	344,849	2,436,171
Non-current liabilities:			
Long-term debt (Note 12)	42,500	42,000	360,017
Deferred tax liabilities (Note 10)	128	—	1,084
	42,628	42,000	361,101
Statutory reserves (Note 13):			
Reserve for securities transactions	2,182	1,810	18,484
Reserve for commodities transactions	27	22	229
	2,209	1,832	18,713
Total liabilities	332,427	388,681	2,815,985
Commitments (Note 14):			
Net Assets and Shareholders' Equity			
Net assets (Note 15):			
Owners' equity			
Common stock:	8,800	—	74,545
Authorized — 8,800,000 shares			
Issued — 2,344,687 shares			
Capital surplus	15,155	—	128,377
Retained earnings	23,310	—	197,459
	47,265	—	400,381
Valuation and translation adjustments			
Net unrealized holding gains on securities, net of taxes	223	—	1,889
	223	—	1,889
Minority interests	74	—	627
Total net assets	47,562	—	402,897
Total liabilities and net assets	¥ 379,989	—	$ 3,218,882
Minority interests	—	30	—
Shareholders' equity:			
Common stock:	—	8,800	—
Authorized — 8,800,000 shares			
Issued — 2,344,687 shares			
Capital surplus	—	15,155	—
Retained earnings	—	17,598	—
Net unrealized holding gains on securities, net of taxes	—	35	—
Total shareholders' equity	—	41,588	—
Total liabilities, minority interests and shareholders' equity	—	¥ 430,299	—

Consolidated Statements of Income

For the fiscal years ended March 31, 2007 and 2006

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Operating revenues:			
Commission revenues (Note 19)	¥ 25,376	¥ 32,168	$ 214,960
Net gain on trading account	122	84	1,033
Financial income (Note 20)	7,440	6,743	63,024
Other operating revenues	307	228	2,601
	33,245	39,223	281,618
Financial expenses (Note 20)	2,146	1,412	18,179
Net operating revenues	31,099	37,811	263,439
Selling, general and administrative expenses (Note 21)	14,540	12,637	123,168
Operating income	16,559	25,174	140,271
Other incomes (expenses):			
Gain on sales of investment securities	40	99	339
Gain on sales of intangible assets	—	50	—
Merger costs of subsidiaries	—	(467)	—
Cost of listing	—	(248)	—
Loss on outsourcing contract cancellation	—	(69)	—
Loss on disposal of fixed assets	—	(96)	—
Provision for securities transactions (Note 13)	(372)	(744)	(3,151)
Provision for commodities transactions (Note 13)	(5)	(15)	(43)
Dividend income	164	13	1,389
Other, net	(35)	(1)	(296)
	(208)	(1,478)	(1,762)
Income before income taxes and minority interests	16,351	23,696	138,509
Income taxes (Note 10):			
Current	6,301	10,269	53,376
Deferred	520	(191)	4,405
	6,821	10,078	57,781
Minority interests	(5)	—	(43)
Net income	¥ 9,535	¥ 13,618	$ 80,771

Per share amounts	Yen		U.S. Dollars
	2007	2006	2007
Net income	¥ 4,066.46	¥ 5,677.31	$ 34.45
Cash dividends per share applicable to the year	2,900.00	1,500.00	24.57

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Changes in Net Assets

For the fiscal year ended March 31, 2007

Millions of Yen

	Owner's Equity				Valuation and Translation Adjustments			
	Common Stock	Capital Surplus	Retained Earnings	Total Owners' Equity	Net Unrealized Holding Gains on Securities, Net of Taxes	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at March 31, 2006	¥ 8,800	¥ 15,155	¥ 17,598	¥ 41,553	¥ 35	¥ 35	¥ 30	¥ 41,618
Net income	—	—	9,535	9,535	—	—	—	9,535
Cash dividends paid	—	—	(3,517)	(3,517)	—	—	—	(3,517)
Bonuses paid to directors	—	—	(306)	(306)	—	—	—	(306)
Increase in net unrealized holding gains on securities	—	—	—	—	188	188	—	188
Increase in minority interests	—	—	—	—	—	—	44	44
Balance at March 31, 2007	¥ 8,800	¥ 15,155	¥ 23,310	¥ 47,265	¥ 223	¥ 223	¥ 74	¥ 47,562

Thousands of U.S. Dollars

	Owner's Equity				Valuation and Translation Adjustments			
	Common Stock	Capital Surplus	Retained Earnings	Total Owners' Equity	Net Unrealized Holding Gains on Securities, Net of Taxes	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at March 31, 2006	$ 74,545	$128,377	$149,073	$351,995	$ 297	$ 297	$ 254	$352,546
Net income	—	—	80,771	80,771	—	—	—	80,771
Cash dividends paid	—	—	(29,793)	(29,793)	—	—	—	(29,793)
Bonuses paid to directors	—	—	(2,592)	(2,592)	—	—	—	(2,592)
Increase in net unrealized holding gains on securities	—	—	—	—	1,592	1,592	—	1,592
Increase in minority interests	—	—	—	—	—	—	373	373
Balance at March 31, 2007	$ 74,545	$128,377	$197,459	$400,381	$ 1,889	$ 1,889	$ 627	$402,897

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Shareholders' Equity

For the fiscal year ended March 31, 2006

Millions of Yen

	Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Holding Gains on Securities, Net of Taxes
Balance at March 31, 2005	¥ 8,800	¥ 15,155	¥ 5,804	¥ 53
Net income	—	—	13,618	—
Cash dividends paid	—	—	(1,173)	—
Bonuses paid to directors	—	—	(47)	—
Decrease due to the merger of subsidiaries	—	—	(604)	—
Decrease in net unrealized holding gains on securities	—	—	—	(18)
Balance at March 31, 2006	¥ 8,800	¥ 15,155	¥ 17,598	¥ 35

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows

For the fiscal years ended March 31, 2007 and 2006

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 16,351	¥ 23,696	$ 138,509
Depreciation	99	77	839
Allowance for doubtful receivables	(215)	185	(1,821)
Allowance for point services	116	202	983
Gain on sales of investment securities	(40)	(99)	(339)
Increase (decrease) in accrued employees' bonuses	(102)	46	(864)
Increase in accrued directors' bonuses	189	—	1,601
Decrease in severance and retirement benefits for employees	—	(79)	—
Interest income and dividend income	(7,608)	(6,756)	(64,447)
Interest expense	2,145	1,412	18,170
(Increase) decrease in cash segregated for customers and others	15,705	(47,947)	133,037
Increase in segregated cash included in cash and deposits	(2,510)	(22,021)	(21,262)
(Increase) decrease in trading assets	133	(152)	1,127
(Increase) decrease in margin transaction assets, net of increase in margin transaction liabilities	35,455	(91,183)	300,339
Increase in loans payable secured by securities and in loans receivable secured by securities	7,373	38,980	62,457
Increase in short-term loans	(18,993)	(11,021)	(160,890)
(Increase) decrease in short-term guarantee money deposits	(326)	2,151	(2,762)
Increase (decrease) in deposits received	(14,449)	35,663	(122,397)
Increase (decrease) in guarantee money received	(1,812)	28,035	(15,350)
Increase (decrease) in consumption taxes payable	(553)	395	(4,685)
Payment for directors' bonuses	(306)	(47)	(2,592)
Other, net	3,698	(4,638)	31,325
Sub total	34,350	(53,101)	290,978
Interest and dividend received	7,186	6,241	60,873
Interest paid	(1,995)	(1,407)	(16,900)
Income taxes paid	(14,009)	(3,491)	(118,670)
Net cash provided by (used in) operating activities	25,532	(51,758)	216,281
Cash flows from investing activities:			
Purchases of property and equipment	(154)	(19)	(1,305)
Purchases of intangible assets	(746)	(81)	(6,319)
Proceeds from sales of intangible assets	—	50	—
Purchases of investment securities	(936)	(2,513)	(7,929)
Proceeds from sales and redemption of investment securities	548	149	4,642
Payment for purchase of investments in affiliates	(50)	(590)	(424)
Proceeds from sales of investments in affiliates	—	12	—
Payments for long-term guarantee deposits	(60)	(124)	(508)
Proceeds from long-term guarantee deposits	97	100	822
Other, net	48	(6)	407
Net cash used in investing activities	(1,253)	(3,022)	(10,614)
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	(28,750)	32,500	(243,541)
Increase (decrease) in commercial paper	(2,500)	2,500	(21,177)
Increase in long-term debt	500	42,000	4,235
Proceeds from minority shareholders due to issuance of shares	48	—	407
Dividends paid	(3,505)	(1,165)	(29,691)
Net cash provided by (used in) financing activities	(34,207)	75,835	(289,767)
Net increase (decrease) in cash and cash equivalents	(9,928)	21,055	(84,100)
Cash and cash equivalents at beginning of year	47,060	26,005	398,645
Cash and cash equivalents at end of year (Note 22)	¥ 37,132	¥ 47,060	$ 314,545

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of Monex Beans Holdings, Inc. (the "Company") have been prepared in accordance with the provisions set forth in the Securities and Exchange Law of Japan and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different from International Financial Reporting Standards with respect to certain application and disclosure requirements.

On August 2, 2004, Monex, Inc. ("Monex") and Nikko Beans, Inc. ("Nikko Beans") established the Company as a holding company by means of a statutory share exchange and became wholly owned subsidiaries of the Company. This transaction was accounted for using the pooling-of-interests method. The combination of both companies (Monex and Nikko Beans) into one entity is deemed to correspond to a combination of interests, considering the nature of the businesses, financial conditions and earnings records of both companies and because both companies jointly bear the parent company's risks and provide the parent company benefit.
Monex and Nikko Beans merged as of May 1, 2005 and adopted the name "Monex Beans, Inc." for the merged entity. Monex Beans, Inc. changed its name to Monex, Inc. on December 3, 2005.

The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statement of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law of Japan. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The consolidated balance sheet as of March 31, 2007, which has been prepared in accordance with the new accounting standard as discussed in Note 2 (13), is presented with the consolidated balance sheet as of March 31, 2006 prepared in accordance with the previous presentation rules.

Also, as discussed in Note 2 (14), the consolidated statement of changes in net assets for the year ended March 31, 2007 has been prepared in accordance with the new accounting standard. The accompanying consolidated statement of shareholders' equity for the year ended March 31, 2006 was voluntarily prepared for the purpose of inclusion in the consolidated financial statements although such statements were not required to be filed with the Local Finance Bureau.

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2007, which was ¥118.05 to U.S. $1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Summary of Significant Accounting Policies

(1) Principles of Consolidation

The consolidated financial statements are required to include the accounts of the Company and significant companies that are controlled by the Company through substantial ownership of more than 50% of the voting rights or through ownership of a high percentage of the voting rights, even if it is equal to or less than 50%, and existence of certain conditions evidencing control by the Company of decision-making bodies of such companies.
The accompanying consolidated financial statements include the accounts of the Company and four of its subsidiaries for the year ended March 31, 2006 and 2007. The Company's consolidated subsidiaries as of March 31 2007 are Monex, Inc., Monex Alternative Investments, Inc., Monex University, Inc. and Monex Business Incubation, Inc. Monex Capital Partners I, Inc. ("MCPI") was not consolidated.

(2) Application of Equity Method

Investments in significant affiliates, of which the Company has ownership of 20% or more but less than or equal to 50%, and of 15% or more and less than 20% and can exercise significant influences over operating financial policies of investees, have been accounted for by the equity method.
Investments in all of significant affiliates, which were two companies for the year ended March 31, 2007, were accounted for by using the equity method.
Investment in an unconsolidated subsidiary, Monex Capital Partners I, Inc. ("MCPI") is stated at cost. If the MCPI had been consolidated or the equity method of accounting had

been applied to MCPI, the effect on the accompanying consolidated financial statements would not be material.

(3) Trading Account

The Company prescribes "trading" to be the conduct of transactions for the purpose of earning profit by taking advantage of fluctuations in market prices and differentials between markets as well as reducing losses from them, using securities exercised in one's own account, products which are treated as securities, derivatives trading, money claims, currency trading and other transactions.

a) Securities in the Trading Account

Securities classified as the trading account (trading assets) are accounted for based on a trade date basis at market value or fair value.

b) Derivative Contracts in the Trading Account

Derivative contracts in the trading account are accounted for based on a trade date basis at market value or fair value. Accordingly, realized gains and losses on foreign-currency transactions are included in "net gain on trading account." Deemed settlement gains and losses on these transactions are recorded in the trading account and "net gain on trading account."

(4) Accounting for Financial Instruments not Classified in the Trading Account

a) Securities

Based on the intent of the Company and its consolidated subsidiaries, these securities are classified as 1. Equity securities issued by unconsolidated subsidiaries and affiliated companies and 2. All other securities that are not classified in any of the above categories (hereafter, "available-for-sale securities").

1. Equity Securities Issued by Unconsolidated Subsidiaries and Affiliated Companies

Equity securities issued by unconsolidated subsidiaries and affiliated companies that are not accounted for by equity method are stated at cost.

2. Available-for-sale Securities

(Securities with a Readily Ascertainable Market Value)
Available-for-sale securities with a readily ascertainable market value are stated at fair market value as of balance sheet dates. Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on sale of such securities are computed using the moving-average method.

(Securities without a Readily Ascertainable Market Value)
Available-for-sale securities without a readily ascertainable market value are stated at cost, using the moving average method.
Investment in limited partnership is recorded at net asset values based on most recent financial statements of partnership corresponding to the Company's share.

b) Derivatives

Derivative contracts are stated at fair value.

(5) Depreciation and Amortization of Non-current Assets

a) Property and Equipment

Depreciation of property and equipment is computed using the declining-balance method over the estimated useful lives.

b) Intangible Assets

Goodwill related to the acquisition of the Company's memberships on the Tokyo Stock Exchange and Osaka Securities Exchange is recorded at cost and amortized using the straight-line method over a five-year period.
Software for internal use is capitalized and amortized using the straight-line method over the estimated useful life (five years).

(6) Basis of Computation of Allowance

a) Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided in an amount considered to be sufficient to cover estimated losses. Uncollectible amounts are calculated by estimating amounts for certain identified doubtful accounts and applying a percentage based on the rate of actual losses in the past for other accounts.

b) Accrued Employees' Bonuses

Accrued employees' bonuses are provided for estimated amounts to be paid in the subsequent period.

c) Accrued Directors' Bonuses

Effective May 1, 2006, the Company and its consolidated subsidiary adopt the new accounting standard for directors' bonuses (the Financial Accounting Standard No.4 issued by the Accounting Standards Board of Japan on November 29, 2005).
Under the new standard, the directors' bonuses shall be accounted for as an expense of the accounting period

in which such bonuses are accrued, instead of being accounted for as deduction from the amount of surplus. As a result of adopting the new standard, operating income, income before income taxes and minority interests and net income decreased by ¥189 million.

d) Severance and Retirement Benefits for Employees
The Company and some of its consolidated subsidiaries have defined contribution pension plans.

e) Allowance for Point Services
An allowance for point services is provided for the future reduction of commission revenues for granted and outstanding incentive points to be used after the end of the current fiscal year, using an estimated usage rate based on records of usage.

(7) Lease Transactions
Finance lease transactions, other than those wherein ownership of the lease property is regarded as being transferred to the lessee, are accounted for in the same manner as operating leases.

(8) Hedge Accounting
The Company applies hedge accounting to forward foreign exchange contracts for the purpose of reducing risk of foreign exchange fluctuations of foreign currency denominated securities that is classified as available-for-sale securities.
The effectiveness of the hedge is assessed by comparing the cumulative amount of valuations in the forward foreign exchange contracts and the cumulative amount of valuations in the hedged securities.

(9) Income Taxes
Deferred income taxes are recorded to reflect the effect of temporary differences between the carrying amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are measured by applying currently enacted tax laws to the temporary differences. A valuation allowance is provided if it is anticipated that some or all of deferred tax assets may not be realized.

(10) Consumption Taxes
Consumption taxes are accounted for based on the tax exclusion method.

(11) Per Share Amounts
The computation of net income per share is based on the weighted average number of shares of common stock outstanding during the year.
Diluted net income is not presented since securities with dilutive effect have not been issued.

(12) Cash and Cash Equivalents
Cash and cash equivalents in the consolidated statement of cash flows consist of cash on hand, demand deposits, and readily marketable short-term investments bearing low risk of price fluctuation with maturities not exceeding three months.

(13) Accounting Standard for Presentation of Net Assets in the Balance Sheet
Effective from the fiscal year ended March 31, 2007, the Company and its consolidated subsidiaries adopted the new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No.5 issued by the Accounting Standards Board of Japan on December 9, 2005), and the implementation guidance for the accounting standard for presentation of net assets in the balance sheet (the Financial Accounting Standard Implementation Guidance No.8 issued by the Accounting Standards Board of Japan on December 9, 2005), (collectively, "the New Accounting Standards").
The consolidated balance sheet as of March 31, 2007 prepared in accordance with the New Accounting Standards comprises three sections, which are the assets, liabilities and net assets sections. The consolidated balance sheet as of March 31, 2006 prepared pursuant to the previous presentation rules comprises the assets, liabilities, minority interests and shareholders' equity sections.
Under the New Accounting Standards, the following items are presented differently as of March 31, 2007 compared to March 31, 2006. The net assets section includes unrealized gains on hedging derivatives, net of taxes. Minority interests are included in the net assets section as of March 31, 2007. Under the previous presentation rules, companies were required to present minority interests above the shareholders' equity sections.
The adoption of the New Accounting Standards had no impacts on the consolidated statement of income for the year ended March 31, 2007. Also, if the New Accounting Standards had not been adopted as of March 31, 2007, the shareholders' equity amounting to ¥47,488 million ($402,270 thousand) would have been presented.

(14) Accounting Standard for Statement of Changes in Net Assets
Effective from the year ended March 31, 2007, the Company and its consolidated subsidiaries adopted the new accounting standard, "Accounting Standard for Statement of Changes in Net Assets" (Statement No.6

issued by the Accounting Standards Board of Japan on December 27, 2005), and the implementation guidance for the accounting standard for statement of changes in net assets (the Financial Accounting Standard Implementation Guidance No.9 issued by the Accounting Standards Board of Japan on December 27, 2005), (collectively, "the Additional New Accounting Standards").

The Company prepared the accompanying consolidated statement of changes in net assets for the year ended March 31, 2007 in accordance with the Additional New Accounting Standards. The accompanying consolidated statement of shareholders' equity for the year ended March 31, 2006, which was voluntarily prepared for inclusion in the consolidated financial statements, has not been adapted to the new presentation rules of 2007.

3. Margin Transactions

Margin transactions as of March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
Assets:	2007	2006	2007
Loans receivable from customers	¥ 168,634	¥ 216,263	$ 1,428,496
Cash deposits as collateral for securities borrowed from securities finance companies:	1,451	2,828	12,292
	¥ 170,085	¥ 219,091	$ 1,440,788

	Millions of Yen		Thousands of U.S. Dollars
Liabilities:	2007	2006	2007
Loans from securities finance companies	¥ 54,994	¥ 66,187	$ 465,854
Proceeds of securities sold for customers' accounts	14,767	17,125	125,091
	¥ 69,761	¥ 83,312	$ 590,945

4. Pledged Assets

Collateral for loan transactions with securities finance companies as of March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Securities deposited by customers as collateral for margin transactions	¥ 35,745	¥ 50,634	$ 302,795

Total fair value of the securities deposited as collateral as of March 31, 2007 and 2006 consisted of the following (excluding securities mentioned above):

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Securities lending for margin transactions	¥ 15,687	¥ 18,671	$ 132,884
Securities pledged for borrowings from securities financial companies or securities exchange brokers	54,668	68,483	463,092
Securities loaned	53,415	47,104	452,478
Other securities pledged	2,330	—	19,737
	¥ 126,100	¥ 134,258	$ 1,068,191

Total fair value of the securities received as collateral as of March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Securities in custody for loans receivable from customers	¥ 154,200	¥ 213,815	$ 1,306,226
Securities borrowed from securities finance companies	1,449	2,872	12,274
Securities borrowed	114,594	44,689	970,724
Securities received as guarantee for margin transactions	181,095	234,456	1,534,053
	¥ 451,338	¥ 495,832	$ 3,823,277

5. Investments in Non-consolidated Subsidiary and Affiliates

Investments in non-consolidated subsidiary and affiliates included in investment securities as of March 31, 2007 and 2006 had carrying amounts of ¥724 million ($6,133 thousand) and ¥602 million, respectively.

6. Trading Assets and Liabilities

Trading assets as of March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Equity securities	¥ 474	¥ 263	$ 4,015
Investment trusts	—	—	—
Bonds	725	255	6,142
Forward foreign exchange contracts	3,178	2	26,921
	¥ 4,377	¥ 520	$ 37,078

Trading liabilities as of March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Equity securities	¥ 18	¥ —	$ 152
Investment trusts	172	180	1,457
Forward foreign exchange contracts	3,965	2	33,588
	¥ 4,155	¥ 182	$ 35,197

7. Investment Securities

The acquisition cost and book value of available-for-sale securities with a readily ascertainable market value as of March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		
	2007		
	Acquisition Cost	Book Value	Difference
Investment trusts	¥ 1,221	¥ 1,308	¥ 87
Total	1,221	1,308	87

	Millions of Yen		
	2006		
	Acquisition Cost	Book Value	Difference
Investment trusts	¥ 1,221	¥ 1,270	¥ 49
Total	1,221	1,270	49

	Thousands of U.S. Dollars		
	2007		
	Acquisition Cost	Book Value	Difference
Investment trusts	$ 10,343	$ 11,080	$ 737
Total	10,343	11,080	737

Available-for-sale securities sold for the fiscal year ended March 31, 2007 and 2006:

	Millions of Yen		
	2007		
	Sales Amount	Gains on Sales	Losses on Sales
Available-for-sale securities	¥ 496	¥ 40	¥ —
Total	496	40	—

	Millions of Yen		
	2006		
	Sales Amount	Gains on Sales	Losses on Sales
Available-for-sale securities	¥ 149	¥ 99	¥ —
Total	149	99	—

	Thousands of U.S. Dollars		
	2007		
	Sales Amount	Gains on Sales	Losses on Sales
Available-for-sale securities	$ 4,202	$ 339	$ —
Total	4,202	339	—

The book value of available-for-sale securities without a readily ascertainable market value as of March 31, 2007 and 2006 was as follows:

	Millions of Yen
	2007
Unlisted company stocks	¥ 1,791
Investment in limited partnership	644
Total	¥ 2,435

	Millions of Yen
	2006
Unlisted company stocks	¥ 1,694
Investment in limited partnership	223
Total	¥ 1,917

	Thousands of U.S. Dollars
	2007
Unlisted company stocks	$ 15,172
Investment in limited partnership	5,455
Total	$ 20,627

8. Derivatives

(1) Type of Derivative Transactions Used

The Company and its consolidated subsidiary use forward foreign exchange contracts.

(2) Basic Policy for Derivative Transactions

The Company and its consolidated subsidiary use derivative transactions in order to hedge currency fluctuation or interest rate risk. In foreign exchange margin trading business, the company's consolidated subsidiary receives guarantee money from customers and does not take a high degree of risk.

(3) Purpose of Derivative Transactions

The Company and its consolidated subsidiary use forward foreign exchange contracts to minimize currency fluctuation risks of the foreign currency denominated securities.

(4) Risks Involved in Derivative Transactions

Forward foreign exchange contracts have risk of foreign

exchange fluctuations.

Foreign exchange margin trading business involves currency fluctuation risks, but the company's consolidated subsidiary is sure to receives guarantee money from customers In addition, the company's consolidated subsidiary can terminate trading based on specific "Loss-cut rules" when unrealized loss of customers are large.

The Company and its consolidated subsidiary have forward foreign exchange contracts only with the financial institutions that are considered of good credit standing.

(5) Internal Control for Derivative Transactions

Execution and management of derivatives transactions are managed as per internal regulations. The responsible departments calculate the necessary amount of forward foreign exchange contracts, and confirm whether such transactions are based on actual demands.

In accordance with internal rules on risk management, coefficients for arithmetic risk management are calculated on the basis of the Cabinet Office ordinance regarding the capital adequacy rule for securities companies. The responsible department verifies the coefficients and makes reports to the board of directors.

Derivative contracts for trading purposes of March 31, 2007 and 2006 were as follows:

	Millions of Yen			
	2007			
	Assets		Liabilities	
	Contract Amount	Fair Value	Contract Amount	Fair Value
Forward Currency Contracts	¥ 285,503	¥ 3,178	¥ 180,014	¥ 3,965

	Millions of Yen			
	2006			
	Assets		Liabilities	
	Contract Amount	Fair Value	Contract Amount	Fair Value
Forward Currency Contracts	¥ 75	¥ 2	¥ 64	¥ 2

	Thousands of U.S. Dollars			
	2007			
	Assets		Liabilities	
	Contract Amount	Fair Value	Contract Amount	Fair Value
Forward Currency Contracts	$ 2,418,492	$ 26,921	$ 1,524,896	$ 33,588

Market value information of derivative transactions for non-trading purposes as of March 31, 2007 and 2006 is not disclosed because hedge accounting has been applied to all transactions.

9. Leases

Information as to leases and leased property such as pro-forma acquisition costs, accumulated depreciation, obligations under finance leases, depreciation expense and imputed interest expense of finance leases that do not transfer ownership of leased property and were accounted for as operating leases for the fiscal years ended March 31, 2007 and 2006 is as follows:

Acquisition costs and accumulated depreciation:

	Millions of Yen		
	2007		
	Acquisition Costs	Accumulated Depreciation	Net Balance at Year End
Furniture and fixtures	¥ 648	¥ 135	¥ 513
Software	340	68	272
Total	¥ 988	¥ 203	¥ 785

	Millions of Yen		
	2006		
	Acquisition Costs	Accumulated Depreciation	Net Balance at Year End
Furniture and fixtures	¥ 471	¥ 144	¥ 327
Software	200	60	140
Total	¥ 671	¥ 204	¥ 467

	Thousands of U.S Dollars		
	2007		
	Acquisition Costs	Accumulated Depreciation	Net Balance at Year End
Furniture and fixtures	$ 5,489	$ 1,143	$ 4,346
Software	2,880	576	2,304
Total	$ 8,369	$ 1,719	$ 6,650

Future lease payments under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Within one year	¥ 131	¥ 112	$ 1,110
Over one year	662	360	5,608
Total	¥ 793	¥ 472	$ 6,718

Lease payments, depreciation and interest expense:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Lease payments	¥ 173	¥ 208	$ 1,465
Depreciation	158	180	1,338
Interest expense	15	11	127

Depreciation of leased properties is calculated using the straight-line method over the estimated useful lives of the respective leased properties with zero residual value. The difference between total lease payments and acquisition cost of leased assets is calculated as interest expense, which is allocated to relevant accounting periods based on the interest method.

10. Income Taxes

The normal statutory income tax rate in Japan arising out of the aggregation of corporate, enterprise and inhabitants taxes was approximately 40.7% for 2007 and 2006.
The tax effects of significant temporary differences that result in deferred tax assets and liabilities at March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Deferred tax assets (Current)			
Enterprise tax payable	¥ 255	¥ 739	$ 2,160
Allowance for point services	288	240	2,440
Accrued employees' bonuses	42	84	356
Other	63	94	534
Sub total	648	1,157	5,490
Valuation allowance	(12)	(6)	(102)
Total	636	1,151	5,388
Deferred tax assets (Non-current)			
Reserve for securities transactions	888	736	7,522
Reserve for commodities transactions	11	9	93
Allowance for doubtful receivables	36	161	305
Other	25	29	212
Sub total	960	935	8,132
Valuation allowance	(935)	(906)	(7,920)
Total	25	29	212
Deferred tax liabilities (Non-current)			
Net unrealized holding gains on securities	(153)	(24)	(1,296)
Total	(153)	(24)	(1,296)
Net deferred tax assets (liabilities) (Non-current)	(128)	5	(1,084)
Net deferred tax assets	¥ 508	¥ 1,156	$ 4,304

The differences between the statutory tax rate and the effective tax rate for financial statement purposes for the fiscal year ended March 31, 2007 and 2006 are not disclosed because the differences are less than 5%.

11. Severance and Retirement Benefits

The Company and its consolidated subsidiary have defined contribution pension plans. Nikko Beans also had lump-sum severance and retirement plans. However, Nikko Beans abolished the lump-sum severance and retirement plans upon merger with Monex on May 1, 2005.

Severance and retirement benefit expenses included in the consolidated statement of income for the years ended March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Service costs	¥ 14	¥ 11	$ 119
Others	—	6	—
Severance and retirement benefit expenses	¥ 14	¥ 17	$ 119

12. Short-term Borrowings and Long-term Debt

Short-term borrowings at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Short-term borrowings: average interest rate 0.96%	¥ 29,750	¥ 58,500	$ 252,012
Commercial paper	—	2,500	—
	¥ 29,750	¥ 61,000	$ 252,012

Long-term debt at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Borrowings from banks: average interest rate 1.02%	¥ 42,500	¥ 42,000	$ 360,017

The repayment schedule for the next five years and thereafter for long-term debts as of March 31, 2007 is as follows:

	Millions of Yen	Thousands of U.S. Dollars
2008	¥ —	$ —
2009	¥ 42,000	$ 355,781
2010	¥ 500	$ 4,236
2011	¥ —	$ —
2012 and thereafter	¥ —	$ —

13. Statutory Reserves

Statutory reserves at March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Reserve for securities transactions	¥ 2,182	¥ 1,810	$ 18,484
Reserve for commodities transactions	27	22	229

The reserve for securities transactions is recorded in accordance with Article 51 of the Securities and Exchange Law of Japan, which requires a securities company to set aside a reserve in proportion to the volume of its securities transactions and other related trading to cover possible customer losses incurred by default of the securities company on securities transactions.

Reserve for commodities transactions is recorded in accordance with Article 221 of the Commodity Exchange Law, which requires a company to set aside a reserve in proportion to the volume of its commodities transactions and other related trading to cover possible customer losses incurred by default of the company on commodities transactions.

14. Commitments

Commitment lines for lending by the Company and its consolidated subsidiary as of March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Commitment lines for lending	¥ 2,500	¥ —	$ 21,177
Less amount executed	(—)	(—)	(—)
Unused amount	¥ 2,500	¥ —	$ 21,177

Commitment lines of credit and overdraft for borrowings by the Company and its consolidated subsidiary as of March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Commitment lines of credit and overdraft	¥ 113,500	¥ 134,000	$ 961,457
Less amount executed	(29,750)	(53,000)	(252,012)
Unused amount	¥ 83,750	¥ 81,000	$ 709,445

15. Net Assets

The Japanese Corporate Law ("the Law") became effective on May 1, 2006, replacing the Japanese Commercial Code ("the Code"). The Law is generally applicable to events and transactions occurring after April 30, 2006 and for fiscal years ending after that date.

Under Japanese laws and regulations, the entire amount paid for new shares is required to be designated as common stock. However, a company may, by a resolution of the Board of Directors, designate an amount not exceeding one-half of the price of the new shares as additional paid-in capital, which is included in capital surplus.

Under the Law, in cases where a dividend distribution of surplus is made, the smaller of an amount equal to 10% of the dividend or the excess, if any, of 25% of common stock over the total of additional paid-in-capital and legal earnings reserve must be set aside as additional paid-in-capital or legal earnings reserve. Legal earnings reserve is included in retained earnings in the accompanying consolidated balance sheets.

Under the Code, companies were required to set aside an amount equal to at least 10% of the aggregate amount of cash dividends and other cash appropriations as legal earnings reserve until the total of legal earnings reserve and additional paid-in capital equaled 25% of common stock.

Under the Code, legal earnings reserve and additional paid-in capital could be used to eliminate or reduce a deficit by a resolution of the shareholders' meeting or could be capitalized by a resolution of the Board of Directors. Under the Law, both of these appropriations generally require a resolution of the shareholders' meeting.

Additional paid-in capital and legal earnings reserve may not be distributed as dividends. Under the Code, however, on condition that the total amount of legal earnings reserve and additional paid-in capital remained equal to or exceeded 25% of common stock, they were available for distribution by resolution of the shareholders' meeting. Under the Law, all additional paid-in-capital and all legal earnings reserve may be transferred to other capital surplus and retained earnings, respectively, which are potentially available for dividends.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with Japanese laws and regulations.

16. Share Issued

	As of March 31, 2006	Increase	Decrease	As of March 31, 2007
Common stock	2,344,687	—	—	2,344,687

17. Capital Adequacy Requirements

In Japan, a securities company is subject to risk-based capital adequacy rules established and administered by the Financial Services Agency ("FSA"). Monex, Inc. reports its capital adequacy ratio as defined pursuant to these rules.

The capital adequacy rules require a securities company to report to the FSA if the ratio falls to 140% or below, and the securities company must report its capital adequacy ratio to the FSA on a daily basis while its ratio is 120% or below. As of March 31, 2007, capital adequacy ratio of Monex was 402.5% (unaudited).

18. Segment Information

(1) Industry Segment

Industry segment information for the years ended March 31, 2007 and 2006 is not disclosed because operating revenues, operating income and assets related to securities brokerage and securities-related services all account for more than 90% of the Company's consolidated operating revenues, operating income and consolidated assets, respectively.

(2) Geographic Segment

Geographic segment information for the years ended March 31, 2007 and 2006 is not disclosed because there is no consolidated overseas subsidiary or overseas branch office.

(3) Overseas Sales

Information for overseas sales is not disclosed because overseas sales for the years ended March 31, 2007 and 2006 are less than 10% of the Company's consolidated operating revenues.

19. Commission Revenues

Details of commission revenues for the years ended March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Brokerage:			
Equity securities	¥ 20,405	¥ 27,173	$ 172,851
Investment trusts	136	93	1,152
Other	70	41	593
Underwriting and distribution:			
Equity securities	439	807	3,719
Subscription and distribution:			
Equity securities	24	25	203
Bonds	19	15	161
Investment trusts	871	722	7,378
Other commissions:			
Equity securities	387	403	3,278
Investment trusts	917	387	7,768
Other	2,108	2,502	17,857
	¥ 25,376	¥ 32,168	$ 214,960

20. Financial Income and Financial Expenses

Details of financial income for the years ended March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Income from margin transactions	¥ 6,034	¥ 5,933	$ 51,114
Income from securities lending	819	540	6,938
Dividends received	399	246	3,380
Interest on bonds	19	6	161
Other interest income	169	18	1,431
	¥ 7,440	¥ 6,743	$ 63,024

Details of financial expenses for the years ended March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Expenses for margin transactions	¥ 545	¥ 861	$ 4,617
Expenses for securities lending	1,108	189	9,386
Interest expenses	493	362	4,176
	¥ 2,146	¥ 1,412	$ 18,179

21. Selling, General and Administrative Expenses

The major components of selling, general and administrative expenses for the years ended March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Commissions paid	¥ 889	¥ 837	$ 7,531
Exchange and association dues	834	1,157	7,065
Communication, freight and information expenses	2,348	1,989	19,890
Advertising expenses	2,082	1,217	17,637
Directors' compensation	228	186	1,931
Employees salaries	1,933	1,654	16,374
Provision for accrued directors' bonuses	189	—	1,601
Provision for accrued employees' bonuses	103	206	872
Severance and retirement benefit expenses	14	17	119
Equipment rental and maintenance	517	451	4,380
Outsourcing expenses	3,697	3,304	31,317
Provision for allowance for doubtful receivables	139	185	1,177
Amortization and depreciation	99	77	839
Other operating expenses	1,468	1,357	12,435
	¥ 14,540	¥ 12,637	$ 123,168

22. Cash and Cash Equivalents

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Cash and deposits	¥ 61,663	¥ 69,081	$ 522,346
Segregated cash included in cash and deposits	(24,531)	(22,021)	(207,801)
Cash and cash equivalents	¥ 37,132	¥ 47,060	$ 314,545

23. Subsequent Events

The following appropriation of retained earnings at March 31, 2007 was approved at the annual meeting of shareholders held on June 23, 2007.

	Millions of Yen	Thousands of U.S. Dollars
Unappropriated retained earnings	¥ 11,386	$ 96,451
Appropriations:		
Year-end cash dividends	6,800	57,603
Retained earnings carried forward	¥ 4,586	$ 38,848

KPMG

Independent Auditors' Report

To the Board of Directors of Monex Beans Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Monex Beans Holdings, Inc. (a Japanese corporation) and consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income for the years then ended, the consolidated statement of changes in net assets for the year ended March 31, 2007, the consolidated statement of shareholders' equity for the year ended March 31, 2006 and the consolidated statements of cash flows for the years ended March 31, 2007 and 2006, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Monex Beans Holdings, Inc. and subsidiaries as of March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2007 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 23, 2007

KPMG AZSA & Co., an audit corporation incorporated under the Japanese Certified Public Accountants Law, is the Japan member firm of KPMG International, a Swiss cooperative.

MONEX History

	Monex, Inc.	Nikko Beans, Inc.
1999	April: Monex, Inc. ("Kabushiki Kaisha Monex") jointly established by Oki Matsumoto and Sony	May: Nikko Online Securities, Inc. is founded
	June: Japanese business name was changed to "Monex Shoken Kabushiki Kaisha" (English name was unchanged)	June: Name was changed to Nikko Beans, Inc.
	August: Became a member of the Japan Securities Dealers Association and started operations as a securities company	August: Became a registered securities company
	October: Entered an online brokerage and agency business, offering securities transactions via the Internet and telephone	October: Entered the brokerage and intermediary business, offering securities transactions via the Internet and by telephone
	November: Held the first Orientation Committee	
2000	April: Became a member of the Tokyo Stock Exchange	March: Began brokerage services in sale of IPO's shares and agency trading. Began accepting applications for corporate accounts and began engaging in the advertising business
	August: Shares were listed on the Tokyo Stock Exchange "Mothers" Market	
2001	January: Launched "Monex Nighter," Japan's first proprietary trading system for individual investors	March: Merged with Internet Securities Trading, Inc., issuing 2,400 new shares (¥432 million) and increasing capital to ¥12,286 million
	April: Saison Securities Co., Ltd. became a wholly owned subsidiary by share exchange	
	June: Absorbed and merged Saison Securities Co., Ltd.	August: Began offering margin trading on the Internet (Net Margin)
	August: Began issuing the Monex <<Saison>> Card	
2002	November: Became a member of the Osaka Securities Exchange	
	December: Launched margin trading service	
2003	January: Began Stock Lending Service	February: Launched forex exchange service (Beans FX)
	February: Began selling of JGBs for individuals	
	April: Launched foreign exchange margin trading service	
2004		February: Launched commodity futures trading service (Beans CX)

2004

March Reached agreement to merge with Nikko Beans, Inc.

Nikko Beans, Inc. — April: Became a trading participant on the Tokyo, Osaka, and Nagoya stock exchanges

August Established Monex Beans Holdings, Inc.

October: Established Monex Alternative Investments, Inc.
Established Monex Capital Partners, Inc.

Monex, Inc. — December: Became a trading participant on the Jasdaq Securities Exchange.

Nikko Beans, Inc. — December: Became a trading participant on the Jasdaq Securities Exchange.

2005

- May: **Monex Beans, Inc. is established through merger**
- June: Became first online brokerage to win sole lead manager mandate in an IPO
- July: Opened Monex Lounge@Ginza, a communication space in the Sony Building, at Ginza, Tokyo
  - Launched first Alternative Investment Product, "Asia Focus"
- September: Changed listing of stocks to Tokyo Stock Exchange Section One
  - Established WR Hambrecht & Co Japan, Inc.
- November: Established Monex University, Inc.
  - Established Monex Business Incubation, Inc.
- December: The name Monex Beans, Inc. was changed to Monex, Inc.

2006

- April: Established Trade Science Corporation
- June: Became a trading participant on the Sapporo and Fukuoka stock exchanges.
- October: Established Net Life Planning Co., Ltd.

2007

- April: Formed capital and business alliances with eBANK Corporation.

Stock Information As of March 31, 2007

Stock listing	First section of Tokyo Stock Exchange
Security code	8698
Name of Company	Monex Beans Holdings, Inc.
No. of issued stocks	2,344,687
Trading unit	1 Stock
No. of shareholders	49,582
Administrator for shareholders' register	Mitsubishi UFJ Trust and Banking Corporation
Fiscal year	From April 1 of each year to March 31 of the following year
Record date for year-end dividends	March 31
Record date for interim dividends	September 30
Ordinary shareholders' meeting	June each year

Major shareholders

Name	No. of shares held (shares)	Percentage of shares held (%)
Nikko Cordial Corporation	616,419	26.29
Oki Matsumoto	260,480	11.10
UBS A.G. London Account IPB Segregated Client Account	200,723	8.56
Sony Corporation	117,235	5.00
Japan Trustee Services Bank, Ltd. (Trust Account)	72,669	3.09
Mizuho Securities Co., Ltd.	71,110	3.03
DBJ Value Up Fund	68,415	2.91
Recruit Co., Ltd.	57,200	2.43
Morgan Stanley & Co., Inc.	56,913	2,42
The Master Trust Bank of Japan, Ltd. (Trust Account)	47,791	2.03

Corporate Profile As of August 31, 2007

Monex Beans Holdings, Inc.

Founded: August 2004

Capital: 8,800 million yen

Description of Business: Holding Company

Head Office: 1-11-1 Marunouchi, Chiyoda-ku, Tokyo, Japan 100-6219
TEL : 03-6212-3750

URL: http://www.monexbeans.net/

Directors & Auditors

Representative Director, President & CEO	Oki Matsumoto
Representative Director, Deputy President & CFO	Kyoko Kudo
Representative Director, Managing Director	Tomoshige Nakamura
Director	Tsutomu Nakajima
Director	Hisashi Tanaami
Director (Non-executive)	Masakazu Sasaki
Director (External & Non-executive)	Yuko Kawamoto
Director (External & Non-executive)	Jun Makihara
Director (External & Non-executive)	Mamoru Taniya
Standing Statutory Auditor	Tadasu Kawai
Statutory Auditor	Takehiko Moriyama
Statutory Auditor (External)	Tetsuo Ozawa
Statutory Auditor (External)	Takeshi Tamaki

Group Company Profile As of August 31, 2007

Monex, Inc.
Founded: May 1999
Representative: Oki Matsumoto
Capital: 7,425 million yen
Description of Business:
Securities Business, Accompanying Business, Other Services
Head Office:
1-11-1 Marunouchi Chiyoda-ku, Tokyo, Japan 100-6219
URL: http://www.monex.co.jp/

Monex University, Inc.
Founded: November, 2005
Representative: Shinobu Naito
Capital: 40 million yen
Description of Business:
Creating investment educational contents
Planning and management of investment education related events
Planning of investment education related books/DVDs and others
Head Office:
1-11-1 Marunouchi, Chiyoda-ku, Tokyo, Japan 100-6219
URL: http://www.monexuniv.co.jp/

Monex Business Incubation, Inc.
Founded: November, 2005
Representative: Toshihiko Katsuya
Capital: 350 million yen
Description of Business:
Discovery and incubation of new businesses which would contribute to Monex Beans Holdings groups' growth
Head Office:
1-11-1 Marunouchi, Chiyoda-ku, Tokyo, Japan 100-6219

Net Life Planning Co., Ltd.
Founded: November, 2006
Representative: Haruaki Deguchi
Capital: 1,010 million yen
Description of Business:
Research and Planning on Life Insurance Business
Head Office:
2-14-2 Koujimachi, Chiyoda-ku, Tokyo, Japan
102-0083
URL: http://www.netseiho.com/

Monex Alternative Investments, Inc.
Founded: October 2004
Representative: Shigeo Mizuta
Capital: 95 million yen
Description of Business:
Asset Management including fund selection advisory
Head Office:
1-11-1 Marunouchi, Chiyoda-ku, Tokyo, Japan 100-6219
Certificate: Chief of Kanto Regional Financial Bureau No. 1370
URL: http://www.monexai.com/

WR Hambrecht & Co Japan, Inc.
Founded: September, 2005
Representative: Oki Matsumoto
Capital: 22 million yen
Description of Business:
Research and Investigation of OpenIPO® Business
Head Office:
1-11-1 Marunouchi, Chiyoda-ku, Tokyo, Japan 100-6219

Trade Science Corporation
Founded: April, 2006
Representative: Koichi Kato
Capital: 91 million yen
Description of Business:
Research and Investment Advisory Company utilizing system trading
Head Office:
513 Waseda Tsurumaki-cho, Shinjuku-ku, Tokyo, Japan
162-0041
URL: http://www.trade-sc.jp/

MBH | Monex Beans Holdings, Inc.

Pacific Century Place Marunouchi, 1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6219, Japan
TEL : +81-3-6212-3750
http://www.monexbeans.net/
E-mail: ir@monex.co.jp

MBH
Monex Beans Holdings, Inc.

Monex to Launch "Monex Trader" Series, Japan's First Real-Time Trading Tool with System Trade Function in Japan

TOKYO, March 2, 2007 -- Monex Beans Holdings, Inc. announces that its subsidiary, Monex, Inc. ("Monex"), will start offering "Monex Trader" series, which includes "Monex Trader Pro α," a real-time trading tool with system trading function for Japanese stocks from April 2007. This will be the first time such a service is offered by a securities company in Japan.

This series offers three types of trading tools – "Monex Trader," "Monex Trader Pro" and "Monex Trader Pro α" – which are designed to meet the various needs of stock traders and investors ranging from beginners to professionals.

"Monex Trader Pro α," the most superior tool, features a full-fledged system trading function and allows individual investors to program their own investment ideas.

Monex, Inc. plans to offer "Monex Trader" free of charge, while "Monex Trader Pro" and "Monex Trader Pro α" will be fee based.

The real-time trading tool was developed by Information Services International – Dentsu, Ltd. (headquarters: Minato-ku, Tokyo, President and COO: Koichi Mizuno). The system trade function adopted is the system developed by YesStock Inc. (Representative: Jooh Dokko), which has a proven track record in South Korea.

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Reference <Details and features of the product>

■ First time in Japan! System Trading Function (Only with Monex Trader Pro α)



For the first time in Japan, a system trading function for Japanese stocks has been incorporated into a real-time trading tool. This enables, through the use of a proprietary programming language, system trading on par with the professionals. This allows customers to apply their investment strategies for automatic trading after simulating those strategies using past data. Furthermore, the tool also offers 80 types of program strategies (trading logics) as standard features, which can be selected or combined.

■ Diverse stock order execution methods



Customers can select a stock order execution method that matches their experience or liking.

"Double-click execution"
If the number of shares and condition are entered in advance, the order can be executed by just double-clicking the automatically updated real-time price on the information panel.



"Rocket execution"
Execution of stock orders using the numeric keypad alone, just like professional traders do.



"Basket execution"
Customers can select baskets of multiple stocks and set limit orders simultaneously for each basket, execute, correct or cancel them.

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

■ Original trading tool

It allows customers to have screen formats that match their investment style by combining optional screens and changing the settings such as audio files, color and fonts. Furthermore, most of the configuration files are readable and can also be saved, allowing customers to exchange configuration data among themselves.

■ Real-time technical search function
(Only with Monex Trader Pro and Monex Trader Pro α)



It enables customers to search in real-time for a stock that matches their investment criteria from the more than 4,000 stocks that are traded in Japan's stock markets by combining the technical indices (about 100 of them).

■ Original ranking display function



Displays Monex's original ranking (e.g. rate of rise/fall in prices in the past 10 minutes, sharp increase in trading volume in the past minute, rate of rise/fall in prices before opening, etc.)

■ "Monex Nighter" Compatible

Monex Trader series is compatible with "Monex Nighter" (night time private trading system)

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Announcement of Matters Concerning Major Shareholder

TOKYO, June 25, 2007 -- Monex Beans Holdings, Inc. ("MBH") announces details of its major shareholder, Nikko Cordial Corporation ("NCC").

1. Name and other details of NCC

(As of March 31, 2007)

Company Name	Attribute	Stock exchanges where NCC's shares are listed
Nikko Cordial Corporation	26.35% Shareholder of MBH	Tokyo Stock Exchange Osaka Securities Exchange Nagoya Stock Exchange Singapore Stock Exchange

(Note) The ratio of voting rights is rounded down to two decimal places.

2. Relationships between MBH and NCC

Nikko Cordial Securities Inc., a subsidiary of NCC, focuses on face-to-face retail customer transactions and Nikko Citigroup Limited, another subsidiary of NCC, specializes in the wholesale business. Therefore, the areas of their businesses do not overlap with that of MBH, which is centered on on-line trading for individual investors, and its understanding is that there exists no competition with the two companies.

3. Matters concerning transactions with NCC

There are no significant transactions with NCC that occur on a regular basis.

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings Inc.

Discount Campaign of Transaction Fees for Futures/Option Trading

TOKYO, July 13, 2007 -- Monex Beans Holdings, Inc. announces that its subsidiary, Monex, Inc.("Monex"), will start a discount campaign of transaction fees for futures/option trading. The details are as follows.

Period: July 17, 2007 – August 31, 2007 (for transactions executed during the period)
Target: Transactions executed over the Internet (including those via mobile phones) during the aforementioned period
Details: Transaction fees during the campaign will be as follows:

(Amount inclusive of taxes)

Product (Listed in the Osaka Stock Exchange)	Regular fee	Discounted fees
Nikkei 225 Futures (*)	2,100 yen/unit	525 yen/unit
Mini Nikkei 225 Futures (*)	210 yen/unit	105 yen/unit
Nikkei 225 Option	0.735% of trading value (Minimum fee of 840 yen)	0.189% of trading value (Minimum fee of 189 yen)

*No reimbursement fee is charged for day trading

Please visit http://www.monex.co.jp/ for further details.

Monex offers a diverse range of order execution methods in its futures/option trading. These include pair and basket trading in addition to eight types of regular order executions such as "stop order". Also, no reimbursement fees are charged in the case of day trading of futures, which makes it even more attractive for those who are trading actively. This campaign is aimed at encouraging more customers to use our service.

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

"Monex Nighter" Trading Service for Mobile Phones

TOKYO, August 6, 2007 -- Monex Beans Holdings, Inc. announces that its subsidiary, Monex, Inc. ("Monex"), will enhance its "Monex Nighter" service (night time stock trading) to be traded through mobile phones from August 13, 2007.

The launch of this service will enable investors to trade stocks through the "Monex Nighter" tool even in situations where they don't have access to PCs such as when they are outside or on their way home. The transaction fee for trading via mobile phones is same as that for PCs – 500 yen (inclusive of taxes) for each transaction regardless of the number of shares.

"Monex Nighter," is the first private trading system (PTS) for individual investors in Japan which was launched by Monex in January 2001, was the first such system in Japan aimed at individual investors and currently allows investors to trade shares in more than 3,000 brands of stocks from 17:30 to 23:59 on weekdays. Under the system, the price of each stock is fixed at the closing price of the day and its simplicity has made the service popular among customers such as those unable to trade during the daytime and investment beginners.

Monex is committed to enhance its services to attract more customers.

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Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Monex to Offer Discount Campaign of Transaction Fees for "Ministock" Trading

TOKYO, August 31, 2007 -- Monex Beans Holdings, Inc. announces that its subsidiary, Monex, Inc. ("Monex"), will start a discount campaign of transaction fees for "Ministock" (small-lot stock) investment. The details are as follows.

Period: September 3, 2007 – January 31, 2008 (for transactions executed during the period)
Details: Transaction fees during the campaign will be as follows:

(Amount inclusive of taxes)

Product	Fee before discount (As of August 31, 2007)	Discounted fee
Ministock trading	500 yen per execution	99 yen per execution

Please visit http://www.monex.co.jp/ for further details.

The ministock investment service offered by Monex allows investors to trade shares chosen by Monex from the stocks listed in Tokyo, Osaka and Nagoya stock exchanges, at a minimum trading unit that is one tenth of the usual units on the stock exchanges. Currently about 600 brands of stocks are available under this service.

This campaign is aimed to attract more customers, especially those who are newly starting investing, to use our service.

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Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Monex and eBANK Ally on securities business

TOKYO, September 7, 2007 -- Monex Beans Holdings, Inc. announces that that its subsidiary, Monex, Inc. (President and CEO: Oki Matsumoto; "Monex"), and eBANK Corporation (President: Taiichi Matsuo; hereinafter "eBANK") agreed that eBANK introduces Monex's products and services via their website as part of the strategic alliance between the two companies concluded on April 24, 2007. The companies also plan to start a campaign to commemorate the aforementioned tie-up. The details of the tie-up and the campaign are as follows.

1. Overview of the brokerage business

Planned date of launch: September 15, 2007 (Saturday)

Details: (1) Customers of eBANK will be able to apply for opening a comprehensive stock trading account with Monex from the eBANK website. This will make the application process simpler by obviating the need for entering personal details such as name and telephone number.

(2) A wide range of products and services offered by Monex will be introduced and explained on the eBANK website.

Furthermore, starting on September 14, 2007, Monex will offer the "eBANK Easy Money Transfer" service, which will allow customers to transfer funds free of charge from eBANK's accounts in real-time on Monex's website without logging onto the eBANK website.

2. Campaign overview

Period: September 15, 2007 to November 15, 2007

Details: Customers who newly open an account with Monex through the eBANK website during the campaign period, and (1) transfer an amount of 30,000 yen or more in total will receive 3,000 yen, or (2) cumulatively purchase 50,000 yen or more worth of Monex's original

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

fund, "Monex Asset Planning Fund" on an execution basis will receive 5,000 yen (those also satisfying condition (1) will receive the difference of 2,000 yen) through their Monex accounts.

In addition, a campaign where customers who newly open an eBANK account through the Monex website receive a 500 yen deposit in eBANK account is also currently underway.

(Please visit the websites of both companies for further details on the service and campaign.)

Going forward, the two companies, Monex and eBANK, will continue to position each other as a strategic partner and offer superior convenience and security as well as a full-fledged asset management environment for their customers by bringing together the securities and asset management expertise of Monex and the advanced settlement functions of eBANK.

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Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Monex to Offer Structured Monex Notes for Individual Investors

TOKYO, September 12, 2007 -- Monex Beans Holdings, Inc. ("MBH"), announces that its subsidiary, Monex, Inc. ("Monex"), will launch a structured offering of the "Monex Notes for Individual Investors (US-Dollar Redemption Upon High Yen)" issued under the Euro Medium Term Note Program launched by MBH on June 12, 2007.

These one-month structured notes provide customers with principal repayments denominated in either yen or US dollars depending on exchange rate fluctuations. The characteristics of the notes are as follows:

Name of Note:	Monex Beans Holdings, Inc. Yen-denominated notes due October 29, 2007, with conditional US-dollar redemption (Monex notes for Individual Investors (US-Dollar Redemption Upon High Yen))
Issuer:	Monex Beans Holdings, Inc.
Rating:	BBB+ (Japan Credit Rating Agency, Ltd.)
Coupon Rate:	8.10% per annum (pre-tax)
Maturity:	One month
Price:	100% of face value (100 yen)
Minimum Unit:	100,000 yen
Issue Date:	Thursday, September 27, 2007
Maturity Date:	Monday, October 29, 2007

Subscription Period: Wednesday, September 12 – Thursday, September 27, 2007

Redemption Features: Bullet repayment upon maturity to be denominated in either Japanese yen or US dollars conditional on the occurrence of the USD/JPY exchange rate levels during the period.

*For further information, please visit http://www.monex.co.jp/.

Monex will continue to develop fixed-income products, including notes that utilize the Euro Medium Term Note Program, to meet the wide-ranging needs of individual investors.

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Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

TOKYO, October 10, 2007 -- Monex Beans Holdings, Inc., announces that its subsidiary, Monex, Inc. (President and CEO: Oki Matsumoto, "Monex"), issued the following press release today.

Attachment: Monex press release

Initial Offering of "Premium Hybrid 2007" Started

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Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Initial Offering of "Premium Hybrid 2007" Started

TOKYO, October 10, 2007 -- Monex, Inc. (President & CEO: Oki Matsumoto, "Monex"), announces that the company will start the initial offering of a new fund as detailed below.

Fund Name:	"Monex Fund of Funds Series I Monex-HFR Private Equity Fund & Hedge Fund Investments 2007 (Premium Hybrid 2007)"
Period of Offering:	October 19, 2007 – January 9, 2008
Price:	¥10,000 per unit
Minimum Amount:	Minimum of 50 units; multiples of 1 unit thereafter
Manager:	Monex Alternative Investments, Inc. ("MAI")

Fund Characteristics:

(1) A maximum of 70% of fund assets as of the fund's launch are to be invested in leading private equity funds throughout the world.

(2) The fund implements efficient fund management appropriate to the market environment and investment conditions by maintaining a portfolio that combines investments in private equity funds and hedge funds.

(3) The fund pursues absolute gains while lowering risk through diversified investment among a number of funds that differ by region and strategy.

(4) With a minimum initial investment of ¥500,000, the fund provides opportunities for individual to invest in private equity and hedge funds, which have so far only been accessible to institutional investors, etc.

For further information, please visit http://www.monex.co.jp/.

This fund is part of a series of funds and follows the Premium Hybrid 2006 fund offered from

Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

August through December 2006. This original investment product is based on the Monex Group's stance of providing individual investors with financial products that have so far only been accessible to certain groups of investors, such as institutional investors, and is managed by MAI and offered solely through Monex.

Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Important Notes

This fund is offered solely through Monex. Please take the following notes into consideration when purchasing funds shares through Monex.

Fund Fees and Expenses	
Purchase Fee (incl. of tax)	2.625–1.05%
Redemption Fee (trust asset reserves)	The fund imposes a fee of 2.5%, to be held in reserve, of the net asset value of each unit of beneficiary securities redeemed during 2013 or 2014 only.
Management Fees (annual)	1.97% per annum of total net asset value (However, the amount may differ if a minimum value is imposed.)
• Other fees and expenses are paid out of the funds trust assets and comprise the following: performance fees paid to the investment management company, establishment expenses and offering expenses of the fund, fund fees of hedge funds and private equity funds invested in, and fund operating expenses. • When a certain level of fund performance is achieved, a 10% performance fee is paid to the investment management company based on the difference between (i) the net asset value of one beneficiary security unit at the end of a predefined accounting period (before deducting the value of any unpaid performance fees that have already occurred and been recorded during the relevant period) and (ii) a predefined high watermark for one beneficiary security unit. • The total value of fees (expenses) for the fund depends on a range of conditions, including the value of fund shares purchased and the holding period, and therefore cannot be shown here. • For details, please see the section on fees and taxes in the fund prospectus provided.	
Fund Risks	
The fund invests in equities, bonds, foreign exchange, futures, derivatives, and other instruments worldwide through investments in private equity funds and hedge funds. Investors may therefore lose all or part of the value invested in the fund due to a fall in the total net asset value of the fund due to, but not limited to, unforeseeable changes in the economic environment, movements in market prices, and the impact of a collapse or deterioration in the financial condition of issuers (and other related entities) of equities, bonds, and other instruments acquired.	

Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

The trust period of the fund is 15 years, and redemption is not permitted for the initial period of around five years and four months. Following this initial period, redemption is permitted at two specific times each year, and around six months is required before the redemption payment is made following a redemption request. The fund is exposed to investments risks that include price risk, conversion risk, liquidity risk, and foreign exchange risk. *For details, please see the section on investment risks in the fund prospectus provided.	
About Monex	
Name and Designations	Monex, Inc. Financial instrument firm Director of Kanto Local Finance Bureau (Financial instruments firms) No. 165
Associations	Monex is a member of the Japan Securities Dealers Association and the Financial Futures Association of Japan

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Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Monex Beans Holdings to Pay Interim Dividends

TOKYO, December 6, 2007 -- Monex Beans Holdings, Inc., announces that it will begin paying out interim dividend from December 11, 2007. The company has decided to introduce interim dividends from fiscal year ending March 31, 2008.

The current interim dividend will be 900 yen per share.

For reference:
The interim dividend for the fiscal year ending March 31, 2008, will be paid to shareholders or registered pledgees entered or recorded in the shareholders' register (including the beneficial shareholders' register) and to odd-lot shareholders entered or recorded in the odd-lot shareholders' ledger as of the end of September 30, 2007.

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Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

This material is an English translation of a Japanese announcement made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

MBH
Monex Beans Holdings, Inc.

MBH Accepts Allocation of New Shares by Net Life Planning Co., Ltd.

TOKYO, December 26, 2007 -- Monex Beans Holdings, Inc. ("MBH") announces that Net Life Planning Co., Ltd. ("Net Life Planning"), an affiliated company, has issued new shares to be allocated to third parties and MBH has accepted a part of this allocation.

1. Outline of the allocation of new shares to MBH

(1) Number of new shares acquired	3,750 shares
(2) Issued Price	400,000 yen per share
(3) Total value of new shares acquired	1.5 billion yen
(4) Date of transaction	December 26, 2007

The total number of shares MBH holds after this transaction is 6,250 shares (shareholding ratio 24.9%).

For further details regarding the whole outline of Net Life Planning's allocation of new shares, please refer to the attached press release provided by Net Life Planning on this given date.

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Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

(Below is announcement of Net Life Planning Co., Ltd. translated by MBH)

Announcement of Allocating New Shares to a Third Party by Net Life Planning

TOKYO, December 26, 2007 – Net Life Planning announces that it has completed allocation of new shares to third parties as below.

Net Life Planning strives on research, planning, and preparation to establish a new type of life insurance that will use the Internet as the main distribution channel. Upon receiving approval from the relevant authorities, the company plans to provide products and services utilizing the most advanced IT skills and pursuing the convenience of customers to meet the needs of a new era.

The purpose of the capital increase to strengthen the financial base and to develop the main system and the web system to start its business upon approval from the relevant authorities.

1. Outline of the allocation of new shares to the third parties

(1) Number of new shares issued	14,950 shares
(2) Issued price	400,000 yen per share
(3) Total value of all shares issued	5.98 billion yen
(4) Amount capitalized	2.99 billion yen
(5) Date of payment	Completed on December 26, 2007
(6) Places of distribution and allotted number of shares	
Monex Beans Holdings, Inc.	3,750 shares
Asuka DBJ Investment LPS	3,750 shares
Mitsui & Co., Ltd.	2,700 shares
Shinsei Bank, Ltd.	1,750 shares
Seven & i Holdings Co., Ltd.	1,750 shares
Recruit Co., Ltd.	1,250 shares
(7) Total issued shares after capital increase	25,050 shares
(8) Capital after capital increase	4 billion yen

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

2. Composition of shareholders after capital increase

Monex Beans Holdings, Inc.	6,250 shares (24.95%)
Asuka DBJ Investment LPS	6,250 shares (24.95%)
Mitsui & Co., Ltd.	4,800 shares (19.16%)
Shinsei Bank, Ltd.	3,250 shares (12.97%)
Seven & i Holdings Co., Ltd.	3,250 shares (12.97%)
Recruit Co., Ltd.	1,250 shares (5.00%)

Cotact: Net Life Planning Co., Ltd.
Ayase Yoshikawa (03-5216-7900)

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

TOKYO, January 9, 2008 -- Monex Beans Holdings, Inc., announces that its subsidiary, Monex, Inc. (President and CEO: Oki Matsumoto, "Monex"), issued the following press release today.

Attachment: Monex press release

Monex to Start "My Login" Service

###

Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

Monex to Start "My Login" Service

TOKYO, January 9, 2008 -- Monex, Inc. (President & CEO: Oki Matsumoto; "Monex"), announces that it has adopted the "RSA Adaptive Authentication for Web" service of RSA Security Japan Ltd. (Chiyoda-ku Tokyo, President : Osamu Yamano) to strengthen the security of online trading. With the start of this service, customers at Monex will be able to choose to login as before, or by the "My Login" service.

Features of "My Login" Service

1. Customers can confirm that the website they have accessed to is the official Monex website by referring to a picture or phrase that they registered in advance. This service will prevent customers from being caught in phishing frauds, etc.
2. When logging in, this service will authorize the computer customers use to login in addition to the login ID and password. If the computer used to login is different from the computer usually used, customers must answer to the secret question they registered in advance. Customers can prevent themselves from fraudulent access through this service.
3. Monex is the first in Japan to adopt this "RSA Adaptive Authentication for Web" security service.

Start of Service : January 16, 2008

Please visit http://www.monex.co.jp/ for details.

Monex will continue to enhance its services for more secure transactions for our customers.

###

Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

TOKYO, January 17, 2008 -- Monex Beans Holdings, Inc., announces that its subsidiary, Monex, Inc. (President and CEO: Oki Matsumoto, "Monex"), issued the following press release today.

Attachment: Monex press release

Monex to establish a contact center in Hachinohe, Aomori

###

Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Monex to establish a contact center in Hachinohe, Aomori

TOKYO, January 17, 2008 -- Monex, Inc. (President & CEO: Oki Matsumoto; "Monex";), announces that it has decided to establish another contact center in Hachinohe city, Aomori prefecture (Mayor : Shin Kobayashi, Population : 250,000)

Monex believes that it is very important to have stable and high-quality support for our customers in this environment where various types of financial products and services are developed constantly. To strengthen our communication with our customers, we have decided to establish a new generation contact center with the support of Hachinohe city and Aomori prefecture in regards to location, employment and financial education.

Monex plans to start hiring and start its operations in Hachinohe in 2008, and plans to fully relocate its operations in approximately 2 years.

Monex also wishes to further develop its expertise in financial and investment education through its courses starting in Hachinohe University.

Monex will continue to provide high-quality services under this industry-academia-government collaboration

###

Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Announcement of Matters Concerning our Major Shareholder

TOKYO, January 30, 2008 – Monex Beans Holdings, Inc. ("MBH") announces that our 26.35% shareholder, Nikko Cordial Corporation ("NCC"), has become a wholly owned subsidiary of Citigroup Japan Holdings, Ltd. ("CJH") effective as of January 29, 2008 based on the Share Exchange Agreement concluded between them. As a result, CJH and its parent company, Citigroup Inc. (Citigroup) shall indirectly own 26.35% of MBH shares. In this context, MBH recognizes Citigroup to have a major impact to NCC's shareholding of MBH since Citigroup substantially dominates CJH and NCC.

However, since the business of Citigroup, CJH and NCC is different from that of our business which aims for an online financial institution for individual investors, MBH acknowledges that there is neither competition with the mentioned companies nor significant impact to business and management of MBH.

Outline of Citigroup and CJH (As of January 29, 2008)

Company Name	Attribute	Stock exchanges where NCC's shares are listed
Citigroup Inc.	26.35% indirect shareholder of MBH through Nikko Cordial Corporation	New York Stock Exchange Mexican Stock Exchange Tokyo Stock Exchange
Citigroup Japan Holdings, Ltd.	26.35% indirect shareholder of MBH through Nikko Cordial Corporation	--

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

TOKYO, February 26, 2008 -- Monex Beans Holdings, Inc., announces that its subsidiary, Monex, Inc. (President and CEO: Oki Matsumoto, "Monex"), issued the following press release today jointly with the Sparx Group's subsidiary Sparx Asset Management Co., Ltd. (Head Office: Shinagawa-Ku, Tokyo; President & CEO Shuhei Abe)

Attachment: Monex press release

Initial Offering of SPARX New Global High Performers Japan Equity Fund

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Initial Offering of SPARX New Global High Perfomers Japan Equity Fund

TOKYO, February 26, 2008 -- Monex, Inc. (President & CEO: Oki Matsumoto; "Monex";), announces that it has released a press release with the Sparx Group's subsidiary Sparx Asset Management Co., Ltd. ("SPARX Asset Management"; Head Office: Shinagawa-Ku, Tokyo; President & CEO Shuhei Abe)

Sparx Asset Management Co., Ltd. has decided to establish a new mutual fund that will invest in new Japan-based global high performers i.e. companies that have overwhelming domestic market shares and are expected to expand their overseas sales ratios and develop global brand strength. Sparx Asset Management believes that by benefiting from economic growth in emerging economies, such companies could grow into global high performers.
Monex is pleased to announce that it supports the aim of the establishment of the fund and, believing the great potential of the fund, has agreed to start fielding orders for the fund. The details are as follows.

Details

Name of fund:	SPARX New Global High Performers Japan Equity (Hereinafter "the Fund")
Type of product:	Open-end equity fund/Domestic equity type (General-type)/Dividend reinvestment option
Initial offering period:	Wednesday, March 12, 2008 to Wednesday, March 26, 2008*
Date of establishment:	Friday, March 28, 2008
Trust period:	Friday, March 28, 2008 to Tuesday, March 27, 2018
Management company:	Sparx Asset Management Co., Ltd.

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings Inc.

Features of the Fund:

(1) The Fund invests primarily in Japanese companies that have a high level of technical expertise and brand strength and that are expected to be global players in the future (new global high performers).
(2) The Fund has no benchmarks and invests in around 20 carefully selected Japanese stocks.
(3) As a general rule, the Fund does not engage in short-term trading and holds stocks for the long term.

For more details, Please visit Monex's homepage (http://www.monex.co.jp/).
During the initial subscription period, customers who apply through Monex will be able to subscribe for the fund without fee.

*Initial subscription period of sales companies besides Monex lasts until March 27, 2008.

[Notes]
Please note the following when applying to invest in the Fund.

Fees, etc. **※The total of amount of the following fees cannot be indicated in advance because the actual amount will vary depending on factors such as the amount applied for and the holding period, etc.**	
Application fee (Inclusive of tax)	Not exceeding 3.15%.
Trust asset reserve	Calculated by multiplying the constant value on the date on which the cancellation request is received by 0.3%.
Trust fee (annual fee)	Calculated as 1.722% (1.64% tax out) p.a. of total net assets
※The following expenses are paid out of the trust assets of the Fund as Other Expenses/Fees. (1) Expenses such as auditing fees and expenses incurred for the preparation of the prospectus, management report, etc.〔Not exceeding 0.105% (tax in) p.a. of total net assets〕	

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

(2) Brokerage commission on securities trading

(The rate, maximum amount, etc. cannot be indicated in advance as they will vary depending on trading volume.)

※For details, see the section on Fees, etc. and Taxes in the main text of the Fund Description (Issue Prospectus).

Main risks of the Fund

Since the Fund invests in equity and other securities which are subject to price fluctuation, the constant value will fluctuate dramatically. Therefore, unlike deposits with financial institutions, the principal is not guaranteed and the value of the fund investment could fall and be worth less than the principal initially invested. The main risks are discussed below. For details, see the Fund Description (Issue Prospectus).

(1) Risk of price fluctuation

Since the fund invests primarily in Japanese equity, investment in the Fund involves various risks including the risk of price fluctuation in relation to equity investment. The prices of stocks included in the Fund may fall in the short-term or the long-term and, in the event of any such price fluctuation or unexpected fluctuation in liquidity, a significant loss may be incurred.

(2) Risk of concentrated investment

Since, unlike general funds that take a diversified-investment approach, the Fund focuses on a limited number of stocks, the constant value can fluctuate dramatically regardless of market trends.

(3) Risk of investment in small and mid-cap stocks, etc.

The Fund also invests in small and mid-cap stocks, etc. Such stocks have low market capitalization and low liquidity and are, therefore, riskier than stocks with high liquidity because, depending on market conditions, the Fund may be forced to sell off small and mid-cap stocks far too cheaply.

(4) Risk of derivative transactions

The Fund may invest in derivatives including forwards. Such management techniques may be used to hedge against price fluctuation, but there is the risk that the Fund will suffer a loss, should the actual price fluctuation differ from the management company's estimate.

(5) Risk associated with outflow of funds due to cancellation of units

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

In the event of a large number of cancellations, the Fund may have to sell off its security holdings. In this event, depending on market trends and trading volume, etc. the constant value may fluctuate dramatically. **(6) Risk associated with restrictions on fund management** Fund managers may be prevented from trading by regulations, internal policy, etc. The performance of the Fund may be affected by such restrictions. **(7) Other risks** In addition to the foregoing, an unforeseeable situation (natural disaster, terrorist attack, etc.) could occur, causing stock market closure or dramatic fluctuation in market conditions. In this event, if there is no choice but to suspend trading on financial markets, it may be temporarily impossible to cancel units. There is also the risk that under such conditions it would be impossible to manage the Fund in accordance with the Fund's management policy.

Monex Inc.	
Corporate name, etc.:	Monex, Inc. Financial instruments firm, Registration Number : Director of Kanto Local Finance Bureau No. 165
Member of:	Japan Securities Dealers Association and the Financial Futures Association of Japan
Sparx Asset Management Co., ltd.	
Corporate name, etc.:	Sparx Asset Management Co., Ltd. Financial instruments firm, Registration Number : Director of Kanto Local Finance Bureau No. 346
Member of:	The Investment Trusts Association, Japan and Japan Securities Investment Advisors Association

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

(EXTRACT TRANSLATION)

(Securities Code: 8698)

June 8, 2007

TO: THE SHAREHOLDERS

Monex Beans Holdings, Inc.
11-1, Marunouchi 1-Chome,
Chiyoda-ku, Tokyo
Oki Matsumoto
Representative Director and
President

NOTICE OF CONVOCATION OF THE
THIRD (3RD) ORDINARY
GENERAL MEETING OF SHAREHOLDERS OF
MONEX BEANS HOLDINGS, INC.

Please be advised that the Third (3rd) Ordinary General Meeting of Shareholders of the Company will be held as below. Your attendance at the meeting is cordially requested.

If you are unable to attend the meeting, you may exercise your voting rights through either of the methods outlined below and we would appreciate your reviewing of the attached documents and voting by June 22, 2007 (Friday) at 17:30 p.m.

[Voting by mail]
Please indicate on the enclosed instruction card regarding the exercise of your voting rights your approval or disapproval of each item in the Agenda for the meeting and then seal and return the instruction card to the Company.

[Voting by internet]
Please access the Company's designated website for voting (http://www.evote.jp/) and enter the Log -in-ID indicated on the enclosed voting card and the temporary password; and your approval or disapproval of each item in the Agenda for the meeting by following the instructions on the browser. Please read "Voting by Internet" on pages 54-55 (of the Japanese proxy) when voting by internet.

Sincerely,

Oki Matsumoto
Representative Director and President

L02-#435937-v8

PARTICULARS OF THE MEETING

1. Date and Time: June 23, 2007 (Saturday) at 10:00 a.m.

2. Place: 7-1, Kasumigaoka-Cho,
Shinjuku-ku, Tokyo
Nihon Seinen-kan, Main Auditorium
(Please see the attached map.)

3. Purpose of Meeting:

Items to be Reported:

(1) Business Report, Consolidated Financial Statements for the third (3rd) business term (from April 1, 2006 to March 31, 2007) and Audit Reports from the Accounting Auditor and the Board of Auditors.

(2) Financial Statements for the third (3rd) business term (from April 1, 2006 to March 31, 2007).

Items on the Agenda:

Item No. 1 on the Agenda:	Approval of the proposal for appropriation of the surplus
Item No. 2 on the Agenda:	Election of six (6) directors
Item No. 3 on the Agenda:	Election of two (2) statutory auditors
Item No. 4 on the Agenda:	Election of one (1) substitute statutory auditor

The details of the Agenda are set forth in the "Reference Document" on pages 46-53 (of the Japanese proxy).

If you will be attending the meeting, please present the enclosed voting card to the receptionist.

If any revisions are made to the Reference Document, business report, financial statements and consolidated financial statements, we will announce this on our corporate website (http://www.monexbeans.net/).

* * *

Attachment

Business Report
(from April 1, 2006 to March 31, 2007)

I . Overview of the Group and the Company

(1) Results of Operations

For the consolidated fiscal year which ended on March 31, 2007, the Japanese economy saw an improvement in employment conditions that reflected strong corporate earnings, while individual consumption only grew at a sluggish rate. Japanese stock markets began this fiscal year with the Nikkei 225 stock average at the 17,000 yen level before falling below 15,000 yen in June 2006. After that, it increased gradually, reflecting strong corporate earnings, corrected in March 2007, and recovered to the 17,000 yen level at the end of the fiscal year.

The average daily turnover by retail investors at Tokyo, Osaka, Nagoya and JASDAQ increased to over 1,600 billion yen in April 2006, fell to around 1,000 billion yen from June to December, and then exceeded 1,000 billion yen in January and February 2007.

Under these circumstances, the Company focused on stock brokerage which is its core income source, and also on sales of investment trusts and corporate bonds and underwriting IPOs. Customer accounts at the end of this fiscal year totaled 750,364, which is an increase of 118,816 accounts from the end of the previous fiscal year and customer's assets in custody amounted to 2,127.6 billion yen, which is a decrease of 121.1 billion yen from the previous year.

(Commission Revenues)

1. Brokerage Commissions

Brokerage commission was 20, 610 million yen (a decease of 24.5% year-on-year), due to the decrease in trading volume of stocks.

2. Underwriting and Distribution Commissions

The group was involved in the underwriting of 87 initial public offerings, of which one deal involved lead manager status. Distribution commissions totaled 438 million yen (a decrease of 45.6% year-on -year).

3. Subscription and Distribution Commissions

Commissions from the distribution of BRICs funds held steady and an investment trust, which consists of private equity funds was launched. Subscription and distribution commissions totaled 913 million yen (an increase of 19.9% year-on-year).

4. Other Commission Revenue

Agency commissions relating to investment trusts amounted to 888 million yen (an increase of 144.9 % year-on-year), owing to the significant increase in assets in custody, while commissions from margin forex trades was 1,834 million yen (a decrease of 17.9% year- on -year). Total other commission revenue came to 3,412 million yen (an increase of 3.7% year-on-year).

As a result, commission revenue for this consolidated fiscal year totaled 25,376 million yen (a decrease of 21.1% year-on-year).

The breakdown of commission revenue for this consolidated fiscal year is as follows:

(in million yen)

	Equity Securities	Bonds	Investments trusts	Others	Total
Brokerage	20,404	0	135	70	20,610
Underwriting and Distribution	438	-	-	-	438
Subscription and Distribution	23	18	871	-	913
Other Commissions	387	0	916	2,108	3,412
Total	21,254	18	1,923	2,178	25,376

(Trading Profit and Loss)

Net profit on trading for this consolidated fiscal year was 121 million yen (an increase of 44.9% year-on-year). Income was primarily derived from foreign exchange gains stemming from sales of foreign currency-denominated bonds and foreign investment trusts.

(Financial Income)

Margin trading balance, including both shares bought and sold on margin at the end of this consolidated fiscal year was 183.4 billion yen. Financial income totaled 7,439 million yen (an increase of 10.3% year-on-year), of which 6,034 million yen (an increase of 1.7% year-on-year) was generated from margin accounts. After financial expenses are deducted, net financial income came to 5,294 million yen (a decrease of 0.7% year-on-year).

As a result, operating revenue totaled 33,244 million yen (a decrease of 15.2% year-on-year) and net operating revenue, excluding financial expenses, came to 31,099 million yen (a decrease of 17.8% year-on-year).

(Selling, General and Administrative Expenses)

As trading value decreased, commission paid and exchange and association dues decreased by 13.5% to 1,723 million yen, while advertising expenses increased by 71.0% to 2,081 million yen as a result of aggressive marketing activities. As a result, total amount of selling, general and administrative expenses increased by 15.1% to 14,540 million yen.

Taken together, operating income amounted to 16,559 million yen (a decrease of 34.2% year-on-year), and ordinary income totaled 16,688 million yen (a decrease of 33.1% year-on-year).

(Other Expenses)

A special loss of 377 million yen (a decrease of 72.9% year-on-year) is mainly comprised of 372 million yen (a decrease of 49.9% year-on-year) in provision for securities transactions.

In total, income before the imposition of income taxes and minority interests totaled 16,350 million yen (a decrease of 31.0% year-on-year) and net income was 9,534 million yen (a decrease of 30.0 % year-on-year) for this fiscal year.

(2) Investment in Facilities

Investment in facilities for this fiscal year amounted to 761 million yen.

(3) Borrowings under margin transactions

A portion of the funds required for margin transactions was procured from securities financial institutions in the amount of 54,994 million yen as borrowings under margin transactions. In addition, 72,250 million yen was borrowed mainly from banks including a syndicated loan of 26,000 million yen.

(4) Future Challenges

The Company is a holding company whose core subsidiary is Monex, Inc. The merger between Monex, Inc. and Nikko Beans, Inc. on May 2005 has enabled Monex, Inc., a securities company, to provide customers with a wider range of products and services. We will pursue our managerial philosophy of "Customer Focus" and "Democratization of the Capital Market" and aim to provide comprehensive financial services that are closely associated with the daily lives and needs of customers free of the conventional approach of securities companies.

1 Customer Focus

As a first step in our "Customer Focus", it is our philosophy to pay close attention to the voice of customers and to create the best financial services that meet their true needs without imposing any ready-made services upon them. We take advantage of the Internet, which provides features based on interactivity, a high capacity, and at a low cost. We intend to pursue strategies in our daily operations focused on providing services that reflect the opinions and requests of customers at reasonable prices. We also believe that lowering the price of custodian and management services for personal financial assets is the most beneficial and important service we can provide to our customers.

2 Democratization of the Capital Market

Democratization of the capital market will allow individual customers to enjoy improved financial services, which would stimulate personal financial assets that currently amounts to 1,500 trillion yen, and which would allow the group to acquire more customers. An essential part of the democratization of the capital market is to improve social infrastructure including promoting appropriate disclosure by companies and establishing a capital market that is accessible by anyone at anytime, as well as to improve investment literacy, meaning investors (i.e., customers) become more educated.

As a business that takes advantage of the social infrastructure of the capital market, we are actively generating initiatives to contribute to the democratization of the capital market. We are achieving this by promoting information disclosure and allowing individual investors to more easily access the market and by hosting numerous study sessions and seminars in the hope of enhancing investment literacy.

Furthermore, in order to realize this managerial philosophy, for information disclosure, we shall establish and disclose our "Disclosure Policy", and by making timely disclosure in accordance with this policy. We shall eliminate arbitrariness as much as possible and present our group to the public as it actually stands. In this regard, we can provide an assurance that there is no difference in the content of the information we provide, and the timing of that disclosure between institutional investors and individual investors. We believe that such an approach constitutes the basis of Customer Focus, which enables not only investors but also customers to have confidence in dealing with us.

(5) Trends of Profit/Loss and Assets

(in million yen except per share data)

	1st Business Term (from April 1, 2004 to March 31, 2005)	2nd Business Term (from April 1, 2005 to March 31, 2006)	3rd Business Term (from April 1, 2006 to March 31, 2007)
Operating Revenue	21,716	39,223	33,244
Net Operating Revenue	20,690	37,811	31,099
Ordinary Income	9,180	24,938	16,688
Net Income	7,079	13,617	9,534
Net Income Per Share	3,001.49yen	5, 677.31yen	4,066.46yen
Total Assets	232,091	430,299	379,988
Net assets	29,811	41,588	47,562

(Notes)

1. Net income per share is calculated based on the average of the total number of shares issued and outstanding for the relevant year.
2. The "Accounting Standards Concerning Presentation of Shareholders' Equity in the Balance Sheet" (Corporate Accounting Standards No. 5 of December 9, 2005) and the "Application Guidelines for the Accounting Standards Concerning Presentation of Shareholders' Equity in the Balance Sheet" (Corporate Accounting Standards Application Guidelines No. 8 of December 9, 2005) were applied from the 3rd Business Term.

(6) Parent Company and Subsidiaries

(i) Relationship with the parent company

Not applicable.

(ii) Principal subsidiaries

Name	Capital	Ratio of ownership by the Company	Major business activities
Monex, Inc.	7,425 million yen	100.0%	Securities business
Monex Alternative Investments, Inc.	95 million yen	55.0%	Holding shares of entities which invest in securities, etc.; Investment Advisory
Monex University, Inc.	40 million yen	70.0%	Educating on investments; planning, publishing and sale of books and printed materials
Monex Business Incubation, Inc.	350 million yen	100.0%	Investment in securities; solicitation and management of tokumei-kumiai interests

(iii) Others

Nikko Cordial Corporation reports that the Company is its affiliate.

(7) Principal Business (as of March 31, 2007)

Monex, Inc., the online securities company in the group, receives orders for stock trading from customers in Japan who trade on the Internet and provides comprehensive financial services to these customers.

(8) Major Offices of the Group (as of March 31, 2007)

Name of Company	Name of Office	Location
The Company	Head Office	Chiyoda-ku, Tokyo
Monex, Inc. (subsidiary)	Head Office	Chiyoda-ku, Tokyo
	Nihonbashi Office	Chuo-ku, Tokyo
	Ginza Office	Chuo-ku, Tokyo
Monex Alternative Investments, Inc. (subsidiary)	Head Office	Chiyoda-ku, Tokyo
Monex University, Inc. (subsidiary)	Head Office	Chiyoda-ku, Tokyo
Monex Business Incubation, Inc. (subsidiary)	Head Office	Chiyoda-ku, Tokyo

(9) Employees (as of March 31, 2007)

Number of employees	Change from previous year
145	Increase by 27

(Notes)

1. In addition to the above, the Company employs ninety six (96) staff members dispatched from staffing agencies.
2. The number of employees indicated above is based on the number of employees who are currently on duty.

(10) Major Lenders and Amount of Borrowings (as of March 31, 2007)

Lender	Balance of borrowings (million yen)
Syndicated loan	26,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	10,000
Resona Bank, Limited.	7,500
The Chuo Mitsui Trust and Banking Company, Limited	7,500
Mizuho Corporate Bank, Ltd.	5,000
Mitsubishi UFJ Trust & Banking Corporation	2,500
The Shizuoka Bank, Ltd.	2,500
The Hachijuni Bank, Ltd.	2,500

(Notes)

1. The syndicated loan is a joint financing comprised of a total of thirty five (35) companies including Mizuho Corporate Bank, Ltd. financing 2,700 million yen.
2. Borrowings from securities financial institutions in the form of borrowings under margin transactions totaled 54,994 million yen.

II. Shares of the Company (as of March 31, 2007)

(i) Total Number of Authorized Shares: 8,800,000

(ii) Total number of issued and outstanding shares: 2,344,687.46

(iii) Number of shareholders: 49,582

(iv) Major shareholders

Names of shareholders	Status of investment in the Company	
	Number of shares held (thousand shares)	Ratio of ownership (%)
Nikko Cordial Corporation	616	26.2
Oki Matsumoto	260	11.1
UBS A.G. London Account IPB Segregated Client Account	200	8.5
Sony Corporation.	117	5.0
Japan Trustee Services Bank, Ltd. (Trust Account)	72	3.0
Mizuho Securities Co., Ltd	71	3.0
DBJ Value Up Fund	68	2.9
Recruit Co., Ltd.	57	2.4
Morgan Stanley & Co., Inc.	56	2.4
The Master Trust Bank of Japan, Ltd. (Trust Account)	47	2.0

(Notes)
1. Fractional numbers in the number of shares held and ratio of ownership are discarded.
2. Ratio of ownership was calculated by excluding the treasury stocks (1.36 shares).

(v) Other important matters regarding Shares

Not applicable.

III. Stock Acquisition Rights (*shinkabu yoyakuken*)

Not applicable.

IV. Directors and Statutory Auditors

(1) Directors and Auditors (As of March 31, 2007)

Position	Name	Duties or Representative Positions at other Companies
Representative Director and President	Oki Matsumoto	CEO of the Company/ Representative Director and President of Monex, Inc. /Representative Director and President of WR Hambrecht & Co Japan, Inc.
Representative Director and Deputy President	Kyoko Kudo	Director of Monex, Inc.
Representative Director and Managing Director	Tomoshige Nakamura	Director of Monex, Inc.
Director	Tadasu Kawai	Director of Monex, Inc.
Director	Tsutomu Nakajima	Director of Monex, Inc.
Director	Yoshinori Hashitani	Brand Strategy Office SVP of Sony Corporation
Director	Yuko Kawamoto	Professor of Waseda University Graduate School of Finance, Accounting and Law
Director	Jun Makihara	Director and Chairman of the Board of Neoteny Co., Ltd.
Standing Statutory Auditor	Hisashi Tanaami	
Statutory Auditor	Takehiko Moriyama	Full-Time Statutory Auditor of Monex, Inc.
Statutory Auditor	Masakazu Sasaki	Certified Public Accountant of Sasaki CPA Office
Statutory Auditor	Tetsuo Ozawa	Partner of Tokyo Fuji Law Office

(Notes)

1. Messrs. Yoshinori Hashitani and Jun Makihara and Ms.Yuko Kawamoto are external directors.
2. Messrs. Hisashi Tanaami and Tetsuo Ozawa are external statutory auditors.
3. Mr. Hisashi Tanaami oversaw finance for 14 years at a life insurance company and has extensive knowledge in finance and accounting.
4. Mr. Takehiko Moriyama oversaw accounting for over 20 consecutive years at a marine transport company and a securities company, and has extensive knowledge in finance and accounting.
5. Mr. Masakazu Sasaki is a qualified certified public accountant and has extensive knowledge in finance and accounting.
6. Mr. Tetsuo Ozawa is admitted to the bar and specializes in the field of corporate law and is engaged in law and risk management and has extensive knowledge in finance and accounting.

7. The following directors assumed office during the current year.
   Effective June 24, 2006:
   Director, Tsutomu Nakajima
   Director, Masaharu Kuwashima
   Director, Yuko Kawamoto
   Director, Jun Makihara

8. The following directors resigned during the current year.
   Effective December 25, 2006:
   Director, Masaharu Kuwashima
   Mr. Masaharu Kuwashima held representative positions of other companies below as at the time of resignation from the Company:
   Director /Executive Officer of Nikko Cordial Corporation,
   Director and Chairman of the Board (Representative Director) of Nikko Systems Solutions, Ltd.

(2) Remuneration of Directors and Statutory Auditors

	Total		Of the left, External Directors/External Auditors	
	Number of Persons to be Paid	Amount Payable (million yen)	Number of Persons to be Paid	Amount Payable (million yen)
Directors	7	333	2	18
Statutory Auditors	3	40	2	30
Total		374		49

(Notes)

1. The maximum amounts of remuneration approved by the shareholders at the Ordinary General Meeting of Shareholders held on June 24, 2006 are as follows:
   Directors: The total of the fixed annual amount of 300 million yen or less and the variable amount equivalent to 3.0% or less of the consolidated net income for the fiscal year immediately prior to the fiscal year including the date of payment
   Statutory Auditors: Maximum of 96 million yen per year
2. Amount of remuneration for Directors includes the variable amount of 180 million yen.

(3) External Officers

1. Yoshinori Hashitani (Director)

(i) Status of concurrent offices (as executive directors, etc.) at other companies:

Brand Strategy Office SVP of Sony Corporation (Sony Corporation is a 5.0% shareholder of the Company)

(ii) Status of concurrent offices (as external officers) at other companies:

External Director of Sony Enterprise Co., Ltd
External Director of REASON Corporation

(iii) Major activities during this fiscal year:

Mr. Yoshinori Hashitani participated in 12 out of 14 meetings of the Board of Directors held during this fiscal year and actively provided remarks each time at the Board of Directors Meetings from an objective and neutral standpoint on management so as to assure fair and appropriate decision-making by the Board of Directors.

(iv) Outline of agreement for limitation on liability:

Mr. Yoshinori Hashitani executed an agreement with the Company to limit his liability to compensate damages as set forth in Article 423, Paragraph 1 of the Companies Act. The maximum amount of his liability under this agreement is the higher of 10 million yen or the minimum liability amount provided by applicable laws and regulations.

2. Yuko Kawamoto (Director)

(i) Status of concurrent offices (as executive directors, etc.) at other companies:

Not applicable.

(ii) Status of concurrent offices (as external officers) at other Companies:

External Director of Osaka Securities Exchange Co., Ltd.
External Director of Resona Holdings, Inc.
External Statutory Auditor of Millea Holdings, Inc.

(iii) Major activities during this fiscal year:

After her assumption of office as Director, Ms. Yuko Kawamoto participated in 9 out of 11 meetings of the Board of Directors held during this fiscal year.

Taking advantage of her extensive experience as a management consultant and in financial research activities, Ms. Yuko Kawamoto actively provided remarks each time at the Board of Directors Meetings from an objective and neutral standpoint on management so as to assure fair and appropriate decision-making by the Board of Directors.

(iv) Outline of agreement for limitation on liability:

Ms. Yuko Kawamoto executed an agreement with the Company to limit her liability to compensate damages as set forth in Article 423, Paragraph 1 of the Companies Act. The maximum amount of her liability under this agreement is the higher of 10 million yen or the minimum liability amount provided by applicable laws and regulations.

3 Jun Makihara (Director)

(i) Status of concurrent offices (as executive directors, etc.) at other companies:

Director and Chairman of the Board of Directors of Neoteny Co., Ltd.

(There is no special relationship between Neoteny Co., Ltd. and the Company.)

(ii) Status of concurrent offices (as external officers) at other companies:

Executive Director of Global-Dining Inc.
Executive Director of RHJ International

(iii) Major activities during this fiscal year:

After his assumption of office as Director, Mr. Jun Makihara participated in 10 out of 11 meetings of the Board of Directors held during this fiscal year. Taking advantage of his sophisticated expertise in the financial field, Mr. Jun Makihara actively provided remarks at each time at the Board of Directors Meetings from an objective and neutral standpoint on management so as to assure fair and appropriate decision-making by the Board of Directors.

(iv) Outline of agreement for limitation on liability:

Mr. Jun Makihara executed an agreement with the Company to limit his liability to compensate damages as set forth in Article 423, Paragraph 1 of the Companies Act. The maximum amount of his liability under this agreement is the higher of 10 million yen or the minimum liability amount provided by applicable laws and regulations.

4 Hisashi Tanaami (Statutory Auditor)

(i) Status of concurrent offices (as executive directors, etc.) at other companies:

Not applicable.

(ii) Status of concurrent offices (as external officers) at other companies:

External Statutory Auditor of Monex, Inc.
External Statutory Auditor of Monex University, Inc.

(iii) Major activities during this fiscal year:

Mr. Hisashi Tanaami participated in all 14 meetings of the Board of Directors and all 17 meetings of the Board of Statutory Auditors held during this fiscal year. He actively provided remarks each time at the Board of Directors Meetings from an objective and neutral standpoint on management so as to assure fair and appropriate decision-making by the Board of Directors. Also, he, as Standing Statutory Auditor, actively provided remarks each time at the Board of Statutory Auditors Meetings.

(iv) Outline of agreement for limitation on liability:

Not applicable.

5 Tetsuo Ozawa (Statutory Auditor)

(i) Status of concurrent offices (as executive directors, etc.) at other companies:

Not applicable.

(ii) Status of concurrent offices (as external officers) at other companies:

External Statutory Auditor of LAWSON, INC
External Statutory Auditor of Monex, Inc.

(iii) Major activities during this fiscal year:

Mr. Tetsuo Ozawa participated in 13 out of 14 meetings of the Board of Directors and all 17 meetings of the Board of Statutory Auditors held during this fiscal year. Taking advantage of his sophisticated expertise as an attorney, he actively provided remarks each time at the Board of Directors Meetings and the Board of Statutory Auditors Meetings from an objective and neutral standpoint on management so as to assure fair and appropriate decision-making by the Board of Directors and by the Board of Statutory Auditors.

(iv) Outline of agreement for limitation on liability:

Mr. Tetsuo Ozawa executed an agreement with the Company to limit his liability to compensate damages as set forth in Article 423, Paragraph 1 of the Companies Act. The maximum amount of his liability under this agreement is the higher of 10 million yen or the minimum liability amount provided by applicable laws and regulations.

V. Accounting Auditor

(1) Name of Accounting Auditor

KPMG AZSA & Co.

(2) Amount of Remuneration Payable to the Accounting Auditor during This Fiscal Year

(in million yen)

Item	Amount
(1) Amount of Remuneration during this Fiscal year	16
(2) The aggregate amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	32

(Note)

The audit agreement between the Accounting Auditor and the Company does not distinguish nor it is practically possible to make a distinction between auditor's fees receivable under the Companies Act and that under the Securities and Exchange Law. As such, the above amounts represent the total of these fees.

(3) The Company's Policy for Termination/Non-reappointment of an Accounting Auditor

If the Company decides that the termination or non-reappointment of an Accounting Auditor is appropriate, it shall submit a proposal concerning termination /non-reappointment of the Accounting Auditor to the Shareholders Meeting.

Where an accounting auditor falls within any of the items of Article 340, Paragraph 1 of the Companies Act, the Board of Statutory Auditors shall discuss the termination of the accounting auditor. If the Board of Statutory Auditors determines the termination of the accounting auditor to be appropriate, it shall be terminated by the unanimous consent of all the Statutory Auditors of the Company. In this case, a Statutory Auditor designated by the Board of Statutory Auditors shall report the termination of the Accounting Auditor and the reasons for the decision to the first Shareholders Meeting subsequently held. If the Board of Statutory Auditors determines that the Company should not reappoint an Accounting Auditor, it shall request the Board of Directors to submit a proposal to the Shareholders Meeting for the non-reappointment of such Accounting Auditor, and then the Board of Directors shall discuss and consider this proposal.

VI. The Company's System and Policies

(1) A system to assure that the execution of business by directors is in compliance with applicable laws and regulations and the articles of incorporation of the Company, and additionally the business operation be performed appropriately

The Company's Board of Directors made a resolution on March 23, 2006 to adopt a basic policy to establish the above-mentioned system (hereinafter referred to as the "Internal Control System"), as follows:

1. A system to assure that the execution of business by directors is in compliance with laws and regulations and the articles of incorporation of the Company

(i) Checking system by the Board of Directors

The Board of Directors shall determine, revise or abolish the basic policy on establishment of the Internal Control System.

Executive Directors shall establish the Internal Control System and pursue effective implementation of the system pursuant to the basic policy determined by the Board of Directors.

Executive Directors shall regularly report the status of the establishment and implementation of the Internal Control System to the Board of Directors.

(ii) Checking system by the Statutory Auditors

Executive Directors shall regularly report on the status of the establishment and implementation of the Internal Control System to the Statutory Auditors.

Statutory Auditors shall directly audit the status of the establishment and implementation of the Internal Control System as appropriate.

(iii) Establishment of corporate ethics and organization of the compliance system

The Company provides a "Corporate Ethics Compliance Policy" and "Corporate Ethics Compliance Manual" to be observed by each officer and employee, and which shall underlie the corporate system to assure that the execution of business by directors is in compliance with laws and regulations and the articles of incorporation of the Company.

(iv) Internal audit division

In order to assure the appropriate execution of business by directors, the Company shall establish an internal audit division which shall stand

independent from the CEO and other Directors. This division shall report directly to the Board of Directors.

(v) Organization of an internal reporting system

The Company takes measures to enable its officers and employees to directly report information to the information addressee (external legal counsel) on the conduct of directors that seems illegal.

2. A system to preserve and manage information concerning the execution of business by directors

Preservation and Management of Information

The Company shall appropriately preserve and manage information concerning the execution of business by Directors pursuant to the "Security Policy" and the "Regulations Concerning Preservation of Documents."

3. Rules concerning management of the risk of loss, etc.

Management of Various Risks

The basic policy and system of risk management are provided for in the "Regulations Concerning General Risk Management."

The relevant responsible divisions shall respectively manage each type of risks, and the risk management supervisors shall regularly report the status of each division's risk management to the Board of Directors, and the Board of Directors shall confirm the status of risk management.

4. A system to assure efficient execution of business by directors

Organizing Regulations on Organization of the Company

In order to assure efficient execution of business by officers and employees, the Company provides "Regulations Concerning Authority", "Regulations Concerning Allocation of Duties" and "Regulations Concerning Decision-Making Authority."

5. A system to assure that the execution of business by employees is in compliance with laws and regulations and the articles of incorporation

(i) Establishment of corporate ethics and organization of the compliance system

The Company provides a "Corporate Ethics Compliance Policy" and "Corporate Ethics Compliance Manual" to be observed by each officer and

employee, and which shall underlie the corporate system to assure that the execution of business by directors is in compliance with laws and regulations and the articles of incorporation of the Company.

(ii) Internal audit division

In order to assure appropriate execution of business by directors, the Company shall establish an internal audit division, which shall stand independent from the CEO and other Directors. This division shall report directly to the Board of Directors.

(iii) Organization of an internal reporting system

The Company takes measures to enable officers and employees to directly report information to the information addressee (external legal counsel) on the conduct of directors that seems illegal.

6. <u>A system to assure proper execution of business by the corporate group comprised of a kabushiki kaisha and its parent company and subsidiary</u>

(i) Organization of a system to manage subsidiaries and affiliates

In order to assure proper execution of business by subsidiaries and affiliates, the Company shall provide "Regulations Concerning Management of Affiliated Companies" and "Regulations Concerning Allocation of Duties" and assign appropriate personnel to comprehensively supervise and instruct on the business of subsidiaries and affiliates.

(ii) The authority to conduct inspection and audit on subsidiaries and affiliates

The "Regulations Concerning Management of Affiliates" shall provide for the Company's authority to conduct inspections and Statutory Auditors' authority to audit on the subsidiaries and affiliates.

(iii) Common basic policies

Each subsidiary is instructed to stipulate various kinds of basic policies similar to those of the Company.

7. <u>Assignment of personnel ("audit assistant") to assist the duties of Statutory Auditors by request from Statutory Auditors</u>

(i) Appointment of an audit assistant

If a Statutory Auditor needs an audit assistant to assist with its duties, it may request the executive directors to appoint an audit assistant. Upon such

request, the Board of Directors shall nominate candidates for this position and the CEO shall appoint an audit assistant from among these candidates. The relevant employee who was appointed as an audit assistant shall assist in the duties of the Statutory Auditor.

(ii) Report to Statutory Auditor

Audit assistant shall report on the status of its duties to the relevant Statutory Auditor who had requested their appointment.

8. Audit assistant shall remain independent from Directors

(i) Audit assistant shall remain independent from Directors with respect to personnel arrangements.

Any matters concerning personnel arrangement which may affect or prevent the performance of audit assisting duties of the audit assistant shall be subject to a decision of the Board of Directors with the prior consent of the Board of Statutory Auditors.

(ii) Audit assistant shall remain independent from directors with respect to operational commanding line.

Audit assistant shall have no obligation to report to Directors or to the Board of Directors in performing audit assistant duties pursuant to the instructions of the Statutory Auditor and he/she shall report only to the Statutory Auditor who gave such instructions.

9. A system to allow Directors and employees to report to the Board of Statutory Auditors or to Statutory Auditors, and a system to allow other reports to be made to Statutory Auditors

Reporting obligations to the Board of Auditors and to statutory auditors

Officers and employees shall report to the Board of Statutory Auditors or to Statutory Auditors on the following:

(i) Any facts discovered which may cause considerable damage to the Company or to its group;

(ii) Any facts discovered concerning serious defects and problems in the Internal Control System and its implementation; or

(iii) Any matters required by the Statutory Auditor or the Board of Statutory Auditors to be reported.

10. Other systems to assure effective audit by Statutory Auditors

Organizing regulations to assure effective audit by Statutory Auditors

In order to assure effective audit by Statutory Auditors, the obligation of each officer and employee to report and cooperate with the Statutory Auditors and the Board of Statutory Auditors shall be provided in the "Regulations Concerning Internal Control."

(2) Policy on determining dividends (distribution of surplus)

1. Basis of calculating the dividend

   Until the fiscal year ended in March 2007, dividend was calculated based on the net income of Monex, Inc. recorded in the previous fiscal year. However, starting from the fiscal year to end in March 2008, dividend shall be calculated based on the consolidated net income of the Company's group for the relevant fiscal year.

2. Dividend Payout Ratio

   We aim to pay approximately 50% of the consolidated net income from the fiscal year to end in March 2008.

3. Interim Dividend

   From the fiscal year to end in March 2008, dividend shall be computed based on the interim consolidated net income for this fiscal year, and we are scheduled to pay approximately 50% as interim dividend.

(Note)
In this Business Report, any fractions of amounts are rounded down.

Consolidated Balance Sheets
As of March 31, 2007 and 2006

Assets	Millions of Yen		Thousands of U.S. dollars
	2007	2006	2007
Current assets:			
Cash and deposits	¥61,663	¥69,081	$522,346
Cash segregated for customers and others	94,061	109,766	796,789
Trading assets (Notes 6 and 8)	4,377	520	37,078
Margin transaction assets (Note 3)	170,085	219,091	1,440,788
Payments on securities subscribed	1,022	1,192	8,657
Short-term guarantee money deposited	6,169	5,843	52,258
Accrued revenues	2,289	2,147	19,390
Deferred tax assets (Note 10)	636	1,151	5,388
Short-term loans receivable	30,030	11,037	254,384
Other	3,852	5,825	32,630
Allowance for doubtful receivables	(97)	(4)	(822)
	374,087	425,649	3,168,886
Property and equipment, at cost:			
Buildings	164	157	1,389
Furniture and fixtures	48	37	407
Accumulated depreciation	(56)	(29)	(474)
	156	165	1,322
Intangible assets, net of amortization:			
Goodwill	42	61	356
Software	789	99	6,684
Other	10	10	84
	841	170	7,124
Investment and others:			
Investment securities (Notes 5 and 7)	4,467	3,788	37,840
Long-term guarantee deposits	382	419	3,236
Deferred tax assets (Note 10)	-	5	-
Other	143	498	1,211
Allowance for doubtful receivables	(87)	(395)	(737)
	4,905	4,315	41,550
Total assets	¥379,989	¥430,299	$3,218,882

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheets (Continued)
As of March 31, 2007 and 2006

Liabilities	Millions of Yen		Thousands of U.S. dollars
	2007	2006	2007
Current liabilities:			
Trading liabilities (Notes 6 and 8)	¥4,155	¥182	$35,197
Margin transaction liabilities (Note 3)	69,761	83,312	590,945
Loans payable secured by securities	52,949	45,563	448,530
Deposits received	48,740	63,188	412,876
Guarantee money received	76,188	78,000	645,387
Short-term borrowings (Note 12)	29,750	61,000	252,012
Income taxes payable (Note 10)	3,204	9,405	27,141
Accrued employees' bonuses	104	206	881
Accrued directors' bonuses	189	-	1,601
Allowance for point services	707	591	5,989
Other	1,843	3,402	15,612
	287,590	344,849	2,436,171
Non-current liabilities:			
Long-term debt (Note 12)	42,500	42,000	360,017
Deferred tax liabilities (Note 10)	128	-	1,084
	42,628	42,000	361,101
Statutory reserves (Note 13):			
Reserve for securities transactions	2,182	1,810	18,484
Reserve for commodities transactions	27	22	229
	2,209	1,832	18,713
Total liabilities	332,427	388,681	2,815,985

Commitments (Note 14):

Consolidated Balance Sheets (Continued)
As of March 31, 2007 and 2006

Net assets and Shareholders' Equity	Millions of Yen		Thousands of U.S. dollars
	2007	2006	2007
Net assets (Note 15):			
Owners' equity			
Common stock:	8,800	-	74,545
Authorized – 8,800,000 shares			
Issued – 2,344,687 shares			
Capital surplus	15,155	-	128,377
Retained earnings	23,310	-	197,459
	47,265	-	400,381
Valuation and translation adjustments			
Net unrealized holding gains on securities, net of taxes	223	-	1,889
	223	-	1,889
Minority interests	74	-	627
Total net assets	47,562	-	402,897
Total liabilities and net assets	¥ 379,989	-	$ 3,218,882
Minority interests	-	30	-
Shareholders' equity:			
Common stock:	-	8,800	-
Authorized – 8,800,000 shares			
Issued – 2,344,687 shares			
Capital surplus	-	15,155	-
Retained earnings	-	17,598	-
Net unrealized holding gains on securities, net of taxes	-	35	-
Total shareholders' equity	-	41,588	-
Total liabilities and shareholders' equity	-	¥ 430,299	-

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Income
For the fiscal years ended March 31, 2007 and 2006

	Millions of Yen		Thousands of U.S. dollars
	2007	2006	2007
Operating revenues:			
Commission revenues (Note 19)	¥25,376	¥32,168	$214,960
Net gain on trading account	122	84	1,033
Financial income (Note 20)	7,440	6,743	63,024
Other operating revenues	307	228	2,601
	33,245	39,223	281,618
Financial expenses (Note 20)	2,146	1,412	18,179
Net operating revenues	31,099	37,811	263,439
Selling, general and administrative expenses (Note 21)	14,540	12,637	123,168
Operating income	16,559	25,174	140,271
Other incomes (expenses):			
Gain on sales of investment securities	40	99	339
Gain on sales of intangible assets	-	50	-
Merger costs of subsidiaries	-	(467)	-
Cost of listing	-	(248)	-
Loss on outsourcing contract cancellation	-	(69)	-
Loss on disposal of fixed assets	-	(96)	-
Provision for securities transactions (Note 13)	(372)	(744)	(3,151)
Provision for commodities transactions (Note 13)	(5)	(15)	(43)
Dividend income	164	13	1,389
Other, net	(35)	(1)	(296)
	(208)	(1,478)	(1,762)
Income before income taxes and minority interests	16,351	23,696	138,509
Income taxes (Note 10):			
Current	6,301	10,269	53,376
Deferred	520	(191)	4,405
	6,821	10,078	57,781
Minority interests	(5)	-	(43)
Net income	¥9,535	¥13,618	$80,771

	Yen		U.S. dollars
Per share amounts	2007	2006	2007
Net income	¥4,066.46	¥5,677.31	$34.45
Cash dividends per share applicable to the year	2,900.00	1,500.00	24.57

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Shareholders' Equity
For the fiscal years ended March 31, 2006

	Millions of Yen			
	Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Holding Gains on Securities, net of taxes
Balance at March 31, 2005	¥ 8,800	¥ 15,155	¥ 5,804	¥ 53
Net income	-	-	13,618	-
Cash dividends paid	-	-	(1,173)	-
Bonuses paid to directors	-	-	(47)	-
Decrease due to the merger of subsidiaries	-	-	(604)	-
Decrease in net unrealized holding gains on securities	-	-	-	(18)
Balance at March 31, 2006	¥ 8,800	¥ 15,155	¥ 17,598	¥ 35

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Changes in Net Assets
For the fiscal years ended March 31, 2007

	Millions of Yen			
	Owner's Equity			
	Common Stock	Capital Surplus	Retained Earnings	Total Owners' Equity
Balance at March 31, 2006	¥ 8,800	¥ 15,155	¥ 17,598	¥ 41,553
Net income	-	-	9,535	9,535
Cash dividends paid	-	-	(3,517)	(3,517)
Bonuses paid to directors	-	-	(306)	(306)
Increase in net unrealized holding gains on securities	-	-	-	-
Increase in minority interests	-	-	-	-
Balance at March 31, 2007	¥ 8,800	¥ 15,155	¥ 23,310	¥ 47,265

	Millions of Yen			
	Valuation and Translation Adjustments			
	Net Unrealized Holding Gains on Securities, net of taxes	Total Valuation and translation adjustments	Minority Interests	Total Net Assets
Balance at March 31, 2006	¥ 35	¥ 35	¥ 30	¥ 41,618
Net income	-	-	-	9,535
Cash dividends paid	-	-	-	(3,517)
Bonuses paid to directors	-	-	-	(306)
Increase in net unrealized holding gains on securities	188	188	-	188
Increase in minority interests	-	-	44	44
Balance at March 31, 2007	¥ 223	¥ 223	¥ 74	¥ 47,562

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Changes in Net Assets
For the fiscal years ended March 31, 2007

	Thousands of U.S. dollars			
	Owner's Equity			
	Common Stock	Capital Surplus	Retained Earnings	Total Owners' Equity
Balance at March 31, 2006	$ 74,545	$ 128,377	$ 149,073	$ 351,995
Net income	-	-	80,771	80,771
Cash dividends paid	-	-	(29,793)	(29,793)
Bonuses paid to directors	-	-	(2,592)	(2,592)
Increase in net unrealized holding gains on securities	-	-	-	-
Increase in minority interests	-	-	-	-
Balance at March 31, 2007	$ 74,545	$ 128,377	$ 197,459	$ 400,381

	Thousands of U.S. dollars			
	Valuation and Translation Adjustments			
	Net Unrealized Holding Gains on Securities, net of taxes	Total Valuation and translation adjustments	Minority Interests	Total Net Assets
Balance at March 31, 2006	$ 297	$ 297	$ 254	$ 352,546
Net income	-	-	-	80,771
Cash dividends paid	-	-	-	(29,793)
Bonuses paid to directors	-	-	-	(2,592)
Increase in net unrealized holding gains on securities	1,592	1,592	-	1,592
Increase in minority interests	-	-	373	373
Balance at March 31, 2007	$ 1,889	$ 1,889	$ 627	$ 402,897

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows
For the fiscal years ended March 31, 2007 and 2006

	Millions of Yen		Thousands of U.S. dollars
	2007	2006	2007
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 16,351	¥ 23,696	$ 138,509
Depreciation	99	77	839
Provision for allowance for doubtful receivables	(215)	185	(1,821)
Provision for allowance for point services	116	202	983
Gain on sales of investment securities	(40)	(99)	(339)
Increase (decrease) in accrued employees' bonuses	(102)	46	(864)
Increase in accrued directors' bonuses	189	-	1,601
Decrease in severance and retirement benefits for employees	-	(79)	-
Interest income and dividend income	(7,608)	(6,756)	(64,447)
Interest expense	2,145	1,412	18,170
(Increase) decrease in cash segregated for customers and others	15,705	(47,947)	133,037
Increase in segregated cash included in cash and deposits	(2,510)	(22,021)	(21,262)
(Increase) decrease in trading assets	133	(152)	1,127
(Increase) decrease in margin transaction assets, net of increase in margin transaction liabilities	35,455	(91,183)	300,339
Increase in loans payable secured by securities and in loans receivable secured by securities	7,373	38,980	62,457
Increase in short-term loans	(18,993)	(11,021)	(160,890)
(Increase) decrease in short-term guarantee money deposits	(326)	2,151	(2,762)
Increase (decrease) in deposits received	(14,449)	35,663	(122,397)
Increase (decrease) in guarantee money received	(1,812)	28,035	(15,350)
Increase (decrease) in consumption taxes payable	(553)	395	(4,685)
Payment for directors' bonuses	(306)	(47)	(2,592)
Other, net	3,698	(4,638)	31,325
Sub total	34,350	(53,101)	290,978
Interest and dividend received	7,186	6,241	60,873
Interest paid	(1,995)	(1,407)	(16,900)
Income taxes paid	(14,009)	(3,491)	(118,670)
Net cash used in operating activities	25,532	(51,758)	216,281

Consolidated Statements of Cash Flows (Continued)
For the fiscal years ended March 31, 2007 and 2006

	Millions of Yen		Thousands of U.S. dollars
	2007	2006	2007
Cash flows from investing activities:			
Purchases of property and equipment	(154)	(19)	(1,305)
Purchases of intangible assets	(746)	(81)	(6,319)
Proceeds from sales of intangible assets	-	50	-
Purchases of investment securities	(936)	(2,513)	(7,929)
Proceeds from sales and redemption of investment securities	548	149	4,642
Payment for purchase of investments in affiliates	(50)	(590)	(424)
Proceeds from sales of investments in affiliates	-	12	-
Payments for long-term guarantee deposits	(60)	(124)	(508)
Proceeds from long-term guarantee deposits	97	100	822
Other, net	48	(6)	407
Net cash used in investing activities	(1,253)	(3,022)	(10,614)
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	(28,750)	32,500	(243,541)
Increase in commercial paper	(2,500)	2,500	(21,177)
Increase in long-term debt	500	42,000	4,235
Proceeds from minority shareholders due to issuance of shares	48	-	407
Dividends paid	(3,505)	(1,165)	(29,691)
Net cash provided by financing activities	(34,207)	75,835	(289,767)
Net increase (decrease) in cash and cash equivalents	(9,928)	21,055	(84,100)
Cash and cash equivalents at beginning of year	47,060	26,005	398,645
Cash and cash equivalents at end of year (Note 22)	¥37,132	¥47,060	$314,545

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of Monex Beans Holdings, Inc. (the "Company") have been prepared in accordance with the provisions set forth in the Securities and Exchange Law of Japan and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different from International Financial Reporting Standards with respect to certain application and disclosure requirements.

On August 2, 2004, Monex, Inc. ("Monex") and Nikko Beans, Inc. ("Nikko Beans") established the Company as a holding company by means of a statutory share exchange and became wholly owned subsidiaries of the Company. This transaction was accounted for using the pooling-of-interests method. The combination of both companies (Monex and Nikko Beans) into one entity is deemed to correspond to a combination of interests, considering the nature of the businesses, financial conditions and earnings records of both companies and because both companies jointly bear the parent company's risks and provide the parent company benefit.

Monex and Nikko Beans merged as of May 1, 2005 and adopted the name "Monex Beans, Inc.". for the merged entity. Monex Beans, Inc. changed its name to Monex, Inc. on December 3, 2005.

The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statement of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law of Japan. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The consolidated balance sheets as of March 31, 2007, which has been prepared in accordance with the new accounting standard as discussed in Note 2 (14), is presented with the consolidated balance sheets as of March 31, 2006 prepared in accordance with the previous presentation rules.

Also, as discussed in Note 2 (15), the consolidated statements of changes in net assets for the year ended March 31, 2007 has been prepared in accordance with the new accounting standard. The accompanying consolidated statements of shareholders' equity for the year ended March 31, 2006 was voluntarily prepared for the purpose of inclusion in the consolidated financial statements although such statements were not required to be filed with the Local Finance Bureau.

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2007, which was ¥118.05 to U.S. $1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Summary of Significant Accounting Policies

(1) Principles of Consolidation

The consolidated financial statements are required to include the accounts of the Company and significant companies that are controlled by the Company through substantial ownership of more than 50% of the voting rights or through ownership of a high percentage of the voting rights, even if it is equal to or less than 50%, and existence of certain conditions evidencing control by the Company of decision-making bodies of such companies.

The accompanying consolidated financial statements include the accounts of the Company and four of its subsidiaries for the year ended March 31, 2006 and 2007. The Company's consolidated subsidiaries as of March 31 2007 are Monex, Inc., Monex Alternative Investments, Inc., Monex University, Inc. and Monex Business Incubation, Inc.

Monex Capital Partners I, Inc. ("MCPI") was not consolidated.

The business combination of Monex and Nikko Beans has been accounted for using the pooling-of-interest method. Accordingly, all of the assets and liabilities of Monex and Nikko Beans as of April 1, 2004 and their operating results from April 1, 2004 have been included in the consolidated financial statements for the year ended March 31, 2004, regardless of the date of the establishment of the Company.

(2) Application of Equity Method

Investments in significant affiliates, of which the Company has ownership of 20% or more but less than or equal to 50%, and of 15% or more and less than 20% and can exercise significant influences over operating financial policies of investees, have been accounted for by the equity method.

Investments in all of significant affiliates, which were two companies for the year ended March 31, 2007, were accounted for by using the equity method.

Investment in an unconsolidated subsidiary, Monex Capital Partners I, Inc. ("MCPI") is stated at cost. If the MCPI had been consolidated or the equity method of accounting had been applied to MCPI, the effect on the accompanying consolidated financial statements would not be material.

(3) Trading Account

The Company prescribes "trading" to be the conduct of transactions for the purpose of earning profit by taking advantage of fluctuations in market prices and differentials between markets as well as reducing losses from them, using securities exercised in one's own account, products which are treated as securities, derivatives trading, money claims, currency trading and other transactions.

a) Securities in the Trading Account

Securities classified as the trading account (trading assets) are accounted for based on a trade date basis at market value or fair value.

b) Derivative Contracts in the Trading Account

Derivative contracts in the trading account are accounted for based on a trade date basis at market value or fair value. Accordingly, realized gains and losses on foreign-currency transactions are included in "net gain on trading account". Deemed settlement gains and losses on these transactions are recorded in the trading account and "net gain on trading account".

(4) Accounting for Financial Instruments not Classified in the Trading Account

a) Securities

Based on the intent of the Company and its consolidated subsidiaries, these securities are classified as 1. Equity securities issued by unconsolidated subsidiaries and affiliated companies and 2. All other securities that are not classified in any of the above categories (hereafter, "available-for-sale securities").

1. Equity Securities Issued by Unconsolidated Subsidiaries and Affiliated Companies

Equity securities issued by unconsolidated subsidiaries and affiliated companies that are not accounted for by equity method are stated at cost.

2. Available-for-sale Securities

(Securities with a Readily Ascertainable Market Value)

Available-for-sale securities with a readily ascertainable market value are stated at fair market value as of balance sheet dates. Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on sale of such securities are computed using the moving-average method.

(Securities without a Readily Ascertainable Market Value)

Available-for-sale securities without a readily ascertainable market value are stated at cost, using the moving average method.

Investment in limited partnership is recorded at net asset values based on most recent financial statements of partnership corresponding to the Company's share.

b) Derivatives

Derivative contracts are stated at fair value.

(5) Depreciation and Amortization of Non-current Assets

a) Property and Equipment

Depreciation of property and equipment is computed using the declining-balance method over the estimated useful lives.

b) Intangible Assets

Goodwill related to the acquisition of the Company's memberships on the Tokyo Stock Exchange and Osaka Securities Exchange is recorded at cost and amortized using the straight-line method over a five-year period.

Software for internal use is capitalized and amortized using the straight-line method over the estimated useful life (five years).

(6) Basis of Computation of Allowance

a) Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided in an amount considered to be sufficient to cover estimated losses. Uncollectible amounts are calculated by estimating amounts for certain identified doubtful accounts and applying a percentage based on the rate of actual losses in the past for other accounts.

b) Accrued Employees' Bonuses

Accrued employees' bonuses are provided for estimated amounts to be paid in the subsequent period.

c) Accrued Directors' Bonuses

Effective May 1, 2006, the Company and its consolidated subsidiaries adopt the new accounting standard for directors' bonuses (the Financial Accounting Standard No.4 issued by the Accounting Standards Board of Japan on November 29, 2005).

As a result of adopting the new standard, operating income, income before income taxes and minority interests and net income decreased by ¥189 million.

d) Severance and Retirement Benefits for Employees

The Company and some of its consolidated subsidiaries have defined contribution pension plans.

e) Allowance for Point Services

An allowance for point services is provided for the future reduction of commission revenues for granted and outstanding incentive points to be used after the end of the current fiscal year, using an estimated usage rate based on records of usage.

(7) Lease Transactions

Finance lease transactions, other than those wherein ownership of the lease property is regarded as being transferred to the lessee, are accounted for in the same manner as operating leases.

(8) Hedge Accounting

The Company applies hedge accounting to forward foreign exchange contracts for the purpose of reducing risk of foreign exchange fluctuations of foreign currency denominated securities that is classified as available-for-sale securities.

The effectiveness of the hedge is assessed by comparing the cumulative amount of valuations in the forward foreign exchange contracts and the cumulative amount of valuations in the hedged securities.

(9) Income Taxes

Deferred income taxes are recorded to reflect the effect of temporary differences between the carrying amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are measured by applying currently enacted tax laws to the temporary differences. A valuation allowance is provided if it is anticipated that some or all of deferred tax assets may not be realized.

(10) Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

(11) Per Share Amounts

The computation of net income per share is based on the weighted average number of shares of common stock outstanding during the year.

Diluted net income is not presented since securities with dilutive effect have not been issued.

(12) Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statement of cash flows consist of cash on hand, demand deposits, and readily marketable short-term investments bearing low risk of price fluctuation with maturities not exceeding three months.

(13) Accounting Standard for Presentation of Net Assets in the Balance Sheet

Effective from the year ended March 31, 2007, the Company and its consolidated subsidiaries adopted the new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No.5 issued by the Accounting Standards Board of Japan on December 9, 2005), and the implementation guidance for the accounting standard for presentation of net assets in the balance sheet (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005), (collectively, "the New Accounting Standards").

The consolidated balance sheets as of March 31, 2007 prepared in accordance with the New Accounting Standards comprises three sections, which are the assets, liabilities and net assets sections. The consolidated balance sheets as of March 31, 2006 prepared pursuant to the previous presentation rules comprises the assets, liabilities, minority interests and shareholders' equity sections.

Under the New Accounting Standards, the following items are presented differently at March 31, 2007 compared to March 31, 2006. The net assets section includes unrealized gains /losses on hedging derivatives, net of taxes. Minority interests are included in the net assets section at March 31, 2007. Under the previous presentation rules, companies were required to present minority interests in the liabilities section and between the non-current liabilities and the shareholders' equity sections.

The adoption of the New Accounting Standards had no impacts on the consolidated statement of income for the year ended March 31, 2007. Also, if the New Accounting Standards had not been adopted at March 31, 2007, the shareholders' equity amounting to ¥47,488 million ($402,270 thousand) would have been presented.

(14) Accounting Standard for Statements of Changes in Net Assets

Effective from the year ended March 31, 2007, the Company and its consolidated subsidiaries adopted the new accounting standard, "Accounting Standard for Statement of Changes in Net Assets" (Statement No.6 issued by the Accounting Standards Board of Japan on December 27, 2005), and the implementation guidance for the accounting standard for statement of changes in net assets (the Financial Accounting Standard Implementation Guidance No. 9 issued by the Accounting Standards Board of Japan on December 27, 2005), (collectively, "the Additional New Accounting Standards").

The Company prepared the accompanying consolidated statements of changes in net assets for the year ended March 31, 2007 in accordance with the Additional New Accounting Standards. The accompanying consolidated statement of shareholders' equity for the year ended March 31, 2006, which was voluntarily prepared for inclusion in the consolidated financial statements, has not been adapted to the new presentation rules of 2007.

3. Margin Transactions

Margin transactions as of March 31, 2007 and 2006 consisted of the following:

Assets	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Loans receivable from customers	¥ 168,634	¥ 216,263	$ 1,428,496
Cash deposits as collateral for securities borrowed from securities finance companies:	1,451	2,828	12,292
	¥ 170,085	¥ 219,091	$ 1,440,788

Liabilities:	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Loans from securities finance companies	¥ 54,994	¥ 66,187	$ 465,854
Proceeds of securities sold for customers' accounts	14,767	17,125	125,091
	¥ 69,761	¥ 83,312	$ 590,945

4. Pledged Assets

Collateral for loan transactions with securities finance companies as of March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Securities deposited by customers as collateral for margin transactions	¥ 35,745	¥ 50,634	$ 302,795

Total fair value of the securities deposited as collateral as of March 31, 2007 and 2006 consisted of the following (excluding securities mentioned above):

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Securities lending for margin transactions	¥ 15,687	¥ 18,671	$ 132,884
Securities pledged for borrowings from securities financial companies or securities exchange brokers	54,668	68,483	463,092
Securities loaned	53,415	47,104	452,478
Other securities pledged	2,330	-	19,737
	¥ 126,100	¥ 134,258	$ 1,068,191

Total fair value of the securities received as collateral as of March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Securities in custody for loans receivable from customers	¥ 154,200	¥ 213,815	$ 1,306,226
Securities borrowed from securities finance companies	1,449	2,872	12,274
Securities borrowed	114,594	44,689	970,724
Securities received as guarantee for margin transactions	181,095	234,456	1,534,053
	¥ 451,338	¥ 495,832	$ 3,823,277

5. Investments in Non-consolidated Subsidiary and Affiliates

Investments in non-consolidated subsidiary and affiliates included in investment securities as of March 31, 2007 and 2006 had carrying amounts of ¥724 million ($6,133 thousand) and ¥ 602 million, respectively.

6. Trading Assets and Liabilities

Trading assets as of March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Equity securities	¥ 474	¥ 263	$ 4,015
Investment trusts	-	-	-
Bonds	725	255	6,142
Forward foreign exchange contracts	3,178	2	26,921
	¥ 4,377	¥ 520	$ 37,078

Trading liabilities as of March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Equity securities	¥ 18	¥ -	$ 152
Investment trusts	172	180	1,457
Forward foreign exchange contracts	3,965	2	33,588
	¥ 4,155	¥ 182	$ 35,197

7. Investment Securities

The acquisition cost and book value of available-for-sale securities with a readily ascertainable market value as of March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		
	2007		
	Acquisition Cost	Book value	Difference
Investment trusts	¥ 1,221	¥ 1,308	¥ 87
Total	1,221	1,308	87

	Millions of Yen		
	2006		
	Acquisition Cost	Book value	Difference
Investment trusts	¥ 1,221	¥ 1,270	¥ 49
Total	1,221	1,270	49

	Thousands of U.S. Dollars		
	2007		
	Acquisition Cost	Book value	Difference
Investment trusts	$ 10,343	$ 11,080	$ 737
Total	10,343	11,080	737

Available-for-sale securities sold for the fiscal year ended March 31, 2007 and 2006:

	Millions of Yen		
	2007		
	Sales Amount	Gains on Sales	Losses on Sales
Available-for-sale securities	¥ 496	¥ 40	¥ -
Total	496	40	-

	Millions of Yen		
	2006		
	Sales Amount	Gains on Sales	Losses on Sales
Available-for-sale securities	¥ 149	¥ 99	¥ -
Total	149	99	-

	Thousands of U.S. Dollars		
	2007		
	Sales Amount	Gains on Sales	Losses on Sales
Available-for-sale securities	$ 4,202	$ 339	$ -
Total	4,202	339	-

The book value of available-for-sale securities without a readily ascertainable market value as of March 31, 2007 and 2006 was as follows:

	Millions of Yen
	2007
Unlisted companies stocks	¥ 1,791
Investment in limited partnership	644
Total	¥ 2,435

	Millions of Yen
	2006
Unlisted companies stocks	¥ 1,694
Investment in limited partnership	223
Total	¥ 1,917

	Thousands of U.S. Dollars
	2007
Unlisted company stocks	$ 15,172
Investment in limited partnership	5,455
Total	$ 20,627

8. Derivatives

(1) Type of Derivative Transactions Used

The Company and its consolidated subsidiary use forward foreign exchange contracts.

(2) Basic Policy for Derivative Transactions

The Company and its consolidated subsidiary use derivative transactions in order to hedge currency fluctuation or interest rate risk. In foreign exchange margin trading business, the company's consolidated subsidiary receives guarantee money from customers and does not take a high degree of risk.

(3) Purpose of Derivative Transactions

The Company and its consolidated subsidiary use forward foreign exchange contracts to minimize currency fluctuation risks of the foreign currency denominated securities.

(4)Risks Involved in Derivative Transactions

Forward foreign exchange contracts have risk of foreign exchange fluctuations.

Foreign exchange margin trading business involves currency fluctuation risks, but the company's consolidated subsidiary is sure to receives guarantee money from customers In addition, the company's consolidated subsidiary can terminate trading based on specific "Loss-cut rules" when unrealized loss of customers are large.

The Company and its consolidated subsidiary have forward foreign exchange contracts only with the financial institutions that are considered of good credit standing.

(5) Internal Control for Derivative Transactions

Execution and management of derivatives transactions are managed as per internal regulations. The responsible departments calculate the necessary amount of forward foreign exchange contracts, and confirm whether such transactions are based on actual demands.

In accordance with internal rules on risk management, coefficients for arithmetic risk management are calculated on the basis of the Cabinet Office ordinance regarding the capital adequacy rule for securities companies. The responsible department verifies the coefficients and makes reports to the board of directors.

Derivative contracts for trading purposes of March 31, 2007 and 2006 were as follows:

	Millions of Yen			
	2007			
	Assets		Liabilities	
	Contract Amount	Fair Value	Contract Amount	Fair Value
Forward Currency Contracts	¥285,503	¥3,178	¥180,014	¥3,965

	Millions of Yen			
	2006			
	Assets		Liabilities	
	Contract Amount	Fair Value	Contract Amount	Fair Value
Forward Currency Contracts	¥75	¥2	¥64	¥2

	Thousands of U.S. Dollars			
	2007			
	Assets		Liabilities	
	Contract Amount	Fair Value	Contract Amount	Fair Value
Forward Currency Contracts	$ 2,418,492	$ 26,921	$ 1,524,896	$ 33,588

Market value information of derivative transactions for non-trading purposes as of March 31, 2007 and 2006 is not disclosed because hedge accounting has been applied to all transactions.

9. Leases

Information as to leases and leased property such as pro-forma acquisition costs, accumulated depreciation, obligations under finance leases, depreciation expense and imputed interest expense of finance leases that do not transfer ownership of leased property and were accounted for as operating leases for the fiscal years ended March 31, 2007 and 2006 is as follows:

Acquisition costs and accumulated depreciation:

	Millions of Yen		
	2007		
	Acquisition costs	Accumulated depreciation	Net balance at year end
Furniture and fixtures	¥ 648	¥ 135	¥ 513
Software	340	68	272
Total	¥ 988	¥ 203	¥ 785

	Millions of Yen		
	2006		
	Acquisition costs	Accumulated depreciation	Net balance at year end
Furniture and fixtures	¥ 471	¥ 144	¥ 327
Software	200	60	140
Total	¥ 671	¥ 204	¥ 467

	Thousands of U.S. Dollars		
	2007		
	Acquisition costs	Accumulated depreciation	Net balance at year end
Furniture and fixtures	$ 5,489	$ 1,143	$ 4,346
Software	2,880	576	2,304
Total	$ 8,369	$ 1,719	$ 6,650

Future lease payments under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Within one year	¥ 131	¥ 112	$ 1,110
Over one year	662	360	5,608
Total	¥ 793	¥ 472	$ 6,718

Lease payments, depreciation and interest expense:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Lease payments	¥ 173	¥ 208	$ 1,465
Depreciation	158	180	1,338
Interest expense	15	11	127

Depreciation of leased properties is calculated using the straight-line method over the estimated useful lives of the respective leased properties with zero residual value. The difference between total lease payments and acquisition cost of leased assets is calculated as interest expense, which is allocated to relevant accounting periods based on the interest method.

10. Income Taxes

The normal statutory income tax rate in Japan arising out of the aggregation of corporate, enterprise and inhabitants taxes was approximately 40.7% for 2007 and 2006.

The tax effects of significant temporary differences that result in deferred tax assets and liabilities at March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Deferred tax assets (Current)			
Enterprise tax payable	¥ 255	¥ 739	$ 2,160
Allowance for point services	288	240	2,440
Accrued employees' bonuses	42	84	356
Other	63	94	534
Sub total	648	1,157	5,490
Valuation allowance	(12)	(6)	(102)
Total	636	1,151	5,388
Deferred tax assets (Non-current)			
Reserve for securities transactions	888	736	7,522
Reserve for commodities transactions	11	9	93
Allowance for doubtful receivables	36	161	305
Other	25	29	212
Sub total	960	935	8,132
Valuation allowance	(935)	(906)	(7,920)
Total	25	29	212
Deferred tax liabilities (Non-current)			
Net unrealized holding gains on securities	(153)	(24)	(1,296)
Total	(153)	(24)	(1,296)
Net deferred tax assets (liabilities) (Non-current)	(128)	5	(1,084)
Net deferred tax assets	¥ 508	¥ 1,156	$ 4,304

The differences between the statutory tax rate and the effective tax rate for financial statement purposes for the fiscal year ended March 31, 2007 and 2006 are not disclosed because the differences are less than 5%.

11. Severance and Retirement Benefits

The Company and its consolidated subsidiary have defined contribution pension plans. Nikko Beans also had lump-sum severance and retirement plans. However, Nikko Beans abolished the lump-sum severance and retirement plans upon merger with Monex on May 1, 2005.

Severance and retirement benefit expenses included in the consolidated statement of income for the years ended March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. dollars
	2007	2006	2007
Service costs	¥ 14	¥ 11	$ 119
Other	-	6	-
Severance and retirement benefit expenses	¥ 14	¥ 17	$ 119

12. Short-term Borrowings and Long-term Debt

Short-term borrowings at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. dollars
	2007	2006	2007
Short-term borrowings : average interest rate 0.96%	¥ 29,750	¥ 58,500	$ 252,012
Commercial paper	-	2,500	-
	¥ 29,750	¥ 61,000	$ 252,012

Long-term debt at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. dollars
	2007	2006	2007
Borrowings from banks : average interest rate 1.02%	¥ 42,500	¥ 42,000	$ 360,017

The repayment schedule for the next five years and thereafter for long-term debts as of March 31, 2007 is as follows:

	Millions of Yen	Thousands of U.S. dollars
2008	¥ -	$ -
2009	¥ 42,000	$ 355,781
2010	¥ 500	$ 4,236
2011	¥ -	$ -
2012 and thereafter	¥ -	$ -

13. Statutory Reserves

Statutory reserves at March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. dollars
	2007	2006	2007
Reserve for securities transactions	¥ 2,182	¥ 1,810	$ 18,484
Reserve for commodities transactions	27	22	229

The reserve for securities transactions is recorded in accordance with Article 51 of the Securities and Exchange Law of Japan, which requires a securities company to set aside a reserve in proportion to the volume of its securities transactions and other related trading to cover possible customer losses incurred by default of the securities company on securities transactions.

Reserve for commodities transactions is recorded in accordance with Article 221 of the Commodity Exchange Law, which requires a company to set aside a reserve in proportion to the volume of its commodities transactions and other related trading to cover possible customer losses incurred by default of the company on commodities transactions.

14. Commitments

Commitment lines for lending by the Company and its consolidated subsidiary as of March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Commitment lines for lending	¥2,500	¥ -	$ 21,177
Less amount executed	(-)	(-)	(-)
Unused amount	¥2,500	¥ -	$ 21,177

Commitment lines of credit and overdraft for borrowings by the Company and its consolidated subsidiary as of March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Commitment lines of credit and overdraft	¥113,500	¥134,000	$ 961,457
Less amount executed	(29,750)	(53,000)	(252,012)
Unused amount	¥83,750	¥81,000	$ 709,445

15. Net Assets

As described in Note 2 (15), net assets comprises three subsections, which are the owners' equity, valuation and translation adjustments and minority interests.

The Japanese Corporate Law ("the Law") became effective on May 1, 2006, replacing the Japanese Commercial Code ("the Code"). The Law is generally applicable to events and transactions occurring after April 30, 2006 and for fiscal years ending after that date.

Under Japanese laws and regulations, the entire amount paid for new shares is required to be designated as common stock. However, a company may, by a resolution of the Board of Directors, designate an amount not exceeding one-half of the price of the new shares as additional paid-in capital, which is included in capital surplus.

Under the Law, in cases where a dividend distribution of surplus is made, the smaller of an amount equal to 10% of the dividend or the excess, if any, of 25% of common stock over the total of additional paid-in-capital and legal earnings reserve must be set aside as additional paid-in-capital or legal earnings reserve. Legal earnings reserve is included in retained earnings in the accompanying consolidated balance sheets.

Under the Code, companies were required to set aside an amount equal to at least 10% of the aggregate amount of cash dividends and other cash appropriations as legal earnings reserve until the total of legal earnings reserve and additional paid-in capital equaled 25% of common stock.

Under the Code, legal earnings reserve and additional paid-in capital could be used to eliminate or reduce a deficit by a resolution of the shareholders' meeting or could be capitalized by a resolution of the Board of Directors. Under the Law, both of these appropriations generally require a resolution of the shareholders' meeting.

Additional paid-in capital and legal earnings reserve may not be distributed as dividends. Under the Code, however, on condition that the total amount of legal earnings reserve and additional paid-in capital remained equal to or exceeded 25% of common stock, they were available for distribution by resolution of the shareholders' meeting. Under the Law, all additional paid-in-capital and all legal earnings reserve may be transferred to other capital surplus and retained earnings, respectively, which are potentially available for dividends.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with Japanese laws and regulations.

At the annual shareholders' meeting held on June 23, 2007, the shareholders approved cash dividends amounting to ¥6,800 million ($57,603 thousand). Such appropriations have not been accrued in the consolidated financial statements as of March 31, 2007. Such appropriations are recognized in the period in which they are approved by the shareholders.

16. Share Issued

	As of March 31, 2006	Increase	Decrease	As of March 31, 2007
Common Stock	2,344,687	-	-	2,344,687

17. Capital Adequacy Requirements

In Japan, a securities company is subject to risk-based capital adequacy rules established and administered by the Financial Services Agency ("FSA"). Monex, Inc. reports its capital adequacy ratio as defined pursuant to these rules.

The capital adequacy rules require a securities company to report to the FSA if the ratio falls to 140% or below, and the securities company must report its capital adequacy ratio to the FSA on a daily basis while its ratio is 120% or below. As of March 31, 2007, capital adequacy ratio of Monex was 402.5% (unaudited).

18. Segment Information

(1) Industry Segment

Industry segment information for the years ended March 31, 2007 and 2006 is not disclosed because operating revenues, operating income and assets related to securities brokerage and securities-related services all account for more than 90% of the Company's consolidated operating revenues, operating income and consolidated assets, respectively.

(2) Geographic Segment

Geographic segment information for the years ended March 31, 2007 and 2006 is not disclosed because there is no consolidated overseas subsidiary or overseas branch office.

(3) Overseas Sales

Information for overseas sales is not disclosed because overseas sales for the years ended March 31, 2007 and 2006 are less than 10% of the Company's consolidated operating revenues.

19. Commission Revenues

Details of commission revenues for the years ended March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. dollars
	2007	2006	2007
Brokerage:			
Equity securities	¥ 20,405	¥ 27,173	$ 172,851
Investment trusts	136	93	1,152
Other	70	41	593
Underwriting and distribution:			
Equity securities	439	807	3,719
Subscription and distribution:			
Equity securities	24	25	203
Bonds	19	15	161
Investment trusts	871	722	7,378
Other commissions:			
Equity securities	387	403	3,278
Investment trusts	917	387	7,768
Other	2,108	2,502	17,857
	¥ 25,376	¥ 32,168	$ 214,960

20. Financial Income and Financial Expenses

Details of financial income for the years ended March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Income from margin transactions	¥ 6,034	¥ 5,933	$ 51,114
Income from securities lending	819	540	6,938
Dividends received	399	246	3,380
Interest on bonds	19	6	161
Other interest income	169	18	1,431
	¥ 7,440	¥ 6,743	$ 63,024

Details of financial expenses for the years ended March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Expenses for margin transactions	¥ 545	¥ 861	$ 4,617
Expenses for securities lending	1,108	189	9,386
Interest expenses	493	362	4,176
	¥ 2,146	¥ 1,412	$ 18,179

21. Selling, General and Administrative Expenses

The major components of selling, general and administrative expenses for the years ended March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Commissions paid	¥ 889	¥ 837	$ 7,531
Exchange and association dues	834	1,157	7,065
Communication, freight and information expenses	2,348	1,989	19,890
Advertising expenses	2,082	1,217	17,637
Directors' compensation	228	186	1,931
Employees salaries	1,933	1,654	16,374
Provision for accrued directors' bonuses	189	-	1,601
Provision for accrued employees' bonuses	103	206	872
Severance and retirement benefit expenses	14	17	119
Equipment rental and maintenance	517	451	4,380
Outsourcing expenses	3,697	3,304	31,317
Provision for allowance for doubtful receivables	139	185	1,177
Amortization and depreciation	99	77	839
Other operating expenses	1,468	1,357	12,435
	¥ 14,540	¥ 12,637	$ 123,168

22. Cash and Cash Equivalents

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Cash and deposits	¥ 61,663	¥ 69,081	$ 522,346
Segregated cash included in cash and deposits	(24,531)	(22,021)	(207,801)
Cash and cash equivalents	¥ 37,132	¥ 47,060	$ 314,545

23. Subsequent Events

The following appropriation of retained earnings at March 31, 2007 was approved at the annual meeting of shareholders held on June 23, 2007.

	Millions of Yen	Thousands of U.S. Dollars
	2007	2007
Unappropriated retained earnings	¥ 11,386	$ 96,451
Appropriations:		
Year-end cash dividends	6,800	57,603
Retained earnings carried forward	¥ 4,586	$ 38,848

Balance Sheet

As of March 31, 2007

Assets	Millions of Yen
Current assets:	
Cash and deposits	¥ 6,140
Accrued revenues	163
Account receivable	2,274
Deferred tax assets	28
Others	22
	8,630
Intangible assets, net of amortization:	
Software	47
	47
Investment and others:	
Investment securities	1,896
Investments in subsidiaries and affiliates	27,428
Other investments in subsidiaries and affiliates.	637
Others	92
	30,054
	¥ 38,732

Liabilities and Shareholders' Equity	Millions of Yen
Current Liabilities:	
Income taxes payable	43
Consumption taxes payable	14
Deposits received	10
Unearned revenues	14
Accrued employees' bonuses	35
Accrued director' bonuses	180
Foreign exchange contract	23
Others	43
	364
Non-current Liabilities:	
Long-term deposits received as guarantee	79
Deferred tax liabilities	110
	189
Net Assets:	
Common stock:	8,800
Capital surplus	17,828
Retained earnings	11,386
Net unrealized holding gains on securities, net of taxes	164
	38,178
	¥38,732

(Amounts less than 100 million yen are omitted)

Statement of Income

For the year ended March 31, 2007

	Millions of Yen
Operating Revenues:	
Management fee	¥ 1,090
Office rent revenue	173
Divided from subsidiaries	11,320
Interest on loans to subsidiaries	0
	12,584
Selling, general and administrative expenses	1,284
Operating Income	11,299
Other Revenues:	67
Income before income taxes and minority interests	11,367
Income taxes:	
Current	88
Deferred	6
	94
Net Income	11,273

(Amounts less than 100 million yen are omitted)

(Summary of Significant Accounting Policies)

1. Valuation Standards and Methods for Major Assets

(1) Securities

a) Subsidiaries and affiliates

Securities of subsidiaries and affiliates are valued at cost using the moving average method.

b) Other securities

(Securities with Market Value)

Securities with market value are stated at fair market value as of balance sheet dates. Unrealized gains and losses on these securities are reported, net of applicable Income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using moving-average cost.

(Securities without Market Value)

Securities without market value are valued at cost using the moving average method.

Investment in limited partnership is recorded at net asset values based on most recent financial statements of partnership corresponding to the Company's share.

(2) Derivatives

Derivative contracts are stated at fair value.

2. Depreciation and Amortization

(1) Property and Equipment

Depreciation of property and equipment is computed using the declining-balance method over the estimated useful lives.

(2) Software

Software for internal use is capitalized and amortized on the straight-line method over the estimated useful life (five years)

3. Accounting standards for major allowances and reserves

(1) Accrued for employees' bonuses

Accrued employees' bonuses are provided for estimated amounts to be paid in the subsequent period.

(2) Accrued for directors' bonuses

Accrued employees' bonuses are provided for estimated amounts to be paid in the subsequent

period.

4. Hedging Transactions

(1) Method of hedge accounting

Foreign currency denominated and other securities are recorded under fair value hedge accounting.

(2) Heading method and securities to be hedged

Hedging method: Foreign exchange futures contracts

Securities to be hedged: Foreign currency denominated securities

(3) Hedging policy

Hedging is conducted for foreign currency denominated securities for the purpose of avoiding risk of foreign exchange fluctuations.

(4) Method of evaluating effectiveness of hedging

Effectiveness is evaluated by comparing the cumulative amount of valuations in hedging method and the cumulative amount of valuations in securities to be hedged.

5. Consumption tax

Consumption taxes are accounted for based on the tax exclusion method.

6. Change in accounting methods

(1) Accrued directors' bonuses

Effective May 1, 2006, the Company and its consolidated subsidiaries adopt the new accounting standard for directors' bonuses (the Financial Accounting Standard No.4 issued by the Accounting Standards Board of Japan on November 29, 2005).

As a result of adopting the new standard, operating income, income before income taxes and minority interests and net income decreased by ¥189 million.

(2) Net assets in the Balance Sheet

Effective from the year ended March 31, 2007, the Company adopted the new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No.5 issued by the Accounting Standards Board of Japan on December 9, 2005), and the implementation guidance for the accounting standard for presentation of net assets in the balance sheet (the Financial Accounting Standard Implementation Guidance No. 8 issued

by the Accounting Standards Board of Japan on December 9, 2005), (collectively, "the New Accounting Standards").

The balance sheet as of March 31, 2007 prepared in accordance with the New Accounting Standards comprises three sections, which are the assets, liabilities and net assets sections. The balance sheet as of March 31, 2006 prepared pursuant to the previous presentation rules comprises the assets, liabilities, minority interests and shareholders' equity sections.

Under the New Accounting Standards, the following items are presented differently at March 31, 2007 compared to March 31, 2006. The net assets section includes unrealized gains /losses on hedging derivatives, net of taxes. Minority interests are included in the net assets section at March 31, 2007. Under the previous presentation rules, companies were required to present minority interests in the liabilities section and between the non-current liabilities and the shareholders' equity sections.

The adoption of the New Accounting Standards had no impacts on the statement of income for the year ended March 31, 2007. Also, if the New Accounting Standards had not been adopted at March 31, 2007, the shareholders' equity amounting to ¥38,178 million would have been presented.

(Note to Balance Sheet)

1. Accumulated depreciation of property and equipment ¥-million yen
2. Monetary receivables and payables with subsidiaries and affiliates are as follows

Short-term loan receivables form subsidiaries	¥ 162 million
Short-term monetary liabilities to subsidiaries	¥ 14 million
Long-term monetary liabilities to subsidiaries	¥ 79 million

3. Commitment lines for lending

Commitment lines for lending by the Company as of March 31, 2007 were as follows:

	2007
Commitment lines for lending	¥ 2,500
Less amount executed	(-)
Unused amount	¥ 2,500

4. Commitment lines of overdraft for borrowings

Commitment lines of overdraft for borrowing by the Company as of March 31, 2007 were as follows:

	2007
Commitment lines for borrowings	¥ 500
Less amount executed	(-)
Unused amount	¥ 500

(Notes to Income Statement)

1. Transactions with subsidiaries and affiliates are as follows.

Operating transactions	¥ 12,584 million
Selling, general and administrative expenses	¥ 3 million
Non-operating transactions	¥ 62 million

(Note to Statement of Changes in Net Assets)

Treasury Stocks 1

(Note to Deferred Taxes)

1. Major components of deferred tax assets and liabilities are as follows.

	Millions of Yen
	2007
Deferred tax assets (Current)	
Accrued employees' bonuses	¥ 14
Enterprise tax payable	10
Others	5
Total	28
Deferred tax assets (Non-current)	
Excess depreciation expenses	2
Total	2
Deferred tax liabilities (Non-current)	
Net unrealized holding gains on securities	(112)
Total	(112)
Net deferred tax liabilities (Non-current)	(110)
Net deferred tax assets	(81)

2. Major components of the difference between the statutory tax rate and the effective tax rate as follows

Information is not disclosed because the difference between the statutory tax rate and the effective tax rate is less than 5%.

Statutory Tax Rate	(%)
(Adjustments)	40.7
Permanent differences	
Dividend Income, etc.	(40.5)
Others	0.7
Effective Tax Rate	0.8

(Note to Transactions with related parties)

No material transactions

(Note to per share amounts)

1. Net assets per share ¥ 16,282.95
2. Net income per share ¥ 4,807.94

(Note to subsequent events)

Acquisition of investment security

The board of directors decided on the acquisition of investment securities at its meeting on April 24, 2007 and acquired investment securities on April 26, 2007.

The outline of the acquisition is as below.

Equity share acquired: eBANK Corporation

Number of acquisition: 32,500 shares

Value of purchase: 5,850 million yen

Monex, Inc., our consolidated subsidiary, and eBANK Corporation have concluded a business tie-up contract.

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

Date May 11, 2007

The Board of Directors
Monex Beans Holdings, Inc..

KPMG AZSA & Co.

.

Yutaka Miya
Designated and Engagement Partner
Certified Public Accountant

Atsunori Sadahiro
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the related notes of Monex Beans Holdings, Inc. as of March 31, 2007 and for the year from April 1, 2006 to Marchi 31, 2007 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of Monex Beans Holdings, Inc. and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

(Audit Report by the Board of Statutory Auditors on the Consolidated Financial Statements)

AUDIT REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Board of Statutory Auditors received an audit report from each statutory auditor concerning the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statements of changes in net assets, and notes to the consolidated financial statements) for the third (3rd) business term starting on April 1, 2006 and ending on March 31, 2007. Upon consultation, the Board of Statutory Auditors prepared this Audit Report and hereby reports as follows:

1. Outline of Method of Audit by Statutory Auditors and the Board of Statutory Auditors

The Board of Statutory Auditors determined the policy on audit and allocation of audit operations, received a report from each auditor on the status of execution of the audit and the results of the audit, and received reports from directors and the accounting auditor on the status of execution of the business and requested explanations as necessary.

Each statutory auditor, in accordance with the policy on audit and allocation of audit operations determined by the Board of Auditors, received reports from directors and employees concerning the consolidated financial statements and requested explanations as necessary. The statutory auditors monitored and inspected the accounting auditor to assure that the accounting auditor remained independent and that it conducted the audit in an appropriate manner. They also received a report from the accounting auditor on the status of execution of the business and requested explanations as necessary. The auditors received a notice from the accounting auditor stating that it was organizing a "system to assure appropriate execution of the business" (the matters listed in each of the items in Article 159 of the Corporate Accounting Regulations) in accordance with the "Quality Control Standards Concerning Accounting" (October 28, 2005 Corporate Accounting Council) and requested explanations as necessary. In accordance with the above method, we, the Board of Statutory Auditors, reviewed the consolidated financial statements for the current business term.

2. Results of the Audit

We confirm that the method of the audit conducted by the audit corporation, KPMG AZSA & Co., and the results thereof are appropriate.

May 16, 2007

The Board of Statutory Auditors of Monex Beans Holdings, Inc.

Hisashi Tanaami, Standing Statutory Auditor
(External Statutory Auditor)
Takehiko Moriyama, Statutory Auditor
Masakazu Sasaki, Statutory Auditor
Tetsuo Ozawa, External Statutory Auditor

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

Date May 11, 2007

The Board of Directors
Monex Beans Holdings, Inc..

KPMG AZSA & Co.

Yutaka Miya
Designated and Engagement Partner
Certified Public Accountant

Atsunori Sadahiro
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and its supporting schedules of Monex Beans Holdings, Inc. as of March 31, 2007 and for the 3rd business year from April 1, 2006 to March 31, 2007 in accordance with Article 436(2)①of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Monex Beans Holdings, Inc for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

(Audit Report by the Board of Statutory Auditors)

AUDIT REPORT

The Board of Statutory Auditors received a report from each auditor concerning the execution of business by directors for the third (3rd) business term starting on April 1, 2006 and ending on March 31, 2007. Upon consultation, the Board of Statutory Auditors prepared this Audit Report and hereby reports as follows:

1. Outline of Method and Contents of Audit by Statutory Auditors and the Board of Statutory Auditors

The Board of Auditors determined the policy on audit and allocation of audit operations, received a report from each auditor on the status of conducting the audit its results, and also received reports from directors and the accounting auditor on the status of execution of the business and requested explanations as necessary.

Each statutory auditor, in accordance with the policy on audit and allocation of audit operations for the current business term as determined by the Board of Statutory Auditors, communicated with the directors, internal audit section and other employees, collected information and organized an appropriate audit environment, attended the meetings of the Board of Directors and other important meetings, received reports from directors and employees on the status of execution of business, requested explanations as necessary, perused important resolution documents, and investigated the position of the business and assets. Furthermore, each statutory auditor monitored and inspected the resolution of the Board of Directors concerning the organization of a system provided in Article 100, Paragraphs 1 and 3 of the Enforcement Rules of the Company Law. The purpose of this was to establish a system to assure that the execution of business by directors is in compliance with relevant laws and articles, to assure appropriate execution of the business by a kabushiki kaisha, and ensure that the system is organized pursuant to this resolution (internal control system). With respect to subsidiaries, each statutory auditor communicated and exchanged information with directors and statutory auditors of subsidiaries, and received reports on business from subsidiaries as necessary. In accordance with the above method, the Board of Auditors reviewed the business report and its notes for the current business term.

The Board of Statutory Auditors monitored and inspected whether the accounting auditor maintained its independence and whether it was appropriately conducting the audit, received a report from the accounting auditor on the status of execution of the business, and requested explanations as necessary. The statutory auditors received a notice from the accounting auditor that it was organizing a "system to assure appropriate execution of the business" (the matters listed in each of the items in Article 159 of the Corporate Accounting Regulations) in accordance with the "Quality Control Standards Concerning Accounting" (October 28, 2005 Corporate Accounting Council) and requested explanations as necessary. In accordance with the above method, we, the Board of Statutory Auditors, reviewed the financial statements (balance sheet, profit and loss statement, change in net assets, and notes to the accounts) and notes to the financial statements for the current business term.

2. Results of the Audit

(1) Results of audit on the business report

1. The business report and notes accurately present the conditions of the Company in accordance with applicable laws and articles.

2. With respect to the execution of the business bydirectors, there were no illegal activities or material breach of any law or articles.

3. The contents of the resolution of the Board of Directors concerning the internal control system is appropriate. Furthermore, there were no matters that needed to be indicated concerning the execution of the business by directors concerning this internal control system.

(2) Results of Audit of the financial statements and notes to the accounts

We confirm that the method of the audit conducted by the audit corporation, KPMG AZSA & Co., and the results thereof are appropriate.

May 16, 2007

The Board of Statutory Auditors of Monex Beans Holdings, Inc.

Hisashi Tanaami, Standing Statutory Auditor
(External Statutory Auditor)
Takehiko Moriyama, Statutory Auditor
Masakazu Sasaki, Statutory Auditor
Tetsuo Ozawa, External Statutory Auditor

-END-

1st resolution proposed: Appropriation of Surplus

The company proposes that considering its dividend policy to keep high payout ratio the dividend for FYE March 2007 be paid as follows:

1) Dividend property: Cash
2) Allocation of dividend property:
   JY2,900 per ordinary share (Total cash dividend: JY6,799,589,690)
3) Effective date of the dividend: June 25, 2007

2nd resolution proposed: Appointment of 6 (six) Board Directors

Terms of office of 5 Board Directors, Oki MATSUMOTO, Kyoko KUDO, Tomoshige NAKAMURA , Tadasu KAWAI and Yoshinori HASHITANI, expire as of the end of the 3rd Annual General Meeting of Shareholders (held on Saturday the 23rd of June, 2007). To fill these 5 directorships and considering another vacancy occurred interim of the fiscal year due to resignation, the company proposes the appointments of following 6 people as Board Directors:

Candidates (number)

1. Oki MATSUMOTO (re-appointment)
2. Kyoko KUDO (re-appointment)
3. Tomoshige NAKAMURA (re-appointment)
4. Hisashi TANAAMI (new appointment)
5. Masakazu SASAKI (new appointment)
6. Mamoru TANIYA (new appointment)

Profiles:

Oki MATSUMOTO (Born: December 19, 1963 | Shareholding: 260,480 shares)

March 1987: BA in Law from the University of Tokyo

April 1987: Joined Salomon Brothers Asia

April 1990: Joined Goldman Sachs Japan

Nov. 1994: Appointed as Managing Director of Tokyo Branch of Goldman Sachs Japan and also L.P. General Partner of Goldman Sachs Group.

Nov. 1998: Appointed as Limited Partner of Goldman Sachs Group

April 1999: Founded (former) Monex, Inc. and appointed as Representative Director

August 2004: Appointed as Representative Director, President & CEO of Monex Beans Holdings, Inc. (present) and Director of Nikko Beans Securities (before merger with Monex, Inc.)

May 2005: Appointed as Representative Director of Monex Beans Securities (now Monex, Inc.) (present)

Nov. 2005: Appointed as Representative Director of Monex Business Incubation, Inc. (present as Director since Dec. 2006)

Dec. 2006: Appointed as Representative Director of WR Hambrecht & Co Japan (present)

Kyoko KUDO (Born: June 22, 1964 | Shareholding: 34,558 shares)

March 1987: BA in Law from the University of Tokyo
April 1987: Joined Citibank, N.A.
Oct. 1993: Joined Coopers & Lybrand International
June 1997: Joined Goldman Sachs Japan
April 1999: Appointed as Director of (former) Monex, Inc.
August 2004: Appointed as Representative and Deputy Director of Monex Beans Holdings, Inc. (present) and Director of Nikko Beans Securities (now Monex, Inc.) (present)

Tomoshige NAKAMURA (Born: March 3, 1961 | Shareholding: 50 shares)
March 1984: BA in Law from Hokkaido University
April 1984: Joined Nikko Securities
March 2004: Appointed as Kashiwa Branch Manager of Nikko Cordial Securities
Feb. 2005: Appointed as Director and President of Nikko Beans Securities (now Monex, Inc.)
May 2005: Appointed as Director of Monex Beans Securities (now Monex, Inc.) (present)
June 2005: Appointed as Managing Director of Monex Beans Holdings, Inc.(present)
April 2006: Appointed as Director of Trade Science Corporation (present)

Hisashi TANAAMI (Born: September 11, 1954 | Shareholding: 8 shares)
March 1978: BA in Law from Keio Univerisity
April 1978: Joined Chiyoda Life Insurance (now AIG Star Life Insurance)
Feb. 2001: Joined Matsui Securities Co., Ltd.
June 2002: Appointed as Director
Feb. 2004: Appointed as Managing Director
June 2005: Joined Monex Beans Securities (now Monex, Inc.) as Statutory Auditor (present) and Monex Beans Holdings Inc. as Statutory Auditor (present)
Nov. 2005: Appointed as Statutory Auditor of Monex University. (present)

Masakazu SASAKI (Born: September 26, 1963 | Shareholding: 640 shares)
March 1988: MA in Business Administration from Yokohama National University.
Oct. 1989: Joined Asahi Shinwa & Co. (now KPMG Azsa & Co.)
August 1997: Started up Sasaki Accounting Office
April 1999: Appointed as Statutory Auditor of (former) Monex, Inc.
June 2003: Appointed as Director of Monex, Inc.
August 2004: Appointed as Director of Monex Beans Holdings, Inc.
June 2005: Appointed as Statutory Auditor of Monex Beans Holdings, Inc. (present)

Mamoru TANIYA (Born: December 30, 1962 | Shreholding: none)
March 1987: BA in Law from the University of Tokyo
April 1987: Joined Salomon Brothers Asia
May 1999: Joined Tudor Investment Corporation
Oct. 1999: Appointed as Senior Investment Manager of Tudor Capital Japan Limited
July 2002: Appointed as CEO of Asuka Asset Management Limited (present)
Oct. 2003: Appointed as Director of Foodx Globe Co., Ltd. (present)

Feb. 2004: Appointed as Representative Director of AC Partners (present)
Oct. 2004: Appointed as Director of Monex Alternative Investments, Inc.
Nov. 2004: Appointed as Director of LOHAS International, Inc. (present)
Oct. 2005: Appointed as Director of Mitsui Asuka Investments (present)

Note:

1) Mr. Taniya, a candidate for Director, is CEO of Asuka Asset Management Limited and Asuka and the company co-founded Monex Alternative Investments, Inc.
2) Other candidates for Director and the company do not have any conflicts of interest.
3) Mr. Taniya, a candidate as an External Director, has experiences and achievements in asset management, investment banking and corporate managing and is expected to utilize his expertise for the company.

3rd resolution proposed: Appointment of 2 (two) Statutory Auditors

Terms of office of 2 Statutory Auditors, Hisashi TANAAMI and Masakazu SASAKI, expire as of the end of the 3rd Annual General Meeting of Shareholders (held on Saturday the 23rd of June, 2007). To fill these 2 positions, the company proposes the appointments of following 2 people as Statutory Auditors (this proposal has been agreed by Auditing Committee):

Candidate (number)

1. Tadasu KAWAI (new appointment)
2. Takeshi TAMAKI (new appointment)

Profiles

Tadasu KAWAI (Born: May 7, 1931 | Shareholding: 32 shares)
March 1964: BA in Economics from Keio University
April 1964: Joined Sony Corporation
March 1995: Appointed as President of Sony of Canada Limited
March 1996: Appointed as EVP of Sony Corporation of Amerika
June 1997: Appointed as Executive Operating Officer of Sony Corporation
June 2002: Appointed as Statutory Auditor of Sony Corporation
June 2003: Appointed as Senior Executive Operating Officer of Sony Corporation
August 2004: Appointed as Statutory Auditor of Monex Beans Holdings, Inc.
June 2005: Appointed as Director of Monex Beans Holdings, Inc. (present) and Director of Monex Beans Securities (now Monex, Inc.) (present)
Nov. 2005: Appointed as Director of Monex Business Incubation, Inc. (present)
Jan. 2006: Appointed as Statutory Auditor of IMGC.

Takeshi TAMAKI (Born: May 29, 1931 | Shareholding: none)
March 1964: BA in Economics from the University of Tokyo
April 1964: Joined Bank of Tokyo (now Bank of Tokyo—Mitsubishi UFJ)
June 1993: Appointed as Director of Bank of Tokyo—Mitsubishi UFJ

Jan. 1996: Appointed as Managing Director of Bank of Tokyo－Mitsubishi UFJ
June 1997: Appointed as Executive Director of BOT Lease, Co. Ltd.
June 2001: Appointed as Director and EVP of BOT Lease, Co. Ltd.
June 2003: Appointed as Statutory Auditor of BOT Lease, Co. Ltd.
June 2003: Appointed as Statutory Auditor of Sotsu Corporation (present)
June 2006: Advisor to BOT Lease, Co. Ltd. (present)

Note:

1) Either of the candidates and the company does not have any conflicts of interest.
2) Mr. Tamaki, the candidate for Statutory Auditor, has been in charge of corporate management in financial firms over the years and is expected to utilize his expertise and knowledge for auditing the company.

4th resolution proposed: Appointment of 1 (one) Alternate Auditor

The company proposes the appointment of one Alternate Auditor for any case that the company has to fill in vacancy in the number of Statutory Auditors designated by law. This proposal has been agreed by Auditing Committee.

Candidate:

Kenji ITO (Born: October 16, 1931 | Shareholding: none)
March 1964: BA in Law from the University of Tokyo
April 1964: Joined Showa Denko K.K.
Jan. 1974: Joined Arthur Young Accounting Firm (Tokyo)
Oct. 1982: Appointed as Partner of Arthur Young
August 1985: Joined Asahi Shinwa & Co. (now KPMG Azsa & Co.)
July 1989: Appointed as Managing Partner of above
March 2006: Left KPMG Azsa & Co.
June 2006: Appointed as Statutory Auditor of JSR Co., Ltd. (present)

Note:

1) Mr. Ito and the company does not have any conflicts of interest.
2) Mr. Ito fills in the condition to be the company's external auditor. He is certified as CPA and the company expects he could utilize his financial and accounting expertise and knowledge for auditing the company. He has not yet been managing any corporation, however, he has been experienced with corporate accounting and governance enough to be regarded to fulfill requirements as external auditor.

Monex Beans Holdings, Inc.

Consolidated Financial Summary under Japanese GAAP for the first quarter of the fiscal year ending March 31, 2008 (April 1, 2007-June 30, 2007)

This is an English translation of Japanese report of the consolidated financial summary under Japanese GAAP for the first quarter of the fiscal year ending March 31, 2008. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement shall always control.

Forward Looking Statement

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our industry and us. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of terms such as "may", "will", "expect", "anticipate", "estimate", "plan" or other similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition or state other "forward-looking" information. Our operations are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in any forward-looking statement.

Accounting Principles

The financial information included in this report is based on our un-audited consolidated financial statements for the first quarter of the fiscal year ending March 31, 2008. All of those financial statements have been prepared based on accounting principles generally accepted in Japan. Please note there are significant differences between Japanese GAAP and U.S. GAAP and we have not prepared a reconciliation to show what our results or financial position would be under U.S. GAAP.

Monex Beans Holdings, Inc. / July 2007

Consolidated Financial Summary
For the first quarter of the fiscal year ending March 31, 2008

	Million Yen
Operating results (from Apr. 1, 2007 to Jun. 30, 2007):	
Operating revenues	¥ 8,030
Net operating revenues	6,872
Selling, general and administrative expenses	3,554
Operating income	3,318
Other expenses, net	61
Income before income taxes and minority interests	3,257
Income taxes	1,355
Minority interests	(-)
Net income	¥ 1,902

	Million Yen
Financial Position (as of Jun. 30, 2007):	
Total assets	¥ 358,577
Net assets	42,726

	Yen
Per share amounts (from Apr. 1, 2007 to Jun. 30, 2007):	
Net income	¥ 811.30
Net assets	18,191.07

Notes

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the term and net assets per share is calculated by dividing net assets by the number of common shares outstanding at the end of the term.

Consolidated Balance Sheet
As of June 30, 2007

Assets	Million Yen	%
Current assets:		
Cash and deposits	¥ 52,317	
Cash segregated for customers and others	91,561	
Trading assets	6,899	
Margin transaction assets	162,912	
Payments on securities subscribed	2,159	
Short-term guarantee money deposited	6,378	
Short-term loans receivables	15,035	
Accrued revenues	2,626	
Deferred tax assets	465	
Other	5,842	
Allowance for doubtful receivables	(93)	
	346,101	96.5
Property and equipment, at cost:		
Buildings	170	
Furniture and fixtures	50	
Accumulated depreciation	(64)	
	156	0.1
Intangible assets, net of amortization:		
Goodwill	36	
Software	793	
Other	10	
	839	0.2
Investment and others:		
Investment securities	10,987	
Long-term guarantee deposits	436	
Deferred tax assets	14	
Other	132	
Allowance for doubtful receivables	(88)	
	11,481	3.2
Total assets	¥ 358,577	100.0

Consolidated Balance Sheet (Continued)
As of June 30, 2007

Liabilities and Net Assets	Million Yen	%
Current liabilities:		
Trading liabilities	¥ 6,972	
Margin transaction liabilities	26,252	
Loans payable secured by securities	65,262	
Deposits received	59,302	
Guarantee money received	81,212	
Short-term borrowings	26,380	
Income taxes payable	1,238	
Accrued employees' bonuses	39	
Accrued directors' bonuses	41	
Allowance for point services	747	
Other	3,471	
	270,916	75.6
Non-current liabilities:		
Long-term debt	42,500	
Deferred tax liabilities	137	
	42,637	11.9
Statutory reserve:		
Reserve for securities transactions	2,268	
Reserve for commodities transactions	30	
	2,298	0.6
Net assets:		
Owners' equity		
Common stock	8,800	2.5
Authorized - 8,800,000 shares		
Issued - 2,344,687 shares		
Capital surplus	15,155	4.2
Retained earnings	18,413	5.1
	42,368	11.8
Valuation and translation adjustments		
Net unrealized holding gains on securities, net of taxes	284	0.1
Minority interests	74	0.0
	42,726	11.9
Total assets and liabilities	¥ 358,577	100.0

Consolidated Statements of Income
For the first quarter of the fiscal year ending March 31, 2008

	Million Yen	%
Operating revenues:		
Commission revenues	¥ 5,457	
Net gain on trading account	32	
Financial income	2,480	
Other operating revenues	61	
	8,030	100.0
Financial expenses	1,158	14.4
Net operating revenues	6,872	85.6
Selling, general and administrative expenses	3,554	44.3
Operating income	3,318	41.3
Other income (expenses):		
Other financial income	48	
Provision for securities transactions	(87)	
Provision for commodities transactions	(2)	
Loss on sale of investment securities	(2)	
Write-off of investment securities	(7)	
Other, net	(11)	
	(61)	(0.7)
Income before income taxes and minority interests	3,257	40.6
Income taxes:		
Current	1,232	15.4
Deferred	123	1.5
Minority interests	(-)	(0.0)
Net Income	¥ 1,902	23.7

Per share amounts	Yen
Net Income	¥ 811.30

Consolidated Statements of Changes in Net Assets
For the first quarter of the fiscal year ending March 31, 2008

	Millions of Yen			
		Owner's equity		
	Common stock	Capital surplus	Retained earnings	Total owners' equity
Balance at March 31, 2007	¥ 8,800	¥ 15,155	¥ 23,310	¥ 47,265
Net income	-	-	1,902	1,902
Cash dividends paid	-	-	(6,799)	(6,799)
Increase in net unrealized holding gains on securities.............................	-	-	-	-
Increase in minority interests..........	-	-	-	-
Balance at June 30, 2007..................	¥ 8,800	¥ 15,155	¥ 18,413	¥ 42,368

	Millions of Yen			
	Valuation and translation adjustments			
	Net unrealized holding gains on securities, net of taxes	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2007	¥ 223	¥ 223	¥ 74	¥ 47,562
Net income	-	-	-	1,902
Cash dividends paid	-	-	-	(6,799)
Increase in net unrealized holding gains on securities.............................	61	61	-	61
Increase in minority interests..........	-	-	(-)	(-)
Balance at June 30, 2007..................	¥ 284	¥ 284	¥ 74	¥ 42,726

Consolidated Statements of Cash Flows
For the first quarter of the fiscal year ending March 31, 2008

	Million Yen
Cash flows from operating activities:	
Income before income taxes and minority interests	¥ 3,257
Depreciation	56
Provision for allowance for doubtful receivables	(3)
Decrease in accrued employees' bonuses	(65)
Decrease in accrued directors' bonuses	(148)
Provision for allowance for point services	40
Interest income and dividend income	(2,527)
Interest expense	1,158
Loss on sale of investment securities	2
Write-off of investment securities	7
Decrease in cash segregated for customers and others	2,500
Increase in segregated cash included in cash and deposits	(496)
Decrease in trading assets	1,966
Decrease in margin liabilities, net of increase in margin transaction assets	(36,337)
Increase in loans payable secured by securities and in loans receivable secured by securities	12,327
Decrease in short-term loans	14,995
Increase in short-term guarantee money deposits	(210)
Increase in deposits received	10,562
Increase in guarantee money received	5,024
Other, net	(2,247)
Sub total	9,861
Interest and dividend received	2,209
Interest paid	(589)
Income taxes paid	(4,670)
Net cash provided by operating activities	6,811
Cash flows from investing activities:	
Purchases of property and equipment	(7)
Purchases of intangible assets	(47)
Purchases of investment securities	(6,030)
Proceeds from sales and redemption of investment securities	97
Payment for purchase of related company	(450)
Payment for long-term guarantee deposits	(54)
Other, net	9
Net cash used in investing activities	(6,482)
Cash flows from financing activities:	
Decrease in short-term borrowings	(3,370)
Dividends paid	(6,801)
Net cash used in financing activities	(10,171)
Net decrease in cash and cash equivalents	(9,842)
Cash and cash equivalents at beginning of term	37,132
Cash and cash equivalents at end of term	¥27,290

Monex Beans Holdings, Inc.

Consolidated Financial Summary under Japanese GAAP for the first half of the fiscal year ending March 31, 2008 (April 1, 2007-September 30, 2007)

This is an English translation of Japanese report of the consolidated financial summary under Japanese GAAP for the first half of the fiscal year ending March 31, 2008. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement shall always control.

Forward Looking Statement

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our industry and us. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of terms such as "may", "will", "expect", "anticipate", "estimate", "plan" or other similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition or state other "forward-looking" information. Our operations are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in any forward-looking statement.

Accounting Principles

The financial information included in this report is based on our un-audited consolidated financial statements for the first half of the fiscal year ending March 31, 2008. All of those financial statements have been prepared based on accounting principles generally accepted in Japan. Please note there are significant differences between Japanese GAAP and U.S. GAAP and we have not prepared a reconciliation to show what our results or financial position would be under U.S. GAAP.

Monex Beans Holdings, Inc. / October 2007

Consolidated Financial Summary
For the first half of the fiscal year ending March 31, 2008

	Million Yen
Operating results (from Apr. 1, 2007 to Sep. 30, 2007):	
Operating revenues	¥ 15,746
Net operating revenues	13,931
Selling, general and administrative expenses	7,112
Operating income	6,819
Other expenses, net	184
Income before income taxes and minority interests prior to distribution of gain in silent partnership	6,635
Distribution of gain in silent partnership	33
Income before income taxes and minority interests	6,668
Income taxes	2,813
Minority interests	(-)
Net income	¥ 3,855

	Million Yen
Financial Position (as of Sep. 30, 2007):	
Total assets	¥ 336,840
Net assets	44,638

	Yen
Per share amounts (from Apr. 1, 2007 to Sep. 30, 2007):	
Net income	¥ 1,644.34
Net assets	19,004.77

Notes

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the term and net assets per share is computed by dividing net assets by the number of common shares outstanding at the end of the term.

Consolidated Balance Sheet
As of September 30, 2007

Assets	Million Yen	%
Current assets:		
Cash and deposits	¥ 22,212	
Cash segregated for customers and others	77,068	
Money held in trust	27,000	
Trading assets	4,912	
Operating investment securities	1,206	
Margin transaction assets	139,349	
Payments on securities subscribed	3,961	
Short-term guarantee money deposited	5,750	
Short-term loans receivables	35,025	
Accrued revenues	2,583	
Deferred tax assets	546	
Other	4,820	
Allowance for doubtful receivables	(90)	
	324,342	96.3
Property and equipment, at cost:		
Buildings	170	
Furniture and fixtures	77	
Accumulated depreciation	(74)	
	173	0.0
Intangible assets, net of amortization:		
Software	810	
Other	63	
	873	0.3
Investment and others:		
Investment securities	10,733	
Long-term guarantee deposits	688	
Other	93	
Allowance for doubtful receivables	(62)	
	11,452	3.4
Total assets	¥ 336,840	100.0

Consolidated Balance Sheet (Continued)
As of September 30, 2007

Liabilities and Net Assets	Million Yen	%
Current liabilities:		
Trading liabilities	¥ 4,474	
Margin transaction liabilities	19,014	
Loans payable secured by securities	59,739	
Deposits received	46,745	
Guarantee money received	71,704	
Short-term borrowings	24,100	
Bonds	15,500	
Income taxes payables	2,791	
Accrued employees' bonuses	80	
Accrued directors' bonuses	85	
Allowance for point services	673	
Other	1,012	
	245,917	73.0
Non-current liabilities:		
Long-term debt	42,500	
Long-term deposits received	1,341	
Deferred tax liabilities	91	
	43,932	13.0
Statutory reserve:		
Reserve for securities transactions	2,343	
Reserve for commodities transactions	10	
	2,353	0.7
Net assets:		
Owners' equity		
Common stock	8,800	2.6
Authorized - 8,800,000 shares		
Issued - 2,344,687 shares		
Capital surplus	15,155	4.5
Retained earnings	20,371	6.1
	44,326	13.2
Valuation and translation adjustments	234	0.1
Minority interests	78	0.0
	44,638	13.3
Total assets and liabilities	¥ 336,840	100.0

Consolidated Statements of Income
For the first half of the fiscal year ending March 31, 2008

	Million Yen	%
Operating revenues:		
Commission revenues	¥ 11,177	
Net gain on trading account	42	
Net gain on operating investments	(14)	
Financial income	4,427	
Other operating revenues	114	
	15,746	100.0
Financial expenses	1,815	11.5
Net operating revenues	13,931	88.5
Selling, general and administrative expenses	7,112	45.2
Operating income	6,819	43.3
Other income (expenses):		
Other financial income	50	
Provision for securities transactions	(160)	
Loss on sale of investment securities	(2)	
Write-off of investment securities	(7)	
Other, net	(65)	
	(184)	(1.2)
Income before income taxes and minority interests prior to distribution of gain in silent partnership	6,635	42.1
Distribution of gain in silent partnership	33	0.2
Income before income taxes and minority interests	6,668	42.3
Income taxes:		
Current	2,768	17.5
Deferred	45	0.3
Minority interests	(-)	(0.0)
Net Income	¥ 3,855	24.5

Per share amounts	Yen
Net Income	¥ 1,644.34

Consolidated Statements of Changes in Net Assets
For the first half of the fiscal year ending March 31, 2008

	Millions of Yen				
	Owner's equity				
	Common stock	Capital surplus	Retained earnings	Treasury stocks	Total owners' equity
Balance at March 31, 2007................	¥ 8,800	¥ 15,155	¥ 23,310	¥(0)	¥ 47,265
Net income..	-	-	3,855	-	3,855
Cash dividends paid	-	-	(6,800)	-	(6,800)
Acquisition of treasury stocks...........	-	-	-	(0)	(0)
Increase in net unrealized holding gains on securities.............................	-	-	-	-	-
Change in scope of consolidation	-	-	6	-	6
Increase in minority interests............	-	-	-	-	-
Balance at September 30, 2007..........	¥ 8,800	¥ 15,155	¥ 20,371	¥ (0)	¥ 44,326

	Millions of Yen		
	Valuation and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2007................	¥ 223	¥ 74	¥ 47,562
Net income..	-	-	3,855
Cash dividends paid	-	-	(6,800)
Acquisition of treasury stocks...........	-	-	(0)
Increase in net unrealized holding gains on securities.............................	11	-	11
Change in scope of consolidation		4	10
Increase in minority interests............	-	(-)	(-)
Balance at September 30, 2007..........	¥ 234	¥ 78	¥ 44,638

Consolidated Statements of Cash Flows
For the first half of the fiscal year ending March 31, 2008

	Million Yen
Cash flows from operating activities:	
Income before income taxes and minority interests	¥ 6,669
Depreciation	118
Allowance for doubtful receivables	(32)
Allowance for point services	(34)
Loss on sale of investment securities	2
Decrease in accrued employees' bonuses	(23)
Decrease in accrued directors' bonuses	(104)
Interest income and dividend income	(4,477)
Interest expense	1,815
Decrease in cash segregated for customers and others	17,031
Increase in money held in trust	(27,000)
Decrease in segregated cash included in cash and deposits	24,531
Decrease in time deposit as a collateral	20
Increase in trading assets	(330)
Decrease in margin liabilities, net of increase in margin transaction assets	(20,011)
Increase in operating investment securities	(24)
Increase in loans payable secured by securities and in loans receivable secured by securities	6,584
Increase in payments on securities subscribed	(2,939)
Increase in short-term loans	(4,995)
Decrease in short-term guarantee money deposits	419
Decrease in deposits received	(1,995)
Decrease in guarantee money received	(4,484)
Other, net	(1,810)
Sub total	(11,069)
Interest and dividend received	4,286
Interest paid	(1,808)
Income taxes paid	(2,415)
Net cash provided by operating activities	(11,006)
Cash flows from investing activities:	
Purchases of property and equipment	(38)
Purchases of intangible assets	(744)
Purchases of investment securities	(6,044)
Proceeds from sales and redemption of investment securities	97
Payment for purchase of investments in affiliates	(450)
Payment for long-term guarantee deposits	(305)
Other, net	39
Net cash used in investing activities	(7,445)
Cash flows from financing activities:	
Decrease in short-term borrowings	(5,650)
Increase in bonds	15,459
Dividends paid	(6,776)
Net cash used in financing activities	3,033
Foreign currency translation adjustments on cash and cash equivalents	0
Net decrease in cash and cash equivalents	(15,418)
Cash and cash equivalents of newly consolidated subsidiaries	448
Cash and cash equivalents at beginning of term	37,132
Cash and cash equivalents at end of term	¥22,162

Monex Beans Holdings, Inc.

Consolidated Financial Summary under Japanese GAAP for the third quarter of the fiscal year ending March 31, 2008 (April 1, 2007-December 31, 2007)

This is an English translation of Japanese report of the consolidated financial summary under Japanese GAAP for the third quarter of the fiscal year ending March 31, 2008. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement shall always control.

Forward Looking Statement

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our industry and us. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of terms such as "may", "will", "expect", "anticipate", "estimate", "plan" or other similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition or state other "forward-looking" information. Our operations are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in any forward-looking statement.

Accounting Principles

The financial information included in this report is based on our un-audited consolidated financial statements for the third quarter of the fiscal year ending March 31, 2008. All of those financial statements have been prepared based on accounting principles generally accepted in Japan. Please note there are significant differences between Japanese GAAP and U.S. GAAP and we have not prepared a reconciliation to show what our results or financial position would be under U.S. GAAP.

Monex Beans Holdings, Inc. / January 2008

Consolidated Financial Summary
For the third quarter of the fiscal year ending March 31, 2008

	Million Yen
Operating results (from Apr. 1, 2007 to Dec. 31, 2007):	
Operating revenues	¥ 23,725
Net operating revenues	20,869
Selling, general and administrative expenses	10,584
Operating income	10,285
Other expenses, net	305
Income before income taxes and minority interests prior to distribution of gain in silent partnership	9,980
Distribution of gain in silent partnership	60
Income before income taxes and minority interests	10,040
Income taxes	4,267
Minority interests	15
Net income	¥ 5,758

	Million Yen
Financial Position (as of Dec. 31, 2007):	
Total assets	¥ 365,962
Net assets	44,932

	Yen
Per share amounts (from Apr. 1, 2007 to Dec. 31, 2007):	
Net income	¥ 2,455.79
Net assets	19,104.06

Notes

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the term and net assets per share is computed by dividing net assets by the number of common shares outstanding at the end of the term.

Consolidated Balance Sheet
As of December 31, 2007

Assets	Million Yen	%
Current assets:		
Cash and deposits	¥ 31,521	
Cash segregated for customers and others	92,656	
Money held in trust	35,172	
Trading assets	6,266	
Operating investment securities	1,234	
Margin transaction assets	125,514	
Payments on securities subscribed	482	
Short-term guarantee money deposited	5,616	
Short-term loans receivables	35,057	
Accrued revenues	2,798	
Deferred tax assets	95	
Other	15,846	
Allowance for doubtful receivables	(79)	
	352,178	96.2
Property and equipment, at cost:		
Buildings	290	
Furniture and fixtures	101	
Accumulated depreciation	(82)	
	309	0.1
Intangible assets, net of amortization:		
Software	829	
Other	77	
	906	0.2
Investment and others:		
Investment securities	11,854	
Long-term guarantee deposits	697	
Other	85	
Allowance for doubtful receivables	(67)	
	12,569	3.5
Total assets	¥ 365,962	100.0

Consolidated Balance Sheet (Continued)
As of December 31, 2007

Liabilities and Net Assets	Million Yen	%
Current liabilities:		
Trading liabilities	¥ 6,291	
Margin transaction liabilities	11,297	
Loans payable secured by securities	75,108	
Deposits received	53,096	
Guarantee money received	89,671	
Short-term borrowings	24,100	
Bonds	11,400	
Income taxes payables	1,421	
Accrued employees' bonuses	39	
Accrued directors' bonuses	116	
Allowance for point services	629	
Other	1,542	
	274,710	75.1
Non-current liabilities:		
Long-term debt	42,500	
Long-term deposits received	1,313	
Deferred tax liabilities	80	
	43,893	12.0
Statutory reserve:		
Reserve for securities transactions	2,417	
Reserve for commodities transactions	10	
	2,427	0.7
Net assets:		
Owners' equity		
Common stock	8,800	2.4
Authorized - 8,800,000 shares		
Issued - 2,344,687 shares		
Capital surplus	15,155	4.1
Retained earnings	20,164	5.5
	44,119	12.0
Valuation and translation adjustments	674	0.2
Minority interests	139	0.0
	44,932	12.2
Total assets and liabilities	¥ 365,962	100.0

Consolidated Statements of Income
For the third quarter of the fiscal year ending March 31, 2008

	Million Yen	%
Operating revenues:		
Commission revenues	¥ 16,532	
Net gain on trading account	150	
Net gain on operating investments	(34)	
Financial income	6,874	
Other operating revenues	203	
	23,725	100.0
Financial expenses	2,856	12.0
Net operating revenues	20,869	88.0
Selling, general and administrative expenses	10,584	44.6
Operating income	10,285	43.4
Other income (expenses):		
Other financial income	54	
Provision for securities transactions	(235)	
Loss on sale of investment securities	(24)	
Write-off of investment securities	(7)	
Equity in earnings	(86)	
Other, net	(7)	
	(305)	(1.3)
Income before income taxes and minority interests prior to distribution of gain in silent partnership	9,980	42.1
Distribution of gain in silent partnership	60	0.2
Income before income taxes and minority interests	10,040	42.3
Income taxes:		
Current	4,084	17.2
Deferred	183	0.8
Minority interests	15	0.0
Net Income	¥ 5,758	24.3

Per share amounts	Yen
Net Income	¥ 2,455.79

Consolidated Statements of Changes in Net Assets
For the third quarter of the fiscal year ending March 31, 2008

	Millions of Yen				
	Owner's equity				
	Common stock	Capital surplus	Retained earnings	Treasury stocks	Total owners' equity
Balance at March 31, 2007	¥ 8,800	¥ 15,155	¥ 23,310	¥(0)	¥ 47,265
Net income	-	-	5,758	-	5,758
Cash dividends paid	-	-	(8,910)	-	(8,910)
Acquisition of treasury stocks	-	-	-	(0)	(0)
Change in scope of consolidation	-	-	6	-	6
Net changes in items other than Shareholders' Equity	-	-	-	-	-
Balance at December 31, 2007	¥ 8,800	¥ 15,155	¥ 20,164	¥ (0)	¥ 44,119

	Millions of Yen		
	Valuation and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2007	¥ 223	¥ 74	¥ 47,562
Net income	-	-	5,758
Cash dividends paid	-	-	(8,910)
Acquisition of treasury stocks	-	-	(0)
Change in scope of consolidation		5	11
Net changes in items other than Shareholders' Equity	451	60	511
Balance at December 31, 2007	¥ 674	¥ 139	¥ 44,932

Consolidated Statements of Cash Flows
For the third quarter of the fiscal year ending March 31, 2008

	Million Yen
Cash flows from operating activities:	
Income before income taxes and minority interests	¥ 10,040
Depreciation	191
Allowance for doubtful receivables	(39)
Allowance for point services	(77)
Loss on sale of investment securities	24
Decrease in accrued employees' bonuses	(65)
Decrease in accrued directors' bonuses	(73)
Interest income and dividend income	(6,928)
Interest expense	2,856
Decrease in cash segregated for customers and others	2,046
Increase in money held in trust	(35,000)
Decrease in segregated cash included in cash and deposits	24,531
Decrease in time deposit as a collateral	20
Decrease in trading assets	168
Decrease in margin transaction liabilities, net of increase in margin transaction assets	(13,894)
Increase in operating investment securities	(52)
Increase in loans payable secured by securities and in loans receivable secured by securities	22,172
Decrease in payments on securities subscribed	541
Increase in short-term loans	(5,027)
Decrease in short-term guarantee money deposits	553
Increase in deposits received	4,357
Increase in guarantee money received	13,483
Other, net	(2,215)
Sub total	17,612
Interest and dividend received	6,438
Interest paid	(2,508)
Income taxes paid	(5,471)
Net cash provided by operating activities	16,071
Cash flows from investing activities:	
Purchases of securities	(10,450)
Redemption of securities	200
Purchases of property and equipment	(77)
Purchases of intangible assets	(883)
Purchases of investment securities	(6,080)
Proceeds from sales and redemption of investment Securities	420
Payment for purchase of investments in affiliates	(1,950)
Payment for long-term guarantee deposits	(314)
Acquisition of controlling interests in subsidiary	34
Other, net	42
Net cash used in investing activities	(19,058)
Cash flows from financing activities:	
Decrease in short-term borrowings	(5,650)
Increase in bonds	27,548
Decrease in bonds	(16,200)
Dividends paid	(8,819)
Net cash used in financing activities	(3,121)
Foreign currency translation adjustments on cash and cash equivalents	0
Net decrease in cash and cash equivalents	(6,108)
Cash and cash equivalents of newly consolidated subsidiaries	447
Cash and cash equivalents at beginning of term	37,132
Cash and cash equivalents at end of term	¥31,471

Monex Beans Holdings, Inc.

Consolidated Financial Summary under Japanese GAAP for the fiscal year ended March 31, 2008 (April 1, 2007-March 31, 2008)

This is an English translation of Japanese report of the consolidated financial summary under Japanese GAAP for the fiscal year ended March 31, 2008. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement shall always control.

Forward Looking Statement

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our industry and us. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of terms such as "may", "will", "expect", "anticipate", "estimate", "plan" or other similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition or state other "forward-looking" information. Our operations are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in any forward-looking statement.

Accounting Principles

The financial information included in this report is based on our un-audited consolidated financial statements for the fiscal year ended March 31, 2008. All of those financial statements have been prepared based on accounting principles generally accepted in Japan. Please note there are significant differences between Japanese GAAP and U.S. GAAP and we have not prepared a reconciliation to show what our results or financial position would be under U.S. GAAP.

Monex Beans Holdings, Inc. / April 2008

Consolidated Financial Summary
For the fiscal year ended March 31, 2008

	Million Yen
Operating results (from Apr. 1, 2007 to Mar. 31, 2008):	
Operating revenues	¥ 30,497
Net operating revenues	26,988
Selling, general and administrative expenses	13,972
Operating income	13,016
Other expenses, net	483
Income before income taxes and minority interests prior to distribution of gain in silent partnership	12,533
Distribution of gain in silent partnership	87
Income before income taxes and minority interests	12,620
Income taxes	5,402
Minority interests	12
Net income	¥ 7,206

	Million Yen
Financial Position (as of Mar. 31, 2008):	
Total assets	¥ 335,017
Net assets	45,554

	Yen
Per share amounts (from Apr. 1, 2007 to Mar. 31, 2008)	
Net income	¥3,080.54
Net assets	19,664.53

Notes

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the term and net assets per share is computed by dividing net assets by the number of common shares outstanding at the end of the term.

Consolidated Balance Sheet
As of March 31, 2008

Assets	Million Yen	%
Current assets:		
Cash and deposits	¥ 47,156	
Cash segregated for customers and others	74,354	
Money held in trust	35,403	
Trading assets	10,341	
Operating investment securities	1,162	
Margin transaction assets	100,167	
Loans receivable secured by securities	6,111	
Payments on securities subscribed	491	
Short-term guarantee money deposited	3,270	
Short-term loans receivables	35,026	
Accrued revenues	2,422	
Deferred tax assets	28	
Other	4,621	
Allowance for doubtful receivables	(58)	
	320,494	95.6
Property and equipment, at cost:		
Buildings	290	
Furniture and fixtures	130	
Accumulated depreciation	(104)	
	316	0.1
Intangible assets, net of amortization:		
Software	799	
Other	74	
	873	0.3
Investment and others:		
Investment securities	12,622	
Long-term guarantee deposits	697	
Deferred tax assets	6	
Other	65	
Allowance for doubtful receivables	(56)	
	13,334	4.0
Total assets	¥ 335,017	100.0

Consolidated Balance Sheet (Continued)
As of March 31, 2008

Liabilities and Net Assets	Million Yen	%
Current liabilities:		
Trading liabilities	¥3,194	
Margin transaction liabilities	28,931	
Loans payable secured by securities	54,888	
Deposits received	42,080	
Guarantee money received	75,152	
Short-term borrowings	21,100	
Current portion of long-term debt	42,000	
Bonds	13,000	
Income taxes payables	2,426	
Deferred tax liabilities	402	
Accrued employees' bonuses	70	
Accrued directors' bonuses	152	
Allowance for point services	221	
Other	1,145	
	284,761	85.0
Non-current liabilities:		
Long-term debt	500	
Long-term deposits received	1,284	
Deferred tax liabilities	420	
	2,204	0.7
Statutory reserve:		
Reserve for securities transactions	2,488	
Reserve for commodities transactions	10	
	2,498	0.7
Net assets:		
Owners' equity		
Common stock	8,800	2.6
Authorized - 8,800,000 shares		
Issued - 2,344,687 shares		
Capital surplus	15,155	4.5
Retained earnings	21,767	6.5
Treasury stock	(2,010)	(0.6)
	43,712	13.0
Valuation and translation adjustments	1,707	0.5
Minority interests	135	0.1
	45,554	13.6
Total assets and liabilities	¥335,017	100.0

Consolidated Statements of Income
For the fiscal year ended March 31, 2008

	Million Yen	%
Operating revenues:		
Commission revenues	¥21,545	
Net gain on trading account	144	
Net gain on operating investments	(39)	
Financial income	8,576	
Other operating revenues	271	
	30,497	100.0
Financial expenses	3,509	11.5
Net operating revenues	26,988	88.5
Selling, general and administrative expenses	13,972	45.8
Operating income	13,016	42.7
Other income (expenses):		
Other financial income	74	
Provision for securities transactions	(305)	
Loss on sale of investment securities	(24)	
Write-off of investment securities	(7)	
Equity in earnings	(181)	
Other, net	(40)	
	(483)	(1.6)
Income before income taxes and minority interests prior to distribution of gain in silent partnership	12,533	41.1
Distribution of gain in silent partnership	87	0.3
Income before income taxes and minority interests	12,620	41.4
Income taxes:		
Current	5,127	16.9
Deferred	275	0.9
Minority interests	12	0.0
Net Income	¥7,206	23.6

Per share amounts	Yen
Net Income	¥3,080.54

Consolidated Statements of Changes in Net Assets
For the fiscal year ended March 31, 2008

	Millions of Yen				
	Owner's equity				
	Common stock	Capital surplus	Retained earnings	Treasury stocks	Total owners' equity
Balance at March 31, 2007	¥ 8,800	¥ 15,155	¥ 23,310	¥(0)	¥ 47,265
Net income	-	-	7,206	-	7,206
Cash dividends paid	-	-	(8,909)	-	(8,909)
Acquisition of treasury stocks	-	-	-	(2,010)	(2,010)
Change in scope of consolidation	-	-	6	-	6
Change in scope of the equity method	-	-	154	-	154
Net changes in items other than Shareholders' Equity	-	-	-	-	-
Balance at March 31, 2008	¥ 8,800	¥ 15,155	¥ 21,767	¥ (2,010)	¥ 43,712

	Millions of Yen		
	Valuation and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2007	¥ 223	¥ 74	¥ 47,562
Net income	-	-	7,206
Cash dividends paid	-	-	(8,909)
Acquisition of treasury stocks	-	-	(2,010)
Change in scope of consolidation	-	-	6
Change in scope of the equity method	-	-	154
Net changes in items other than Shareholders' Equity	1,484	61	1,545
Balance at March 31, 2008	¥ 1,707	¥ 135	¥ 45,554

Consolidated Statements of Cash Flows
For the fiscal year ended March 31, 2008

	Million Yen
Cash flows from operating activities:	
Income before income taxes and minority interests	¥ 12,620
Depreciation	270
Allowance for doubtful receivables	(69)
Decrease in accrued employees' bonuses	(33)
Decrease in accrued directors' bonuses	(37)
Allowance for point services	(486)
Interest income and dividend income	(8,650)
Interest expense	3,509
Loss on sale of investment securities	24
Decrease in cash segregated for customers and others	21,046
Increase in money held in trust	(35,000)
Decrease in segregated cash included in cash and deposits	24,531
Increase in trading assets	(6,811)
Decrease in operating investment securities	19
Decrease in time deposit as a collateral	20
Increase in margin transaction liabilities, net of increase in margin transaction assets	29,088
Decrease in loans payable secured by securities and In loans receivable secured by securities	(4,159)
Decrease in payments on securities subscribed	532
Increase in short-term loans	(4,996)
Decrease in short-term guarantee money deposits	2,899
Decrease in deposits received	(6,660)
Decrease in guarantee money received	(1,035)
Increase in consumption taxes payable	19
Other, net	1,203
Sub total	27,844
Interest and dividend received	8,513
Interest paid	(3,464)
Income taxes paid	(5,524)
Net cash provided by operating activities	27,369
Cash flows from investing activities:	
Purchases of securities	(12,389)
Redemption of securities	10,200
Purchases of property and equipment	(225)
Purchases of intangible assets	(919)
Purchases of investment securities	(6,165)
Proceeds from sales and redemption of investment Securities	420
Payment for purchase of investments in affiliates	(1,950)
Payment for long-term guarantee deposits	(315)
Acquisition of controlling interests in subsidiary	34
Other, net	69
Net cash used in investing activities	(11,240)
Cash flows from financing activities:	
Decrease due to the acquisition of treasury stock	(2,009)
Decrease in short-term borrowings	(8,650)
Increase in bonds	40,938
Decrease in bonds	(28,000)
Dividends paid	(8,876)
Net cash used in financing activities	(6,597)
Foreign currency translation adjustments on cash and cash equivalents	(5)
Net decrease in cash and cash equivalents	9,532
Cash and cash equivalents of newly consolidated subsidiaries	448
Cash and cash equivalents at beginning of term	37,132
Cash and cash equivalents at end of term	¥47,106

July 20, 2007

Financial Results of 1Q of Fiscal Year Ending March 31, 2008

Monex Beans Holdings, Inc.

This is an English translation of Japanese presentation material prepared for IR conference held on the date above; it includes the information on consolidated financial summary under Japanese GAAP for FYE March 2007. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement is always controlling.

Forward-looking Statements

Statements made at this presentation and in this material include forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business and the industry. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations and plans, identify strategies, contain projections of results of operations and of our financial condition, and state other "forward-looking" information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from expected results contained in any forward-looking statements. Potential risks and uncertainties include, without limitation, our ability to continue to attract and retain customers and their assets; our ability to make our operations profitable; changes in the demand for brokerage services in Japan; our ability to continue to expand and maintain our computers and electronic systems and to avoid failures of these systems; and our ability to maintain our relationship with our founding shareholders. This does not correspond to US GAAP.

Our Business Principles

- PURSUING SPIRIT OF INNOVATION

We will constantly strive to pioneer new fields in finance and propose new approaches to managing money.

- STAYING CUSTOMER FOCUSED

We believe that the best guide to our corporate activities is the voice of our customers.
With this guide, we will continue to create financial services truly needed by individuals.

- CHALLENGING FOR THE BEST

We will continue to provide the best products and services for our customers always thinking outside the box.

Table of Contents

1. Financial Results

2. Business Strategy
   and Future Development

3. To our Shareholders

4. Appendix

Financial Highlights

■1Q of FYE Mar. 31, 2008　Overview of the Japanese Equity Market

• Nikkei 225	+ 4.9% over Mar. 31, 2007
• Trading Value(*1)	- 17.6% from 4Q of Mar. 31, 2007

■1Q of FYE Mar. 31, 2008　Financial Highlights

◆ Net operating revenues	6,871 million yen	-13.9% from 4Q of Mar. 31, 2007
•Brokerage commissions	4,228 million yen	-21.6% from 4Q of Mar. 31, 2007
•Financial income	1,321 million yen	+10.7% over 4Q of Mar. 31, 2007
•Mutual fund business revenues(*2)	677 million yen	+5.0% over 4Q of Mar. 31, 2007
◆SG&A	3,554 million yen	-6.0% from 4Q of Mar. 31, 2007
•Commissions paid + Exchange and association dues	412 million yen	-4.9% from 4Q of Mar. 31, 2007
•Advertising expenses	333 million yen	-26.6% from 4Q of Mar. 31, 2007
•Compensation and benefits	657 million yen	+8.2% over 4Q of Mar. 31, 2007
◆Ordinary income and net income		
•Ordinary income	3,354 million yen	-22.0% from 4Q of Mar. 31, 2007
•Net income	1,902 million yen	-21.1% from 4Q of Mar. 31, 2007
◆Key performance indicators		
•ROE (annualized)	17%	-4pt from 4Q of Mar. 31, 2007
•Profit margin (Operating income / Operating revenues)	41%	-7pt from 4Q of Mar. 31, 2007

(*1)Trading value of individual investors in 4 Japanese major markets

(*2) Subscription and distribution commission (mutual funds) + Other commissions (mutual funds)

Financial Summary : 1Q of FYE Mar. 31, 2007 vs. 1Q of FYE Mar. 31, 2008 (in 3 months)

(in million yen, %)

	1Q of FYE Mar. 31, 2007 (Apr. 2006-Jun. 2006)	1Q of FYE Mar. 31, 2008 (Apr. 2007-Jun. 2007)	Change
Operating Revenues	9,335	8,029	-14.0 %
Net Operating Revenues	8,904	6,871	-22.8 %
SG&A	3,730	3,554	-4.7 %
Operating Income	5,174	3,317	-35.9 %
Ordinary Income	5,229	3,354	-35.9 %
Net Income	2,944	1,902	-35.4 %

(in million yen, %)

	1Q of FYE Mar. 31, 2007 (as of Jun. 30, 2006)	1Q of FYE Mar. 31, 2008 (as of Jun. 30, 2007)	Change
Total Assets	378,926	358,576	-5.4 %
Shareholders' Equity	40,694	42,652	+4.8 %

(For reference: Monex, Inc.)

Capital Adequacy Ratio of Monex,Inc.	415.9 %	332.3 %	-

Financial Summary : 4Q of FYE Mar. 31, 2007 vs. 1Q of FYE Mar. 31, 2008 (in 3 months)

(in million yen, %)

	4Q of FYE Mar. 31, 2007 (Jan. 2007-Mar. 2007)	1Q of FYE Mar. 31, 2008 (Apr. 2007-Jun. 2007)	Change
Operating Revenues	8,657	8,029	-7.2 %
Net Operating Revenues	7,978	6,871	-13.9 %
SG&A	3,779	3,554	-6.0 %
Operating Income	4,198	3,317	-21.0 %
Ordinary Income	4,300	3,354	-22.0 %
Net Income	2,409	1,902	-21.1 %

(in million yen, %)

	4Q of FYE Mar. 31, 2007 (as of Mar. 31, 2007)	1Q of FYE Mar. 31, 2008 (as of Jun. 30, 2007)	Change
Total Assets	379,988	358,576	-5.6%
Shareholders' Equity	47,487	42,652	-10.2%

(For reference: Monex, Inc.)

Capital Adequacy Ratio of Monex,Inc.	402.5 %	332.3 %	-

Financial Summary: Financial Highlights (Quarterly Trend)

■Net operating revenues and Operating Income


million yen
billion yen
Trading Value of Individual Investors
in 3 major markets and JASDAQ
(Average per business day)(right)
Net operating revenues (left)
Operating income (left)
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1,600
1,400
1,200
1,000
800
600
400
200
0
8,904
5,174
7,129
3,648
7,086
3,537
7,978
4,198
6,871
3,317
1Q of FYE Mar.31, 2007
2Q of FYE Mar.31, 2007
3Q of FYE Mar.31, 2007
4Q of FYE Mar.31, 2007
1Q of FYE Mar.31, 2008

■SG&A


million yen
10,000
7,500
5,000
2,500
0
3,730
3,481
3,548
3,779
3,554
1Q of FYE Mar.31, 2007
2Q of FYE Mar.31, 2007
3Q of FYE Mar.31, 2007
4Q of FYE Mar.31, 2007
1Q of FYE Mar.31, 2008

■ROE (Annualized)


60%
50%
40%
30%
20%
10%
0%
29%
20%
19%
21%
17%
1Q of FYE Mar.31, 2007
2Q of FYE Mar.31, 2007
3Q of FYE Mar.31, 2007
4Q of FYE Mar.31, 2007
1Q of FYE Mar.31, 2008

ROE=(Quarterly net income×4)÷((FY beginning shareholders' equity + FY ending shareholders' equity)÷2)×100

Financial Summary: Profit Margin and Cost Structure

■Profit Margin (Operating income/Operating revenues)


60%
50%
40%
30%
20%
10%
0%
55%
49%
46%
49%
41%
1Q of FYE Mar.31, 2007
2Q of FYE Mar.31, 2007
3Q of FYE Mar.31, 2007
4Q of FYE Mar.31, 2007
1Q of FYE Mar.31, 2008

■Cost Structure (Apr. 2007 - Jun. 2007)


Strategically controllable costs
Fixed costs and costs correlated to the number of accounts
Commission to stock exchange etc.
Advertisement costs 9%
Commission paid and association fees 12%
System related costs* 37%
Information costs 13%
Others 10%
Personnel costs 19%
Highly correlated to the log-in numbers of customers
Communication expenses and freight expenses etc.
Fixed costs 66%
Semi-variable costs 13%
Variable costs 21%

*System related costs = Rental and maintenance + Data processing and office supplies + Amortization and depreciation

Financial Summary: Quarterly Trends in Income Statement

(in million yen)

	1Q of FYE Mar. 31, 2006	2Q of FYE Mar. 31, 2006	3Q of FYE Mar. 31, 2006	4Q of FYE Mar. 31, 2006	1Q of FYE Mar. 31, 2007	2Q of FYE Mar. 31, 2007	3Q of FYE Mar. 31, 2007	4Q of FYE Mar. 31, 2007	1Q of FYE Mar. 31, 2008
Brokerage commissions	3,988	6,064	8,587	8,667	6,023	4,687	4,504	5,395	4,228
Underwriting and distribution commissions	105	227	234	239	61	58	286	32	19
Subscription and distribution commissions	67	221	195	278	281	81	204	345	322
Other commissions	592	848	1,017	833	820	856	832	903	886
Margin forex trades commissions	400	626	709	497	506	475	434	417	398
Mutual funds agency commissions	62	70	96	133	154	203	234	296	353
Others	129	151	211	202	159	178	163	189	134
Net gain on trading account	23	20	91	－51	21	72	－13	40	32
Financial income	1,298	1,619	1,850	1,974	2,051	1,651	1,864	1,872	2,479
Other operating revenues	74	44	53	54	75	89	75	66	61
Operating revenues	6,151	9,045	12,031	11,995	9,335	7,496	7,755	8,657	8,029
Financial expenses	376	339	388	308	430	366	669	678	1,158
Net operating revenues	5,774	8,706	11,642	11,686	8,904	7,129	7,086	7,978	6,871
Selling, general and administrative expenses	2,781	2,869	3,323	3,662	3,730	3,481	3,548	3,779	3,554
Operating income	2,993	5,837	8,319	8,024	5,174	3,648	3,537	4,198	3,317
Ordinary income	2,998	5,594	8,323	8,021	5,229	3,632	3,525	4,300	3,354
Quarterly net income	1,433	2,991	4,717	4,475	2,944	2,054	2,125	2,409	1,902

Financial Summary: Quarterly Trends in SG&A

(in million yen)

	1Q of FYE Mar. 31, 2006	2Q of FYE Mar. 31, 2006	3Q of FYE Mar. 31, 2006	4Q of FYE Mar. 31, 2006	1Q of FYE Mar. 31, 2007	2Q of FYE Mar. 31, 2007	3Q of FYE Mar. 31, 2007	4Q of FYE Mar. 31, 2007	1Q of FYE Mar. 31, 2008
Transaction-related expenses	886	1,121	1,540	1,710	1,661	1,551	1,482	1,532	1,361
Commissions paid	159	224	239	212	237	219	214	217	231
Exchange and association dues	204	258	332	360	236	192	189	215	180
Communication, freight and information expenses	407	464	502	613	593	563	563	627	597
Advertizing expenses	104	160	447	505	580	554	492	454	333
Others	10	13	18	17	13	21	21	17	18
Compensation and benefits	477	501	553	529	669	592	598	607	657
Rental and maintenance	334	124	134	143	191	184	236	236	262
Data processing and office supplies	910	778	868	954	916	908	953	1,051	1,007
Data processing	863	746	814	879	888	870	922	1,014	979
Office supplies	46	31	54	75	28	37	30	36	28
Amortization and depreciation	29	13	13	20	19	21	22	34	56
Taxes other than income taxes	45	68	83	95	63	54	56	71	62
Provision for allowance for doubtful receivables	–	180	2	3	47	18	− 12	85	0
Other operating expenses	97	81	126	205	160	150	211	159	146
Selling, general and administrative expenses	2,781	2,869	3,323	3,662	3,730	3,481	3,548	3,779	3,554

Comparison Analysis : Revenues/SG&A per Customers' Assets in Custody


(Annualized)
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Revenues per customers' assets in custody
Direction : Low cost / portfolio management-oriented business
1. Revenues per customers' assets in custody
Continue to grow equity brokerage business, and intensively strengthen managed assets business including mutual fund business
↓
Promote the increase and diversification of customers' assets in custody and accomplish the expansion and stability of revenues
(Dependency on brokerage business will go down and revenues per customers' assets will gradually decrease)
2. SG&A per customers' assets in custody
Control the increase of SG&A, compared to the increase of customers' assets in custody
Target
Revenues per customers' assets in custody 1.0%
SG&A per customers' assets in custody 0.4%
Operating margin 60%
Matsui (Consolidated) 4Q of Mar. 2007
Mitsui Sumitomo FG (Consolidated) 4Q of Mar. 2007
Rakuten Securities Holdings (Consolidated) 4Q of Mar. 2007
MUFG (Consolidated) 4Q of Mar. 2007
kabu.com (Unconsolidated) 4Q of Mar. 2007
Mizuho FG (Consolidated) 4Q of Mar. 2007
MBH (Consolidated) 4Q of Mar. 2007
SBI E*trade (Consolidated) 4Q of Mar. 2007
MBH (Consolidated) 1Q of Mar. 2008
Daiwa (Non-consolidated) 4Q of Mar. 2007
Nomura (Non-consolidated) 4Q of Mar. 2007
Nikko Cordial (Non-consolidated) 4Q of Mar. 2007
3 major offline brokers
Mega-bank groups
Online brokers
MBH
0.0%
0.2%
0.4%
0.6%
0.8%
1.0%
1.2%
1.4%
1.6%
1.8%
SG&A per customers' assets in custody
(Annualized)

MUFG, Mizuho FG and SMBC : Customers' assets in custody = Total assets, Operating revenues = Gross profits, SG&A = General and administrative expenses

Source : Each company's IR data

1. Financial Results

2. Business Strategy and Future Development

3. To our Shareholders

4. Appendix

Mission Statement

- Take position as a total financial service provider, not just as an online brokerage firm
- Offer comprehensive products and service line-ups with "World Class Quality"
- Support non-active investors to efficiently manage his/her financial assets
- Strengthen "Products Origination Capability"
- Pursue less operating cost and establish a portfolio management-oriented business
- Be ready for the deregulation such as removal of barriers on financial sectors by leveraging the holding company structure
- Empower investors education and enhance financial literacy

Current Environmental Recognition

■ Increasing Asset Management by Individuals

◆ With Japanese population having started to decline and economic growth slowing down, people trust less in sustainability of life security systems such as pension plans, lifetime employment, and retirement packages

⇩

◆ Proactive investment by individuals has gradually increased while currency & deposits have decreased
→Our role towards contributing is expanding

Financial Assets Held by Households (End of Mar.2007)



Japan
Currency & Depo 50.1
Bonds 2.8
Investment Trusts 4.5
Listed Shares 7.2
Non-listed Equities 5.0
Insurance & Pension Reserves 26.2
Others 4.2
United States
Currency & Depo 12.9
Investment Trusts 14.7
Listed Shares 12.7
Non-listed Equities 17.7
Insurance & Pension Reserves 31.4
Others 3.4
0%
20%
40%
60%
80%
100%

Source: Research and Statistics Department of Bank of Japan, The Federal Reserve Board, United States

■Regulatory Changes and Increasing Competition

◆ Previously there was not much competition in the financial industry, nor much difference in services and investment return results regardless of the chosen financial institution

⇩

◆Under the Financial Instruments and Exchange Law, intra-industry borders among financial institutions shall rapidly fade out and competition shall increase



60%
55%
50%
45%
Ratio of Cash and Deposit in Japanese Households
2002 2003 2004 2005 2006 2007



20%
15%
10%
5%
Ratio of Bonds, Investment Trusts, Shares, and Equities in Japanese Households
2002 2003 2004 2005 2006 2007

■Strong Needs for Investment Products and Services

Japanese households are expected to shift deposits to investment. American households have increased mutual fund's share and decreased corporate equity's share since 2000

⇩

Investment products such as mutual funds, SMA, and bonds shall be requisite in addition to stock brokerage services

Shares of Corporate Equtiy and Mutual Funds among Financial Assets Held by Households and Nonprofit Organization



30%
25%
20%
15%
10%
5%
0%
Share of Corporate Equity
Share of Mutual Funds
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Source: The Federal Reserve Board, United States

Monex's Business Model

- ◆Asset management business shall be a major growth field rather than stock brokerage services
- ◆Gain competitive advantages by not only distributing investment products online at low cost but also originating high-quality products for individual investors

⇨ Aspring to be **an Online Investment Bank**
(an online financial service provider with investment banking functions)

Focus on building a framework and recruiting talented professionals to realize Monex's business model.

Aspect of an Investment Bank

Originating unique original products by highly-skilled professionals

+

Aspect of a Total Financial Provider for Individuals

Providing various products at low cost utilizing cutting edge IT


《 Monex's Model 》
Issuers of Stocks and Bonds/ Investment Management Firms
Securities Exchange
Product Origination
"Investment Bank"
Securities Brokerage
Monex, Inc.
"Total Financial Provider for Individuals"
Sell high quality products directly to Retail Investors
Securities Brokerage with sophisticated services backed by stable systems
Retail Investors
《 Existing Securities Firms' Model 》
Issuers of Stocks and Bonds/ Investment Management Firms
Securities Exchange
Product Origination
Securities Brokerage
Investment Banks
Retail Securities Firms
Sell premiere products to Institutional Investors
Sell mediocre products to Retail Investors
Institutional Investors, such as Banks and Insurance Companies
Retail Investors

Priority Policies

■Three Strategies and Investment Education to Pursue Monex's Business Model

◆Three Strategies

1. Product Strategy

•Differentiation by diversifying products	Fixed income, mutual funds, alternative investment products, etc.
•Differentiation by providing original products	Providing individual investors with "World Class Quality" products which were only provided to institutional investors and the wealthy class
•Strengthen investment banking function	Providing high quality services comparable to major investment banks
•Leverage the holding company structure	Entering banking and life insurance businesses by equity participation

2. Customer Relationship Management Strategy

•Strengthen customer analysis	Implementing qualitative and quantitative customer research by hiring a financial marketing consultant
•Database Marketing	Building a database for providing the right products to the right customers in a timely manner to increase cross-selling and up-selling

3. Channel Strategy

•Develop distribution channels by alliance	Prudent approach towards building own off-line channels
•Alliance with eBANK	Considering securities intermediary alliance toward 2.2 million customers of eBANK

◆Investment Education

•Investment Education by Monex University, Inc.	Enhance the 3 strategies by heightening individual investors' literacy on finance and financial products
•Investment Education as CSR	Serialization of "Monex Money Seminar" on national newspaper

Current and Future Structure of Revenues and Customers' Assets by Product

【Current Structure (1Q of FYE Mar. 2008)】



Managed assets
(Mutual funds, etc.)
10%
Underwriting 0%
Others 2%
Fixed income and FX
7%
Financial income
19%
Net operating revenues
Brokerage commission revenues
62%



Managed assets
(Mutual funds, etc.)
9%
Others
20%
Customers' assets in custody
Bonds
1%
Equities
70%

Direction of Each Business Line

1.Brokerage Business
- Providing value-added services (Stock lending, enhanced trading tools, etc.)
- Expanding assets in custody as a main revenue source

2. Fixed Income and FX Business
- Fixed income business
  Expecting high growth potential as a substitute of bank deposits
  Originating/selling structured notes
- FX business
  Introducing new platforms and enhancing information service

3. Managed Assets Business
(Mutual funds, Alternative Investments, SMA, etc.)
- Creating flexible and open relationship with domestic/foreign financial institutions
- Originating/providing innovative products such as alternative investments, algorithm trading-related products, etc.

4. Corporate Finance Business
- Continuously obtaining lead manager mandates through reinforcement of organization
- Strengthening the revenue source of the underwriting business by entering into M&A Advisory business, etc.

【Future Structure】



Corporate Finance
(Underwriting)
4%(+4 points)
Managed assets
(Mutual funds, etc.)
10%(±0 points)
Fixed Income and FX
24%
(+17% points)
Net operating revenues
Brokerage commission revenues
50%
(-12 points)
Financial income
12%
(-7 points)



Others
5%(-15 points)
Managed assets
(Mutual funds, etc.)
17% (+8 points)
Bonds
18%
(+17poins)
Customers' assets in custody
Equities
60%
(-10 points)

Brokerage Business : Strengthening our original products and services

■Introducing New Trading Tools

◆"Monex Trader" series

- Released full version of advanced real-time trading tool on May 21st, 2007
- Planning to upgrade functions upon customer request



Features

- Various types of order functions
- Useful searching function of stock name
- Program-trade function loaded first ever in Japan

◆Off Floor Trading

Began on May 29th, 2007 to provide new trading opportunities

The number of Off Floor Trading in June : 10 stock names

■For Further Growth

◆Preparing cell-phone Night Time Trading

Night time trading possible on the way home from work through cell-phones

◆Preparing cell-phone trading application

■Renewal and Enhancement of Existing Services

◆Constantly renewing our website

- Conducting interviews with customers for continuous enhancement of our website
- Renewed pages from April to June: "Market board", "IPO's" etc.

◆Enhancement of trading information

- Adding quantitative analysis function
- Adding chart function
- Reducing the number of investment information menus for easier selection



Analysis function by Quants Research Inc.

◆Expansion of stock lending services


The number of accounts and outstanding balance of Stock Lending
Billion yen
Number of accounts
180
160
140
120
100
80
60
40
20
30,000
25,000
20,000
15,000
10,000
5,000
0
Outstanding balance
The number of accounts
# of Accounts:24,500
Balance: 166.4billion
(as of June 29,2007)
2005/06
2005/09
2005/12
2006/03
2006/06
2006/09
2006/12
200703
2007/06
Decline due to closing date of shareholder's register

Underwriting Business:
To increase both lead manager mandates and underwriting shares

■Chinese Companies' IPO in Japan

◆**Achievements by China Capital Market Department**

Participation in IPO syndicates of Chinese companies to be listed in Japan

Name	Underwriting share	New stock listing	Stock Exchange
Asia Media	2.0%	4/26/2007	TSE Mothers
China Boqi	5.0%*	8/8/2007*	TSE

*As of July 17, 2007

・Appointed to be Co-lead Manager for China Boqi along with lead manager, Daiwa Securities SMBC Co, Ltd.

■ For Further Growth

◆**Building a structure to mark within Top 3 position in participation rate and Top 10 in underwriting value in all IPOs**

- Shifting from competition within online securities to all domestic securities companies

◆**Aiming for synergy with the M&A advisory business**

- Entry into the M&A advisory service for synergy effect with underwriting with the cooperation of WR Hambrecht & Co Japan

■ Track Records


Number of IPOs
120
100
80
60
40
20
0
12
9
14
16
24
23
13
2005/03 2006/03 2007/03 2008/03 (1Q)
■4Q
■3Q
□2Q
□1Q


Value of IPO Deals
(hundred million yen)
120
100
80
60
40
20
0
4.0
17.3
7.6
3.31
2005/03 2006/03 2007/03 2008/03 (1Q)
■Underwriting contract date basis

- IPO Participation rate is 43.3% , ranked 6th place of IPO league table (1Q of FYE March 2008)

■ Synergy with Off Floor Trading Service

- Provides liquidity and improve shareholder composition for listed companies
- Provides a method to sell owned stocks through the Internet for the major shareholders of listed companies

Fixed Income Business :
Growth in number of bond holders by expanding products continuously

■New Products and Services

◆**Started the offering of "Monex Short-Term Notes for Individuals" in the context of "Deposits to Investments"**

- 3 month notes issued from Monex Beans Holdings, Inc. for individual investors to receive the benefits of the rise in short-term market interest rates

  ⇒ Offering Period 6/29-7/17 : 1.00% [APR] (3 months, 1.5 Billion yen)

  ⇒ Offering Period 7/5 -7/23 : 1.00% [APR] (3 months, 5 Billion yen)

- Developing the short-term notes as a new pillar of short-term investment products

◆**Started the offering of monthly coupon notes to meet customers' strong needs of monthly payment products**

◆**Continuous offering of foreign bonds is leading to a growth in the number of bond holders**

■For Further Growth

◆**Planning the distribution of already-issued bonds**

◆**Planning to show current prices of bonds that customers hold**

■Growth in the Number of Bond Holders

◆**Foreign Bond Holders are increasing by an average of approximately 6.5% every month**


Number of Bond Holders
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
2006/07
2006/09
2006/11
2007/01
2007/03
2007/05

◆**"Monex Short Term Notes for Individuals"**
- Popular as the first step to bond investing -


The Average Purchased Amount of First Time Foreign Bond Buyers (Jul.2006-Jun.2007)
(yen)
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Mane-Ichi
Interest-bearing Notes*
Zero-Coupon Bonds**
Structured Notes
MONEX Notes

*Offer Price Base **Excluding Mane-Ichi

Fixed Income Business : Monex Short-Term Notes for Individual Investors

■Greetings from Oki Matsumoto, CEO of Monex, Inc. (Extracted from Monex website dated June 29,2007)



Monex, Inc. (Monex) has started the offering of yen denominated short-term notes (3 months) of our parent company, Monex Beans Holdings, Inc. (MBH) . The offering of these notes has been realized with my strong will to introduce them to customers at Monex.

Although Japan has seen a rise in short-term interest rates, deposit interest rates remain almost unchanged. This product was designed for customers at Monex to receive the benefits of the rise in interest rates.

When we deposit our money to a bank, it means we are lending money to the bank. After the raise of short-term interest rates by the Bank of Japan, interest on money that we borrow from banks or the market has risen almost in parallel. However, the interest we receive as deposit interest rates has only seen a slight rise. I feel this is very unfair.

To provide a solution to this situation, Monex has developed a product for customers at Monex to be able to seize the merits of the rise in interest rates –The offering of "Monex Short-Term Notes for Individual Investors".

MBH's funding rate which is based on short-term market rates is presently approximately 1% for 3months. If MBH is going to borrow money and pay interest anyway, we figured it would be better to pay it to Monex's customers.

I truly hope that the "Monex Short-Term Notes for Individual Investors" will become a new and meaningful investment opportunity for customers at Monex.

* Interest rates above : As of June, 2007

Oki Matsumoto
CEO
Monex, Inc.

FX Business : Taking countermeasures under intense competition

■ Industry Overview

◆**Growing market**
- The amount of entire domestic Forex margin balance reached 613 billion yen as of March 2007, up 62.2% compared to the previous fiscal year (Yano Research Institute Ltd.)

◆**Intense competition**
- Newcomers into the business is causing intense price competition

■ Monex's Strategy

◆**"FX pro" introduced in February 2007**
- Most popular pair trade : South African Rand/Japanese Yen

◆**Enhancement of the existing services**
- Halve the Monex FX commission
- Better investment information services
- Conducting a campaign to attract beginners

Monthly trading value in June totaled an historical high of approximately 418 billion yen and the number of accounts was 54,621, up 9.1% from March end

■ For Further Growth

◆**Reconsidering the Monex FX commission level**

◆**Expand the utilities of Monex FX pro**
(i.e. Cell-phone trade tool, Rate alarm emails, etc.)

■ Trading Value and Popular Currency Pairs

◆**Trading value and number of accounts**



(billion yen)
500
400
300
200
100
60,000
50,000
40,000
30,000
20,000
10,000
2007/1
2007/2
2007/3
2007/4
2007/5
2007/6
Trading Value(left)
# of Accounts(Right)

◆**FX pro popular currency pair ranking (June 2007)**

Swap point was JPY44 Per 10,000Unit (= approx. 9.0% annual coupon)

Long Position

1st	South African Rand/JPY	72%
2nd	New Zealand$/JPY	7%
3rd	Canadian$/JPY	6%

Short Position

1st	Euro/JPY	32%
2nd	Euro/USD	25%
3rd	New Zealand$/JPY	16%

Mutual Fund Business: Pioneer among online distributors

■Providing Attractive Investment Opportunities

◆**Steady growth in sales and balance of mutual funds**

- Cumulative sales amount for FYE 2007: Over 100 billion yen
  (Of which 53 billion yen accounts for No-load funds)
- Sales amount of equity mutual funds (April-June 2007):
  54 billion yen
- Total Assets in custody as of June 2007:
  Approx. 190 billion yen (69% increase over FYE March 2007)
  (Of which 75 billion yen accounts for No-load funds)

◆**7 new funds of variation**

⇒Offering a wide range of products to support customers' global asset allocation

BlackRock US Euro Bond Fund
Sompo Japan-Fortis Turkey Stock Open《Meruhaba》
HSBC Russia Open
HSBC Asia Plus / HSBC Asia Plus(Quarterly Dividend)
Pictet Premium Brand Fund(3 Month Settlement Type)
DC Index Fund Foreign Bond(Not Hedged)《DC Index Fund Foreign Bond(Non hedged)》

◆**Renewal of our "Select Funds"**

⇒Offering high quality and well-performed funds

■For Further Growth

◆**Realizing a diversified and comprehensive product line-up, by developing original funds to meet customers' needs**

◆**Redesigning the website to enhance usability**

■Top-class Online Mutual Fund Sales

◆**Top ranked online mutual fund sales performance**


(billion yen)
Assets in custody by category
200
180
160
140
120
100
80
60
40
20
0
Balance
Global Bond
Domestic Bond
Global Equity
Domestic Equity
2005/11
2005/12
2006/01
2006/02
2006/03
2006/04
2006/05
2006/06
2006/07
2006/08
2006/09
2006/10
2006/11
2006/12
2007/01
2007/02
2007/03
2007/04
2007/05
2007/06

※Assets in custody: MRF excluded


Online sales performance of 5 online brokers and 4 mega-banks
(From Apr.2006 to Mar. 2007)
(billion yen)
120
100
80
60
40
20
0
Jan.2007-Mar.2007
Oct.2006-Dec.2006
Jul.2006-Sep.2006
Apr.2006-Jun.2006
Monex
SBI E*trade
SMBC
Kabu.com
BTMU
Rakuten
Risona
Mizuho
Orix

Source: Kinzai Institute for Financial Affairs, Inc

◆**Favorable sales of "Monex Asset Planning Fund"**

—Total Assets : Exceeded 9.8 billion yen as of July 17,2007
(approx. 6 months since start of sales)

Alternative Investments: World class investment opportunities for individual investors

■Alternative Investment Opportunities for Retail

◆**"Asia Focus" (+5.4%* return in Jan-Jun 2007)**

- Provides absolute return with rigorous risk management
- Diversified investment in hedge funds of Japan and Asia from 100,000 yen (approx. $800)

AUM: 10 billion yen (as of June End, 2007)
Investment Manager: Fullerton Fund Management Co. Ltd.
Investment Advisor: Monex Alternative Investments (MAI)

◆**"China Focus" (+24.3%* return in Jan-Jun 2007)**

- Provides access to the restricted RMB based China A shares through QFII
- Diversified investments in Mainland China, Hong Kong and Taiwan from 100,000 yen (approx. $800)

AUM: 7.4 billion yen (as of June End, 2007)
Investment Manager: Fullerton Fund Management Co. Ltd.
Investment Advisor: MAI

*Not annual

■ For Further Growth

◆**Ongoing introduction of world-class products**

◆**Strengthening MAI capabilities-discretionary investment management business in scope**

◆**Client services via website and mail magazines**

■Private Equity Investment Opportunities for Retail

◆**"Premium Hybrid 2006"**

- Provides investment opportunities of private equity funds and hedge funds for retail investors
- Minimum investment from 500,000 yen (approx. $4,100)
- Partial redemption liquidity is available after 5.5 years by liquidity management
- Committed Private Equity Funds include world-class names such as Carlyle, T.H. Lee and J.C. Flowers
- Optimum portfolio management through HFR AM hedge fund platform



AUM: 4.3 billion yen (as of June End, 2007)
Investment Manager: HFR Asset Management, LLC
Investment Advisor: MAI

■"Premium Hybrid 2007"

◆**New Product for 4Q 2007**

- Annual launch of Premium Hybrid series fund to smooth out vintage year of private equity fund
- Product development based on client questionnaires
- MAI to be the investment manager upon discretionary investment management license approval

Topics

■Alliance with eBANK

◆ Offering investment products to eBANK's customers


Over 60, 3%
Under 20, 3%
50's, 9%
20's, 21%
40's, 24%
30's, 40%

Age group of eBANK customer (March 2007)

→ MONEX Monex, Inc.

High Internet-literate customers with high affinity for Monex, Inc.

Source: Financial statement of eBANK, March 2007

◆ Campaign and Collaborative Events

- Account opening campaign (from June 1, 2007 to August 15, 2007)

  Account introduction

  - From eBANK to Monex, Inc.
  - From Monex, Inc. to eBANK



- Collaborative event between Monex and eBANK to be held
  - In Osaka: September 9, 2007
  - In Tokyo: October 14, 2007

◆ Developing product and services collaborated with eBANK, an Internet-Only Bank market leader

Items being considered

1st Advantage of eBANK

2.2 million customers → **Appeal to such customers**

- New account acquisition and product promotion through securities intermediary alliance
- Mutually provide original investment funds

2nd Advantage of eBANK

24hours/365days settlement → **Developing services by using real time settlement**

- One-click funds transfer from eBANK account using real-time remittance service
- Settlement between foreign currency deposits at eBANK and foreign bonds at Monex
- Automatic funds transfer between eBANK account and Monex account when making investments with Monex

3rd Advantage of eBANK

Various services using highly extendable system → **Developing innovative services**

- Introduction of account aggregation and portfolio management tool for customers to confirm transactions at Monex and eBANK through one time authentication
- Marketing using eBANK money card with VISA debit settlement function

Topics

■Life Insurance Business

NetLife
ネットライフ企画株式会社

http://www.netseiho.com/

◆**In May 2007, Net Life Planning Co., Ltd. issued new shares to third parties, totaling 1.92 billion yen, for preparation of establishment of a life insurance company**

<Shareholders after increase of capital(1.01 billion yen in capital)>

・Monex Beans Holdings, Inc.	24.75%
・Asuka DBJ Investment LPS	24.75%
・Mitsui & Co., Ltd.	20.79%
・Shinsei Bank, Limited	14.85%
・Seven & I Holdings Co., Ltd.	14.85%

◆**Planning to establish a life insurance company and begin services by March 2008**

- Product characteristics of Japanese life insurance are so complicated that consumers complain about their difficulty

⇒Planning to develop simple and easy-to-understand products to meet consumers' needs

■"Kabu-Robo" Project

trade-science

http://www.kaburobo.jp/

◆**Actual stock trading test of 500 million yen by 10 Kabu-Robos who won at Kabu-Robo contest held by Trade Science**

・Back-testing result of 10 Kabu-Robos for 10 years was approximately 400% (accumulation basis)

・Interim result of actual trading test (from Feb.20, 2007 to Aug.20, 2007) is TOPIX – 2.8% as of July 13, 2007

・Testing risk control function for long-term investment such as loss-cutting

◆**Simulation Kabu-Robo contest continues**

・Participants of past contests exceed 15,000

・Cooperating with academic societies in Japan

◆**Planning to develop product and services using Kabu-Robos by March 2008**

・Trading signal delivery service

・SMA/Wrap account, and mutual funds using Kabu-Robos

Investor Education:
Providing appropriate educational opportunities of investment for many people

■ 2 reasons why we provide investor education

To enhance the return of our customer

Providing high-quality educational services

◆**Providing our customers with original e-learning service "Monex Campus-basic level" free of charge**

- 6 courses for beginners including asset management and product information
- Providing the service free of charge for Monex customers from July 18, 2007
- Over 3,800 people subscribed and 74% evaluated the course as "very good" or "good"

To develop infrastructure of company's growth

Activities for improvement financial literacy nationwide

◆**" Monex Money Seminar" on nationwide newspaper**

- Serial advertisement with articles on investing
- Published 37 ads by July 8, 2007 since October 2006



■Activities

◆**Continuously holding seminars**

- From April to June 2007
  - Off-line educational seminars
    14 seminars, 1,900 participants
  - Online educational seminars
    90 seminars, 16,700 participants

◆**"School of Stocks" for the retired baby boomer generation**

- Holding events in Osaka, Fukuoka, Yokohama and Sapporo for baby boomer generation couples in 2007



◆**Providing information for individual investors**

- A qualitative analysis of the funds sold through Monex, Inc. by Monex University, Inc.
- Providing useful articles as open consultation on money in "Monex University mail magazine" published since November 2006 with over 6,200 subscribers

1. Financial Results

2. Business Strategy
and Future Development

3. To our Shareholders

4. Appendix

ROE and Dividend

■Pursuing Investment Return to Our Shareholders

◆ROE


ROE
50%
40%
30%
20%
10%
0%
38.1%
21.4%
35.2%
18.8%
20.0%
11.1%
35.1%
17.2%
MBH
(Consolidated)
FYE March 2006
FYE March 2007
Matsui
(Consolidated)
FYE March 2006
FYE March 2007
SBI E*trade
(Consolidated)
FYE March 2006
FYE March 2007
kabu.com
(Unconsolidated)
FYE March 2006
FYE March 2007

*Data from company IR data

◆Dividend Payout Policy

- ·Change in Calculation formula
  - Until FYE March, 2007
    - Net profit of subsidiary, Monex, Inc.'s previous fiscal year
  - From FYE March, 2008
    - Consolidated net profit of MBH's current fiscal year
    - ⇒FYE March, 2008
    - Consolidated net profit of FYE March, 2008
- ·Interim dividends planned as of current fiscal term

◆Dividend Payout Ratio

- ·Aiming for approximately 50% of consolidated net profit


March 2007
September 2007
March 2008
FYE March, 2007
Year-end dividend
FYE March, 2008
Interim dividend
FYE March, 2008
Year-end dividend
Calculation Formula :
Net profit of Monex, Inc
FYE March, 2006
Calculation Formula:
50% of Net Profit of
MBH Group for the
First Half of
FYE March, 2008
Calculation Formula:
50% of Net Profit of
MBH Group for the
Second Half of
FYE March, 2008

◆Dividend


(Yen)
3500
3000
2500
2000
1500
1000
500
0
500
1,500
2,900
FYE Mar.2004
FYE Mar.2005
FYE Mar.2006
FYE Mar.2007

Disclosure

■Clear and Timely Disclosure

◆Clearest disclosure among the industry

Disclosure	Frequency	Language	Started
Accounts, etc.	Weekly/Monthly	English Japanese	1999
Operating Revenues	Monthly	English Japanese	2005
Ordinary Income	Monthly	English Japanese	2006

◆Timely disclosure for overseas investors

	Type of Investor	Type of Disclosure	Frequency	Language
Financial Announcements	Individual Investor	Conference	Quarterly	Japanese
	Institutional Investor (Including Overseas Institutional Investors)	Conference	Semi annually	Japanese
		Conference Call	Quarterly	English Japanese
		IR Meetings	Quarterly	English Japanese
		Overseas IR Meetings	Semi annually	English
Press Releases	Individual/Institutional Investors & Media	Press Release	Timely	English Japanese

◆Communication with our Stakeholders

- Holding of our shareholder meeting on Saturdays for the convenience of individual investors
- Daily E-mail Message by CEO, Oki Matsumoto sharing perspectives and business philosophy since 1999
- CEO at Monex Lounge@Ginza twice a month answering to stakeholders' questions on various topics



◆Major shareholders and share distribution

(Recorded as of the end of March 2007)

Major shareholders

Financial Institutions	8.65%
Securities Companies	4.01%
Other Institutions	36.67%
Foreign Institutions, etc.	17.52%
Individual Investors, etc.	33.15%

Top 3 shareholders

Nikko Cordial Group	26.29%
Oki Matsumoto	11.10%
Sony Corporation	5.00%

*The Fund's Report to the Ministry of Finance submitted until above indicates shareholding as below
・January 15, 2007: Delta Partners LLC and others 8.55%

◆Share Distribution based on MBH's Recognition


8.6%
5.0%
5.4%
Nikko Cordial Group
26.3%
Oki Matsu moto
11.1%
Delta Partners, LLC
Sony Corporation
Individual Investors, etc.
22.1%
Other Institutions
Financial Institutions
Foreign Instituions, etc
Securities Companies
8.7%
9.0%
4.0%

※Please note that the above chart has been made based on reports made to the finance ministry that MBH acknowledges. Since there is a time lag from the actual stock obtainment date until it is reported, the chart above is an estimate.

1. Financial Results

2. Business Strategy and Future Development

3. To our Shareholders

4. Appendix

Customer Portfolio (As of June 30, 2007)

■Gender


Female
24.7%
Male
75.3%

■Location


Others
22.9%
Tokyo
Metropolitan
District
50.7%
Nagoya District
8.4%
Osaka District
17.9%

■Age


Over 70
2.9%
60s
10.0%
50s
16.9%
40s
25.3%
30s
33.3%
20s
10.1%
Under 20
1.5%
0.0%
10.0%
20.0%
30.0%
40.0%

■Occupation


Company Employee
48.0%
Unemployed
16.8%
Housewife
9.9%
Self-employed
9.6%
Civil Servant
7.4%
Company Executive
6.0%
Doctor etc.
1.8%
Others
0.5%
0.0%
10.0%
20.0%
30.0%
40.0%
50.0%
60.0%

Marketing Strategy

■Branding Strategy

◆Credible brand-building

To build the credible brand, we will continue to provide new products and services and try to attain greater customer satisfaction by 1to1 marketing.


The Credible Brand
Products and Services
Promotion
New Products
Investment Information
1to1(CRM)
Advertise-ment

·Enriching products and services

- ·Pursuing advanced financial products
- ·Providing high quality investment information

·Promotions

- ·Cost effective promotions through the website and e-mails
- ·Introducing CRM methods for 1to1 marketing

◆Acquiring new customers

- ·Efficient alliance campaigns
- ·Focus on performance-based advertisements utilizing the internet

■Achievements

◆Online seminars – promotions of products and services

Held many online seminars on new products and services

From April 1, 2007 to July 30, 2007

- ·Seminars Held : 90 (about 1.5times / day)
- ·Number of viewers : about 16,700 (about 270 / day)

◆Alliance promotion with All Nippon Airways (ANA) organize seminars and campaign for new customers

- ·Conducted an account opening campaign towards ANA mileage club members.
  Inviting customers that opened accounts through the campaign to special investment seminars

◆Expansion of investment information

- ·Introducing a new trading tool "Monex Trader"
- ·Analysis information provided by "The Japan Securities Journal" and Quants, Inc.
- ·Providing "Fisco FX mail" free of charge
- ·Special web contents for beginners

◆Monex Money Seminar

- ·Continuing the advertisement "Monex Money Seminar" with easy-to-read contents about money and investment on nationwide newspaper from October 2006



Competitive Services and Products: For all customers' satisfaction

(As of July 17, 2007)

	Equity						Stock Lending	Fixed Income		Mutual Funds		Alternative		Others	
	Stop Loss Order	Chinese Stocks	U.S Stocks	Night Time Trading (PTS)	Small Unit Trading (MINI KABU)	Program Trading Tool		JGB/ Foreign Bonds	Auction	Monthly Purchase Plan	China/ India Equity Fund	High Diversity	Low Diversity	Commo-dities Futures	Credit Settle-ment through MRF
Monex	✓	✓		✓	✓	✓✓	✓✓	✓	✓✓	✓	✓	✓✓	✓	✓✓	✓
SBI E*TRADE	✓	✓	✓		✓			✓		✓	✓		✓		✓
Matsui	✓	✓													
Rakuten	✓	✓	✓					✓			✓		✓		
Kabu.com	✓			✓	✓					✓	✓				
Joinvest					✓					✓	✓		✓		

Source: Corporate IR information, etc.

✓✓: Available only at Monex among 6 brokers above ✓: Available Blank : Not Available

Comparison with Major Securities Firm

■Customers' assets in custody (as of March 31, 2007)

Although Monex has diversified Customers' assets among online brokers, compared to that of major securities firm A, the portions of bonds, equity/foreign mutual funds are still small and there is huge space to cultivate.

【Monex】


Others
19%
Equity/Foreign
mutual funds 7%
Fixed income
1%
Equities
73%

【Major Securities Firm A】


Others
9%
Equity/Foreign
mutual funds 11%
Fixed income
23%
Equities
57%

■Net Operating Revenues (FYE Mar. 31, 2007)

Major securities firm A has diversified revenue sources and can yield stable revenues even in a bear domestic market

【Monex (consolidated)】


Financial
income
17%
Others 1%
Trading 0%
Other
commissions
11%
Brokerage
commissions
67%
Subscription and
distribution 3%
Underwriting and
distribution 1%

【Major Securities Firm A (Non-consolidated)】


Financial income 7%
Others 0%
Brokerage
commissions
20%
Trading 31%
Underwriting and
distribution 7%
Subscription
and
distribution
18%
Other
commissions
17%

■SG&A (FYE Mar. 31, 2007)

Controlled the portion of compensation and benefits by focusing on the online channel
⇒Monex will keep this policy in principle

【Monex (consolidated)】


Others
8%
Data
processing
and office
supplies
26%
Transaction
-related
expenses
43%
Rental and
Maintenances 6%
Compensation
and benefits 17%

【Major Securities Firm A (Non-consolidated)】


Others 3%
Data
processing
and office
supplies
26%
Transaction
-related
expenses
20%
Compensation
and benefits
39%
Rental and
Maintenances 12%

※Figures of Major securities firm are based on its IR data and are calculated at Monex. Its customers' assets include only domestic customers' assets

The Monex Group

(as of End of June, 2007)

MBH
Monex Beans Holdings, Inc.

Monex University, Inc.
Investment Education for all Individual Investors
(Investment Ratio) MBH : 70%
NetLearning. 10% | 講談社 KODANSHA 10% | TOYOTA FINANCIAL SERVICES 10%

MONEX
Monex, Inc.
Premium Online Financial Institution
(Investment Ratio) MBH : 100%

MAI
Monex Alternative Investments, Inc.
Providing the Best Alternative Investment Products to Individual Investors
(Investment Ratio) MBH : 55%
Asuka Asset Management : 45%

trade-science
Trade Science Corporation
Next Generation Asset Management utilizing Artificial Intelligence
(Investment Ratio) MBH : 34%
Management and Employees: 65%
Waseda University: 1%

NetLife ネットライフ企画株式会社
Net Life Planning Co., Ltd.
(Investment Ratio)
MBH : 24.75%
Asuka DBJ Partners LPS: 24.75%
Mitsui & Co., Ltd.: 20.79%
Shinsei Bank Limited: 14.85%
Seven & I Holdings Co., Ltd. 14.85%

MBI
Monex Business Incubation, Inc.
Discovery and Incubation of New Businesses
(Investment Ratio) MBH : 100%

WR HAMBRECHT & CO JAPAN
Aspiring to Introduce a New IPO M&A Advisory Service
(Investment Ratio) MBH : 25%
WR HAMBRECHT+CO : 25%
ZenShin Capital Partners II, L.P. : 25%
DBJ Value Up Fund : 25%

■Other Major Relations

イーバンク銀行 eBANK Corporation Investment ratio: 4.90%

October 24, 2007

Financial Results of
First Half of Fiscal Year Ending March 31, 2008

Monex Beans Holdings, Inc.

This is an English translation of Japanese presentation material prepared for IR conference held on the date above; it includes the information on consolidated financial summary under Japanese GAAP. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement is always controlling.

Forward-looking Statements

Statements made at this presentation and in this material include forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business and the industry. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations and plans, identify strategies, contain projections of results of operations and of our financial condition, and state other "forward-looking" information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from expected results contained in any forward-looking statements. Potential risks and uncertainties include, without limitation, our ability to continue to attract and retain customers and their assets; our ability to make our operations profitable; changes in the demand for brokerage services in Japan; our ability to continue to expand and maintain our computers and electronic systems and to avoid failures of these systems; and our ability to maintain our relationship with our founding shareholders. This does not correspond to US GAAP.

Important Matters concerning Product-related Risks

This material is explanatory material on financial results of Monex Beans Holdings, Inc. ("MBH"). The descriptions herein concerning the products, services, etc. which are handled by Monex, Inc. ("Monex"), which is one of the Company's subsidiaries, are made only for disclosure purposes and are given to describe matters which are required for providing specific explanations concerning the Company. Therefore, this material is not intended to recommend or solicit readers to buy and sell securities, or to conduct any derivative transactions or other transactions.

Any party who wishes to actually commence trading of products handled by Monex must open an account in advance, and may incur designated fees and/or expenses for the relevant trading. Each of the traded products may suffer a loss to the invested principal due to fluctuation of price and other factors. In addition, the investors may be required to pledge a designated amount of margin deposits upon conducting margin trading, futures and option transactions or foreign exchange margin trading. There is a risk that the investor may suffer losses exceeding the amount of margin deposits (initial investment) provided for such trading.

For more details concerning the important matters such as the products and services offered by Monex and the fees or risks associated with each product, please refer to Monex's website at http://www.monex.co.jp/.

Our Business Principles

- PURSUING SPIRIT OF INNOVATION

We will constantly strive to pioneer new fields in finance and propose new approaches to managing money.

- STAYING CUSTOMER FOCUSED

We believe that the best guide to our corporate activities is the voice of our customers.
With this guide, we will continue to create financial services truly needed by individuals.

- CHALLENGING FOR THE BEST

We will continue to provide the best products and services for our customers always thinking outside the box.

Table of Contents

1. Financial Results

2. Business Strategy and Future Development

3. To our Shareholders

4. Appendix

Financial Highlights

■2Q of FYE Mar. 31, 2008 Overview of the Japanese Stock Market

• Nikkei 225 Average	- 7.5% from Jun. 29, 2007
• Trading Value(*1)	- 7.5% from 1Q of Mar. 31, 2008

■2Q of FYE Mar. 31, 2008 Financial Highlights

◆ Net operating revenues	7,059 million yen	+2.7% over 1Q of FYE Mar. 31, 2008
•Brokerage commissions	4,160 million yen	-1.6% from 1Q of FYE Mar. 31, 2008
•Mutual fund business revenues(*2)	682 million yen	+2.0% over 1Q of FYE Mar. 31, 2008
•Commissions from margin forex trades	631 million yen	+58.4% over 1Q of FYE Mar. 31, 2008
◆SG&A	3,558 million yen	+0.1% over 1Q of FYE Mar. 31, 2008
•Advertising expenses	264 million yen	-20.8% from 1Q of FYE Mar. 31, 2008
•Data processing and office supply	1,027 million yen	+5.0% over 1Q of FYE Mar. 31, 2008
◆Ordinary income and net income		
•Ordinary income	3,433 million yen	+2.4% over 1Q of FYE Mar. 31, 2008
•Net income	1,953 million yen	+2.7% over 1Q of FYE Mar. 31, 2008
◆Key performance indicators		
•ROE (annualized)	18%	+1pt over 1Q of FYE Mar. 31, 2008
•Profit margin (Operating income / Net Operating revenues)(*3)	50%	+2pt over 1Q of FYE Mar. 31, 2008

(*1)Total Trading value of individual investors in 4 Japanese major markets (*2) Subscription and distribution commission (mutual funds) + Other commissions (mutual funds)
(*3)The denominator has been changed from "Operating revenues" to "Net operating revenues" from this material on

Financial Summary : 1Q of FYE Mar. 31, 2008 vs. 2Q of FYE Mar. 31, 2008

(in million yen, %)

	1Q of FYE Mar. 31, 2008 (Apr. 2007-Jun. 2007)	2Q of FYE Mar. 31, 2008 (Jul. 2007-Sep. 2007)	Change
Operating Revenues	8,029	7,716	-3.9%
Net Operating Revenues	6,871	7,059	2.7 %
SG&A	3,554	3,558	0.1 %
Operating Income	3,317	3,501	5.5 %
Ordinary Income	3,354	3,433	2.4 %
Net Income	1,902	1,953	2.7 %

(in million yen, %)

	1Q of FYE Mar. 31, 2008 (as of Jun. 30, 2007)	2Q of FYE Mar. 31, 2008 (as of Sep. 30, 2007)	Change
Total Assets	358,576	336,840	-6.1%
Shareholders' Equity	42,652	44,560	+4.5%

(For reference : Monex, Inc.)

Capital Adequacy Ratio	332.5 %	378.3 %	-

Financial Summary : 1st Half of FYE Mar. 31, 2007 vs. 1st Half of FYE Mar. 31, 2008

(in million yen, %)

	First Half of FYE Mar. 31, 2007 (Apr. 2006-Sep. 2006)	First Half of FYE Mar. 31, 2008 (Apr. 2007-Sep. 2007)	Change
Operating Revenues	16,832	15,746	-6.5 %
Net Operating Revenues	16,034	13,931	-13.1 %
SG&A	7,211	7,112	-1.4 %
Operating Income	8,822	6,818	-22.7 %
Ordinary Income	8,862	6,787	-23.4 %
Net Income	4,999	3,855	-22.9 %

(in million yen, %)

	First Half of FYE Mar. 31, 2007 (as of Sep. 30, 2006)	First Half of FYE Mar. 31, 2008 (as of Sep. 30, 2007)	Change
Total Assets	335,746	336,840	+0.3 %
Shareholders' Equity	42,781	44,560	+4.2 %

(For reference: Monex, Inc.)

Capital Adequacy Ratio	469.2 %	378.3 %	-

Financial Summary: Financial Highlights (Quarterly Trend)

■Net operating revenues and Operating Income


million yen
billion yen
Total Trading Value of Individual Investors in 3 major stock exchanges and JASDAQ (Average per business day)(right)
Net operating revenues (left)
Operating income (left)
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1,600
1,400
1,200
1,000
800
600
400
200
0
7,129
3,648
7,086
3,537
7,978
4,198
6,871
3,317
7,059
3,501
2Q of FYE Mar.31, 2007
3Q of FYE Mar.31, 2007
4Q of FYE Mar.31, 2007
1Q of FYE Mar.31, 2008
2Q of FYE Mar.31, 2008

■SG&A


million yen
10,000
7,500
5,000
2,500
0
3,481
3,548
3,779
3,554
3,558
2Q of FYE Mar.31, 2007
3Q of FYE Mar.31, 2007
4Q of FYE Mar.31, 2007
1Q of FYE Mar.31, 2008
2Q of FYE Mar.31, 2008

■ROE (Annualized)


60%
50%
40%
30%
20%
10%
0%
20%
19%
21%
17%
18%
2Q of FYE Mar.31, 2007
3Q of FYE Mar.31, 2007
4Q of FYE Mar.31, 2007
1Q of FYE Mar.31, 2008
2Q of FYE Mar.31, 2008

ROE＝(Quarterly net income × 4) ÷ ((FY beginning shareholders' equity + FY ending shareholders' equity) ÷ 2) × 100

Financial Summary: Profit Margin and Cost Structure

■Profit Margin (Operating income/ Net Operating revenues)*


60%
50%
40%
30%
20%
10%
0%
51%
50%
53%
48%
50%
2Q of FYE Mar.31, 2007
3Q of FYE Mar.31, 2007
4Q of FYE Mar.31, 2007
1Q of FYE Mar.31, 2008
2Q of FYE Mar.31, 2008

*The denominator has been changed from "Operating revenues" to "Net operating revenues" from this material on.

■Cost Structure (Jun. 2007 - Sep. 2007)


Strategically controllable costs
Fixed costs and costs correlated to the number of accounts
Commission to stock exchange etc.
Advertisement costs 7%
Commission paid and association fees 12%
System related costs** 39%
Information costs 12%
Personnel costs 18%
Others 12%
Highly correlated to the log-in numbers of customers
Communication expenses and freight expenses etc.
Fixed costs 69%
Semi-variable costs 12%
Variable costs 19%

**System related costs = Rental and maintenance + Data processing and office supplies + Amortization and depreciation

Financial Summary: Quarterly Trends in Income Statement

(in million yen)

	FYE Mar.31, 2006				FYE Mar.31, 2007				FYE Mar.31, 2008	
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Brokerage commissions	3,988	6,064	8,587	8,667	6,023	4,687	4,504	5,395	4,228	4,160
Underwriting and distribution commissions	105	227	234	239	61	58	286	32	19	77
Subscription and distribution commissions	67	221	195	278	281	81	204	345	322	302
Other commissions	592	848	1,017	833	820	856	832	903	886	1,180
Margin forex trades commissions	400	626	709	497	506	475	434	417	398	631
Mutual funds agency commissions	62	70	96	133	154	203	234	296	353	395
Others	129	151	211	202	159	178	163	189	134	153
Net gain on trading account	23	20	91	− 51	21	72	− 13	40	32	9
Net gain on operating investments	-	-	-	-	-	-	-	-	-	− 14
Financial income	1,298	1,619	1,850	1,974	2,051	1,651	1,864	1,872	2,479	1,947
Other operating revenues	74	44	53	54	75	89	75	66	61	52
Operating revenues	6,151	9,045	12,031	11,995	9,335	7,496	7,755	8,657	8,029	7,716
Financial expenses	376	339	388	308	430	366	669	678	1,158	656
Net operating revenues	5,774	8,706	11,642	11,686	8,904	7,129	7,086	7,978	6,871	7,059
Selling, general and administrative expenses	2,781	2,869	3,323	3,662	3,730	3,481	3,548	3,779	3,554	3,558
Operating income	2,993	5,837	8,319	8,024	5,174	3,648	3,537	4,198	3,317	3,501
Ordinary income	2,998	5,594	8,323	8,021	5,229	3,632	3,525	4,300	3,354	3,433
Quarterly net income	1,433	2,991	4,717	4,475	2,944	2,054	2,125	2,409	1,902	1,953

Financial Summary: Quarterly Trends in SG&A

(in million yen)

	FYE Mar.31, 2006				FYE Mar.31, 2007				FYE Mar.31, 2008	
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Transaction-related expenses	886	1,121	1,540	1,710	1,661	1,551	1,482	1,532	1,361	1,310
Commissions paid	159	224	239	212	237	219	214	217	231	248
Exchange and association dues	204	258	332	360	236	192	189	215	180	168
Communication, freight and information expenses	407	464	502	613	593	563	563	627	597	608
Advertizing expenses	104	160	447	505	580	554	492	454	333	264
Others	10	13	18	17	13	21	21	17	18	21
Compensation and benefits	477	501	553	529	669	592	598	607	657	647
Rental and maintenance	334	124	134	143	191	184	236	236	262	235
Data processing and office supplies	910	778	868	954	916	908	953	1,051	1,007	1,075
Data processing	863	746	814	879	888	870	922	1,014	979	1,027
Office supplies	46	31	54	75	28	37	30	36	28	47
Amortization and depreciation	29	13	13	20	19	21	22	34	56	61
Taxes other than income taxes	45	68	83	95	63	54	56	71	62	60
Provision for allowance for doubtful receivables	-	180	2	3	47	18	− 12	85	0	1
Other operating expenses	97	81	126	205	160	150	211	159	146	165
Selling, general and administrative expenses	2,781	2,869	3,323	3,662	3,730	3,481	3,548	3,779	3,554	3,558

Comparison Analysis : Revenues/SG&A per Customers' Assets in Custody


(Annualized)
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Revenues per customers' assets in custody
Direction : Low cost / portfolio management-oriented business
1. Revenues per customers' assets in custody
Continue to grow equity brokerage business, and intensively strengthen managed assets business including mutual fund business
↓
Promote the increase and diversification of customers' assets in custody and accomplish the expansion and stability of revenues
(Dependency on brokerage business will go down and revenues per customers' assets will gradually decrease)
2. SG&A per customers' assets in custody
Control the increase of SG&A, compared to the increase of customers' assets in custody
Target
Revenues per customers' assets in custody 1.0%
SG&A per customers' assets in custody 0.4%
Operating margin 60%
Matsui (Consolidated) 1Q of Mar. 2008
Mitsui Sumitomo FG (Consolidated) 1Q of Mar. 2008
Rakuten Securities Holdings (Consolidated) 1Q of Mar. 2008
MUFG (Consolidated) 1Q of Mar. 2008
kabu.com (Unconsolidated) 1Q of Mar. 2008
SBI E*trade (Consolidated) 1Q of Mar. 2008
MBH (Consolidated) 2Q of Mar. 2008
Mizuho FG (Consolidated) 1Q of Mar. 2008
MBH (Consolidated) 1Q of Mar. 2008
Nomura (Non-consolidated) 1Q of Mar. 2008
Daiwa (Non-consolidated) 1Q of Mar. 2008
Nikko Cordial (Non-consolidated) 1Q of Mar. 2008
3 major offline brokers
Mega-bank groups
Online brokers
MBH
0.0%
0.2%
0.4%
0.6%
0.8%
1.0%
1.2%
1.4%
1.6%
1.8%
SG&A per customers' assets in custody
(Annualized)

The denominator has been changed from "Operating revenues" to "Net operating revenues" from this material on.

MUFG, Mizuho FG and SMBC : Customers' assets in custody = Total assets, Operating revenues = Gross profits, SG&A = General and administrative expenses

Source : Each company's IR data

1. Financial Results

2. Business Strategy and Future Development

3. To our Shareholders

4. Appendix

Mission Statement

- Take position as a total financial service provider, not just as an online brokerage firm
- Offer comprehensive products and service line-ups with "World Class Quality"
- Support non-active investors to efficiently manage his/her financial assets
- Strengthen "Products Origination Capability"
- Pursue less operating cost and establish a portfolio management-oriented business
- Be ready for the deregulation such as removal of barriers on financial sectors by leveraging the holding company structure
- Empower investors education and enhance financial literacy

Current Environment Recognition

■ Increasing Asset Management by Individuals

◆ With Japanese population having started to decline and economic growth slowing down, people trust less in sustainability of life security systems such as pension plans, lifetime employment, and retirement packages

⇩

◆Proactive investment by individuals has gradually increased while currency & deposits have decreased
→Our role towards contributing is expanding

Financial Assets Held by Households (End of June 2007)


Japan
Cash & Deposits
50.1
Bonds
2.2
Mutual
Funds
5.1
Shares
7.1
Equities
5.1
Insurance
& Pension Reserves
26.2
Others
4.2
United
States
Cash
& Deposits
15.1
Mutual
Funds
Shares
13.9
Equities
17.8
Insurance
& Pension Reserves
31.2
Others
3.4
0%
20%
40%
60%
80%
100%

Source: Research and Statistics Department of Bank of Japan, The Federal Reserve Board, United States

■Regulatory Changes and Increasing Competition

◆ Previously there was not much competition in the financial industry, nor much difference in services and investment return results regardless of the chosen financial institution

⇩

◆Under the Financial Instruments and Exchange Law, intra-industry borders among financial institutions shall rapidly fade out and competition shall increase


60%
55%
50%
45%
Ratio of Cash and Deposit
in Japanese Households
2002 2003 2004 2005 2006 2007


20%
15%
10%
5%
Ratio of Bonds, Mutual Funds, Shares, and Equities in Japanese Households
2002 2003 2004 2005 2006 2007

■Strong Needs for Investment Products and Services

Japanese households are expected to shift deposits to investment.
American households have increased mutual fund's share and decreased corporate equity's share since 2000

⇩

Investment products such as mutual funds, SMA, and bonds shall be requisite in addition to stock brokerage services

Shares of Corporate Equtiy and Mutual Funds among Financial Assets Held by Households and Nonprofit Organization


30%
25%
20%
15%
10%
5%
0%
Share of Corporate Equity
Share of Mutual Funds
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Source: The Federal Reserve Board, United States

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Monex's Business Model

- ◆Asset management business shall be a major growth field rather than stock brokerage services
- ◆Gain competitive advantages by not only distributing investment products online at low cost but also originating high-quality products for individual investors

➡ Aspring to be **an Online Investment Bank**
(an online financial service provider with investment banking functions)

Focus on building a framework and recruiting talented professionals to realize Monex's business model.

Aspect of an Investment Bank

Originating unique original products by highly-skilled professionals

+

Aspect of a Total Financial Provider for Individuals

Providing various products at low cost utilizing cutting edge IT


《 Monex's Model 》
Issuers of Stocks and Bonds/ Investment Management Firms
Securities Exchange
Product Origination
Securities Brokerage
"Investment Bank"
Monex
"Total Financial Provider for Individuals"
Sell high quality products directly to Retail Investors
Securities Brokerage with sophisticated services backed by stable systems
Retail Investors
《 Existing Securities Firms' Model 》
Issuers of Stocks and Bonds/ Investment Management Firms
Securities Exchange
Product Origination
Securities Brokerage
Investment Banks
Retail Securities Firms
Sell premiere products to Institutional Investors
Sell mediocre products to Retail Investors
Institutional Investors, such as Banks and Insurance Companies
Retail Investors

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries.
Please see the end of this document for more details on the fees and risks of the products described herein.

Priority Policies

■Three Strategies and Investment Education to Pursue Monex's Business Model

◆Three Strategies

Recent Priority Policies

1. Product Strategy

Differentiation by diversifying products and providing original products	Strengthen lineup of mutual funds and alternative products ⇒p.21,23	Strengthen lineup of fixed income products ⇒p.20
Strengthen investment banking function	Assist Chinese companies to be listed in Japan ⇒p.24	Full –scale M&A advisory business by WR Hambrecht & Co Japan ⇒p.25
Leverage the holding company structure	Strengthen overseas research by MBH America ⇒p.37	Develop life insurance business ⇒p.26

2. Customer Relationship Management Strategy

Strengthen customer analysis and database marketing	Customer Analysis ⇒p.29	Promotion to customers through various marketing campaign ⇒p.29

3. Channel Strategy

Develop distribution channel by alliance	Strengthen alliance with eBANK ⇒p.26	

◆Enhancement of Investment Education Contents / Investment Education as CSR

Investment education by Monex University, Inc.	Full-scale e-learning business ⇒p.27	Lectures on nationwide newspaper for a year ⇒p.27

Current and Future Structure of Revenues and Customers' Assets by Product

■Resetting a new mid/long-term business goal. Strengthen mutual fund business and diversify revenue sources

【Current Structure (2Q of FYE Mar. 2008)】


Fixed income and FX 9%
Underwriting 1%
Others 2%
Managed assets (Mutual funds, etc.) 10%
Net operating revenues
Financial income 19%
Brokerage commission revenues 59%


Bonds 2%
Others 18%
Managed assets (Mutual funds, etc.) 11%
Customers' assets in custody
Equities 69%

Direction of Each Business Line

1.Stock Brokerage Business
- Providing value-added services (Stock lending, enhanced trading tools, etc.)
- Expanding business as a main revenue source

2. Managed Assets Business (Mutual funds, Alternative Investments, SMA, etc.)
- Second largest revenue source
- Along with the expansion of the mutual fund market, increase market share by providing differentiated products
- Originating/providing innovative products such as alternative investments, algorithm trading-related products, etc.

3. Fixed Income and FX Business
- Fixed income business
  Enhance origination capability as a first step.
  Expand customer base over the long-term
- FX business
  Provide high quality service and compete with FX oriented companies

4. Investment Banking Business
- Continuously obtaining lead manager mandates through reinforcement of organization
- Strengthening the revenue source of the underwriting business by entering into M&A advisory business, etc

【Future Structure】


Investment Banking (Underwriting) 3%(+2 points)
Others 1% (-1 point)
Fixed Income and FX 11% (+2% points)
Managed assets (Mutual funds, etc.) 26%(+16 points)
Net operating revenues
Brokerage commission revenues 49% (-10 points)
Financial income 10% (-9 points)


Others 15%(-3 points)
Equities 41% (-28 points)
Bonds 7% (+5 points)
Customers' assets in custody
Managed assets (Mutual funds, etc.) 37% (+26 points)

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries.
Please see the end of this document for more details on the fees and risks of the products described herein.

Stock Brokerage Business: Increase in market share and expansion of services

■Increase in Market Share

◆**Market share exceeded 8%, the highest in the last 2 years**

・Strong trading volume even in market decline


Weekly TOPIX index and Monex Share
Monex Share
TOPIX
(%)
(Points)
9.0
8.0
7.0
6.0
5.0
4.0
1900
1850
1800
1750
1700
1650
1600
1550
1500
1450
1400
2007/01
2007/03
2007/05
2007/07
2007/09
Monex's market share rose relatively when stock prices decline

Market share
Monex Trading Value／Retail Trading Value of 3 major stock exchanges and Jasdaq

■For Further Growth

◆**Started trading of fractional shares (started Oct. 1, 2007)**

◆**Foreign ETF trading being planned**

◆**Cell-phone trading application in preparation**

■Improvement and Enhancement of Existing Services

◆**Increase of original trading tool "Monex Trader" users**

・Existing tool users are shifting to "Monex Trader"


(Users)
30,000
25,000
20,000
15,000
10,000
5,000
0
Advanced Version
Normal Version
Number of Users:24,064 (of which 2,080 are Advanced Version Users)
2007/05
2007/06
2007/07
2007/08
2007/09

◆**Expansion of stock lending services**

・Balance :123.5 billion yen Accounts : 26,000 (as of 9/29/2007)


The Number of Accounts and outstanding balance of Securities Lending
(billion yen)
(Number of Accounts)
180
160
140
120
100
80
60
40
20
30,000
25,000
20,000
15,000
10,000
5,000
0
Outstanding balance
The number of accounts
2006/06
2006/09
2006/12
2007/03
2007/06
2007/09
Decline due to closing date of shareholder's register

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Fixed Income Business :
Bringing fixed income investments closer to customers by providing unique products

■Products that Match Market Trends

◆**Developing products that match customer's short-term asset management needs through origination**

◆**"Monex Short-term Notes for Individuals" Series**

・Short-term Euro yen notes **3 Months, 1.0%** [APR]
(Issued 4 times, a total of 15 billion yen by the end of Sep. 2007)

3 month notes issued by Monex Beans Holdings, Inc. for individual investors to receive the benefits of the rise in short-term market interest rates

・Short-term Euro yen structured notes **1 Month, 8.10%** [APR]
(Issued 0.5 billion yen in Sep. 2007)

If the yen appreciates during the observation period, the currency at redemption becomes USD

◆**Increase in balance of foreign notes (AUD, ZAR, etc.) and Zero Coupon notes in USD**

■For Further Growth

◆**Continuously offering "Monex Short-term Notes for Individuals" Series**

◆**Planning to distribute already-issued bonds**

◆**Developing a system to show current prices of bonds in customer's portfolio**

◆**Continuing to provide original products to meet various customer needs**

■Growth in the Number of Bond Investors

◆**Total Sales of Foreign Bonds**
(Converted to yen at rate of transaction)


(billion yen)
20
18
16
14
12
10
8
6
4
2
0
MONEX Short term Euroyen notes
MONEX Short term Euroyen structured notes
Interest bearing notes (IBRD)
Notes issued by Monex Auction
Structured notes
Zero Coupon Bonds
Corporate Notes
JGBs for Individuals
2Q of FYE Mar.31,2007
3Q of FYE Mar.31,2007
4Q of FYE Mar.31,2007
1Q of FYE Mar.31,2008
2Q of FYE Mar.31,2008

◆**Collecting new money by "Monex Short-term Notes for Individuals" Series**

44% of the total amount of "Monex Short-term Notes for Individuals" was purchased with new money*

Accordingly, it can be said that this product is effective to attract new money

* "Monex Short-tem Notes for Individuals" purchased with new money is determined by totaling the smaller amount of the following; the amount of money deposited and the amount of notes purchased by each purchaser

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries.
Please see the end of this document for more details on the fees and risks of the products described herein.

Mutual Fund Business: Record-high sales performance

■Enhancing Services to Expand Mutual Fund Balance

◆**Strong results of sales volume and outstanding balance**

Sales amount of equity mutual funds (Jul.-Sep. 2007) : **approx. 81.5 billion yen**

⇒Six fold increase on a year to year comparison

Total Assets in custody (MRF excluded) as of Sep. 2007 : **approx. 220 billion yen**

⇒Rise of 81% on the same period last year

◆**17 more funds available for our monthly purchase plan**

Total number of funds available for the plan: 61

Number of service users: approx. 20,000 (As of Sep. 2007)

⇒47% increase over the same period last year or FYE 3Q

◆**Redesigning the website**

- A new content supporting to find products suitable to each risk tolerance level
- More fund information including the quantitative and qualitative assessment by Monex University

◆**Regularly holding online seminars by asset management companies**

■For Further Growth

◆**Realizing a diversified and comprehensive product line-up by developing original funds to meet customers' needs**

◆**Introducing contents or tools to support customers' selection of funds and portfolio analysis**

■Top-class Online Mutual Fund Sales

◆**Top ranked online mutual fund sales performance**



Assets in custody by category and Monthly Sales Volume
(billion yen /assets)
(billion yen /sales volume)
250
200
150
100
50
0
35
30
25
20
15
10
5
Domestic Bond
Domestic Equity
Global Bond
Global Equity
Balance
Monthly Sales Volume
Sales Volume: 29 billion yen
Assets in custody: 220 billion yen
2005/11
2006/2
2006/5
2006/8
2006/11
2007/2
2007/5
2007/8
※Total Assets in custody : MRF excluded
※Sales Volume: Sum of equity mutual funds sales



Online sales performance of 5 online brokers and 4 mega banks
(From July 2006 to June 2007)
(billion yen)
160
140
120
100
80
60
40
20
0
Apr.2007-Jun.2007
Jan.2007-Mar.2007
Oct.2006-Dec.2006
Jul.2006-Sep.2006
Monex, Inc.
SBI E*trade
SMBC
Kabu.com
BTMU
Rakuten
Risona
Mizuho
Orix

Source: Kinzai Institute for Financial Affairs, Inc.

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

FX Business: Volatile currency market stimulated transactions

■Limited Impact by Sub-Prime Loan Problem

◆The impact of sub-prime loan problem on FX business

- Japanese yen sharply appreciated in mid-August in connection with the subprime loan problem. The impact to the Monex FX and FXpro margin balance was minimal.
- The total margin balances of August and September were 103% and 105% respectively compared to that of April.


Effected by Loss cut trades engaged during turmoil market condition
Margin Balance (April =100%) & Trade Volume
(100 million yen)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Trading Value
Margin Balance
108%
106%
104%
102%
100%
98%
96%
2007/04
2007/05
2007/06
2007/07
2007/08
2007/09

◆Number of new accounts opened over the past year

- The number of new accounts has been increasing steadily due to our campaign efforts and the market conditions


Number of New Accounts per Month
(Accounts)
3,000
2,500
2,000
1,500
1,000
500
0
2006/10
2006/11
2006/12
2007/01
2007/02
2007/03
2007/04
2007/05
2007/06
2007/07
2007/08
2007/09

■For Further Growth

- Planning to add an e-mail alert notification service to FXpro
- Planning an exchange rate forecast contest

Alternative Investment Business :
Entry into the discretionary investment management business

■Expansion of Investment Management Business

◆Premium Hybrid 2007

- Hybrid of private equity funds (PEF) and hedge funds (HF) following Premium Hybrid 2006 to smooth out vintage year of PEF
- Diversified investment into world-class PEF and HF from 500,000 yen with management horizon of the fund beyond 10 years
- Monex Alternative Investments (MAI), who obtained Discretionary Investment Management status on September 3, 2007, is the Investment Manager of the fund



Subscription Period : October 19, 2007 - January 9, 2008
Investment Manager : Monex Alternative Investments (MAI)*
Investment Advisor : HFR Asset Management
Distributor : Monex, Inc.

*Financial Instruments Firms: Director General of the Kanto Local Financial Bureau Registration Number 1078
A Member of Japan Securities Investment Advisors Association

◆Strengthening Investment Management Business

- Established Risk Management Department and Marketing Department in MAI to enhance risk control and marketing capabilities
- Institutional investors account development (pension funds and corporations) for mandate in discretionary investment management business, in addition to the alternative investment trust business for individual investors

■Alternative Investment Activity and Products

◆AUM Growth of Investment Trusts under MAI's Advisory


(billion yen)
25
20
15
10
5
0
Premium Hybrid 2006
China Focus
Asia Focus
2005/09 2005/11 2006/01 2006/03 2006/05 2006/07 2006/09 2006/11 2007/01 2007/03 2007/05

◆Premium Hybrid 2006

- While investing in world-class private equity funds, this fund also actively invests in hedge funds through HFR's platform
- Asset Balance: 4.2 billion yen (as of September 30, 2007)

Private Equity Funds Subscribed by PH 2006	Capital Commitment
Thomas H. Lee Equity Fund VI, L. P.	US $5 million
J.C. FLOWERS II L. P.	US $3 million
Carlyle Japan Partners II L. P.	JPY 800 million
Blackstone Capital Partners V L.P.	US $ 2 million

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries.
Please see the end of this document for more details on the fees and risks of the products described herein.

Investment Banking Business 1:
New initiative intended for Chinese companies seeking to list on Japanese stock exchanges

■Supporting Chinese Companies' Listing in Japan

◆IPO Track Records

Name	Underwriting Share	New Stock Listing	Stock Exchange
Asia Media	2.0%	4/26/2007	TSE Mothers
China Boqi	5.0%	8/8/2007	TSE 1st Section

- Appointed as the Co-lead manager for China Boqi (Underwritten amount : 960 million yen)
- Monex supports Chinese companies seeking to list on Japanese stock exchanges

■Overallotments are not included in the underwriting share and amount

■ For Further Growth

◆Strengthening organization to rank in Top 3 for number of IPO participation and Top 10 for underwriting value

◆ Improving IPO track records

- Targeting over 50% in participation of all IPOs
- Continuous efforts as an online investment bank such as early stage approach towards pre-IPO companies and proposals on how to make quality individual investors to increase existence in major deals

◆Activities by the China Capital Market Department

- Support post-IPO Chinese companies, in terms of Investor Relation (IR) through seminars and online events targeted to Individual Investors
- Aiming to acquire Chinese and other Asian M&A deals in cooperation with WRHJ

■ Track Records

Number of IPOs


120
100
80
60
40
20
0
12
9
14
16
24
23
8
13
2005/03 2006/03 2007/03 2008/03
■4Q
■3Q
□2Q
□1Q

Value of IPO Deals

(hundred million yen)


120
100
80
60
40
20
0
4.0
17.3
7.6
3.3
2005/03 2006/03 2007/03 2008/03

■Underwriting date basis

■Overallotments are not included in the underwriting share and amount

IPO League Table

(First half of FYE March 2008)

1	SBI E*TRADE	31
2	Nomura	30
2	Shinko	30
4	Daiwa SMBC	29
5	Mitsubishi UFJ	27
6	Monex	21
7	Mizuho Investors	20
8	Okasan	19
9	Ichiyoshi	16
9	Nikko Citigroup	16

- IPO participation rate is 41.2% , ranked 6th place of the IPO league table
- IPO underwriting amount is 1.5 billion yen , ranked 12th place of IPO league table (2Q of FYE March 2008)

- 22 track records of Off Floor Trading from May 29, 2007 to Sep. 30, 2007

Investment Banking Business 2 : Entry into the M&A advisory business

■Developing the M&A Advisory Business

WR HAMBRECHT & CO JAPAN http://www.wrh.co.jp/

◆MBH accepted a part of the third party share allocation by WRH Japan

As part of the reinforcement of the investment banking function, MBH will aggressively develop the M&A advisory business. MBH clearly positioned WRH Japan as its investment banking arm by making WRH Japan its subsidiary through this additional investment.

<Shareholder structure and shareholding ratio>

(As of October 2007, Capital: 63 million yen)

· Monex Beans Holdings, Inc.	56.9%
· ZenShin Capital Partners II	16.0%
· WR Hambrecht + Co	11.1%
· DBJ Value Up Fund	11.1%
· Others	4.9%

◆Synergy with the underwriting business

WRH Japan will provide M&A advisory services for pre IPO companies as well as post merger management in collaboration with the Investment Banking Division of Monex, Inc.

◆Reinforcing the management of WRH Japan by inviting professional with expertise in M&As

<Main Board Members (as of Oct. 24th 2007)>

Representative Director	Shuichi Matsuzawa	Former Investment Team Leader of Information, Electronics and Telecommunication Business Unit, Mitsui & Co., Ltd.
Director	Oki Matsumoto	President and CEO, Monex Beans Holdings, Inc.
Director (External)	Toru Mio	Representative Director, Asuka DBJ Partners Co., Ltd.
Director (External)	Takeshi Mori	Managing Director, Zenshin Capital Partners
Director (External)	Robert Eu	Managing Director, WR Hambrecht + Co

◆Continuous research to implement the OpenIPO®

WRH Japan will also continue the research and study of OpenIPO®, a price-setting mechanism for IPOs using the Dutch auction method, with the view of eventually implementing it in Japan.

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Banking and Insurance Related Businesses

■Alliance with eBANK

◆Financial instruments intermediary

- Started financial instruments intermediary by eBANK for Monex, Inc. ("Monex") on Sep. 15, 2007

  Aims to increase in the number of accounts and activations of accounts opened through the intermediary by starting promotion activities of products in addition to the account introduction service.

◆Introducing each other's customers

- Started campaign to introduce each other's customers in June 2007. By the end of September, eBANK introduced 2,800 accounts to Monex and Monex introduced 1,600 accounts to eBANK

◆Start of real time deposit service

Started "eBANK easy deposit service" in September 2007
Available on mobile in October 2007

◆Collaboration Events

1,200 participants at the Osaka Seminar in September 2007

1,000 participants at the Tokyo Seminar in October 2007

The seminar included lectures by intellectuals such as Mr.Taichi Sakaiya and Mr. Kenji Fujimaki, a panel discussion with presidents of Monex and eBANK, introduction of unique products and services towards customers of both companies.









■Life Insurance Business

NetLife http://www.netseiho.com/
ネットライフ企画株式会社

◆ Planning to establish a life insurance company and begin services by March 2008

- Japanese life insurance products are notorious for its complicated characteristics

  ⇒Planning to develop simple and easy-to-understand products to meet consumers' needs

■"Kabu-Robo" Project

trade-science http://www.kaburobo.jp/

◆Auto stock trading program ("Kaburobo") Project
Investment services by "cyber fund managers"

- Actual stock trading test of 500 million yen by 10 Kabu-Robos who ranked top 10 at the Kabu-Robo contest held by Trade Science

  Test performance from Feb. 20, 2007 to Aug. 20, 2007
  ⇒ TOPIX + 3.56%

- Planning to develop product and services utilizing Kabu-Robos such as mutual funds and trading signal delivery service

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Investor Education:
Providing appropriate investment educational opportunities for more people

■2 reasons why we provide investor education

Enhancing the return of our customer

Providing high-quality educational services

◆**Over 9,000 customers subscribed original e-learning service "Monex Campus-basic level"**

- Providing basic e-learning courses for beginners free of charge for Monex customers from July 2007
- Subscribers can browse value added movies for investing

Developing infrastructure of our growth

Activities to improve financial literacy nationwide

◆ **Publication of " Monex Money Seminar"**

- Published 42 ads on investing from October 2006 to September 2007 on nationwide newspaper



■Activities

◆**Continuously holding seminars**

- From April to September 2007
  - Off-line educational seminars
    44 seminars, 5,062 participants
    85% of the participants answered that they were satisfied with the seminar
  - Online educational seminars
    203 seminars, 30,905 participants

◆**Money Certification Test**

- 2nd collaboration event with a well-known Japanese money magazine following the 1st event in March
- Expanding test channel to online

◆ **"Monex Campus" and mail magazine**

- 12,012 customers subscribed Monex Campus – basic level (as of October 19, 2007)
- Released 2 new courses on mutual fund investment and value investment
- 14,958 customers subscribed Monex University Mail Magazine (as of October 19, 2007)

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Contact Center : Staying customer focused for the convenience of our customers

■Award-Winning Service

◆Awarded the Highest 3 star Rating

Monex was awarded the highest 3 star rating from Help Desk Institute Japan. Only 2 companies were awarded the 3 star rating, including major security firms.

From the Judge

"The website is made for beginners and is easy to understand. Many judges have marked a perfect for the high level of performance of the contact center. If Monex is able to take a step further towards customer satisfaction such as providing alternative suggestions, their service will reach a perfect level."

©Customer Service Center Rating Committee

◆Contact Center Operation

Monex has prepared 5 lines for easy access

For account holders:

- Customer Dial (Member Line)
- First-time Dial (Beginners' Line)
- FX Dial (24hours support Foreign Exchange Line)
- Technical Support Dial (PC support Line)

For non-account holders:

- Starter Kit Request Dial

■Extended Customer Dial Business Hours

◆Extended customer dial business hours

Until September 3, 2007 — 8 am to 5 pm (weekdays)
⇒From September 3,2007 — 8 am to **8 pm** (weekdays)



The extension allows customers to call after office hours or on their way home.

Customers can also inquire about Monex Night-time Trading with the extension.

Inquiries after 5 pm


(Number of Calls)
200
180
160
140
120
100
80
60
40
20
0
105
70
73
86
76
91
116
99
125
191
192
126
165
152
9/03
9/04
9/05
9/06
9/07
9/10
9/11
9/12
9/13
9/14
9/18
9/19
9/20
9/21

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Marketing Strategy : Focusing on acquiring investment beginners

■ Sales Promotion

◆Support for investment beginners

・Newly placed contents for beginners

・Abundant contents on rankings and Q&As

Stocks



Mutual Funds



How to deposit



Bonds



・Fee reduction campaign on Mini Stocks

Campaign on Mini Stocks for investment beginners

◆Active promotion to increase balance in mutual funds

・Summer bonus campaign

The mutual fund sales commission halved, the total sales amount of mutual funds during the campaign period (June 18, 2007 to July 25, 2007) was 35.3 billion yen

Contents proposing diversified investment utilizing mutual funds was placed on the website

・"Monex Asset Planning Fund" reaches 10 billion yen in balance

◆Reinforcement of customer analysis

New persona-based marketing strategies developed by interviews with each customer segment and analysis on transaction database

■Strategy for Acquiring New Accounts

・Alliance with TSUTAYA online

Promoting our accounts on TSUTAYA online, a major DVD rental chain popular among the young generation

・Register the Monex website on SONY's VAIO website

・Alliance with affiliate sites

・Conducted LPO (Landing Page Optimization) to increase access from affiliate sites

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Preparation towards the Enactment of the Financial Instruments and Exchange Law

■Financial Instruments and Exchange Law

Establishing cross-sectional framework of a wide range of financial instruments and services to ensure investor protection.

⇒ Reinforced rules for sales and solicitation

Provide financial instruments and services that suit each investor's investment purpose and experience.

Clarify the features, risks and fees of financial instruments to help customer's investment judgment.

■Preparation for the enactment

- ◆ Delivery of documents stating principle features of products prior to transaction

  Sent documents describing risks and fees of financial instruments to all customers.
- ◆ Regulation on advertisements

  Added explanation of risks and costs of financial instruments on the website.
- ◆ Contact Center

  Strengthened the framework for prompt and adequate response to customers' inquiries.
- ◆ Affiliate Sites

  Added explanation of risks and costs on landing pages from affiliate sites

Total cost (Mailing and system costs) : 120 million yen

■After the enactment (From September 30, 2007)

◆ Reconfirmation on website

The latest version of the documents describing risks and fees of financial instruments are updated on the website for customers to confirm.

If the latest version of the documents are not confirmed on the website, an alert message to confirm the latest version will be shown.


マネックス証券
ログアウト
MY PAGE

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries.
Please see the end of this document for more details on the fees and risks of the products described herein.

1. Financial Results

2. Business Strategy
and Future Development

3. To our Shareholders

4. Appendix

ROE and Dividend

■Pursuing Investment Return to Our Shareholders

◆**ROE**


ROE
50%
40%
30%
20%
10%
0%
21.4%
16.8%
18.8%
11.1%
17.2%
MBH (Consolidated)
FYE March 2007
1H FYE March 2008
Matsui (Consolidated)
FYE March 2007
SBI E*trade (Consolidated)
FYE March 2007
kabu.com (Unconsolidated)
FYE March 2007

*Data from company IR data

◆**Dividend Payout Policy**

- Calculation formula (from FYE March, 2008)
  Consolidated net income of MBH's current fiscal year
- Interim dividends to be paid out as of current fiscal term

◆**Dividend Payout Ratio**

- Aiming for approximately 50% of consolidated net income


March 2007
September 2007
March 2008
FYE March, 2007 Year-end dividend
FYE March, 2008 Interim dividend
FYE March, 2008 Year-end dividend
Calculation Formula: 50% of Net Income of Monex, Inc. for FYE March, 2007
Calculation Formula: 50% of Net Income of MBH Group for FYE March, 2008

◆**Dividend Record**


(Yen)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
500
1,500
2,900
Interim
900
FYE Mar.2005
FYE Mar.2006
FYE Mar.2007
FYE Mar.2008

Disclosure

■Clear and Timely Disclosure

◆Clearest disclosure among the industry

Disclosure	Frequency	Language	Started
Accounts, etc.	Weekly/Monthly	English Japanese	1999
Operating Revenues	Monthly	English Japanese	2005
Ordinary Income	Monthly	English Japanese	2006

◆Timely disclosure for overseas investors

	Type of Investor	Type of Disclosure	Frequency	Language
Financial Announcements	Individual Investor	Conference	Quarterly	Japanese
	Institutional Investor (Including Overseas Institutional Investors)	Conference	Semi annually	Japanese
		Conference Call	Quarterly	English Japanese
		IR Meetings	Quarterly	English Japanese
		Overseas IR Meetings	Semi annually	English
Press Releases	Individual/Institutional Investors & Media	Press Release	Timely	English Japanese

◆Communication with our Stakeholders

- Holding of our shareholder meeting on Saturdays for the convenience of individual investors
- Daily E-mail Message by CEO, Oki Matsumoto sharing perspectives and business philosophy since 1999
- CEO at Monex Lounge@Ginza twice a month on-line and off-line answering to stakeholders' questions on various topics



◆Major shareholders and share distribution
(Recorded as of the end of September 2007)

Major shareholders	
Financial Institutions	7.59%
Securities Companies	3.78%
Other Institutions	36.57%
Foreign Institutions, etc.	17.79%
Individual Investors, etc.	34.28%

Top 3 shareholders	
Nikko Cordial Group	26.29%
Oki Matsumoto	11.10%
Sony Corporation	5.00%

• Except custodians, etc.

*The Fund's Report to the Ministry of Finance submitted until above indicates shareholding as below
•January 15, 2007: Delta Partners LLC and others 8.55%

◆Share Distribution based on MBH's Recognition



Nikko Cordial Group 26.3%
Oki Matsu moto 11.1%
Delta Partners, LLC 8.6%
Sony Corporation 5.0%
Individual Investors, etc. 23.2%
Foreign Instituions, etc. 9.2%
Financial Institutions 7.6%
Other Institutions 5.3%
Securities Companies 3.8%

• Please note that the above chart has been made based on reports made to the finance ministry that MBH acknowledges. Since there is a time lag between these repots, the chart above is an estimate.

1. Financial Results
2. Business Strategy
   and Future Development
3. To our Shareholders

4. Appendix

Customer Portfolio (as of September 30, 2007)

■ Gender


Female
24.5%
Male
75.5%

■ Location


Others
24.4%
Tokyo Metropolitan District
53.7%
Nagoya District
8.9%
Osaka District
19.0%

■ Age


Over 70
3.1%
60s
10.9%
50s
17.8%
40s
27.1%
30s
35.1%
20s
10.4%
Under 20
1.6%
0%
10%
20%
30%
40%

■ Occupation


Company Employee
48.0%
Unemployed
16.7%
Self-employed
9.6%
Housewife
9.9%
Civil Servant
7.4%
Company Executive
5.7%
Doctor etc.
1.8%
Others
1.0%
0%
10%
20%
30%
40%
50%
60%

Competitive Services and Products: For all customers' satisfaction

(As of October 22, 2007)

	Equity						Stock Lending	Fixed Income		Mutual Funds		Alternative		Others
	Stop Loss Order	Chinese Stocks	U.S Stocks	Night Time Trading (PTS)	Small Unit Trading (MINI KABU)	Program Trading Tool		JGB/ Foreign Bonds	Auction	Monthly Purchase Plan	China/ India Equity Fund	High Diversity	Low Diversity	Credit Settle-ment through MRF
Monex	✓	✓		✓	✓	✓✓	✓✓	✓	✓✓	✓	✓	✓✓	✓	✓
SBI E*TRADE	✓	✓	✓	✓	✓			✓		✓	✓		✓	✓
Matsui	✓	✓												
Rakuten	✓	✓	✓					✓			✓		✓	
Kabu.com	✓			✓	✓					✓	✓			
Joinvest					✓					✓	✓		✓	

Source: Corporate IR information, etc.

✓✓: Available only at Monex among 6 brokers above   ✓: Available   Blank : Not Available

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

The Monex Group

■Group Companies

(as of October 24, 2007)

MBH
Monex Beans Holdings, Inc.

Monex University, Inc.

Investment Education for all Individual Investors

(Investment Ratio) MBH : 70%

NetLearning. 10% / 講談社 KODANSHA 10% / TOYOTA FINANCIAL SERVICES 10%

MONEX

Monex, Inc.

Premium Online Financial Institution

(Investment Ratio) MBH : 100%

MAI
Monex Alternative Investments, Inc.

Providing the Best Alternative Investment Products to Individual Investors

(Investment Ratio) MBH : 55%

Asuka Asset Management : 45%

MBH America, Inc.

Research in the global financial industry

(Investment Ratio)
MBH : 100%

NetLife
ネットライフ企画株式会社

Net Life Planning Co., Ltd.

(Investment Ratio)
MBH : 24.8%
Asuka DBJ Partners LPS: 24.8%
Mitsui & Co., Ltd.: 20.8%
Shinsei Bank Limited: 14.9%
Seven & I Holdings Co., Ltd. 14.9%

trade-science
Trade Science Corporation

Next Generation Asset Management utilizing Artificial Intelligence

(Investment Ratio) MBH : 34%
Management and Employees: 65%
Waseda University: 1%

MBI
Monex Business Incubation, Inc.

Discovery and Incubation of New Businesses

(Investment Ratio)
MBH : 100%

WRHAMBRECHT&CO JAPAN

M&A Advisory Service
Aspiring to Introduce a New IPO

(Investment Ratio) MBH : 56.9%
WRHAMBRECHT+CO : 16%
ZenShin Capital Partners II, L.P. : 11.1%
DBJ Value Up Fund : 11.1%
Others : 4.9%

■Other Major Relations

イーバンク銀行 eBANK Corporation Investment ratio:4.90%

Risks and Fees Related to Monex's Products Described Herein

Details of Monex, Inc. (our subsidiary)

Company name (trade name):	Monex, Inc. Financial instrument firm
Registration number:	Director of Kanto Local Finance Bureau (*Kinsho*) No. 165
Industry organization membership:	Japan Securities Dealers Association (JSDA) The Financial Futures Association of Japan (FFAJ)

*"The Company" refers to "Monex, Inc." in "Risks and Fees Related to Monex's Products Dexcribed Herein" section

Important Matters concerning Share Transactions

· Risks

Price fluctuation risk: A loss of the invested principal (loss of invested principal) may be incurred due to fluctuation in stock price that is caused by demand and other various factors (generally speaking, low liquidity shares and IPO shares are exposed to greater stock price fluctuation risks).

Credit risk: A loss of the invested principal (loss of invested principal) may be incurred due to fluctuation in stock price based on changes in the management and financial condition of the issuer of shares, and changes in the assessment by outside entities concerning such changes in the issuer.

· Fees and Expenses

The investors are to pay the following share transactions fees for conducting any share transactions (including ETFs and REITs): (i) in the case of fees per transaction, the amount equivalent to 0.105% - 0.42% of the trade amount (subject to a minimum amount of 105 yen); or (ii) in the case of daily fixed fees, 2,625 yen per three (3) million yen worth of trade amount. A transaction fee amounting to 500 yen per transaction will be charged for the [Stock Mini-Investment] ("Mini-Stock") and night transactions ("*Monex Nighter*" (night-time)). There are no purchase fees for IPO shares, shares under offering or secondary public offering, or off-floor trading distribution.

· Others

Please refer to the Offering Memorandum when subscribing for or purchasing any IPO shares, or shares under offering or secondary public offering.

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning Stock Lending Services

· Risks

Credit risk: Since the investors execute unsecured loan agreement for the stock lending services, the investors will be exposed to credit risk of the Company and the Company's borrowers.

· Fees

No fees will be charged for the stock lending services.

· Others

An investor who is using these stock lending services will not be entitled to receive any dividend even if such investor is a holder of shares as of the vesting day. Instead, the Company will pay the amount equivalent to the dividend, net of withdrawing tax. For tax purposes, the amount equivalent to dividend will be categorized as other income and will not be considered a dividend income. Therefore, it would not be subject to deduction for dividends.
No investors using these stock lending services will be entitled to benefit from shareholder special benefit plan or obtain any voting rights to be exercised at shareholders' meetings.
The stocks under loan are not segregated custody assets as provided for in the Financial Instruments and Exchange Law. If Monex becomes bankrupt, the relevant stocks will not be able to gain protection from the investor protection fund.
will be charged for depositing the yen-denominated bonds subject to foreign currency redemption terms in our account.

Important Matters concerning Chinese Shares

· Risks

Price fluctuation risk: A loss of the initial investment (loss of invested principal) may be incurred due to fluctuation in stock price caused by demand and other various factors (generally speaking, low liquidity stocks and stocks sold under IPOs are exposed to larger stock price fluctuation risks).
Foreign exchange risk: Due to fluctuation in foreign exchange rates, even if the foreign currency denominated value of the profit to be received exceeds the invested principal, the value thereof converted to yen may fall below the invested principal and result in a loss (loss of invested principal).

· Fees and Expenses (all including taxes)

Domestic transaction fees:	0.2999% of the trade amount (minimum fee: 73.5 HKD)
Other various expenses:	taxes, stock exchange commission, CCASS settlement expense
Expenses associated with acquisition of rights:	Fees for dividend collection, on-the-spot handling expense, share split, etc. related acquisition fee, expenses for acquisition of right for payment of paid-in capital increase, and expenses of other right acquisition-related expenses.
Expenses related to company privatizations:	Fees related to compulsory acquisition

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning Investment Trust

· Risks

The base value of the investment trust may rise or fall since the investment trust substantially invests in securities with fluctuating prices. Therefore, the invested principal and interest are not guaranteed. The investment trust is subject to a number of risks depending on the type of product, and the following only describes the general risks. For more details, please refer to the Offering Memorandum upon conducting any buying transactions.

Price fluctuation risk: A loss of invested principal may be incurred due to a fall of base price caused by price fluctuation of the incorporated shares, bonds and instruments (if the incorporated products of the fund is denominated in a foreign currency, then it will also be subject to exchange rate fluctuation risk).

Foreign exchange risk: The amount paid to investors of foreign currency denominated investment trusts (foreign currency denominated MMF, etc.) is subject to change by fluctuation in foreign exchange rate. The amount converted to yen may fall below the invested principal and result in a loss (loss of invested principal), even if the foreign currency denominated amount exceeds the invested principal.

· Fees and Expenses

The investors will be charged for the following fees, etc. for conducting investment fund transactions.

· Subscription fee	Maximum of 3.675% of the subscription amount (including taxes)
· Trust asset reserves (direct expense payable at realization)	Maximum of 2.0% of the base price as of the trade date or the immediately following business day
· Trust fee (indirect expense accrued during the holding period)	Maximum of 2.10% of the aggregate net asset value (including taxes)

* There are cases where the investors will indirectly pay any performance fees or other fees/expenses in accordance with the performance results.

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning Monex Asset Planning Fund

· Risks

The base value of the Fund (including the Mother Fund) is subject to change since the Fund substantially invests in securities with fluctuating price such as bonds, shares and REITs (foreign currency denominated assets are also exposed to exchange fluctuation risk). Therefore, the invested principal is not guaranteed. The investors are solely responsible for any and all gains and losses incurred by the Fund due to actions which were conducted pursuant to any instruction of the manager.

The factors which cause the base value of the Fund to fluctuate include, but are not limited to, asset distribution risk, share price fluctuation risk, interest rate risk, price fluctuation risk of REITs, exchange rate fluctuation risk, credit risk, liquidity risk and country risk.

*For more details, see "Investment Risks" described in the investment trust explanatory statement (offering memorandum).

· Fees

· Subscription fee	N/A
· Withdrawal fee	N/A
· Trust fee	Amount calculated at the rate of 0.9975% per annum (including tax) of the daily aggregate net asset value
· Trust asset reserves	Amount equivalent to 0.3% of the base value as of the business day immediately following the trade date

In addition to the above fees, the following expenses will be charged. These expenses will indirectly be borne by the investors during the holding period, and will be payable from the trust assets in principle. We are unable to present in advance the amount (and maximum amount, etc.) concerning the fees without any description of their maximum amount herein, since different criterial terms and conditions apply on a case-by-case basis:

· Expense concerning securities transactions;
· Taxes on trust assets;
· Interest on borrowings;
· Interest on prepayment;
· Expenses required for trust administrative duties (audit costs, etc.); and
· Expenses related to trust deed, offering memorandum, management report and other similar documents.
* For more details, please refer to "Charges and Expenses" in the investment trust explanatory statement (offering memorandum)

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning [Premium Hybrid 2007]

· Risks

Price fluctuation risk: The Fund invests in domestic and foreign shares, bonds, exchanges, futures, derivatives and other instruments via investments in Private Equity Funds and Hedge Funds. Therefore, the aggregate net asset value may decrease due to unexpected changes in economic environment, fluctuation in market price, bankruptcy or deterioration of financial conditions of the issuer or other related companies of incorporated shares or bonds, and as a result, the investor may lose all or a part of the investment in the Fund. The major investment risks of the Fund include price fluctuation risk, realization risk, liquidity risk and foreign exchange fluctuation risk. * For more details, please refer to "(Investment) Risk of the Fund" described in the investment trust explanatory statement (offering memorandum).

· Fees

· Subscription fee (including taxes)	2.625% - 1.05%
· Termination fee	0%
· Trust asset reserves	None. However, the amount equivalent to 2.5% of the net asset value per unit is required for repurchases to be made in 2013 and 2014.
· Trust fee (annual rate / with tax)	None
The following expenses will indirectly be borne by the investors during the holding period of the fund, and will be payable from the trust assets in principle. We are unable to present in advance the amount (and maximum amount, etc.) concerning the fees without any description of their maximum amount herein since different criterial terms and conditions apply on a case-by-case basis:	
· Administration Fee, etc.	The fees and costs and expenses payable by the Fund directly and indirectly are as follows and the total will be 1.97% per annum of the Net Asset Value (but if the minimum amount is used, the amount will change) and the performance fee payable to the management company, establishment and offering expenses of the hedge funds and the private equity funds in which the Fund will invest and the administration fee.
· Management Fee	Amount calculated at the rate of 0.03% per annum of the Net Asset Value, subject to a minimum fee of US$ 12,000, which is calculated as at each valuation day
· Trustee Fee	Amount calculated at the rate of 0.02% per annum of the Net Asset Value
· Investment Management Fee	
①Investment Management Fee	Amount calculated at the rate of 1.3% per annum of the Net Asset Value
②Investment Advisory Fee	In principle, the amount calculated at the rate of 10% of a difference between the Net Asset Value of one unit of the beneficiary certificate as at the final date of the fiscal year and the "high water mark" payable to the management company as investment performance fee. The "high water mark" means an amount of higher of (i) the highest amount of the Net Asset Value per on unit of the beneficiary certificate for all of such fiscal years in which the Investment Performance Fee was paid and (ii) 10,500 yen per one unit of the beneficiary certificate (Please see a prospectus in details).

Risks and Fees Related to Monex's Products Described Herein

· Investment Advisory Fee	The Investment advisory company will receive from the Investment Management Company a fee of at the rate of 0.25% per annum of the Net Asset Value of the Fund, the source of which will be Investment Performance Fee. In addition, the Investment Advisory Company will be entitled to receive a performance fee (distribution) which is based upon a certain rate, presently scheduled at 20%, for the newly increased net amount of a single manager trust belonging to the investment of the Fund, out of each single manager trust in which the Fund makes investment. The Investment Advisory Company will pay all or substantial part of the Performance Fee to trading managers of single manager trusts. The single manager trust will pay the 0.25% per annum to the Investment Management Company as Administration Fee.
· Administrator Fee	Amount calculated at the rate of 0.10% per annum of the Net Asset Value, subject to a minimum fee of US$ 30,000 per year
· Custodian Fee	Amount calculated at the rate of 0.02% per annum of the Net Asset Value, subject to a minimum fee of US$7,500 per year
· Distribution Fee	Amount calculated at 0.45% per annum of the Net Asset Value. The distribution company will further entitled to receive reasonable out-of pocket expenses in connection with the services rendered.
Administration Fee and so on of the funds in which the Fund invests payable to hedge funds and private equity Funds in which the Fund investment include administration fee, management fee, performance fee, establishment fee, general administration fee, business fee, collection fee and investment expenses. The hedge funds generally charge 1.5% to 3.0% as administration fee and 10% to 30% as success fee. Private equity funds generally charge 1.5% to 3.5% as basic fee, success fee of 5% to 8% that are 10% to 30% fee at the hurdle rate. These fees vary depending on a particular fund management company. As of the date hereof, we are unable to determine the fee amount, because no hedge funds or private equity funds in which the sub-Fund will invest are not established.	
· Other Fees	In addition to the above, the following fees are payable. These fees are borne indirectly by the Fund as actual cost. When the limit of the amount is not indicted, the conditions of the rates vary depending on the circumstances and therefore, the amount of the Fees (the maximum amount) cannot be fixed: Audit fee, brokerage fee for sale and purchase of securities, and fees for custody overseas.

* For more details, please refer to "Charges and Expenses" in the investment trust explanatory statement (offering memorandum).

Important Matters concerning Premium Hybrid 2006

Please note that the offering of this Fund has ended.

· Risks

Price fluctuation risk: The Fund's scheme is to invest in domestic and foreign shares, bonds, exchanges, futures, derivatives and other instruments via investment to Private Equity Funds and Hedge Funds. Therefore, the aggregate net asset value may decrease due to unexpected changes in economic environment, fluctuation in market price, bankruptcy or deterioration of financial conditions of the issuer or other related companies of the incorporated shares or bonds, and as a result, the investor may lose all or a part of the investment in the Fund. The major investment risks of the Fund include price fluctuation risk, realization risk, liquidity risk and foreign exchange fluctuation risk.

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning [Monex Bonds for Individual Investors]

· Risks

Basically, the market price of yen-denominated bonds fluctuates in accordance with the changes in the base interest rate of the market. The price of bonds will fall if interest rates rise while the price of bonds will rise if interest rates fall. Accordingly, if the bonds are realized before the redemption date, the bonds will be sold at the market price which means that a loss exceeding the original investment may be incurred (loss of invested principal). Furthermore, if the liquidity deteriorates significantly due to changes in the market environment, the sales price of the bonds may be adversely affected since the bonds may become unsaleable.

· Fees

The investors are only liable to pay the purchase price when purchasing the yen-denominated bonds by subscriptions for offering or secondary public offering or by negotiation transaction with the Company, and no transaction fees will be charged. No account management commission will be charged for depositing the yen-denominated bonds in our account.

Important Matters concerning [Monex Bonds for Individual Investors (Type: US Dollar Redemption Upon High Yen)]

· Risks

Price fluctuation risk: Basically, the market price of yen-denominated bonds subject to foreign currency redemption terms fluctuates in accordance with the changes in the base interest rate of the market or the base exchange rate. The price of bonds will fall if interest rates rise and the price of bonds will rise if interest rates fall. In addition, the price of bonds will fall if the yen becomes stronger (weak foreign currency), and the price of bonds will rise if the yen becomes weaker (strong foreign currency). The yen-denominated bonds subject to foreign currency redemption terms is a type of bond whose redemption amount at maturity will be paid in a foreign currency converted at the initial exchange rate if the value of yen becomes higher and the redemption determination rates exceeds the initial exchange rate. Since the characteristics of derivative trading is included in this bond assuming that the bonds will be held until maturity, the price of bond will fluctuate depending on the volatility of the exchange rates.
Accordingly, if the bonds are realized before the redemption date, the bonds will be sold at the market price which may result in a loss of invested principal. The consideration for any sales of bonds before maturity will only be paid in yen. There is no guarantee for the liquidity and marketability of the yen-denominated bonds subject to foreign currency redemption terms, and no definite trading market exists therefor. This means that realization before maturity may be difficult which may adversely affect the sales price of the relevant bonds.
Foreign exchange risk: The full redemption amount payable at the maturity of yen-denominated bonds subject to foreign currency redemption terms will be affected by the exchange rate between yen and foreign currencies, and it may be paid in foreign currency. If the bonds are redeemed in a foreign currency, the yen equivalent of such redemption amount will differ depending on the exchange rate between the yen and foreign currencies effective at the time of redemption. Accordingly, a loss (loss of invested principal) may be incurred due to inability to collect the initial amount of investment which was denominated in yen.

· Fees

The investors are only liable to pay the purchase price when conducting transactions in the yen-denominated bonds subject to foreign currency redemption terms, and no transaction fees will be charged. The exchange rate which is determined by the Company after taking into account the foreign exchange market trends will apply for any exchanges made between yen and foreign currencies when the foreign currency-denominated redemption is made for the yen-denominated bonds subject to foreign currency redemption terms. No account management commission will be charged for depositing the yen-denominated bonds subject to foreign currency redemption terms in our account.

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning World Bank Notes

· Risks

Price fluctuation risk: Basically, the market price of the World Bank Notes fluctuates in accordance with the changes in the base interest rate of the market. The price of bonds will fall if interest rates rise, and the price of bonds will rise if interest rates fall. Accordingly, if the bonds are realized before the redemption date, the bonds will be sold at the market price which means that a loss of the original investment (loss of invested principal) may be incurred. Furthermore, if the liquidity deteriorates significantly due to changes in the market environment, the sales price of the bonds may be materially affected since the bonds may become unsaleable. The base interest rate will fluctuate according to the fluctuation in the policy interest rate determined by central banks of each country, base interest rate of markets (e.g. distribution yield of issued bonds) or lending rate of financial institutions. The price of World Bank Notes are subject to change due to the exchange rate (exchange ratio between yen and foreign currencies), and the yen value of the World Bank Notes will decline if the yen is stronger, and likewise, the yen value of the World Bank Notes will rise if the yen is weaker. Therefore, exchange gain or loss may be incurred from the exchange rate at the time of sale or redemption. If the World Bank Notes are not issued in main currencies such as US dollars and Euro, the fluctuation range of the foreign exchange rate will be wider and the amount of payment converted to yen will dramatically fluctuate compared to US dollars, Euro and other main currencies.

Foreign exchange risk: The World Bank Notes are foreign currency denominated bonds, which means that the yen value thereof will decline if the yen is stronger and likewise, the yen value thereof will rise if the yen is weaker. Therefore, even if the foreign currency denominated value of the World Bank Notes exceeds the invested principal, a loss (loss of invested principal) may be incurred in which the amount of payment which is converted to yen falls below the invested principal. Restrictions on exchange of currencies, if any, may prevent the investors from conducting the conversion to yen or remittance of principal or interest.

· Fees

The investors only have to pay the purchase price when conducting transactions in the World Bank Notes, and no transaction fees will be charged. The exchange rate which is determined by the Company after taking into account the foreign exchange market trends will apply for any exchanges made between yen and foreign currencies upon selling, buying and redemption of the World Bank Notes. No account management commission will be charged for depositing the World Bank Notes in our account.

Important Matters concerning Japanese Government Bonds (JGBs) for Individual Investors

· Risks

JGBs for Individual Investors are highly-safe financial products since the Japanese government will be responsible for the payment of the principal and any interest thereon. However, due to deterioration in the credit standing of Japan, which is the issuer, the payment of principal or interest may be delayed or the Japanese government may become insolvent, and a loss of the amount of original investment may be incurred (loss of invested principal).

· Fees

The investors are only liable to pay the purchase price when conducting transactions in the JGBs for Individual Investors, and no transaction fees will be charged. When the relevant JGBs are realized before maturity, the early realization adjustment amount as calculated below will be deducted from the par value of the sales plus accrued interest.

- 10-year Floating Rate JGBs for Individual Investors (floating rate / 10 years):
  amount equivalent to immediately preceding two (2) payments of each interest (before tax) x 0.8
- 5-year Fixed Rate JGBs for Individual Investors (fixed rate / 5 years):
  amount equivalent to four (4) payments of each interest (before tax) x 0.8

* Please note that the calculation formula for the early realization adjustment as described above will apply to JGBs to be repurchased by the Japanese government on and from April 15, 2008. For realizations made prior to such date, the amount equivalent to each applicable interest (before tax) will apply, so the total amount which the investors receive may fall below the initial investment.

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning "FX"

· ***Risks***

Price fluctuation risk: If the foreign exchange rate fluctuates in a direction that is reverse to the investor's anticipation due to fluctuation in the price of the traded currency (exchange rate) and other factors, a loss exceeding the amount of deposit (initial principal) may be incurred.

Interest rate fluctuation risk: Since the payment and reception of swap points of buying currencies and selling currencies are made in foreign exchange margin trading, a loss (loss of invested principal) may be incurred due to payment of swap points. Since swap points reflect the market interest rate of the traded currency, the swap points will fluctuate upon fluctuation of market interest rate.

· **Fees**

· Monex FX:	For currency trading volume from 1,000 to 9,000: 100 yen per 1,000 currencies For currency trading volume from 10,000 to 1,000,000: 50 yen per 1,000 currencies
· Monex FX pro:	Trade amount (currency trading volume x trading exchange rate x yen conversion rate) x 0.001

· ***Deposit (margin)***

· Monex FX:	Margin within the range of JPY 5,000 - 20,000 is required per 1,000 currencies depending on the exchange rate of the traded currency
· Monex FX pro:	Trading volume x TTM (middle rate of TTB and TTS) x 0.05

January 29, 2008

Financial Results of
3Q of Fiscal Year Ending March 31, 2008

Monex Beans Holdings, Inc.

This is an English translation of Japanese presentation material prepared for IR conference held on the date above; it includes the information on consolidated financial summary under Japanese GAAP. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement is always controlling.

Forward-looking Statements

Statements made at this presentation and in this material include forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business and the industry. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations and plans, identify strategies, contain projections of results of operations and of our financial condition, and state other "forward-looking" information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from expected results contained in any forward-looking statements. Potential risks and uncertainties include, without limitation, our ability to continue to attract and retain customers and their assets; our ability to make our operations profitable; changes in the demand for brokerage services in Japan; our ability to continue to expand and maintain our computers and electronic systems and to avoid failures of these systems; and our ability to maintain our relationship with our founding shareholders. This does not correspond to US GAAP.

Important Matters Concerning Product-related Risks

This material is explanatory material on financial results of Monex Beans Holdings, Inc. ("MBH"). The descriptions herein concerning the products, services, etc. which are handled by Monex, Inc. ("Monex"), which is one of the Company's subsidiaries, are made only for disclosure purposes and are given to describe matters which are required for providing specific explanations concerning the Company. Therefore, this material is not intended to recommend or solicit readers to buy and sell securities, or to conduct any derivative transactions or other transactions.

Any party who wishes to actually commence trading of products handled by Monex must open an account in advance, and may incur designated fees and/or expenses for the relevant trading. Each of the traded products may suffer a loss to the invested principal due to fluctuation of price and other factors. In addition, the investors may be required to pledge a designated amount of margin deposits upon conducting margin trading, futures and option transactions or foreign exchange margin trading. There is a risk that the investor may suffer losses exceeding the amount of margin deposits (initial investment) provided for such trading.

For more details concerning the important matters such as the products and services offered by Monex and the fees or risks associated with each product, please refer to Monex's website at http://www.monex.co.jp/.

Our Business Principles

- PURSUING SPIRIT OF INNOVATION

We will constantly strive to pioneer new fields in finance and propose new approaches to managing money.

- STAYING CUSTOMER FOCUSED

We believe that the best guide to our corporate activities is the voice of our customers.
With this guide, we will continue to create financial services truly needed by individuals.

- CHALLENGING FOR THE BEST

We will continue to provide the best products and services for our customers always thinking outside the box.

Table of Contents

1. Financial Results

2. Business Strategy and Future Development

3. To our Shareholders

4. Appendix

Financial Highlights

■3Q of FYE Mar. 31, 2008 Financial Highlights

◆ Net operating revenues	6,937 million yen	-1.7% from 2Q of FYE Mar. 31, 2008
•Brokerage commissions	4,022 million yen	-3.3% from 2Q of FYE Mar. 31, 2008
•Mutual fund business revenues(*1)	631 million yen	-7.5% from 2Q of FYE Mar. 31, 2008
◆SG&A	3,471 million yen	-2.4% from 2Q of FYE Mar. 31, 2008
•Advertising expenses	176 million yen	-33.3% from 2Q of FYE Mar. 31, 2008
•Data processing cost	950 million yen	-7.6% from 2Q of FYE Mar. 31, 2008
◆Ordinary income and net income		
•Ordinary income	3,441 million yen	+0.2% over 2Q of FYE Mar. 31, 2008
•Net income	1,902 million yen	-2.6% from 2Q of FYE Mar. 31, 2008
◆Key performance indicators		
•ROE (annualized)	17%	-1pt from 2Q of FYE Mar. 31, 2008
•Profit margin (Operating income / Net Operating revenues)(*2)	50%	±0pt from 2Q of FYE Mar. 31, 2008

■3Q of FYE Mar. 31, 2008 Overview of the Japanese Stock Market

- Nikkei 225 Average - 8.8% from Sep. 28, 2007
- Trading Value(*3) - 5.6% from 2Q of Mar. 31, 2008

(*1) Sales commissions and agency fee
(*2) Profit margin(stated in this material) is calculated as Operating income / Net operating revenue(not operating revenue)
(*3)Total Trading value of individual investors in 4 Japanese major markets

Financial Summary : 2Q of FYE Mar. 31, 2008 vs. 3Q of FYE Mar. 31, 2008

(in million yen, %)

	2Q of FYE Mar. 31, 2008 (Jul. 2007-Sep. 2007)	3Q of FYE Mar. 31, 2008 (Oct. 2007-Dec. 2007)	Change
Operating Revenues	7,716	7,979	3.4 %
Net Operating Revenues	7,059	6,937	-1.7 %
SG&A	3,558	3,471	-2.4 %
Operating Income	3,501	3,466	-1.0 %
Ordinary Income	3,433	3,441	0.2 %
Net Income	1,953	1,902	-2.6 %
EBITDA*	3,473	3,443	-0.8%

*EBITDA : Net Income + Interests (excluding Financial expenses relating to Margin trading business) + Taxes + Depreciation + Amortization

(in million yen, %)

	2Q of FYE Mar. 31, 2008 (as of Sep. 30, 2007)	3Q of FYE Mar. 31, 2008 (as of Dec. 31, 2007)	Change
Total Assets	336,840	365,962	8.6 %
Shareholders' Equity	44,560	44,793	0.5 %

(For reference : Monex, Inc.)

Capital Adequacy Ratio	378.3 %	370.5 %	-

Financial Summary : 3Q of FYE Mar. 31, 2007 vs. 3Q of FYE Mar. 31, 2008 (in 9 months)

(in million yen, %)

	3Q of FYE Mar. 31, 2007 (Apr. 2006-Dec. 2006)	3Q of FYE Mar. 31, 2008 (Apr. 2007-Dec. 2007)	Change
Operating Revenues	24,587	23,725	-3.5%
Net Operating Revenues	23,120	20,869	-9.7%
SG&A	10,760	10,584	-1.6%
Operating Income	12,360	10,284	-16.8%
Ordinary Income	12,387	10,228	-17.4%
Net Income	7,125	5,758	-19.2%
EBITDA*	12,226	10,230	-16.3%

*EBITDA : Net Income + Interests (excluding Financial expenses relating to Margin trading business) + Taxes + Depreciation + Amortization

(in million yen, %)

	3Q of FYE Mar. 31, 2007 (as of Dec. 31, 2006)	3Q of FYE Mar. 31, 2008 (as of Dec. 31, 2007)	Change
Total Assets	361,496	365,962	1.2%
Shareholders' Equity	45,000	44,793	-0.5%

(For reference: Monex, Inc.)

Capital Adequacy Ratio	392.0%	370.5%	-

Financial Summary : Financial Highlights (Quarterly Trend)

■Net operating revenues and Operating Income


million yen
billion yen
Total Trading Value
of Individual Investors
in 3 major stock exchanges and JASDAQ
(Average per business day)(right)
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1,600
1,400
1,200
1,000
800
600
400
200
0
Net operating revenues (left)
Operating income (left)
7,086
3,537
7,978
4,198
6,871
3,317
7,059
3,501
6,937
3,466
3Q of FYE Mar.31, 2007
4Q of FYE Mar.31, 2007
1Q of FYE Mar.31, 2008
2Q of FYE Mar.31, 2008
3Q of FYE Mar.31, 2008

■ROE (Annualized)


60%
50%
40%
30%
20%
10%
0%
19%
21%
17%
18%
17%
3Q of FYE Mar.31, 2007
4Q of FYE Mar.31, 2007
1Q of FYE Mar.31, 2008
2Q of FYE Mar.31, 2008
3Q of FYE Mar.31, 2008

ROE＝(Quarterly net income × 4) ÷ ((FY beginning shareholders' equity + FY ending shareholders' equity) ÷ 2) × 100

■Annual Trend of Dependency on Brokerage revenue(*)


Dependency on brokerage revenue is decreasing steadily.
100%
80%
60%
40%
20%
0%
86%
83%
79%
FYE Mar. 2006
FYE Mar. 2007
1Q-3Q of FYE Mar. 2008

Dependency on Brokerage revenue =
(Brokerage commission + Financial Income) / Net operating revenue

Financial Summary: Profit Margin and Cost Structure

■Profit Margin (Operating income/ Net Operating revenues)*


60%
50%
40%
30%
20%
10%
0%
50%
53%
48%
50%
50%
3Q of FYE Mar.31, 2007
4Q of FYE Mar.31, 2007
1Q of FYE Mar.31, 2008
2Q of FYE Mar.31, 2008
3Q of FYE Mar.31, 2008

■SG&A


million yen
10,000
7,500
5,000
2,500
0
3,548
3,779
3,554
3,558
3,471
3Q of FYE Mar.31, 2007
4Q of FYE Mar.31, 2007
1Q of FYE Mar.31, 2008
2Q of FYE Mar.31, 2008
3Q of FYE Mar.31, 2008

■Cost Structure (Oct. 2007 - Dec. 2007)


Strategically controllable costs
Fixed costs and costs correlated to the number of accounts
Commission to stock exchange etc.
System related costs** 41%
Information costs 12%
Personnel costs 20%
Others 10%
Highly correlated to the log-in numbers of customers
Communication expenses and freight expenses etc.
Fixed costs 71%
Semi-variable costs 12%
Variable costs 17%

**System related costs = Rental and maintenance + Data processing and office supplies + Amortization and depreciation

Financial Summary: Quarterly Trends in Income Statement

(in million yen)

	FYE Mar.31, 2007				FYE Mar.31, 2008		
	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Brokerage commissions	6,023	4,687	4,504	5,395	4,228	4,160	4,022
Underwriting and distribution commissions	61	58	286	32	19	77	5
Subscription and distribution commissions	281	81	204	345	322	302	222
Other commissions	820	856	832	903	886	1,180	1,104
Margin forex trades commissions	506	475	434	417	398	631	514
Mutual funds agency commissions	154	203	234	296	353	395	414
Others	159	178	163	189	134	153	175
Net gain on trading account	21	72	- 13	40	32	9	107
Net gain on operating investments	-	-	-	-	-	- 14	- 20
Financial income	2,051	1,651	1,864	1,872	2,479	1,947	2,447
Other operating revenues	75	89	75	66	61	52	89
Operating revenues	9,335	7,496	7,755	8,657	8,029	7,716	7,979
Financial expenses	430	366	669	678	1,158	656	1,041
Net operating revenues	8,904	7,129	7,086	7,978	6,871	7,059	6,937
Selling, general and administrative expenses	3,730	3,481	3,548	3,779	3,554	3,558	3,471
Operating income	5,174	3,648	3,537	4,198	3,317	3,501	3,466
Ordinary income	5,229	3,632	3,525	4,300	3,354	3,433	3,441
Quarterly net income	2,944	2,054	2,125	2,409	1,902	1,953	1,902

Financial Summary : Quarterly Trends in SG&A

(in million yen)

	FYE Mar.31, 2007				FYE Mar.31, 2008		
	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Transaction-related expenses	1,661	1,551	1,482	1,532	1,361	1,310	1,151
Commissions paid	237	219	214	217	231	248	245
Exchange and association dues	236	192	189	215	180	168	178
Communication, freight and information expenses	593	563	563	627	597	608	522
Advertising expenses	580	554	492	454	333	264	176
Others	13	21	21	17	18	21	28
Compensation and benefits	669	592	598	607	657	647	692
Rental and maintenance	191	184	236	236	262	235	371
Data processing and office supplies	916	908	953	1,051	1,007	1,075	981
Data processing	888	870	922	1,014	979	1,027	950
Office supplies	28	37	30	36	28	47	31
Amortization and depreciation	19	21	22	34	56	61	73
Taxes other than income taxes	63	54	56	71	62	60	60
Provision for allowance for doubtful receivables	47	18	- 12	85	0	1	1
Other operating expenses	160	150	211	159	146	165	138
Selling, general and administrative expenses	3,730	3,481	3,548	3,779	3,554	3,558	3,471

Comparison Analysis : Revenues/SG&A per Customers' Assets in Custody


(Annualized)
Direction : Low cost / portfolio management-oriented business
1. Revenues per customers' assets in custody
Continue to grow equity brokerage business, and intensively strengthen managed assets business including mutual fund business
↓
Promote the increase and diversification of customers' assets in custody and accomplish the expansion and stability of revenues
(Dependency on brokerage business will go down and revenues per customers' assets will gradually decrease)
2. SG&A per customers' assets in custody
Control the increase of SG&A, compared to the increase of customers' assets in custody
Target
Revenues per customers' assets in custody 1.0%
SG&A per customers' assets in custody 0.4%
Operating margin 60%
Matsui (Consolidated) 2Q of Mar. 2008
Rakuten Securities Holdings (Consolidated) 2Q of Mar. 2008
Mitsui Sumitomo FG (Consolidated) 2Q of Mar. 2008
MUFG (Consolidated) 2Q of Mar. 2008
kabu.com (Unconsolidated) 2Q of Mar. 2008
SBI E*trade (Consolidated) 2Q of Mar. 2008
Mizuho FG (Consolidated) 2Q of Mar. 2008
MBH (Consolidated) 3Q of Mar. 2008
MBH (Consolidated) 2Q of Mar. 2008
Daiwa (Non-consolidated) 2Q of Mar. 2008
Nomura (Non-consolidated) 2Q of Mar. 2008
Nikko Cordial (Non-consolidated) 2Q of Mar. 2008
3 major offline brokers
Mega-bank groups
Online brokers
MBH
Revenues per customers' assets in custody
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
0.0%
0.2%
0.4%
0.6%
0.8%
1.0%
1.2%
1.4%
1.6%
1.8%
SG&A per customers' assets in custody
(Annualized)

MUFG, Mizuho FG and SMBC : Customers' assets in custody = Total assets, Operating revenues = Gross profits, SG&A = General and administrative expenses

Source : Each company's IR data

1. Financial Results

2. Business Strategy and Future Development

3. To our Shareholders

4. Appendix

Mission Statement

- Take position as an integrated financial service provider for individual investors, not just as an online brokerage firm
- Propose products and services to investors who are not active traders seeking market conditions
- Offer comprehensive products and services with "World Class Quality"
- Strengthen "Products Origination Capability"
- Realize an "Intelligence Infrastructure" that provides advice on investment in addition to stable system infrastructure and wide product/service lineup
- Pursue less operating cost and establish a portfolio management-oriented business
- Be ready for the deregulation such as removal of barriers on financial sectors by leveraging the holding company structure
- Pursue business globally, not limiting our business boundaries to Japan
- Empower investors education and enhance financial literacy

The Monex Group


MBH
Monex Beans Holdings, Inc.
(As of January 29, 2008)
Business Incubation
M&A Advisory
Asset Management
Securities Company
Investment Education
Overseas subsidiary and office
MAI
Monex Alternative Investments, Inc.
Providing the Best Alternative Investment Products to Individual Investors
(Investment Ratio) MBH : 55%
Asuka Asset Management: 45%
MONEX
Monex, Inc.
Premium Online Financial Institution
(Investment Ratio) MBH : 100%
Monex University, Inc.
Investor Education for all Individuals
(Investment Ratio) MBH : 70%
Toyota Financial Service: 10%
Kodansha: 10%
Net-Learning: 10%
WRHAMBRECHT&CO JAPAN
M&A Advisory Service
Aspiring to Introduce a New IPO
(Investment Ratio) MBH : 56.9%
WR Hambrecht+Co : 16%
ZenShin Capital Partners II : 11.1%
DBJ Value Up Fund : 11.1%
Others : 4.9%
MBH America, Inc.
Research in the global financial industry
(Investment Ratio)
MBH : 100%
R&D of Algorithm Trading
trade-science
Trade Science Corporation
Next Generation Asset Management utilizing Artificial Intelligence
(Investment Ratio) MBH : 34%
Life Insurance
NetLife
Net Life Planning Co., Ltd.
Planning and Preparation of Life Insurance Business
(Investment Ratio) MBH : 24.9%
Alliance with Bank
イーバンク銀行 eBANK Corporation
(Investment Ratio) MBH: 4.90%
MBI
Monex Business Incubation, Inc.
Discovery and Incubation of New Businesses
(Investment Ratio)
MBH : 100%
Beijing Representative Office
Developing business opportunities in China

Current Environment Recognition

■ Increasing Asset Management by Individuals

◆ With Japanese population having started to decline and economic growth slowing down, people trust less in sustainability of life security systems such as pension plans, lifetime employment, and retirement packages

◆Proactive investment by individuals has gradually increased while currency & deposits have decreased
→Our role towards contributing is expanding

Financial Assets Held by Households (End of Sep.2007)



Bonds 2.9
Investment Trusts 5.0
Private Equities 4.8
Others 4.2
Japan
Currency & Depo 50.2
Shares 6.5
Insurance & Pension Reserves 26.4
Others 3.2
United States
Currency & Depo 15.8
Investment Trusts 11.5
Shares 13.4
Private Equities 17.6
Insurance & Pension Reserves 31.0
0%
20%
40%
60%
80%
100%

Source: Research and Statistics Department of Bank of Japan, The Federal Reserve Board, United States

■Regulatory Changes and Increasing Competition

◆ Previously there was not much competition in the financial industry, nor much difference in services and investment return results regardless of the chosen financial institution

◆Under the Financial Instruments and Exchange Law, intra-industry borders among financial institutions shall rapidly fade out and competition shall increase



60%
55%
50%
45%
Ratio of Cash and Deposit in Japanese Households
2002 2003 2004 2005 2006 2007



20%
15%
10%
5%
Ratio of Bonds, Mutual Funds, Shares, and Equities in Japanese Households
2002 2003 2004 2005 2006 2007

■Strong Needs for Investment Products and Services

Japanese households are expected to shift deposits to investment.
American households have increased mutual fund's share and decreased corporate equity's share since 2000

Investment products such as mutual funds, SMA, and bonds shall be requisite in addition to stock brokerage services

Shares of Corporate Equtiy and Mutual Funds among Financial Assets Held by Households and Nonprofit Organization



30%
25%
20%
15%
10%
5%
0%
Share of Corporate Equity
Share of Mutual Funds
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Source: The Federal Reserve Board, United States

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries.
Please see the end of this document for more details on the fees and risks of the products described herein.

Monex's Business Model

- ◆Asset management business shall be a major growth field rather than stock brokerage services
- ◆Gain competitive advantages by not only distributing investment products online at low cost but also originating high-quality products for individual investors

⇨ Aspring to be **an Online Investment Bank**
(an online financial service provider with investment banking functions)

Focus on building a framework and recruiting talented professionals to realize Monex's business model.

Aspect of an Investment Bank

Originating unique original products by highly-skilled professionals

\+

Aspect of a Integrated Online Financial Institution for Individuals

Providing various products at low cost utilizing cutting edge IT


《 Monex's Model 》
Issuers of Stocks and Bonds/ Investment Management Firms
Securities Exchange
Product Origination
Securities Brokerage
"Investment Bank"
Monex
"Integrated Online Financial Institution for Individuals"
Sell high quality products directly to Retail Investors
Securities Brokerage with sophisticated services backed by stable systems
Retail Investors
《 Existing Securities Firms' Model 》
Issuers of Stocks and Bonds/ Investment Management Firms
Securities Exchange
Product Origination
Securities Brokerage
Investment Banks
Retail Securities Firms
Sell premiere products to Institutional Investors
Sell mediocre products to Retail Investors
Institutional Investors, such as Banks and Insurance Companies
Retail Investors

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries.
Please see the end of this document for more details on the fees and risks of the products described herein.

Current and Future Structure of Revenues and Customers' Assets by Product

■Resetting a new mid/long-term business goal. Strengthen mutual fund business and diversify revenue sources

【Current Structure (1Q-3Q of FYE Mar. 2008)】


Net operating revenues
Fixed income and FX 8%
Underwriting 1%
Others 2%
Managed assets (Mutual funds, etc.) 10%
Financial income 19%
Brokerage commission revenues 60%


Customers' assets in custody
Bonds 2%
Others 20%
Managed assets (Mutual funds, etc.) 11%
Equities 67%

Direction of Each Business Line

1.Stock Brokerage Business
- Providing value-added services (Stock lending, enhanced trading tools, etc.)
- Expanding business as a main revenue source

2. Managed Assets Business (Mutual funds, Alternative Investments, SMA, etc.)
- Second largest revenue source
- Along with the expansion of the mutual fund market, increase market share by providing differentiated products
- Originating/providing innovative products such as alternative investments, algorithm trading-related products, etc.

3. Fixed Income and FX Business
- Fixed income business
  Enhance origination capability
  Expand customer base over the long-term
- FX business
  Provide high quality service and compete with FX companies

4. Investment Banking Business
- Continuously obtaining lead manager mandates through reinforcement of organization
- Strengthening the revenue source of the underwriting business by entering into M&A advisory business, etc

【Future Structure】


Net operating revenues
Investment Banking (Underwriting) 3%(+2 points)
Others 1% (-1 point)
Fixed Income and FX 11% (+3 points)
Managed assets (Mutual funds, etc.) 26%(+16 points)
Brokerage commission revenues 49% (-11 points)
Financial income 10% (-9 points)


Customers' assets in custody
Others 15%(-5 points)
Equities 41% (-26 points)
Bonds 7% (+5 points)
Managed assets (Mutual funds, etc.) 37% (+26 points)

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Stock Brokerage Business: Keeping market share and expanding services

■Keeping Market Share

◆Average market share for 3Q of FYE 2008 : 7%

・1% increase in market share compared to 1H of FYE 2008



Weekly TOPIX index and Monex Share
TOPIX
Monex Share
1,900
1,800
1,700
1,600
1,500
1,400
9.00%
8.50%
8.00%
7.50%
7.00%
6.50%
6.00%
5.50%
5.00%
4.50%
4.00%
2007/04
2007/05
2007/06
2007/08
2007/09
2007/10
2007/12

Market share:
Monex Trading Value／Retail Trading Value of 3 major stock exchanges and Jasdaq

■For Further Growth

- ◆Foreign ETF trading in preparation
- ◆Cell-phone trading application in preparation
- ◆Improving original trading tool, "Monex Trader"

■Improvement and Enhancement of Services

◆Increase of unique trading tool "Monex Trader" users

・Tool users are shifting to "Monex Trader"



Number of Users:31,156 (of which 2,767 are Advanced Version Users)
(Users)
Normal Ver.
Advance Ver.
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2007/05
2007/06
2007/07
2007/08
2007/09
2007/10
2007/11
2007/12

◆Expansion of stock lending services

・Continuous increase in accounts



Number of Accounts and Outstanding Balance
(Billion yen)
(Number of accounts)
Outstanding balance
The number of accounts
180
160
140
120
100
80
60
40
20
30,000
25,000
20,000
15,000
10,000
5,000
0
2006/09
2006/12
200703
2007/06
2007/09
2007/12
Decline due to closing date of shareholder's benefit registration

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Fixed Income Business :
Providing original and popular products to expand customer base

■Meeting Market Trends and Customer Needs

◆**Taking initiative in origination to promote development of products that meet customer needs**

◆**"Monex Short-term Notes for Individuals" Series**
Continuously issuing notes

・Short-term Euro yen notes 3 Months, 1.0% [APR]
(Issued 7 times, a total of 26billion yen by the end of 2007)
・Short-term Euro yen structured notes 1-2 Months
(Issued 3 times, a total of 1.5 billion yen by the end of 2007)

◆**Enhancement of note information on the website**

・Information on products and current note price added

債券 → 債券

銘柄名称	発行日 償還日	利払日	利率 %/年	購入単価 購入為替 (通貨)	参考単価 参考為替 (通貨)	額面 評価額(円)
個人国債10年 1 □詳細	2003/03/10 2013/03/10	03/10 09/10	1.01	100.00 --- (JPY)	100.00 --- (JPY)	100,000 100,000
世界銀行 NZドル 6.36% 2008.11.10 → 詳細	2006/11/09 2008/11/10	05/10 11/10	6.36	100.00 78.31 (NZD)	97.82 85.21 (NZD)	1,000 83,352
世界銀行 米ドル ゼロクーポン 2016.7.27 → 詳細	2006/07/27 2016/07/27		-	61.00 116.53 (USD)	69.17 107.78 (USD)	1,000 74,551

◆**Offering a variety of currencies**

・Providing investment diversification opportunities by offering a variety of currencies
Currencies offered for 3Q of FYE 2008 :
JPY, USD, AUD, NZD, ZAR

■Effects of "Monex Short-term Notes for Individuals"

◆ **New money and cross-sell analysis**
・Account activities of "Monex Short-term Notes for Individuals" #1-#4

	New cash ratio	Withdrawal ratio
Monex Short-term Notes for Individuals #1 / #2	37.3%	24.3%
#3	46.8%	31.3%
#4	54.1%	35.5%

New cash ratio : The smaller of the amount of money deposited and the amount of the notes purchased by each purchaser / the total amount of notes purchased
Withdrawal ratio : The smaller of the amount of redemption and the amount of disbursements (bank transfer and ATM withdrawals) within a week from each redemption by each holder / the total amount of the redemption

・Cross-sell analysis (Monex Short-term Notes for Individuals #1-#4)


60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
51.2%
31.4%
29.3%
3.6%
16.2%
1.3%
Focus on action to selling other products, mainly investment trusts
MBH notes
MRF et al.
Disbursement
Investment trusts
Shares
Others

MBH notes : Total amount of "Monex Short-term Notes for Individuals" purchased during offering period / Total redemption amount
MRF : Total amount of accounts in MRF without purchase or withdrawal 10 business days from each redemption / Total redemption amount
Disbursement : Total amount of disbursements (bank transfers and ATM withdrawals) within 10 business days from each redemption / Total redemption amount
Mutual Funds : Total amount of mutual fund purchased within 10 business days from each redemption / Total redemption amount
Stocks : Total amount of stocks purchased within 10 business days from each redemption / Total redemption amount
Others : Total amount of transfer to FX,FX-pro or margin trading within 10 business days from each redemption
※Above figures are simple sums of each item during each period, and will not sum up to 100%

Fixed Income Business

■For Further Growth

◆Expanding customer base by offering "Monex Short-term Notes" continuously

◆Focusing on cross selling by providing information on various investment products at time of redemption

◆Planning to distribute already-issued notes online to make bond investing more convenient

◆Supporting customers' continuous bond investment

- Informing customers of services after redemption over e-mails and message boards
- Arranging bonds in the same currency as redemption bonds

◆Providing new types of structured bonds and original products

- Expanding currency variation
- Enhancing bond information
- Adding bond education contents and risk explanation

FX Business

■Stable Growth despite Volatile Market

◆Number of Accounts and Trading Value


(Accounts)
(Billion yen)
Number of Accounts (Left)
Trading Value (Right)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
1,000
900
800
700
600
500
400
300
200
100
2007/01
2007/03
2007/05
2007/07
2007/09
2007/11

- Accounts continue to increase due to commission cut in April 2007. Despite volatile market, trading value maintains increasing trend

◆Stable Revenue Income


(Million yen)
800
700
600
500
400
300
200
100
0
Half Commission Campaign Jan.29, 2007-April 27, 2007
Modified commission to half in April 2007
1Q of FYE 2007
2Q of FYE 2007
3Q of FYE 2007
4Q of FYE 2007
1Q of FYE 2008
2Q of FYE 2008
3Q of FYE 2008

- Revenue income remains stable despite commission cut due to increase in trading value.

Mutual Fund Business : No.1 online mutual fund sales

■Strengthen Product lines and Services to Expand Mutual Fund Balance

◆**Sales volume and balance**

Total Sales amount of equity mutual funds (Oct.- Dec.2007) : **approx. 81.8 billion yen**

Total Assets in custody (MRF excluded) as of Dec.2007 : **approx. 213.9 billion yen**

⇒Increase of approx. 44 % compared to the same period last year

◆ **13 new funds to add variety to our product line**

– Index-type, environment / resource-related, commodity, etc. Selecting funds based on our customers' needs or from attractive fields of products to support their internationally diversified investments

◆ **Front-end fee cash back for winter bonus campaign**

■For Further Growth

◆Realizing a diversified and comprehensive product line-up by developing original funds to meet customers' needs

◆Introducing contents and tools to support customers' selection of funds and portfolio analysis

◆Developing original services by strengthening interface such as adding new order and search functions

◆Enhancing trading tools and investment information

■Top-class Online Mutual fund Sales

◆**Hold the top position in online mutual fund sales**


(billion yen /assets)
Assets in custody by category and Monthly Sales Volume
(billion yen /sales volume)
Domestic Bond
Domestic Equity
Global Bond
Global Equity
Balance
Monthly Sales Volume
250
200
150
100
50
0
45
40
35
30
25
20
15
10
5
0
2005/11 2006/01 2006/03 2006/05 2006/07 2006/09 2006/11 2007/01 2007/03 2007/05 2007/07 2007/09 2007/11

※Total Assets in custody: MRF excluded ※Sales volume: Sum of equity mutual fund sales

Online sales performance of 5 online brokers and 6 banks (From Oct.2006 to Sep.2007)


(billion yen)
250
200
150
100
50
0
Jul.2007-Sep.2007
Apr.2007-Jun.2007
Jan.2007-Mar.2007
Oct.2006-Dec.2006
Monex, Inc.
SBI E*trade
Shinsei Bank
Kabu.com
SMBC
BTMU
Rakuten
Risona
Orix
Mizuho

Source: Kinzai Institute for Financial Affairs, Inc.

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Alternative Investment Business: Providing well performing funds

■Expansion of Investment Management Business

◆**Premium Hybrid 2007**

- Investment for Premium Hybrid 2007 to start on January 18, 2008
- Premium Hybrid 2007 is a second fund of the series following last year's Premium Hybrid 2006. The Premium Hybrid series is a hybrid fund of private equity funds and hedge funds with a management horizon of 10 years
- The fund plans to focus on clean-technology funds, distressed funds and emerging market funds, in addition to traditional buyout fund



Investment Manager : Monex Alternative Investments (MAI)*
Investment Advisor : HFR Asset Management
Distributor : Monex, Inc.

*Financial Instruments Firms: Director General of the Kanto Local Financial Bureau Registration Number 1078
A Member of Japan Securities Investment Advisors Association

◆**Marketing to New Client Base**

- Started marketing institutional investors such as pension funds for mandate in discretionary investment management business, in addition to the alternative investment business for individual investors

■Alternative Investment Products

◆**Asia Focus** (AUM 9.7 billion yen as of Dec.2007)

- Provides absolute return with rigorous risk management by diversifying investment into HF of Japan and Asia from JPY100,000 (approx. $900)
- 5.6% YTD (Jan-Nov) return for 2007, Sharpe Ratio 1.18

Investment Manager: Fullerton Fund Management Co. Ltd.
Investment Advisor: MAI

◆**China Focus** (AUM 6.4 billion yen as of Dec. 2007)

- Provides access to the restricted RMB based China A shares through QFII and diversifies investment into Mainland China, Hong Kong and Taiwan from JPY100,000 (approx. $900)
- 37.6% Return for 2007, Sharpe Ratio 2.87

Investment Manager: Fullerton Fund Management Co. Ltd.
Investment Advisor: MAI

◆**Premium Hybrid 2006**

- Enabled diversified investment into world-class private equity funds and hedge funds from JPY500,000 (approx. $4,600)

Private Equity Funds Subscribed by PH2006
Thomas H. Lee Equity Fund VI, L. P.
J.C. FLOWERS II L. P.
Carlyle Japan Partners II L. P.
Blackstone Capital Partners V L.P.
J-STAR No.1 Investment Limited Partnership

Note: This document is prepared for the Company's disclosure purposes only, and does not recommend or solicit the products and services of the Company's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Investment Banking Business :

M&A advisory services started and synergy with IPO underwriting business expected

■IPO Underwriting Business

IPO League Table
(3Q of FYE March 2008)

[illegible]	[illegible]	[illegible]
1	Nomura	44
1	Daiwa SMBC	44
1	Mitsubishi UFJ	44
1	SBI E*TRADE	44
5	Shinko	42
6	Monex	29
6	Mizuho Investors	29
8	Takagi	28
9	Nikko Citigroup	26
10	Ichiyoshi	25
10	Okasan	25

Value of IPO Deals
(hundred million yen)


120
100
80
60
40
20
0
■4Q
■3Q
□2Q
□1Q
9.2
4.0
7.7
17.3
9.9
7.6
12.2
3.3

◆ **Improving IPO track records**

- 37.6% in participation of all IPOs
- IPO underwriting amount :1.6 billion yen (13th place amoung all securities companies)
- Continuous efforts as an online investment bank such as early stage approach towards pre-IPO companies and proposals on how to make quality individual shareholders to increase existence in major deals

◆ **Activities by the China Capital Market Department**

- Research on unlisted Chinese companies aiming for listing on the Japanese markets and supporting their IPO
- Support post-IPO Chinese companies' Investor Relation (IR) activities through seminars and online events targeting individual investors
- Aiming to acquire Chinese and other Asian M&A deals in cooperation with WR Hambrecht & Co Japan, Inc.

■M&A Advisory Business

WR HAMBRECHT & CO JAPAN http://www.wrh.co.jp/

◆Starting M&A advisory services

As part of the reinforcement of the investment banking function of MBH, WRH Japan starts the M&A advisory business. WRH Japan will cover all M&A processes and will provide advisory services ranging from planning, execution, and post merger integration.

◆Synergy with the IPO underwriting business

WRH Japan will provide M&A advisory services for pre-IPO companies as well as post merger management in collaboration with the Investment Banking Division of Monex, Inc.

◆Continuous research to implement OpenIPO®

WRH Japan will also continue the research and study of OpenIPO®, a price-setting mechanism for IPOs using the Dutch auction method, with the view of implementing it in Japan.

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries.
Please see the end of this document for more details on the fees and risks of the products described herein.

Other Financial Businesses, etc.

■Life Insurance Business

NetLife http://www.netseiho.com/

◆**In December 2007, Net Life Planning Co., Ltd. issued new shares to third parties, totaling 5.98 billion yen**

<Shareholders after capital increase (Capital: 4 billion yen)>

・Monex Beans Holdings, Inc.	24.95%
・Asuka DBJ Investment LPS	24.95%
・Mitsui Corporation	19.16%
・Shinsei Bank, Ltd.	12.97%
・Seven & I Holdings Co., Ltd.	12.97%
・RECRUIT Co., Ltd. (new shareholder)	5.00%

◆**Consulting with FSA on life insurance license**

◆**Planning to establish a life insurance company and begin services in Spring 2008**

- Planning to develop simple and easy-to-understand products to meet consumers' needs
- Developing unique web site with simulation tools
- Developing open channels in alliance with price comparison site

■Alliance with eBANK

◆**Promoting financial instruments intermediary**

September 2007

・Started financial instruments intermediary business

Introducing stocks, IPO/PO stocks on eBANK financial entertainment website "efantasia"

・Started "eBANK easy deposit service"

October 2007

・Started offering of mutual funds and Japanese government bonds for individual investors

・Started "eBANK easy deposit service" on mobile

November 2007

・Extended account opening campaign until February 2008



◆**For Further Growth**

・Aiming to develop a more convenient settlement function

・Planning to provide instant withdrawal service

・Planning a new service that enables clients to purchase foreign bond using the balance of foreign currency deposit, and vice versa

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Topics

■ "Kabu-Robo" Project

trade-science http://www.kaburobo.jp/

"Kabu-robo" (Automated stock trading program) Project

Investment services by "cyber fund managers"

◆Result of actual stock trading test of 500 million yen by 10 Kabu-Robos who won the Kabu-Robo contest held by Trade Science (from Feb.20, 2007 to Aug.20, 2007) : **TOPIX +3.56%**

◆Simulation of Kabu-Robo contest continues

- Participants exceeded 17,000 in total
- Cooperating with related academic societies in Japan
- New "cyber fund manager" candidates being selected

◆Introducing products and services using Kabu-Robos in preparation

- Trading signal delivery service
- SMA/Wrap account and mutual funds



■ Contact Center (Monex, Inc.)

◆Monex, Inc. to open a Contact Center in Hachinohe City, Aomori Prefecture

- Spring 2008: Initial employment of approx. 20 people
- Autumn 2008: Start transferring the contact center function from Tokyo
- In approx. 2 years: Complete the overall shift of the contact center to Hachinohe City

◆Industry-Academia-Government Collaboration

- Preparing to offer a course at Hachinohe University
- Office and employment will be supported by Hachinohe City and Aomori Prefecture

◆Developing a high quality and next generation contact center featuring advice engine

- Foster human resources upon industry-adademia-government collaboration
- Aim to establish a sustainable hiring system through education collaboration


Hachinohe, Aomori
Support for academic collaboration
Academia
Support for office and employment
Educated candidate
Job creation
Monex
Lecturers, etc.

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Overseas Business: Extending business to other growing markets overseas

■Establishment of Beijing Representative Office

◆Objectives

- Research on Chinese financial market and financial trends
- Investigation on start-up of financial related businesses in China
- Investigation on introduction of Chinese financial products to Japan

◆Background

- The Monex Group has a good track record in China related business such as supporting of Chinese companies to go public in Japanese markets.
- Under the rapid globalization of financial businesses, MBH has considered to expand its business to growing markets outside Japan. Consequently, MBH has decided to open a local office in Beijing aiming to develop business opportunities in China, which is close to Japan geographically with historical relationship and whose economic growth is remarkable.

◆Future Plan

- MBH intends an early start-up of business in China based in Beijing

■Businesses of MBH America (our U.S. subsidiary)

◆Research into the most advanced financial products and the global financial industry

- With a view to improving risk adjusted returns for the customers at Monex, MBH America ("MBHA") gathers information on ever-evolving financial products in the U.S. and the world. It also conducts research into advanced practices to continuously improve services for Monex customers.
- MBHA gathers managerial information to support the development of a long-term sustainable growth model of our group.
- MBHA also follows short- and mid-term movements in the financial markets and industry.

◆Feasibility study on securities brokerage business in the U.S.

◆Quality Control of financial products provided by Monex

- MBHA will conduct internal qualitative and quantitative analyses on the financial products provided to customers by Monex in order to improve their quality.

◆Role as an acquisition center of talented human resources

- MBHA will increase activities for hiring and retaining talented people, the core resources for the management of financial institutions.

Investor Education:
Providing high quality investment educational opportunities for more people

■2 reasons why we provide investor education

Enhancing the return of our customer

↑

Providing high-quality educational services

◆**Over 16,000 customers subscribed original e-learning service "Monex Campus-basic level"**

- Providing basic e-learning courses for beginners free of charge for Monex customers from July 2007
- Subscribers can browse value-added and real time online seminars

Developing infrastructure of Monex's growth

↑

Activities to improve financial literacy nationwide

◆ **Publication of " Monex Money Seminar"**

- Published a book that compiled the 42 ads on investment from October 2006 to September 2007 on nationwide newspaper


マネックス
お金のゼミナール
どうして、
こんなに多くの人が
資産運用に失敗して
しまうのか…

■Activities

◆**Continuously holding seminars**

- From April to December 2007
  - Off-line educational seminars
    76 seminars, 8,563 participants
    85% of the participants answered that they were satisfied with the seminar
  - Online educational seminars
    295 seminars, 44,214 participants

◆**Money Certification Test**

- 2nd collaboration event with a well-known Japanese money magazine following the 1st event in March 2007
- Expanding test channel to online
- 88.3% of the participants answered that they hope for a similar test in the future on financial knowledge

◆ **"Monex Campus" and mail magazine**

- 16,145 customers subscribed Monex Campus – basic level (as of January 11, 2008)
- 18,904 customers subscribed Monex University Mail Magazine (as of January 11, 2008)

1. Financial Results

2. Business Strategy and Future Development

3. To our Shareholders

4. Appendix

ROE and Dividend

■Pursuing Investment Return to Our Shareholders

◆ROE



ROE
50%
40%
30%
20%
10%
0%
21.4%
17.1%
18.8%
18.3%
11.1%
17.2%
16.7%
MBH (Consolidated)
FYE March 2007
3Q FYE March 2008
Matsui (Consolidated)
FYE March 2007
3Q FYE March 2008
SBI E*trade (Consolidated)
FYE March 2007
kabu.com (Unconsolidated)
FYE March 2007
3Q FYE March 2008

*Data from company IR data

◆Dividend Payout Policy

- Calculation formula (from FYE March, 2008)
  Consolidated net income of MBH's current fiscal year
- Interim dividends to be paid out as of current fiscal term

◆Dividend Payout Ratio

- Aiming for approximately 50% of consolidated net income



March 2007
September 2007
March 2008
FYE March, 2007 Year-end dividend
FYE March, 2008 Interim dividend
FYE March, 2008 Year-end dividend (*)
Calculation Formula: 50% of Net Income of Monex, Inc. for FYE March, 2007
Calculation Formula: 50% of Net Income of MBH Group for FYE March, 2008

◆Dividend Record



(Yen)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
500
1,500
2,900
Interim
900
FYE Mar.2005
FYE Mar.2006
FYE Mar.2007
FYE Mar.2008

*The payment of the year end dividend will be the balance of the amount calculated based on 50% of the annual net income of MBH and the paid out interim dividend

Investors' Guide

■Stock Information

◆Share price and volume


Volume (shares)
Price (yen)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
250,000
200,000
150,000
100,000
50,000
0
2004/08
2004/11
2005/02
2005/05
2005/08
2005/11
2006/02
2006/05
2006/08
2006/11
2007/02
2007/05
2007/08
2007/11

◆Indicators per share

	FYE March 2005	FYE March 2006	FYE March 2007	3Q, FYE March 2008
Book-value Per Share (BPS)	JPY 12,694	JPY 17,606	JPY 20,253	JPY 19,104
Earnings Per Share (EPS)	JPY 3,001	JPY 5,677	JPY 4,066	JPY 3,274
Return On Equity (ROE)	27.1%	38.1%	21.4%	17.1%
Dividend per share	JPY 500	JPY 1,500	JPY 2,900	JPY 900 (Interim)

• EPS and ROE of 3Q, FYE March 2008 are multiplied by 12/9 of 9 month data.

◆Major shareholders and share distribution

(Recorded as of the end of September 2007)

Major shareholders	
Financial Institutions	7.59%
Securities Companies	3.78%
Other Institutions	36.57%
Foreign Institutions, etc.	17.79%
Individual Investors, etc.	34.28%

Top 3 shareholders	
Nikko Cordial Group	26.29%
Oki Matsumoto	11.10%
Sony Corporation	5.00%

• Except custodians, etc.

*The Large Shareholdings Report to the Ministry of Finance submitted until above indicates shareholding as below

•January 15, 2007: Delta Partners LLC and others 8.55%

◆Share Distribution based on MBH's Recognition


Nikko Cordial Group
26.3%
Oki Matsu moto
11.1%
Delta Partners, LLC
8.6%
Sony Corporation
5.0%
Individual Investors, etc.
23.2%
Foreign Instituions, etc.
9.2%
Financial Institutions
7.6%
Other Institutions
5.3%
Securities Companies
3.8%

• Please note that the above chart has been made based on reports made to the finance ministry that MBH acknowledges. Since there is a time lag between these repots, the chart above is an estimate.

1. Financial Results

2. Business Strategy
   and Future Development

3. To our Shareholders

4. Appendix

Customer Portfolio (as of December 31, 2007)

■Sex


Female
24.7%
Male
75.3%

■Location


Others
23.6%
Tokyo Metropolitan District
52.2%
Nagoya District
8.7%
Osaka District
18.5%

■Age


Over 70
3.2%
60s
11.1%
50s
17.4%
40s
26.9%
30s
33.8%
20s
9.2%
Under 20
1.5%
0.0%
10.0%
20.0%
30.0%
40.0%

■Occupation


Company Employee
47.7%
Unemployed
16.7%
Self-employed
9.6%
Housewife
9.8%
Civil Servant
7.4%
Company Executive
6.0%
Doctor etc.
1.8%
Others
1.0%
0.0%
10.0%
20.0%
30.0%
40.0%
50.0%
60.0%

Competitive Services and Products: For all customers' satisfaction

(As of January 25, 2008)

	Equity						Stock Lending	Fixed Income		Mutual Funds			Others
	Stop Loss Order	Chinese Stocks	U.S Stocks	Night Time Trading (PTS)	Small Unit Trading (MINI KABU)	Program Trading Tool		JGB/ Foreign Bonds	Auction	Monthly Purchase Plan	Original Funds	Alterna-tive Invest-ments	Credit Settle-ment through MRF
Monex	✓	✓		✓	✓	✓✓	✓✓	✓	✓✓	✓	✓	✓	✓
SBI E*TRADE	✓	✓	✓	✓	✓			✓		✓	✓	✓	✓
Matsui	✓	✓											
Rakuten	✓	✓	✓					✓			✓	✓	
Kabu.com	✓			✓	✓					✓			
Joinvest					✓					✓		✓	

Source: Corporate IR information, etc.

✓✓: Available only at Monex among 6 brokers above ✓: Available Blank : Not Available

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

(Additional Materials)

Establishment of "Intelligence Infrastructure" by Research on Investment Theories

■Advice Tools that Adjust to Customers' Investment Objective and Risk Tolerance

◆"Intelligence Infrastructure"

- The Monex Group has offered enhanced system infrastructure and expanded lineup of products and services to individual investors as an integrated online financial institution. In addition to the wide product lineup, we consider it indispensable to provide an "Intelligence Infrastructure".
- The "Intelligence Infrastructure" tool will enable customers to select and combine the most appropriate products and services from a wide lineup depending on the investment objective or risk tolerance of respective investors.

◆Research on Investment Management Theory

- Monex University (MU) has been providing an e-learning system for customers to learn about asset management and life planning. For the development of the "Intelligence Infrastructure", MU will carry out research on the latest investment management theories such as international asset allocation and/or equilibrium model.
- Research outcome will be applied to an advice engine to create and manage asset portfolio for customers of Monex, Inc.


Customer
• Create and manage portfolio with appropriate financial products and services
Intelligence Infrastructure
• Advice tools that adjust to customers' investment objectives and risk tolerance
Product Infrastructure
• Expanded lineup of products and services
• Diversifying and original products
System Infrastructure
• Low cost and secured online service by using IT and network technology


Research on Investment Theories
Development and Provision of Advice Tools
Appropriate Financial Products
Monex University, Inc.
MONEX
Customer

Monex Beans Holdings to Change Company Name

(Quoted from company press release issued on January 29, 2008)

Monex Beans Holdings, Inc. ("MBH") announces that it has decided to change its company name, subject to shareholder approval at the forthcoming 4th Annual General Meeting to be held in June 2008.

New Company Name: **Monex Group, Inc.**

Effective: July 1, 2008 (subject to shareholder approval at AGM in June 2008)

Background:

MBH was incorporated through stock exchange by Monex, Inc. and Nikko Beans, Inc. both of which had been founded in 1999. Since its incorporation, MBH has aggressively developed its business aiming to establish "Total Financial Provider for Individuals" and has become a holding company with subsidiaries and affiliates in the group. The group intends to further expand its business and MBH has concluded to change its company name for its group brand recognition.

The new company name "Monex Group, Inc." is intended to produce a sense of unity with its core subsidiary "Monex, Inc." which has been familiar to customers since its foundation.

Meanwhile, considering the origin of a part of the current corporate name "Beans", the Company plans to establish a "Beans Scholarship" to enhance development of human resources such as supporting group employees to obtain MBA degrees abroad.

Risks and Fees Related to Monex's Products Described Herein

Details of Monex, Inc. (our subsidiary)

Company name (trade name):	Monex, Inc. Financial instrument firm
Registration number:	Director of Kanto Local Finance Bureau (*Kinsho*) No. 165
Industry organization membership:	Japan Securities Dealers Association (JSDA) The Financial Futures Association of Japan (FFAJ)

*"The Company" refers to "Monex, Inc." in "Risks and Fees Related to Monex's Products Dexcribed Herein" section

Important Matters concerning Share Transactions

· Risks

Price fluctuation risk: A loss of the invested principal (loss of invested principal) may be incurred due to fluctuation in stock price that is caused by demand and other various factors (generally speaking, low liquidity shares and IPO shares are exposed to greater stock price fluctuation risks).

Credit risk: A loss of the invested principal (loss of invested principal) may be incurred due to fluctuation in stock price based on changes in the management and financial condition of the issuer of shares, and changes in the assessment by outside entities concerning such changes in the issuer.

· Fees and Expenses

The investors are to pay the following share transactions fees for conducting any share transactions (including ETFs and REITs): (i) in the case of fees per transaction, the amount equivalent to 0.105% - 0.42% of the trade amount (subject to a minimum amount of 105 yen); or (ii) in the case of daily fixed fees, 2,625 yen per three (3) million yen worth of trade amount. A transaction fee amounting to 500 yen per transaction will be charged for the [Stock Mini-Investment] ("Mini-Stock") and night transactions ("*Monex Nighter*" (night-time)). There are no purchase fees for IPO shares, shares under offering or secondary public offering, or off-floor trading distribution.

· Others

Please refer to the Offering Memorandum when subscribing for or purchasing any IPO shares, or shares under offering or secondary public offering.

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning Stock Lending Services

· Risks

Credit risk: Since the investors execute unsecured loan agreement for the stock lending services, the investors will be exposed to credit risk of the Company and the Company's borrowers.

· Fees

No fees will be charged for the stock lending services.

· Others

An investor who is using these stock lending services will not be entitled to receive any dividend even if such investor is a holder of shares as of the vesting day. Instead, the Company will pay the amount equivalent to the dividend, net of withdrawing tax. For tax purposes, the amount equivalent to dividend will be categorized as other income and will not be considered a dividend income. Therefore, it would not be subject to deduction for dividends.

No investors using these stock lending services will be entitled to benefit from shareholder special benefit plan or obtain any voting rights to be exercised at shareholders' meetings.

The stocks under loan are not segregated custody assets as provided for in the Financial Instruments and Exchange Law. If Monex becomes bankrupt, the relevant stocks will not be able to gain protection from the investor protection fund.

will be charged for depositing the yen-denominated bonds subject to foreign currency redemption terms in our account.

Important Matters concerning Chinese Shares

· Risks

Price fluctuation risk: A loss of the initial investment (loss of invested principal) may be incurred due to fluctuation in stock price caused by demand and other various factors (generally speaking, low liquidity stocks and stocks sold under IPOs are exposed to larger stock price fluctuation risks).

Foreign exchange risk: Due to fluctuation in foreign exchange rates, even if the foreign currency denominated value of the profit to be received exceeds the invested principal, the value thereof converted to yen may fall below the invested principal and result in a loss (loss of invested principal).

· Fees and Expenses (all including taxes)

Domestic transaction fees:	0.2999% of the trade amount (minimum fee: 73.5 HKD)
Other various expenses:	taxes, stock exchange commission, CCASS settlement expense
Expenses associated with acquisition of rights:	Fees for dividend collection, on-the-spot handling expense, share split, etc. related acquisition fee, expenses for acquisition of right for payment of paid-in capital increase, and expenses of other right acquisition-related expenses.
Expenses related to company privatizations:	Fees related to compulsory acquisition

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning Investment Trust

・Risks

The base value of the investment trust may rise or fall since the investment trust substantially invests in securities with fluctuating prices. Therefore, the invested principal and interest are not guaranteed. The investment trust is subject to a number of risks depending on the type of product, and the following only describes the general risks. For more details, please refer to the Offering Memorandum upon conducting any buying transactions.

Price fluctuation risk: A loss of invested principal may be incurred due to a fall of base price caused by price fluctuation of the incorporated shares, bonds and instruments (if the incorporated products of the fund is denominated in a foreign currency, then it will also be subject to exchange rate fluctuation risk).

Foreign exchange risk: The amount paid to investors of foreign currency denominated investment trusts (foreign currency denominated MMF, etc.) is subject to change by fluctuation in foreign exchange rate. The amount converted to yen may fall below the invested principal and result in a loss (loss of invested principal), even if the foreign currency denominated amount exceeds the invested principal.

・Fees and Expenses

The investors will be charged for the following fees, etc. for conducting investment fund transactions.

・Subscription fee	Maximum of 3.675% of the subscription amount (including taxes)
・Trust asset reserves (direct expense payable at realization)	Maximum of 2.0% of the base price as of the trade date or the immediately following business day
・Trust fee (indirect expense accrued during the holding period)	Maximum of 2.10% of the aggregate net asset value (including taxes)

* There are cases where the investors will indirectly pay any performance fees or other fees/expenses in accordance with the performance results.

Important Matters concerning [Premium Hybrid 2006] and [Premium Hybrid 2007]

Please note that the offering of these Funds has ended.

・Risks

Price fluctuation risk: The Fund invests in domestic and foreign shares, bonds, exchanges, futures, derivatives and other instruments via investments in Private Equity Funds and Hedge Funds. Therefore, the aggregate net asset value may decrease due to unexpected changes in economic environment, fluctuation in market price, bankruptcy or deterioration of financial conditions of the issuer or other related companies of incorporated shares or bonds, and as a result, the investor may lose all or a part of the investment in the Fund. The major investment risks of the Fund include price fluctuation risk, realization risk, liquidity risk and foreign exchange fluctuation risk. * For more details, please refer to "(Investment) Risk of the Fund" described in the investment trust explanatory statement (offering memorandum).

Risks and Fees Related to Monex's Products Described Herein

Important Matters Concerning "Asia Focus"

• Risks

- The base value of the Fund is subject to fluctuation since the Fund will mainly invest in securities exposed to price movement such as corporate and government bonds. Therefore, the invested principal or a certain favorable investment results are not guaranteed, and the investors may suffer losses due to decline in the base value.
- Upon subscription and request for termination of the Fund, a period of one (1) month or more is required following the investor's order until the base value (trade price) is determined. Therefore, the base value as of the time of order and the actual base value applicable to the subscription and termination request of the investor may vary significantly. Moreover, please note that the termination consideration will be paid after one (1) month or more from the time when the investor placed an order to terminate.
- Euroyen bonds which the Fund invests in are subject to price fluctuation, which is linked to the price of the interlocking funds, and furthermore, the relevant interlocking funds are subject to price fluctuation due to fluctuation in the price of each hedge fund incorporated into the interlocking funds. While the day-to-day base value of the Fund is calculated based on the day-to-day indicative price of Euroyen bonds, there are cases where it takes several days to calculate the base value of any individual hedge fund which the interlocking funds of Euroyen bonds invest in or the relevant base value of the individual hedge fund is not calculated on each business day. Accordingly, the base value of the Fund may not immediately reflect price fluctuation in the market. Generally speaking, it takes approximately twenty (20) days for the month-end base value (NAV) of an individual hedge fund to be fixed, and the timing differs for each hedge fund.
- The value of the purchase or termination of the Fund as of a specified date will be the value which is calculated after reflecting the base value of the interlocking funds (that was calculated based on the base value of the individual hedge fund as of the preceding month-end) on Euroyen bonds.
- The factors which cause the base value of the Fund to fluctuate include, but are not limited to, price fluctuation risk, risk concerning non-linkage of value with the price fluctuation in interlocking funds and credit risk.
- For more details, please refer to "Investment Risks" in the guide to investment trust (offering memorandum).

• Fees and Expenses

Investors will be charged the following fees, etc. for conducting investment fund transactions.

Subscription fee:	2.1%-0.525% of the subscription amount (including taxes)
Trust asset reserves:	0.5% of the base value as of the business day immediately following the trade date
Trust fee:	1.1025% per annum of the aggregate net asset value (including taxes)

In addition to the above fees, the following expenses will be charged. These expenses will indirectly be borne by the investors during the holding period, and will be payable from the trust assets in principle. We are unable to present in advance the amount (and maximum amount, etc.) concerning the expenses without any description of their maximum amount herein, since different criterial terms and conditions apply on a case-by-case basis:

- Expenses concerning securities transactions - Taxes on trust assets - Interest on borrowings and interest on advance money
- Expenses required for trust administrative duties (audit costs, etc.) -Expenses related to trust deeds, offering memorandums, management reports and other similar documents
- Fullerton Fund Management Co., Ltd. will receive as investment advisory fees the amount equivalent to 0.05% per annum of the daily aggregate net asset value, which is payable from the manager's fees;
- Other substantial expenses such as sales charges of the incorporated securities of the Fund are as follows. These expenses will be reflected on the price of Euroyen bonds which the Fund invests in:
- Euroyen bonds (issue cost: 0.5% or less of the issue price per annum), interlocking funds (base fee: 0.75% per annum of the aggregate net asset value/performance fee: 15% of any excessive profit in case where the base value of the interlocking funds exceeds the High Water Mark/operation and maintenance fees and other fees), incorporated hedge funds (base fee: generally, 1%-2% per annum of the aggregate net asset value/performance fee: generally, 10%-20% of any excessive profit in case where the basic value of the individual hedge fund exceeds the High Water Mark/operation and maintenance fees and other fees).

* For more details, please refer to "Charges and Expenses" in the guide to investment trust (offering memorandum).

Risks and Fees Related to Monex's Products Described Herein

<u>Important Matters concerning "China Focus"</u>

・Risks

- The base value of the Fund is subject to fluctuation since the Fund will mainly invest in securities exposed to price movement, such as equities (the Fund will be exposed to foreign exchange risks in a case where it invests in foreign currency-denominated assets), and will actively engage in futures trading and other similar trading. Therefore, the invested principal or a certain favorable investment results are not guaranteed, and the investors may suffer losses due to decline in the base value.
- Factors which cause the base value of the Fund to fluctuate include, but are not limited to, price fluctuation risk, foreign exchange risk, inherent risk on investment in Chinese securities market, liquidity risk, interest rate risk, credit risk and country risk.
- For more details, please refer to "Investment Risks" in the guide to investment trust (offering memorandum).

・Fees and Expenses

The investors will be charged for the following fees, etc. for conducting investment fund transactions.

Subscription fee:	2.1%-0.525% of the subscription amount (including taxes)
Trust asset reserves:	0.3% of the base value as of the business day immediately following the trade date
Trust fee:	1.890% per annum of the aggregate net asset value (including taxes)

In addition to the above fees, the following expenses will be charged. These expenses will indirectly be borne by the investors during the holding period, and will be payable from the trust assets in principle. We are unable to present in advance the amount (and maximum amount, etc.) concerning the expenses without any description of their maximum amount herein, since different criterial terms and conditions apply on a case-by-case basis:

- Expenses concerning securities transactions
- Taxes on trust assets
- Interest on borrowings and interest on advance money
- Expenses required for trust administrative duties (audit costs, etc.)
- Expenses related to trust deed, offering memorandum, management report and other similar documents
- Performance fee (to be paid in a case where the profit exceeds a predetermined High Water Mark, which will be the amount calculated by multiplying 0.15% of the relevant excessive profit with the total number of units as of the calculation record date);
- Fullerton Fund Management Co., Ltd. will receive the performance fee and also an amount equivalent to 0.6% per annum of the daily aggregate net asset value as the service fees under the service agreement, which are payable from the manager's fees;
- Monex Alternative Investments, Inc. will receive the investment advisory fees from the manager's fees.

* For more details, please refer to "Charges and Expenses" in the guide to investment trust (offering memorandum).

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning Bond Trading

· Risks

- In a case where bonds are sold before maturity, a loss of original investment (loss of invested principal) may be incurred from a lower sales price compared to purchase price due to changing bond market conditions at the time of sales, such as fall in the bond price derived from rising interest rates. Additionally, if the purchase price exceeds the par value, a loss on redemption may arise at the time of redemption which may result in a loss of original investment (loss of invested principal).
- A loss of original investment (loss of invested principal) may be incurred due to a change in interest or principal solvency (credibility) of the issuer that is caused by changes in the issuer's business or financial condition and changes in the third-party assessment towards such business or financial condition.
- The amount which the investors receive for trading in foreign bonds which are denominated in foreign currencies is subject to change due to fluctuation in foreign exchange rates. Accordingly, even if the foreign currency denominated value to be received exceeds the invested principal, the value of bonds converted to yen may fall below the original investment and result in a loss (loss of invested principal). Moreover, since the exchange rate of any foreign currencies other than major currencies may drastically fluctuate, even if such non-major foreign currency denominated value to be received exceeds the invested principal, the value of bonds converted to yen may fall significantly below the original investment and result in a loss (loss of invested principal) in the case of any drastic appreciation of the yen.

· Fees and Expenses

- The investors are only required to pay the purchase price upon conducting bond trading and no trading commissions will be charged.
- The investors are required to pay a specified exchange fees for trading in foreign bonds denominated in foreign currencies (no such exchange fees will be charged if the investors directly purchase the bonds from MMF denominated in the foreign currency).

· Other Matters

- With respect to Japanese Government Bonds (JGBs) for individual investors, the investors are not eligible to realize 10-year Floating Rate JGBs and 5-year Fixed Rate JGBs before the elapse of a period of one (1) year and two (2) years from purchase, respectively, except for a case of the death of the holder, and other such specified circumstances.

  Since investors will be charged with an amount equivalent to the two (2) immediately preceding payments of interest (before tax) for Floating Rate JGBs, or an amount equivalent to the four (4) immediately preceding payments of interest (before tax) for Fixed Rate JGBs, if JBGs are realized before maturity, the amount which the investors receive may fall below the invested principal.
- For more details concerning the bonds for which offering memorandums are issued, the investors should refer to the relevant offering memorandum upon subscription or purchase.

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning [Monex Bonds for Individual Investors (Type: Structured Notes)]

· Risks

Basically, the market price of yen-denominated bonds fluctuates in accordance with the changes in the base interest rate of the market. The price of bonds will fall if interest rates rise while the price of bonds will rise if interest rates fall. Accordingly, if the bonds are realized before the redemption date, the bonds will be sold at the market price which means that a loss exceeding the original investment may be incurred (loss of invested principal). Furthermore, if the liquidity deteriorates significantly due to changes in the market environment, the sales price of the bonds may be adversely affected since the bonds may become unsaleable.

· Fees

The investors are only liable to pay the purchase price when purchasing the yen-denominated bonds by subscriptions for offering or secondary public offering or by negotiation transaction with the Company, and no transaction fees will be charged. No account management commission will be charged for depositing the yen-denominated bonds in our account.

Important Matters concerning [Monex Bonds for Individual Investors (Type: Yen fixed Rate Notes)]

· Risks

Price fluctuation risk: Basically, the market price of yen-denominated bonds subject to foreign currency redemption terms fluctuates in accordance with the changes in the base interest rate of the market or the base exchange rate. The price of bonds will fall if interest rates rise and the price of bonds will rise if interest rates fall. In addition, the price of bonds will fall if the yen becomes stronger (weak foreign currency), and the price of bonds will rise if the yen becomes weaker (strong foreign currency). The yen-denominated bonds subject to foreign currency redemption terms is a type of bond whose redemption amount at maturity will be paid in a foreign currency converted at the initial exchange rate if the value of yen becomes higher and the redemption determination rates exceeds the initial exchange rate. Since the characteristics of derivative trading is included in this bond assuming that the bonds will be held until maturity, the price of bond will fluctuate depending on the volatility of the exchange rates.
Accordingly, if the bonds are realized before the redemption date, the bonds will be sold at the market price which may result in a loss of invested principal. The consideration for any sales of bonds before maturity will only be paid in yen. There is no guarantee for the liquidity and marketability of the yen-denominated bonds subject to foreign currency redemption terms, and no definite trading market exists therefor. This means that realization before maturity may be difficult which may adversely affect the sales price of the relevant bonds.
Foreign exchange risk: The full redemption amount payable at the maturity of yen-denominated bonds subject to foreign currency redemption terms will be affected by the exchange rate between yen and foreign currencies, and it may be paid in foreign currency. If the bonds are redeemed in a foreign currency, the yen equivalent of such redemption amount will differ depending on the exchange rate between the yen and foreign currencies effective at the time of redemption. Accordingly, a loss (loss of invested principal) may be incurred due to inability to collect the initial amount of investment which was denominated in yen.

· Fees

The investors are only liable to pay the purchase price when conducting transactions in the yen-denominated bonds subject to foreign currency redemption terms, and no transaction fees will be charged. The exchange rate which is determined by the Company after taking into account the foreign exchange market trends will apply for any exchanges made between yen and foreign currencies when the foreign currency-denominated redemption is made for the yen-denominated bonds subject to foreign currency redemption terms. No account management commission will be charged for depositing the yen-denominated bonds subject to foreign currency redemption terms in our account.

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning "FX"

・Risks

Price fluctuation risk: If the foreign exchange rate fluctuates in a direction that is reverse to the investor's anticipation due to fluctuation in the price of the traded currency (exchange rate) and other factors, a loss exceeding the amount of deposit (initial principal) may be incurred.

Interest rate fluctuation risk: Since the payment and reception of swap points of buying currencies and selling currencies are made in foreign exchange margin trading, a loss (loss of invested principal) may be incurred due to payment of swap points. Since swap points reflect the market interest rate of the traded currency, the swap points will fluctuate upon fluctuation of market interest rate.

・Fees

・Monex FX:	For currency trading volume from 1,000 to 9,000: 100 yen per 1,000 currencies For currency trading volume from 10,000 to 1,000,000: 50 yen per 1,000 currencies
・Monex FX pro:	Trade amount (currency trading volume x trading exchange rate x yen conversion rate) x 0.001

・Deposit (margin)

・Monex FX:	Margin within the range of JPY 5,000 - 20,000 is required per 1,000 currencies depending on the exchange rate of the traded currency
・Monex FX pro:	Trading volume x TTM (middle rate of TTB and TTS) x 0.05

RECEIVED
2008 JUL -3 A 6:31

April 28, 2008

Financial Results of Fiscal Year Ended March 31, 2008

Monex Beans Holdings, Inc.

This is an English translation of Japanese presentation material prepared for IR conference held on the date above; it includes the information on consolidated financial summary under Japanese GAAP. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement is always controlling.

Forward-looking Statements

Statements made at this presentation and in this material include forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business and the industry. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations and plans, identify strategies, contain projections of results of operations and of our financial condition, and state other "forward-looking" information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from expected results contained in any forward-looking statements. Potential risks and uncertainties include, without limitation, our ability to continue to attract and retain customers and their assets; our ability to make our operations profitable; changes in the demand for brokerage services in Japan; our ability to continue to expand and maintain our computers and electronic systems and to avoid failures of these systems; and our ability to maintain our relationship with our founding shareholders. This does not correspond to US GAAP.

Important Matters Concerning Product-related Risks

This material is explanatory material on financial results of Monex Beans Holdings, Inc. ("MBH"). The descriptions herein concerning the products, services, etc. which are handled by Monex, Inc. ("Monex"), which is one of the Company's subsidiaries, are made only for disclosure purposes and are given to describe matters which are required for providing specific explanations concerning the Company. Therefore, this material is not intended to recommend or solicit readers to buy and sell securities, or to conduct any derivative transactions or other transactions.

Any party who wishes to actually commence trading of products handled by Monex must open an account in advance, and may incur designated fees and/or expenses for the relevant trading. Each of the traded products may suffer a loss to the invested principal due to fluctuation of price and other factors. In addition, the investors may be required to pledge a designated amount of margin deposits upon conducting margin trading, futures and option transactions or foreign exchange margin trading. There is a risk that the investor may suffer losses exceeding the amount of margin deposits (initial investment) provided for such trading.

For more details concerning the important matters such as the products and services offered by Monex and the fees or risks associated with each product, please refer to Monex's website at http://www.monex.co.jp/.

Our Business Principles

1.PURSUING SPIRIT OF INNOVATION

We will constantly strive to pioneer new fields in finance and propose new approaches to managing money.

2.STAYING CUSTOMER FOCUSED

We believe that the best guide to our corporate activities is the voice of our customers.
With this guide, we will continue to create financial services truly needed by individuals.

3.CHALLENGING FOR THE BEST

We will continue to provide the best products and services for our customers always thinking outside the box.

Table of Contents

1. Financial Results

2. Business Strategy
and Future Development

3. To our Shareholders

4. Appendix

Financial Highlights

■4Q of FYE Mar. 31, 2008 Financial Highlight

- Net operating revenues totaled 6,118 million yen (-11.8% vs. 3Q of FYE Mar. 31, 2008) due to the decrease in trading value
- Dependency on brokerage business(*1) was 77% (-1pt vs. 3Q of FYE Mar. 31, 2008).
- SG&A totaled 3,387 million yen (-2.4% vs. 3Q of FYE Mar. 31, 2008) due to the decrease in trading value
- Quarterly net income was 1,448 million yen (-23.9% vs. 3Q of FYE Mar. 31, 2008) , annualized ROE was 13% (-4pt vs. 3Q of FYE Mar. 31, 2008) and Profit margin(*2) was 45% (-5pt vs. 3Q of FYE Mar. 31, 2008)

■FYE Mar. 31, 2008 Financial Highlight

- Net operating revenues totaled 26,988 million yen (-13.2% vs. FYE Mar. 31, 2007), due to the decrease in trading value in the stock markets
- Dependency on brokerage business(*1) was 78% (-5pt vs. FYE Mar. 31, 2007)
- SG&A totaled 13,971 million yen (-3.9% vs. FYE Mar. 31, 2007) Stock Exchange / association dues and marketing cost decreased, while system related cost increased as a result of introduction of new products and services
- Net income was 7,206 million yen (-24.4% vs. FYE Mar. 31, 2007), ROE was 16% (-5pt vs. FYE Mar. 31, 2007) and Profit margin(*2) was 48% (-5pt vs. FYE Mar. 31, 2007)

■Overview of the Japanese Stock Market as of the end of March 2008

• Nikkei 225 Average	**- 18.2% from Dec. 28, 2007**	**-27.5% from Mar.31, 2007**
• Trading Value(*3)	**- 16.6% from 3Q of FYE Mar. 31, 2008**	**- 15.4% from FYE Mar. 31, 2007**

(*1) Dependency on brokerage business = (Brokerage Commissions + Financial income) / Net operating revenues × 100
(*2) Profit margin(stated in this material) is calculated as Operating income / Net operating revenue(not operating revenue)
(*3)Total Trading value of individual investors in 4 Japanese major markets

Financial Summary : 3Q of FYE Mar. 31, 2008 vs. 4Q of FYE Mar. 31, 2008

(in million yen, %)

	3Q of FYE Mar. 31, 2008 (Oct. 2007-Dec. 2007)	4Q of FYE Mar. 31, 2008 (Jan. 2008-Mar. 2008)	Change
Operating Revenues	7,979	6,771	-15.1%
Net Operating Revenues	6,937	6,118	-11.8%
SG&A	3,471	3,387	-2.4%
Operating Income	3,466	2,731	-21.2%
Ordinary Income	3,441	2,582	-24.9%
Net Income	1,902	1,448	-23.9%
EBITDA*	3,443	2,661	-22.7%

*EBITDA : Net Income + Interests (excluding Financial expenses relating to Margin trading business) + Taxes + Depreciation + Amortization

(in million yen, %)

	3Q of FYE Mar. 31, 2008 (as of Dec. 31, 2008)	4Q of FYE Mar. 31, 2008 (as of Mar. 31, 2008)	Change
Total Assets	365,962	335,016	-8.5%
Shareholders' Equity	44,793	45,418	1.4%

(For reference : Monex, Inc.)

Capital Adequacy Ratio	370.5 %	429.9 %	-

Financial Summary : FYE Mar. 31, 2007 vs. FYE Mar. 31, 2008 (in 12 months)

(in million yen, %)

	FYE Mar. 31, 2007 (Apr. 2006-Mar. 2007)	FYE Mar. 31, 2008 (Apr. 2007-Mar. 2008)	Change
Operating Revenues	33,244	30,497	-8.3%
Net Operating Revenues	31,099	26,988	-13.2%
SG&A	14,540	13,971	-3.9%
Operating Income	16,559	13,016	-21.4%
Ordinary Income	16,688	12,811	-23.2%
Net Income	9,534	7,206	-24.4%
EBITDA*	16,454	12,892	-21.6%

*EBITDA : Net Income + Interests (excluding Financial expenses relating to Margin trading business) + Taxes + Depreciation + Amortization

(in million yen, %)

	FYE Mar. 31, 2007 (as of Mar. 31, 2007)	FYE Mar. 31, 2008 (as of Mar. 31, 2008)	Change
Total Assets	379,988	335,016	-11.8%
Shareholders' Equity	47,487	45,418	-4.4%

(For reference: Monex, Inc.)

Capital Adequacy Ratio	402.5%	429.9%	-

Financial Summary: Financial Highlights (Quarterly Trend)

■Net operating revenues and Operating Income


(million yen)
(billion yen)
Total Trading Value
of Individual Investors
in 3 major stock exchanges and JASDAQ
(Average per business day)(right)
Net operating revenues (left)
Operating income (left)
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1,600
1,400
1,200
1,000
800
600
400
200
0
7,978
4,198
6,871
3,317
7,059
3,501
6,937
3,466
6,118
2,731
4Q of FYE Mar.31, 2007
1Q of FYE Mar.31, 2008
2Q of FYE Mar.31, 2008
3Q of FYE Mar.31, 2008
4Q of FYE Mar.31, 2008

■ROE (Annualized)


60%
50%
40%
30%
20%
10%
0%
21%
17%
18%
17%
13%
4Q of FYE Mar.31, 2007
1Q of FYE Mar.31, 2008
2Q of FYE Mar.31, 2008
3Q of FYE Mar.31, 2008
4Q of FYE Mar.31, 2008

ROE=(Quarterly net income × 4) ÷ ((FY beginning shareholders' equity + FY ending shareholders' equity) ÷ 2) × 100

■Annual Trend of Dependency on Brokerage revenue(*)


Dependency on brokerage revenue is decreasing steadily.
100%
80%
60%
40%
20%
0%
86%
83%
78%
FYE Mar. 2006
FYE Mar. 2007
FYE Mar. 2008

Dependency on Brokerage revenue =
(Brokerage commission + Financial Income) / Net operating revenue

Financial Summary: Profit Margin and Cost Structure

■Profit Margin
(Operating income/ Net Operating revenues)*



60%
50%
40%
30%
20%
10%
0%
53%
48%
50%
50%
45%
4Q of FYE Mar.31, 2007
1Q of FYE Mar.31, 2008
2Q of FYE Mar.31, 2008
3Q of FYE Mar.31, 2008
4Q of FYE Mar.31, 2008

■SG&A



million yen
10,000
7,500
5,000
2,500
0
3,779
3,554
3,558
3,471
3,387
4Q of FYE Mar.31, 2007
1Q of FYE Mar.31, 2008
2Q of FYE Mar.31, 2008
3Q of FYE Mar.31, 2008
4Q of FYE Mar.31, 2008

■Cost Structure (Jan. 2008 - Mar. 2008)



Strategically controllable costs
Fixed costs and costs correlated to the number of accounts
Commission to stock exchange etc.
System related costs** 42%
Information costs 12%
Personnel costs 19%
Others 11%
Highly correlated to the log-in numbers of customers
Communication expenses and freight expenses etc.
Fixed costs 72%
Semi-variable costs 12%
Variable costs 16%

**System related costs = Rental and maintenance + Data processing and office supplies + Amortization and depreciation

Financial Summary: Quarterly Trends in Income Statement

(in million yen)

	FYE Mar.31, 2007				FYE Mar.31, 2008			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Brokerage commissions	6,023	4,687	4,504	5,395	4,228	4,160	4,022	3,692
Underwriting and distribution commissions	61	58	286	32	19	77	5	9
Subscription and distribution commissions	281	81	204	345	322	302	222	227
Other commissions	820	856	832	903	886	1,180	1,104	1,083
Margin forex trades commissions	506	475	434	417	398	631	514	597
Mutual funds agency commissions	154	203	234	296	353	395	414	360
Others	159	178	163	189	134	153	175	125
Net gain on trading account	21	72	△ 13	40	32	9	107	△ 5
Net gain on operating investments	-	-	-	-	-	△ 14	△20	△ 4
Financial income	2,051	1,651	1,864	1,872	2,479	1,947	2,447	1,702
Other operating revenues	75	89	75	66	61	52	89	67
Operating revenues	9,335	7,496	7,755	8,657	8,029	7,716	7,979	6,771
Financial expenses	430	366	669	678	1,158	656	1,041	653
Net operating revenues	8,904	7,129	7,086	7,978	6,871	7,059	6,937	6,118
Selling, general and administrative expenses	3,730	3,481	3,548	3,779	3,554	3,558	3,471	3,387
Operating income	5,174	3,648	3,537	4,198	3,317	3,501	3,466	2,731
Ordinary income	5,229	3,632	3,525	4,300	3,354	3,433	3,441	2,582
Quarterly net income	2,944	2,054	2,125	2,409	1,902	1,953	1,902	1,448

Financial Summary: Quarterly Trends in SG&A

(in million yen)

	FYE Mar.31, 2007				FYE Mar.31, 2008			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Transaction-related expenses	1,661	1,551	1,482	1,532	1,361	1,310	1,151	1,099
Commissions paid	237	219	214	217	231	248	245	233
Exchange and association dues	236	192	189	215	180	168	178	132
Communication, freight and information expenses	593	563	563	627	597	608	522	531
Advertizing expenses	580	554	492	454	333	264	176	181
Others	13	21	21	17	18	21	28	20
Compensation and benefits	669	592	598	607	657	647	692	652
Rental and maintenance	191	184	236	236	262	235	371	371
Data processing and office supplies	916	908	953	1,051	1,007	1,075	981	966
Data processing	888	870	922	1,014	979	1,027	950	940
Office supplies	28	37	30	36	28	47	31	25
Amortization and depreciation	19	21	22	34	56	61	73	78
Taxes other than income taxes	63	54	56	71	62	60	60	58
Provision for allowance for doubtful receivables	47	18	△ 12	85	0	1	1	△ 3
Other operating expenses	160	150	211	159	146	165	138	163
Selling, general and administrative expenses	3,730	3,481	3,548	3,779	3,554	3,558	3,471	3,387

Comparison Analysis : Revenues/SG&A per Customers' Assets in Custody


(Annualized)
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Revenues per customers' assets in custody
Direction : Low cost / portfolio management-oriented business
1. Revenues per customers' assets in custody
Continue to grow equity brokerage business, and intensively strengthen managed assets business including mutual fund business
↓
Promote the increase and diversification of customers' assets in custody and accomplish the expansion and stability of revenues
(Dependency on brokerage business will go down and revenues per customers' assets will gradually decrease)
2. SG&A per customers' assets in custody
Control the increase of SG&A, compared to the increase of customers' assets in custody
Target
Revenues per customers' assets in custody 1.0%
SG&A per customers' assets in custody 0.5%
Operating margin 50%
Matsui (Consolidated) 3Q of Mar. 2008
Mitsui Sumitomo FG (Consolidated) 3Q of Mar. 2008
Rakuten Securities Holdings (Consolidated) 3Q of Mar. 2008
kabu.com (Unconsolidated) 3Q of Mar. 2008
MUFG (Consolidated) 3Q of Mar. 2008
SBI E*trade (Consolidated) 3Q of Mar. 2008
MBH (Consolidated) 4Q of Mar. 2008
MBH (Consolidated) 3Q of Mar. 2008
Mizuho FG (Consolidated) 3Q of Mar. 2008
Daiwa (Non-consolidated) 3Q of Mar. 2008
Nomura (Non-consolidated) 3Q of Mar. 2008
Nikko Cordial (Non-consolidated) 3Q of Mar. 2008
3 major offline brokers
Mega-bank groups
Online brokers
MBH
0.0%
0.2%
0.4%
0.6%
0.8%
1.0%
1.2%
1.4%
1.6%
1.8%
SG&A per customers' assets in custody
(Annualized)

MUFG, Mizuho FG and SMBC : Customers' assets in custody = Total assets, Operating revenues = Gross profits, SG&A = General and administrative expenses

Source : Each company's IR data

1. Financial Results

2. Business Strategy and Future Development

3. To our Shareholders

4. Appendix

Mission Statement

- Take position as an integrated financial service provider for individual investors, not just as an online brokerage firm
- Propose products and services to investors who are not active traders seeking market conditions
- Offer comprehensive products and services with "World Class Quality"
- Strengthen "Products Origination Capability"
- Realize an "Intelligence Infrastructure" that provides advice on investment in addition to stable system infrastructure and wide product/service lineup
- Pursue less operating cost and establish a portfolio management-oriented business
- Be ready for the deregulation such as removal of barriers on financial sectors by leveraging the holding company structure
- Pursue business globally, not limiting our business boundaries to Japan
- Empower investors education and enhance financial literacy

The Monex Group



(As of April 1, 2008)
MBH
Monex Beans Holdings, Inc.
Business Incubation
M&A Advisory
Asset Management
Securities Company
Investment Education
FX Business
Overseas subsidiary and office
MAI
Monex Alternative Investments, Inc.
Providing the Best Alternative Investment Products to Individual Investors
(Investment Ratio) MBH : 55%
Asuka Asset Management: 45%
MONEX
Monex, Inc.
Premium Online Financial Institution
(Investment Ratio) MBH : 100%
Monex University, Inc.
Investor Education for all Individuals
(Investment Ratio)
MBH : 70%
Toyota Financial Service: 10%
Kodansha: 10%
Net-Learning: 10%
Tokyo Forex Co., Ltd.
FX Company
(Investment Ratio) MBH : 90%
Totan Holdings: 10%
WR HAMBRECHT & CO JAPAN
M&A Advisory Service
Aspiring to Introduce a New IPO
(Investment Ratio) MBH : 56.9%
WR Hambrecht+Co : 16%
ZenShin Capital Partners II : 11.1%
DBJ Value Up Fund : 11.1%
Others : 4.9%
R&D of Algorithm Trading
trade-science
Trade Science Corporation
Next Generation Asset Management utilizing Artificial Intelligence
(Investment Ratio) MBH : 33.7%
Life Insurance
LIFENET INSURANCE COMPANY
New Type of Life Insurance Service through the Internet
(Investment Ratio) MBH : 18.5%
Alliance with Bank
イーバンク銀行 eBANK Corporation
(Investment Ratio) MBH : 4.90%
MBI
Monex Business Incubation, Inc.
Discovery and Incubation of New Businesses
(Investment Ratio)
MBH : 100%
MBH America, Inc.
Research in the global financial industry
(Investment Ratio)
MBH : 100%
Beijing Representative Office
Developing business opportunities in China

Current Environment Recognition

■Increasing Asset Management by Individuals

With Japanese population having started to decline and economic growth slowing down, people trust less in sustainability of life security systems such as pension plans, lifetime employment, and retirement packages

↓

Proactive investment by individuals has gradually increased while currency & deposits have decreased

■Strong Needs for Investment Products and Services

Japanese households are expected to shift deposits to investment. American households have increased mutual fund's share and decreased corporate equity's share

↓

Investment products such as mutual funds, SMA, bonds, foreign ETF, equity's share and FX shall be requisite in addition to stock brokerage services

■Expansion of Business Opportunities

Previously there was not much competition in the financial industry, nor much difference in services and investment return results regardless of the chosen financial institution

↓

Intra-industry borders among financial institutions are rapidly fading out due to regulation changes, and innovative financial service and products are becoming available

Financial Assets Held by Households (End of Dec.2007)



Bonds 2.9
Mutual Funds 4.7
Private Equities 4.8
Others 4.7
Japan
Currency & Depo 50.8
Shares 5.9
Insurance & Pension Reserves 26.2
Others 3.5
United States
Currency & Depo 16.3
Mutual Funds 11.2
Shares 12.0
Private Equities 17.4
Insurance & Pension Reserves 30.8
0%
20%
40%
60%
80%
100%



60%
55%
50%
45%
Ratio of Cash and Deposit in Japanese Households
2002
2004
2006
2008



20%
15%
10%
5%
Ratio of Bonds, Mutual Funds, Shares, and Equities in Japanese Households
2002
2004
2006
2008

Shares of Corporate Equtiy, Mutual Funds & MMF among Financial Assets Held by Households and Nonprofit Organization



30%
25%
20%
15%
10%
5%
0%
Share of Corporate Equity
Share of Mutual Funds & MMF
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Sources: Bank of Japan, The Federal Reserve Board, United States

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Monex's Business Model

- ◆Asset management business shall be a major growth field in addition to stock brokerage services
- ◆Gain competitive advantages by not only distributing investment products online at low cost but also originating high-quality products for individual investors

⇨ Aspring to be **an Online Investment Bank**
(an online financial service provider with investment banking functions)

- ◆Develop an Intelligence Engine (portfolio advice tool on the net) that assists individual investors to choose the most appropriate products, considering their risk tolerance, life plan etc. from a wide line-up

Wide line up of financial products, including Monex's original

\+

Intelligence Engine to help individual investors to choose the best-matching product


《 Monex's Model 》
Issuers of Stocks and Bonds/ Investment Management Firms
Securities Exchange
Product Origination
"Investment Bank"
Securities Brokerage
Monex
"Integrated Online Financial Institution for Individuals"
Sell high quality products directly to Retail Investors
Securities Brokerage with sophisticated services backed by stable systems
Retail Investors
《 Existing Securities Firms' Model 》
Issuers of Stocks and Bonds/ Investment Management Firms
Securities Exchange
Product Origination
Securities Brokerage
Investment Banks
Retail Securities Firms
Sell premiere products to Institutional Investors
Sell mediocre products to Retail Investors
Institutional Investors, such as Banks and Insurance Companies
Retail Investors

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Current and Future Structure of Revenues and Customers' Assets by Product

■Strengthen mutual fund business and diversify revenue sources

【Current Structure (FYE Mar. 2008)】


Investment Banking
(Underwriting)
0%
Fixed income and FX
9%
Others 2%
Managed assets
(Mutual funds, etc.)
10%
Net operating revenues
Financial income
19%
Brokerage commission revenues
60%


Others
20%
Bonds
3%
Managed assets
(Mutual funds, etc.)
10%
Customers' assets in custody
Equities
67%

Direction of Each Business Line
(Overseas Business development plan is not included)

1.Stock Brokerage Business
- Providing value-added services (Stock lending, enhanced trading tools, etc.)
- Expanding business as a main revenue source

2. Managed Assets Business
(Mutual funds, Alternative Investments, SMA, etc.)
- Second largest revenue source
- Along with the expansion of the mutual fund market, increase market share by providing differentiated products
- Originating/providing innovative products such as alternative investments, algorithm trading-related products, etc.

3. Fixed Income and FX Business
- Fixed income business
  Enhance origination capability and strengthen sales methods
- FX business
  Keep competitive edge and expand trading channel by Acquisition of FX oriented company

4. Investment Banking Business
- Continuously reinforce underwriting business not only for Japanese companies but also to cover overseas opportunities
- Strengthening the revenue source of the underwriting business by entering into M&A advisory business, etc

【Future Structure】


Investment Banking
2%(+2 points)
Others 1%
(-1 point)
Fixed Income and FX
12%
(+3% points)
Managed assets
(Mutual funds, etc.)
26%(+16 points)
Net operating revenues
Brokerage commission revenues
50%
(-10 points)
Financial income
9%
(-10points)


Others
13%(-7 points)
Equities
43%
(-24 points)
Bonds 6%
(+3 points)
Customers' assets in custody
Managed assets
(Mutual funds, etc.)
38% (+28 points)

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Stock Brokerage Business: Enhancing products and services for Day Traders

■Providing More Convenience for Day Traders

◆**Margin trading and futures/options accounts increase**

・Accounts increase by campaigns and revision of fees


(accounts)
Number of Accounts Opened Quarterly
Margin trading accounts
Futures/Options accounts
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0

・Margin trading account campaign (2007/12～)

・Futures/Options fee discount campaign (2007/7～2008/3)

・Reduction of Futures/Options regular fee (2008/4)

■For Further Growth

◆Foreign ETF trading in preparation

◆Cell-phone trading application in preparation

◆Improving original trading tool, "Monex Trader"

◆Improvement of Futures/Options services in preparation

■Improvement and Enhancement of Services

◆**Increase of unique trading tool "Monex Trader" users**

・Introduction of upgraded version attracts new customers


The number of "Monex Trader" Users
Number of Users: 37,335 (of which 3,267 are Advanced Version Users)
Normal Ver.
Advance Ver.
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2007/05
2007/06
2007/07
2007/08
2007/09
2007/10
2007/11
2007/12
2008/01
2008/02
2008/03

◆**Expansion of stock lending services**

・Stock lending rate 0.3%～1%


The Number of Accounts and outstanding balance of Securities Lending
(Billion yen)
(The number of accounts)
Outstanding balance
The number of accounts
180
160
140
120
100
80
60
40
20
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2006/12
2007/03
2007/06
2007/09
2007/12
2008/03
Decline due to closing date of shareholder's benefit registration

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Fixed Income Business : Aiming for efficient cross-sell

■Products to meet and Customer Needs

◆**"Monex Short-term Notes for Individuals" Series**

- Continuous issue

Short-term Euro yen notes: **3 Month Notes, 1.0-1.04%** [APR]
(#1-10, total of 39 billion yen by the end of Mar. 2008)
Short-term Euro yen structured notes **1-2 Month Notes**
(#1-4, total of 1.9 billion yen by the end of Mar. 2008)

◆**Zero Coupon Bonds in USD**

- Issued an additional Zero Coupon Bond responding to the high demand for US dollar denominated products at the time of stronger yen in addition to the periodical issue.

◆**Offering a variety of issuers, currencies, and terms**

- Providing investment diversification opportunities

Issuers ・・・ IBRD, Toyota Motor Credit Corporation, MBH
Currencies ・・・ JPY,USD,AUD,NZD,ZAR
Terms ・・・ 1month - 9years and 9months

■For Further Growth

◆ Expanding customer base by offering "Monex Short-term Notes" continuously

◆ Planning to distribute secondary notes online to make bond investing more convenient

◆ Supporting customers' continuous bond investment

◆ Providing new types of structured bonds and original products

■Effects of "Monex Short-term Notes for Individuals"

◆ **Cross-sell from "Monex Short-term Notes for Individuals" #1-#7 within 10 business days after redemption**


60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
52.7%
30.5%
27.1%
2.9%
3.4%
17.2%
1.1%
1.3%
#1 - #7
#1 - #4
MBH notes
MRF etc.
Disbursement
Mutual Funds
Shares
Others

MBH notes : Total amount of "Monex Short-term Notes for Individuals" purchased during offering period / Total redemption amount
MRF : Total amount of accounts in MRF without purchase or withdrawal 10 business days from each redemption / Total redemption amount
Disbursement : Total amount of disbursements (bank transfers and ATM withdrawals) within 10 business days from each redemption / Total redemption amount
Mutual Funds : Total amount of mutual fund purchased within 10 business days from each redemption / Total redemption amount
Stocks : Total amount of stocks purchased within 10 business days from each redemption / Total redemption amount
Others : Total amount of transfer to FX,FX-pro or margin trading within 10 business days from each redemption
※Above figures are simple sums of each item during each period, and will not sum up to 100%

◆**Total Sales of Bonds**


(Billion yen)
20
18
16
14
12
10
8
6
4
2
0
MBH notes
MBH structured notes
Interest bearing notes (IBRD)
Mane-Ichi
Structured notes
Zero Coupon Bonds
Corporate Notes
JGBs for Individuals
4Q of FYE Mar. 2007
1Q of FYE Mar. 2008
2Q of FYE Mar. 2008
2Q of FYE Mar. 2008
3Q of FYE Mar. 2008

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries.
Please see the end of this document for more details on the fees and risks of the products described herein.

FX Business: Aiming for No.1 in the industry

■Performance of FYE March 2008

◆**Steady Growth**


4/28/2007
Reduced commission
⇒Increase of income
Increase in margin balance almost reaching 30 billion yen
Margin Balance (million yen)
Commission Revenue (million yen)
50,000
40,000
30,000
20,000
10,000
0
800
640
480
320
160
0

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Quarter-end margin balance	23,257	22,392	22,246	23,210	23,615	24,389	26,117	28,466
Commission revenue	506	475	434	417	398	631	514	597
	FYE Mar. 2007				FYE Mar. 2008			

Number of accounts	70,898 plus 20,827 from last fiscal year end
Margin deposit	28.4 billion yen plus 5.2 billion from last fiscal year end
Total transaction volume	6.32 trillion yen increased by 2.2 times of 2.84 trillion from last fiscal year end
Commission revenue	2.1 billion yen plus 306 million from last fiscal year end

■Overview of FYE March 2009

◆ **April 1, 2008 Acquisition of Tokyo Forex Co., Ltd.**
Aiming to expand our FX business by taking advantage of the specialties of the FX company

◆ **June 28, 2008(planned) Start of Monex FX, Inc.**
Tokyo Forex Co., Ltd. to change its name to Monex FX, Inc. to strengthen the Monex FX brand

◆ **Why have an FX specialized company in the Group?**
- Investors can open an FX account without opening a securities account, which expands our customer base
- Increase in trading revenue by the unification of cover transactions within the Group
- Faster and more flexible expansion of services by in-house system development


Customers who want to trade generally
(Monex's usual customer)
Monex, Inc.
Stocks
Bonds
Mutual Funds
Monex FX, Inc.
FX
Customers who trade FX only
(New customer base)

The first step to be No.1 in the FX industry

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Mutual Fund Business : No.1 Online mutual fund sales

■Strengthen Product lines and services to Expand Mutual Fund Balance

◆Sales volume and balance

Total sales amount of equity mutual funds

Jan-Mar.2008: approx. **32.7 billion yen**

FYE 2008 total: approx. **249.4 billion yen** (Up by approx. 231%)

Total assets in custody (Excluding MRFs)

As of Mar.2008: **approx 182.9 billion yen** (Up by approx.11%)

◆New and timely products to meet customer's needs

Introducing new funds such as funds focused on emerging areas including "MENA" and on concentrated investment in Japanese companies selected by Sparx Asset Management





Left: Press conference with Mr. Shuhei Abe, CEO of Sparx Middle/Right: MENA fund seminar, Mr. Hashim Omran, fund manager at EFG Hermes (HQ:Dubai) spoke at the seminar held in Tokyo

■For Further Growth

- ◆Realizing comprehensive and highly-selected product lines to help customers' global asset allocation by introducing new and original funds
- ◆Providing new contents/tools to support customers' fund selection and portfolio analysis
- ◆Developing original services by strengthening interface such as adding new order and search functions

■Top-class online Mutual Fund Sales

◆Keeping the top position in online mutual fund sales



(billion yen /assets)
Assets in custody by category and Monthly Sales Volume
(billion yen /sales volume)
Domestic Bond
Domestic Equity
Global Bond
Global Equity
Balance
Monthly Sales Volume
250
200
150
100
50
0
45
40
35
30
25
20
15
10
5
0
2005/11 2006/01 2006/03 2006/05 2006/07 2006/09 2006/11 2007/01 2007/03 2007/05 2007/07 2007/09 2007/11 2008/01 2008/03

※Total Assets in custody: MRF excluded ※Sales volume: Sum of equity mutual fund sales



Online sales performance of 5 online brokers and 5 banks
(From Jan.2007 to Dec.2007)
(billion yen)
300
250
200
150
100
50
0
Oct.2007-Dec.2007
Jul.2007-Sep.2007
Apr.2007-Jun.2007
Jan.2007-Mar.2007
Monex, Inc.
SBI E*trade
Sinsei Bank
Kabu.com
SMBC
Rakuten
Risona
BTMU
Orix
Mizuho

Source: Kinzai Institute for Financial Affairs, Inc.

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Alternative Investment Business: Expanding business to institutional investors

■ Monex Alternative Investments ends in the black

(million yen)	FYE Mar.2007	FYE Mar.2008
Operating Income	94	170
Operating Expense	95	135
Net Income	-12	26
Paid in Capital & Reserve	150	150
Retained Earnings	-11	15
Total Shareholder's Equity	138	165

■ New initiatives for institutional investors

Strategies to pursue business for institutional investors

◆Introduction of FoHF product targeted at banks

- Applying the FoHF method of "Premium Hybrid 2006" with proven track record
- Transparency in investments and daily disclosure of NAV
- Hedge fund investment platform managed by HFR -AM

◆Alternative Investment seminar for pension funds in May 2008

- Inviting approx. 50 pension funds to expose MAI capabilities
- Co-hosted by Asuka Asset Management and A.I. Capital

■ Distinctive products line up for retail investors

◆ Asia Focus

- Diversified investment in Asia and Japan HF from 10,000 yen
- Annualized return since inception: 3.62%, Sharpe ratio: 0.66

AUM: 9.3 billion yen (as of March 31, 2008)
Investment Manager : Fullerton Fund Management
Advisor: Monex Alternative Investments

◆China Focus

- Long short strategy in Chinese A share from 10,000 yen
- Annualized return since inception :22.9%、Sharpe ratio :1.07

AUM: 4.5 billion yen (as of March 31, 2008)
Investment Manager : Fullerton Fund Management
Advisor: Monex Alternative Investments

◆Premium Hybrid 2006

- Diversified investment in top notch Private Equity Funds and Hedge Funds from 500,000 yen
- Investments include Blackstone Capital Partners V, Carlyle Japan Partners II, J. C. Flowers II, Thomas H. Lee Equity Fund VI, etc.

AUM: 4.0 billion yen (as of March 31, 2008)
Investment Manager : HFR Asset Management
Advisor: Monex Alternative Investments

◆Premium Hybrid 2007

- The second fund of "Premium Hybrid" series to diversify investment timing for investors

AUM: 2.2 billion yen (as of March 31, 2008)
Investment Manager: Monex Alternative Investments
Advisor: HFR Asset Management

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Investment Banking Business :
M&A advisory services started and synergy with IPO underwriting business expected

■IPO Underwriting Business

IPO League Table
(FYE March 2008)

1	Mitsubishi UFJ	59
2	SBI E*TRADE	57
3	Daiwa SMBC	55
4	Nomura	52
4	Shinko	52
6	Mizuho Investors	41
7	Nikko Citigroup	37
8	SMBC FRIEND	35
9	Monex	34
10	Takagi	32

■Underwriting date basis
■Overallotments are not included in the underwriting share and amount

Value of IPO Deals
(hundred million yen)


4Q
3Q
2Q
1Q
120
100
80
60
40
20
0
9.2
4.0
7.7
17.3
9.9
7.6
1.7
1
2005/03
2006/03
200703
2008/03

◆Improving IPO track records

- IPO underwriting amount:1.8billion yen(13th place among all securities companies), 34.3% in participation of all IPOs. Due to the sluggish market condition and decreasing number of total IPOs, underwriting participation decreased.
- Our goal is to increase participation shares in sizable deals. We will endeavor to increase participation shares in sizable deals by providing clients high quality advice through cooperation with other financial institutions and proposals for good investor relations.

◆Goals of the China Capital Market Department

- Strong support team for Chinese companies aiming to list on stock exchanges in Japan. Monex has participated in all Chinese company's IPO deals in FYE March 2008, and has hosted several IR seminars of Chinese companies targeting Japanese individual investors.
- Monex and WR Hambrecht & Co Japan, Inc. will cooperate to win M&A deals of Chinese companies.

■M&A Advisory Business

WR HAMBRECHT & CO JAPAN http://www.wrh.co.jp/

◆Started M&A advisory business in October 2007

Track records

- Advisory of acquisition of Tokyo Forex Co., Ltd. by Monex Beans Holdings, Inc.
- Advisory of United Technology Holdings Co., Ltd. for capital & strategic alliances with The Goodwill Group, Inc. (ongoing)
- Advisory of financing for Japanese manufacturer (ongoing)
- Advisory of strategic alliance between Chinese company and Japanese leading company (ongoing)
- Valuation of IT company for the purpose of capital reorganization of Japanese system integrator
- Other advisory services including capital reorganization, MBO, etc. are being proceeded

◆Efforts for implementation of OpenIPO®

Continuing research for the implementation of OpenIPO®, an IPO process based on an auction process developed by WR Hambrecht + Co in the U.S.

Related Businesses, etc.

■Life Insurance

LIFENET INSURANCE COMPANY

http://www.lifenet-seimei.co.jp/
(New URL to activate on May 18, 2008)

◆**In March 2008, Lifenet Insurance Co., Ltd. issued new shares to third parties, totaling 5.2 billion yen**

Shareholders after capital increase

Capital: 6.6 billion yen, Capital Reserve: 6.6 billion yen

Monex Beans Holdings, Inc.	18.5%
Asuka DBJ Investment LPS	18.5%
Mitsui & Co., Ltd.	14.2%
Shinsei Bank, Ltd	9.6%
Seven & i Financial Group Co., Ltd.	9.6%
Other 12 companies	29.6%

◆**Obtains preliminary Life Insurance License (March 2008)**
Net Life Planning Co., Ltd. obtained a preliminary life insurance license from the Financial Services Agency (FSA) and changed its name to LIFENET INSURANCE COMPANY

◆**Obtains Life Insurance License (April 2008)**
LIFENET INSURANCE COMPANY is the first insurance company to obtain a license that has not been established by foreign/domestic insurance companies post WW II

◆**Scheduled to start business on May 18, 2008**

■"Kabu-Robo" Project

trade-science **http://www.kaburobo.jp/**

"Kabu-robo" (Automated stock trading program) Project
Investment services by "cyber fund managers"

◆ **Result of actual stock trading test**
10 Kabu-Robos who won the Kabu-Robo contest held by Trade Science traded 500 million yen from Feb.20, 2007 to Aug.20, 2007 ⇒ **TOPIX +3.56%**

◆ **Simulation of Kabu-Robo contest continues**

- Participants exceeded 17,800 in total
- Shortening the process of 10 year algorithm back testing
- Awards for 2007 were given to 35 Kabu-Robos

◆ **Products and services using Kabu-Robos in preparation**

- Private placement of the "Kabu-robo" fund is assumed in 1Q of FYE Mar. 2009
- Trading signal delivery service
- SMA/Wrap account and mutual funds



Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries.
Please see the end of this document for more details on the fees and risks of the products described herein.

Related Businesses, etc.

■ Alliance with eBANK

◆Activities to date (September 2007 through March 2008)

- Started financial instruments intermediary business
- Started "eBANK easy deposit service"
- Jointly held "Autumn Investment Seminar" in Tokyo and Osaka
- Started offering of mutual funds and JGBs for eBANK account holders
- Started "eBANK easy deposit service" on mobile phone
- Extended joint account opening campaign until February 2008

◆Forthcoming development from this alliance

Enhancing settlement function

- Planning an instant cash withdrawal service
- Planning a service that enables account holders to buy foreign bonds using the balance of their foreign currency deposit and vice versa

◆Capital Increase

eBank made a 10 billion yen Tier 2 capital increase in March 2008

■ Contact Center (Monex, Inc.)

◆Developing a high quality and next generation contact center featuring advice engine

- Foster human resources upon industry-adademia-government collaboration
- Aim to establish a sustainable HR system through education collaboration


Hachinohe, Aomori
Support for academic collaboration
Academia
Support for office and employment
Educated candidate
Job creation
Monex
Lecturers, etc.

◆Industry-Academia-Government Collaboration

- Monex "Business course I " started at Hachinohe University in April 2008
- Office and employment will be supported by Hachinohe City and Aomori Prefecture

◆Current status and schedule

- Recruiting in Hachinohe is as planned
- Autumn 2008: Start transferring the contact center function from Tokyo
- In approx. 2 years: Complete the overall shift of the contact center to Hachinohe City

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Overseas Business: Substantial progress to access overseas markets

■ Opened Beijing Representative Office in China

◆**Monex Beans Holdings, Inc. Beijing**



- Established on March 5, 2008
- Opened on April 8, 2008
- Located in the Xicheng district, Beijing (financial district, where a number of international financial and governmental institutions are located)

◆**Mission of Beijing Representative Office**

- Collecting information on financial markets and trends in financial sectors in China
- Research on features and characteristics of retail investors in China
- Research on financial products and services in China that can be applicable to customers at Monex

■ Businesses of MBH America (U.S. subsidiary)

◆**Research into the most advanced financial products and the global financial industry**

- With a view to improving risk adjusted returns for the customers at Monex, MBH America ("MBHA") gathers information on ever-evolving financial products in the U.S. and the world. It also conducts research into advanced practices to continuously improve services for Monex customers.
- MBHA gathers managerial information to support the development of a long-term sustainable growth model of our group.
- MBHA also follows short- and mid-term movements in the financial markets and industry.

◆**Feasibility study to introduce advanced trading platform, etc.**

◆**Quality Control of financial products provided by Monex**

- MBHA will conduct internal qualitative and quantitative analyses on the financial products provided to customers by Monex in order to improve their quality.

◆**Role as an acquisition center of talented human resources**

- MBHA will increase activities for hiring and retaining talented people, the core resources for the management of financial institutions.

Note: This document is prepared for MBH's disclosure purposes only, and does not recommend or solicit the products and services of MBH's subsidiaries. Please see the end of this document for more details on the fees and risks of the products described herein.

Investor Education:
Providing information and investment advice tools to improve investor's financial literacy

■Continuous seminars and e-learning services

◆**Educational Seminars (from April 2007 to March 2008)**

	# of seminars	# of participants
Off-line seminars	106	10,298
Online seminars	381	60,557

◆**e-learning services (as of the end of March 2008)**

- 18,841 people subscribed the basic e-learning courses
- 76% answered they were satisfied with the course
- New advanced course added

◆**Providing useful information**

- Providing value-added and real time online seminars for subscribers
- 21,205 customers subscribed Monex University Mail Magazine (as of the end of March 2008)

■ For Further Growth

◆**Initiatives to increase individual investors**

- Planning to publish books continuously
- Starting financial lectures at Hachinohe University also open for citizens of Hachinohe

◆**Improving quality of contents**

- Planning to provide new movie and/or audio contents

◆**Planning seminars in major cities**

■ R&D on Investment Management Theory

◆**Establishment of the "Intelligence Infrastructure" by research on investment theories**

- In an aspect to become an integrated online financial institution, we consider it indispensable to provide investment advice by an "Intelligence Infrastructure" in addition to our system infrastructure and wide product line-up.

◆**Advice tools that adjust to customers' investment**

- The "Investment Advice" tool will enable customers to select and combine the most appropriate products and services from a wide lineup depending on the investment objective or risk tolerance of respective investors.



• Create and manage portfolio with appropriate financial products and services
Intelligence Infrastructure
• Advice tools that adjust to customers' investment objectives and risk tolerance
Product Infrastructure
• Expanded lineup of products and services
• Diversifying and original products
System Infrastructure
• Low cost and secured online service by using IT and network technology

1. Financial Results

2. Business Strategy
and Future Development

3. To our Shareholders

4. Appendix

ROE and Dividend

■Pursuing Investment Return to Our Shareholders

◆**ROE**


50%
40%
30%
20%
10%
0%
21.4%
15.5%
18.8%
16.4%
11.1%
8.2%
17.2%
16.0%
MBH (Consolidated)
Matsui (Consolidated)
SBI E*trade (Consolidated)
kabu.com (Unconsolidated)
FYE March 2007
FYE March 2008

*Data from company IR data

◆**Dividend Payout Policy**

- Calculation formula (from FYE March, 2008)
  Approx. 50% of Consolidated net income of MBH's current fiscal year
- Interim dividends to be paid out

◆**Dividend Record**

- JPY900 paid out as interim dividend and JPY650 forecasted as year end dividend*.


(Yen)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
500
1,500
2,900
Year end (forecasted)
650
Interim
900
FYE Mar.2005
FYE Mar.2006
FYE Mar.2007
FYE Mar.2008

*The payment of the year end dividend will be the balance of the amount calculated based on 50% of the annual net income of MBH and the paid out interim dividend

◆**Acquisition of Own Shares**

- Period of acquisition: Feb. 6 – 26, 2008
- Total number of shares acquired: 35,000 shares
  (1.49% of issued shares)
- Total cost of acquisition: 2,009 million yen
  (28% of Consolidated Net Income FYE2008)

Investors' Guide

■Stock Information

◆Share price and volume


Volume (shares)
Price (yen)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
250,000
200,000
150,000
100,000
50,000
0
2004/08
2004/12
2005/04
2005/08
2005/12
2006/04
2006/08
2006/12
2007/04
2007/08
2007/12

◆Indicators per share

	FYE March 2005	FYE March 2006	FYE March 2007	FYE March 2008
Book-value Per Share (BPS)	JPY 12,694	JPY 17,606	JPY 20,253	JPY 19,664
Earnings Per Share (EPS)	JPY 3,001	JPY 5,677	JPY 4,066	JPY 3,080
Return On Equity (ROE)	27.1%	38.1%	21.4%	15.5%
Dividend per share	JPY 500	JPY 1,500	JPY 2,900	JPY 1,550 (forecasted)

◆Major shareholders and share distribution

(Recorded as of the end of March 2008)

Major shareholders	
Financial Institutions	4.89%
Securities Companies	3.70%
Other Institutions	36.05%
Foreign Institutions, etc.	20.63%
Individual Investors, etc.	33.25%
Treasury Stock	1.49%

Top 3 shareholders	
Nikko Cordial Group	26.29%
Oki Matsumoto	11.10%
Sony Corporation	5.00%

• Except custodians, etc.

*The Large Shareholdings Report to the Ministry of Finance submitted until above indicates shareholding as below
•January 15, 2007: Delta Partners LLC and others 8.55%

◆Share Distribution based on MBH's Recognition


Nikko Cordial Group
26.3%
Oki Matsu moto
11.1%
Delta Partners, LLC
8.6%
Sony Corporation
5.0%
Individual Investors, etc.
22.2%
Foreign Instituions, etc.
12.1%
Financial Institutions
Other Institutions
4.8%
Securities Companies
MBH 1.5%
4.9%
3.8%

• Please note that the above chart has been made based on reports made to the finance ministry that MBH acknowledges. Since there is a time lag between these repots, the chart above is an estimate.

1. Financial Results

2. Business Strategy
and Future Development

3. To our Shareholders

4. Appendix

Additional Data

◆Cash Inflow/Outflow

(100 million yen)


700
600
500
400
300
200
100
0
Inflow
Outflow
2007/04
2007/05
2007/06
2007/07
2007/08
2007/09
2007/10
2007/11
2007/12
2008/01
2008/02
2008/03

◆Stock Inflow/Outflow

(100 million yen)


45
40
35
30
25
20
15
10
5
0
Inflow
Outflow
2007/04
2007/05
2007/06
2007/07
2007/08
2007/09
2007/10
2007/11
2007/12
2008/01
2008/02
2008/03

◆Total Number of Accounts


860,000
840,000
820,000
800,000
780,000
760,000
740,000
720,000
700,000
2007/04
2007/05
2007/06
2007/07
2007/08
2007/09
2007/10
2007/11
2007/12
2008/01
2008/02
2008/03

◆Number of Newly Opened Accounts (per month)


10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2007/04
2007/05
2007/06
2007/07
2007/08
2007/09
2007/10
2007/11
2007/12
2008/01
2008/02
2008/03

◆Assets in Custody (million yen)


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2007/04
2007/05
2007/06
2007/07
2007/08
2007/09
2007/10
2007/11
2007/12
2008/01
2008/02
2008/03

Customer Portfolio (as of March 31, 2008)

■Sex


Female
25.1%
Male
74.9%

■District


Others
23.1%
Tokyo Metropolitan District
50.6%
Nagoya District
8.4%
Osaka District
17.9%

■Age


Over 70
3.1%
60s
10.7%
50s
16.4%
40s
26.0%
30s
32.7%
20s
9.5%
Under 20
1.6%
0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0%

■Occupation


Company Employee
47.9%
Unemployed
16.8%
Self-employed
9.5%
Housewife
10.0%
Civil Servant
7.3%
Company Executive
5.7%
Doctor etc.
1.8%
Others
1.1%
0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0%

Major Initiatives of FYE March 2008

2007	**Apr.**	Capital and business alliances with eBANK (MBH and Monex)
	May	MBH accepts the 1st allocation of new shares by Net Life Planning
	Jun.	Issue and offer of yen denominated short term notes (MBH and Monex)
	Aug.	Monex co-manages China Boqi Environment to list in the 1st section of TSE
		Established MBH America
	Sep.	Monex Alternative Investments obtains a Discretionary Investment Management Business License
	Oct.	MBH accepts allocation of new shares by WRHambrecht Japan (WRHJ) and makes it its subsidiary WRHJ starts M&A advisory services
	Dec.	MBH accepts 2nd allocation of new shares by Net Life Planning
2008	**Jan.**	Monex signs agreement to establish another contact center in Hachinohe City, Aomori Pref.
		MBH decides to change its company name to "Monex Group"
		Monex University starts research on investment management theories (to develop an investment advice service)
	Feb.	MBH acquires 1.49% of own shares from the market
	Mar.	MBH establishes Beijing representative office
(Ref.)	**Apr.**	MBH acquires 90% shares of Tokyo Forex
		LIFENET INSURANCE (former Net Life Planning) obtains insurance license
		MBH, Monex, and Monex University donate a course in Hachinohe University

Monex Beans Holdings, Inc.

will change its name to

Monex Group, Inc.

as of July 1, 2008

(In Accordance with the resolution at the Annual Shareholder's Meeting to be held in June 2008)

Risks and Fees Related to Monex's Products Described Herein

Details of Monex, Inc. (our subsidiary)

Company name (trade name):	Monex, Inc. Financial instrument firm
Registration number:	Director of Kanto Local Finance Bureau (*Kinsho*) No. 165
Industry organization membership:	Japan Securities Dealers Association (JSDA) The Financial Futures Association of Japan (FFAJ)

*"The Company" refers to "Monex, Inc." in "Risks and Fees Related to Monex's Products Dexcribed Herein" section

Important Matters Concerning Stock Trading and Margin Trading

- **Risks**

A loss of the invested principal may result in stock trading due to fluctuation in stock price or base value associated with fluctuation in price or interest rate, fluctuation in exchange rate, or any changes in business or financial condition of the issuer of stocks or incorporated securities. In addition, a loss exceeding the amount of deposit (initial principal) may be incurred in margin trading.

- **Fees and Expenses (all figures are including taxes)**

Upon conducting any stock trading (including ETFs and REITs), if the investor chooses to pay fees per trading, the maximum fees will be 0.42% of the total trade amount (including taxes; minimum fee is JPY 4,200) <when using the call centers for trading>, and if the investor chooses to pay a fixed amount of fees, the fees payable will be JPY 2,625 (including taxes) regardless of the number of trading conducted per day. In addition, transaction fee of JPY 2,625 (including taxes) will be payable for every JPY 3 million of the trade amount.
In case of margin trading, if the investor chooses to pay fees per trading, the maximum fees will be 0.1575% of the trade amount (for trade amount up to JPY 1 million, the fees will be JPY 1,575 or JPY 1,050), and if the investor chooses to pay a fixed amount of fees, the fees payable will be JPY 2,625 (including taxes) regardless of the number of trading conducted per day, and in addition, JPY 2,625 (including taxes) for every JPY 3 million of the trade amount.
Also, the transaction fees for stock mini-investment and night-time trading (Monex Nighter) will be JPY 500 for each trade.
With respect to trading in any IPO stocks, stocks subject to public offering or secondary public offering (uridashi) or off-floor trading, no purchase fee will be charged.

- **Others**

Please refer to the Offering Memorandum when subscribing for or purchasing any IPO shares, or shares under offering or secondary public offering.

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning Chinese Shares

· Risks

Price fluctuation risk: A loss of the initial investment (loss of invested principal) may be incurred due to fluctuation in stock price caused by demand and other various factors (generally speaking, low liquidity stocks and stocks sold under IPOs are exposed to larger stock price fluctuation risks).

Foreign exchange risk: Due to fluctuation in foreign exchange rates, even if the foreign currency denominated value of the profit to be received exceeds the invested principal, the value thereof converted to yen may fall below the invested principal and result in a loss (loss of invested principal).

· Fees and Expenses (all including taxes)

Domestic transaction fees:	0.2999% of the trade amount (minimum fee: 73.5 HKD)
Other various expenses:	taxes, stock exchange commission, CCASS settlement expense
Expenses associated with acquisition of rights:	Fees for dividend collection, on-the-spot handling expense, share split, etc. related acquisition fee, expenses for acquisition of right for payment of paid-in capital increase, and expenses of other right acquisition-related expenses.
Expenses related to company privatizations:	Fees related to compulsory acquisition

Important Matters concerning Stock Lending Services

· Risks

Credit risk: Since the investors execute unsecured loan agreement for the stock lending services, the investors will be exposed to credit risk of the Company and the Company's borrowers.

· Fees

No fees will be charged for the stock lending services.

· Others

An investor who is using these stock lending services will not be entitled to receive any dividend even if such investor is a holder of shares as of the vesting day. Instead, the Company will pay the amount equivalent to the dividend, net of withdrawing tax. For tax purposes, the amount equivalent to dividend will be categorized as other income and will not be considered a dividend income. Therefore, it would not be subject to deduction for dividends.

No investors using these stock lending services will be entitled to benefit from shareholder special benefit plan or obtain any voting rights to be exercised at shareholders' meetings.

The stocks under loan are not segregated custody assets as provided for in the Financial Instruments and Exchange Law. If Monex becomes bankrupt, the relevant stocks will not be able to gain protection from the investor protection fund.

will be charged for depositing the yen-denominated bonds subject to foreign currency redemption terms in our account.

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning Investment Trust

· Risks

The base value of the investment trust may rise or fall since the investment trust substantially invests in securities with fluctuating prices. Therefore, the invested principal and interest are not guaranteed. The investment trust is subject to a number of risks depending on the type of product, and the following only describes the general risks. For more details, please refer to the Offering Memorandum upon conducting any buying transactions.

Price fluctuation risk: A loss of invested principal may be incurred due to a fall of base price caused by price fluctuation of the incorporated shares, bonds and instruments (if the incorporated products of the fund is denominated in a foreign currency, then it will also be subject to exchange rate fluctuation risk).

Foreign exchange risk: The amount paid to investors of foreign currency denominated investment trusts (foreign currency denominated MMF, etc.) is subject to change by fluctuation in foreign exchange rate. The amount converted to yen may fall below the invested principal and result in a loss (loss of invested principal), even if the foreign currency denominated amount exceeds the invested principal.

· Fees and Expenses

The investors will be charged for the following fees, etc. for conducting investment fund transactions.

· Subscription fee	Maximum of 3.675% of the subscription amount (including taxes)
· Trust asset reserves (direct expense payable at realization)	Maximum of 2.0% of the base price as of the trade date or the immediately following business day
· Trust fee (indirect expense accrued during the holding period)	Maximum of 2.10% of the aggregate net asset value (including taxes)

* There are cases where the investors will indirectly pay any performance fees or other fees/expenses in accordance with the performance results.

Important Matters concerning [Premium Hybrid 2006] and [Premium Hybrid 2007]

Please note that the offering of these Funds has ended.

· Risks

Price fluctuation risk: The Fund invests in domestic and foreign shares, bonds, exchanges, futures, derivatives and other instruments via investments in Private Equity Funds and Hedge Funds. Therefore, the aggregate net asset value may decrease due to unexpected changes in economic environment, fluctuation in market price, bankruptcy or deterioration of financial conditions of the issuer or other related companies of incorporated shares or bonds, and as a result, the investor may lose all or a part of the investment in the Fund. The major investment risks of the Fund include price fluctuation risk, realization risk, liquidity risk and foreign exchange fluctuation risk. * For more details, please refer to "(Investment) Risk of the Fund" described in the investment trust explanatory statement (offering memorandum).

Risks and Fees Related to Monex's Products Described Herein

Important Matters Concerning "Asia Focus"

• **Risks**

- The base value of the Fund is subject to fluctuation since the Fund will mainly invest in securities exposed to price movement such as corporate and government bonds. Therefore, the invested principal or a certain favorable investment results are not guaranteed, and the investors may suffer losses due to decline in the base value.
- Upon subscription and request for termination of the Fund, a period of one (1) month or more is required following the investor's order until the base value (trade price) is determined. Therefore, the base value as of the time of order and the actual base value applicable to the subscription and termination request of the investor may vary significantly. Moreover, please note that the termination consideration will be paid after one (1) month or more from the time when the investor placed an order to terminate.
- Euroyen bonds which the Fund invests in are subject to price fluctuation, which is linked to the price of the interlocking funds, and furthermore, the relevant interlocking funds are subject to price fluctuation due to fluctuation in the price of each hedge fund incorporated into the interlocking funds. While the day-to-day base value of the Fund is calculated based on the day-to-day indicative price of Euroyen bonds, there are cases where it takes several days to calculate the base value of any individual hedge fund which the interlocking funds of Euroyen bonds invest in or the relevant base value of the individual hedge fund is not calculated on each business day. Accordingly, the base value of the Fund may not immediately reflect price fluctuation in the market. Generally speaking, it takes approximately twenty (20) days for the month-end base value (NAV) of an individual hedge fund to be fixed, and the timing differs for each hedge fund.
- The value of the purchase or termination of the Fund as of a specified date will be the value which is calculated after reflecting the base value of the interlocking funds (that was calculated based on the base value of the individual hedge fund as of the preceding month-end) on Euroyen bonds.
- The factors which cause the base value of the Fund to fluctuate include, but are not limited to, price fluctuation risk, risk concerning non-linkage of value with the price fluctuation in interlocking funds and credit risk.
- For more details, please refer to "Investment Risks" in the guide to investment trust (offering memorandum).

• **Fees and Expenses**

Investors will be charged the following fees, etc. for conducting investment fund transactions.

Subscription fee:	2.1%-0.525% of the subscription amount (including taxes)
Trust asset reserves:	0.5% of the base value as of the business day immediately following the trade date
Trust fee:	1.1025% per annum of the aggregate net asset value (including taxes)

In addition to the above fees, the following expenses will be charged. These expenses will indirectly be borne by the investors during the holding period, and will be payable from the trust assets in principle. We are unable to present in advance the amount (and maximum amount, etc.) concerning the expenses without any description of their maximum amount herein, since different criterial terms and conditions apply on a case-by-case basis:

- Expenses concerning securities transactions - Taxes on trust assets - Interest on borrowings and interest on advance money
- Expenses required for trust administrative duties (audit costs, etc.) -Expenses related to trust deeds, offering memorandums, management reports and other similar documents
- Fullerton Fund Management Co., Ltd. will receive as investment advisory fees the amount equivalent to 0.05% per annum of the daily aggregate net asset value, which is payable from the manager's fees;
- Other substantial expenses such as sales charges of the incorporated securities of the Fund are as follows. These expenses will be reflected on the price of Euroyen bonds which the Fund invests in:
- Euroyen bonds (issue cost: 0.5% or less of the issue price per annum), interlocking funds (base fee: 0.75% per annum of the aggregate net asset value/performance fee: 15% of any excessive profit in case where the base value of the interlocking funds exceeds the High Water Mark/operation and maintenance fees and other fees), incorporated hedge funds (base fee: generally, 1%-2% per annum of the aggregate net asset value/performance fee: generally, 10%-20% of any excessive profit in case where the basic value of the individual hedge fund exceeds the High Water Mark/operation and maintenance fees and other fees).

* For more details, please refer to "Charges and Expenses" in the guide to investment trust (offering memorandum).

Risks and Fees Related to Monex's Products Described Herein

<u>Important Matters concerning "China Focus"</u>

• **Risks**

- The base value of the Fund is subject to fluctuation since the Fund will mainly invest in securities exposed to price movement, such as equities (the Fund will be exposed to foreign exchange risks in a case where it invests in foreign currency-denominated assets), and will actively engage in futures trading and other similar trading. Therefore, the invested principal or a certain favorable investment results are not guaranteed, and the investors may suffer losses due to decline in the base value.
- Factors which cause the base value of the Fund to fluctuate include, but are not limited to, price fluctuation risk, foreign exchange risk, inherent risk on investment in Chinese securities market, liquidity risk, interest rate risk, credit risk and country risk.
- For more details, please refer to "Investment Risks" in the guide to investment trust (offering memorandum).

• **Fees and Expenses**

The investors will be charged for the following fees, etc. for conducting investment fund transactions.

Subscription fee:	2.1%-0.525% of the subscription amount (including taxes)
Trust asset reserves:	0.3% of the base value as of the business day immediately following the trade date
Trust fee:	1.890% per annum of the aggregate net asset value (including taxes)

In addition to the above fees, the following expenses will be charged. These expenses will indirectly be borne by the investors during the holding period, and will be payable from the trust assets in principle. We are unable to present in advance the amount (and maximum amount, etc.) concerning the expenses without any description of their maximum amount herein, since different criterial terms and conditions apply on a case-by-case basis:

- Expenses concerning securities transactions
- Taxes on trust assets
- Interest on borrowings and interest on advance money
- Expenses required for trust administrative duties (audit costs, etc.)
- Expenses related to trust deed, offering memorandum, management report and other similar documents
- Performance fee (to be paid in a case where the profit exceeds a predetermined High Water Mark, which will be the amount calculated by multiplying 0.15% of the relevant excessive profit with the total number of units as of the calculation record date);
- Fullerton Fund Management Co., Ltd. will receive the performance fee and also an amount equivalent to 0.6% per annum of the daily aggregate net asset value as the service fees under the service agreement, which are payable from the manager's fees;
- Monex Alternative Investments, Inc. will receive the investment advisory fees from the manager's fees.

* For more details, please refer to "Charges and Expenses" in the guide to investment trust (offering memorandum).

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning "Middle East and North Africa ("MENA") Asia Equity Fund"

・**Risks**

- The Fund mainly invests in investment trust securities. The investors may suffer losses from the decline in base value caused by downfall of the price of the incorporated investment trust securities ("Invested Fund"). In addition, since the Fund invests in foreign-currency denominated assets, the investors may be subject to losses due to fluctuation in foreign exchange rates.
  Therefore, the original investment is not guaranteed, and may result in a loss (loss of original investment) due to the decline in base value.

- The major factors which cause the base value of the Fund to fluctuate are price fluctuation risk of the Fund, exchange rate fluctuation risk and country risk.

- For more details, see "Investment Risk" described in the guide to investment trust (offering memorandum for delivery).

・**Fees and Expenses**

The investors will be charged for the following fees, etc. for conducting investment fund transactions.

Subscription fee:	2.1%-0.525% of the subscription amount (including taxes)
Trust asset reserves:	0.3% of the base value as of the business day immediately following the trade date
Trust fee:	approximately 1.9975% % per annum of the aggregate net asset value (including taxes)

* If "MENA Asia Fund" is incorporated into the Fund by an amount equivalent to the aggregate net asset value, the trust fee to be substantially borne by the beneficiaries will be approximately 1.9975% per annum of aggregate net asset value of the trust assets (including taxes) (this percentage is subject to change in accordance with the actual incorporated ratio of the Invested Fund).

In addition to the above fees, the following expenses will be charged. These expenses will be indirectly borne by the investors during the holding period, and will be payable from the trust assets in principle. We are unable to predict in advance the percise amount (and maximum amount, etc.) concerning the expenses without any description of their maximum amount herein, since different criteria and conditions apply on a case-by-case basis:

- Expenses concerning securities transactions;
- Taxes on trust assets;
- Interest on borrowings and interest on advance money;
- Expenses required for trust administrative duties;
- Expenses required for survey of price, etc. of specified assets:
- Expenses required for custody, etc. of foreign assets;
- With respect to the Invested Fund, in addition to the same fees as mentioned above, trustee fees, operation fees for management/custody and institution expenses will also be charged thereon.

* For more details, please refer to "Charges and Expenses" in the guide to investment trust (offering memorandum for delivery).

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning "Sparx New Internationally High-Grade Japanese Equity Fund"

- **Risks**

- The Fund mainly invests in Japanese stocks. The investors may suffer losses from the decline in base value caused by downfall of the price of the incorporated stocks, or by bankruptcy or deterioration of financial condition of the issuer of the incorporated stocks.
  Therefore, the original investment is not guaranteed, and may result in a loss (loss of original investment) due to the decline in base value.

- The major factors which cause the base value of the Fund to fluctuate are price fluctuation risk of the incorporated stocks or concentrated investment risk.

- For more details, see "Investment Risk" described in the guide to investment trust (offering memorandum for delivery).

- **Fees and Expenses**

The investors will be charged for the following fees, etc. for conducting investment fund transactions.

Subscription fee:	1.05% of the subscription amount (including taxes)
Trust asset reserves:	0.3% of the base value as of the trade date
Trust fee:	1.722% %per annum of the aggregate net asset value (including taxes)

In addition to the above fees, the following expenses will be charged. These expenses will be indirectly borne by the investors during the holding period, and will be payable from the trust assets in principle. We are unable to predict in advance the precise amount (and maximum amount, etc.) concerning the expenses without any description of their maximum amount herein, since different criteria and conditions apply on a case-by-case basis:

- Expenses concerning securities transactions;
- Taxes on trust assets;
- Interest on borrowings and interest on advanced money;
- Expenses required for trust administrative duties; and
- In addition to the above, various fees such as audit fees of the Fund, and expenses for preparation of offering memorandum or management reports, etc. will be payable from the trust assets.

The maximum amount of the above-mentioned expenses per day will not exceed 0.105% per annum (including taxes) of the aggregate net asset value of the trust assets.

* For more details, please refer to "Charges and Expenses" in the guide to investment trust (offering memorandum for delivery).

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning Bond Trading

• Risks

- In a case where bonds are sold before maturity, a loss of original investment (loss of invested principal) may be incurred from a lower sales price compared to purchase price due to changing bond market conditions at the time of sales, such as fall in the bond price derived from rising interest rates. Additionally, if the purchase price exceeds the par value, a loss on redemption may arise at the time of redemption which may result in a loss of original investment (loss of invested principal).
- A loss of original investment (loss of invested principal) may be incurred due to a change in interest or principal solvency (credibility) of the issuer that is caused by changes in the issuer's business or financial condition and changes in the third-party assessment towards such business or financial condition.
- The amount which the investors receive for trading in foreign bonds which are denominated in foreign currencies is subject to change due to fluctuation in foreign exchange rates. Accordingly, even if the foreign currency denominated value to be received exceeds the invested principal, the value of bonds converted to yen may fall below the original investment and result in a loss (loss of invested principal). Moreover, since the exchange rate of any foreign currencies other than major currencies may drastically fluctuate, even if such non-major foreign currency denominated value to be received exceeds the invested principal, the value of bonds converted to yen may fall significantly below the original investment and result in a loss (loss of invested principal) in the case of any drastic appreciation of the yen.

• Fees and Expenses

- The investors are only required to pay the purchase price upon conducting bond trading and no trading commissions will be charged.
- The investors are required to pay a specified exchange fees for trading in foreign bonds denominated in foreign currencies (no such exchange fees will be charged if the investors directly purchase the bonds from MMF denominated in the foreign currency).

• Other Matters

- With respect to Japanese Government Bonds (JGBs) for individual investors, the investors are not eligible to realize 10-year Floating Rate JGBs and 5-year Fixed Rate JGBs before the elapse of a period of one (1) year and two (2) years from purchase, respectively, except for a case of the death of the holder, and other such specified circumstances.
- If any Japanese Government Bonds (JGBs) for individual investors are realized before maturity, the early realization adjustment amount as calculated below will be deducted from the par value of the JGBs sold plus accrued interest:
  - • 10-year Floating Rate JGBs for Individual Investors:
    Amount equivalent to the amount of the last two (2) interest payments (before tax) x 0.8
  - • 5-year Fixed Rate JGBs for Individual Investors:
    Amount equivalent to four (4) payments of each interest (before tax) x 0.8
- For more details concerning the bonds for which offering memorandums are issued, the investors should refer to the relevant offering memorandum upon subscription or purchase.

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning [Monex Bonds for Individual Investors]

· Risks

Basically, the market price of yen-denominated bonds fluctuates in accordance with the changes in the base interest rate of the market. The price of bonds will fall if interest rates rise while the price of bonds will rise if interest rates fall. Accordingly, if the bonds are realized before the redemption date, the bonds will be sold at the market price which means that a loss exceeding the original investment may be incurred (loss of invested principal). Furthermore, if the liquidity deteriorates significantly due to changes in the market environment, the sales price of the bonds may be adversely affected since the bonds may become unsaleable.

· Fees

The investors are only liable to pay the purchase price when purchasing the yen-denominated bonds by subscriptions for offering or secondary public offering or by negotiation transaction with the Company, and no transaction fees will be charged. No account management commission will be charged for depositing the yen-denominated bonds in our account.

Important Matters concerning [Monex Bonds for Individual Investors (Type: US Dollar Redemption Upon High Yen)]

· Risks

Price fluctuation risk: Basically, the market price of yen-denominated bonds subject to foreign currency redemption terms fluctuates in accordance with the changes in the base interest rate of the market or the base exchange rate. The price of bonds will fall if interest rates rise and the price of bonds will rise if interest rates fall. In addition, the price of bonds will fall if the yen becomes stronger (weak foreign currency), and the price of bonds will rise if the yen becomes weaker (strong foreign currency). The yen-denominated bonds subject to foreign currency redemption terms is a type of bond whose redemption amount at maturity will be paid in a foreign currency converted at the initial exchange rate if the value of yen becomes higher and the redemption determination rates exceeds the initial exchange rate. Since the characteristics of derivative trading is included in this bond assuming that the bonds will be held until maturity, the price of bond will fluctuate depending on the volatility of the exchange rates. Accordingly, if the bonds are realized before the redemption date, the bonds will be sold at the market price which may result in a loss of invested principal. The consideration for any sales of bonds before maturity will only be paid in yen. There is no guarantee for the liquidity and marketability of the yen-denominated bonds subject to foreign currency redemption terms, and no definite trading market exists therefor. This means that realization before maturity may be difficult which may adversely affect the sales price of the relevant bonds.

Foreign exchange risk: The full redemption amount payable at the maturity of yen-denominated bonds subject to foreign currency redemption terms will be affected by the exchange rate between yen and foreign currencies, and it may be paid in foreign currency. If the bonds are redeemed in a foreign currency, the yen equivalent of such redemption amount will differ depending on the exchange rate between the yen and foreign currencies effective at the time of redemption. Accordingly, a loss (loss of invested principal) may be incurred due to inability to collect the initial amount of investment which was denominated in yen.

· Fees

The investors are only liable to pay the purchase price when conducting transactions in the yen-denominated bonds subject to foreign currency redemption terms, and no transaction fees will be charged. The exchange rate which is determined by the Company after taking into account the foreign exchange market trends will apply for any exchanges made between yen and foreign currencies when the foreign currency-denominated redemption is made for the yen-denominated bonds subject to foreign currency redemption terms. No account management commission will be charged for depositing the yen-denominated bonds subject to foreign currency redemption terms in our account.

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning Futures Trading and Option Trading

· Risks

- Since the price of stock index futures/option trading is subject to fluctuation in the subject stock index and other factors, the investor may suffer losses exceeding the amount of margin (original investment).
- Depending on market conditions, the investor may not be able to conduct trading as intended (e.g. if the market price reached the trading limit, the investor may be unable to either resell or repurchase the same). Moreover, depending on market conditions, the securities exchanges may expand the trading limit and in such case, the daily losses incurred may exceed the anticipated amount.
- Stock index options are instruments with time-limits, which means that if the buyer does not resell or exercise its rights by the due date (in case of Nikkei 225 option trading, the date of exercise will only be the day immediately following the final trading date), the options will expire. In such case, the buyer will lose all of its investments.
- The seller of stock index option trading may not refuse the allotment of exercise of option rights. There is no limit on the amount of potential losses resulting from the movement of the market price in the direction opposite to the direction that the investor has originally anticipated.

· Fees and Expenses (all including taxes)

- The transaction fees for stock index futures trading will be within the range of JPY 105 to JPY525 for each unit.
- The transaction fees for stock index option trading will be 0.189% of the trade amount (minimum fee: JPY 189).

· Fees and Expenses (all including taxes)

-Upon conducting any stock index futures/option trading, the investor is required to provide or deposit a margin as securities in advance as calculated by the following formula:
"Amount of margin calculated by the Company pursuant to SPAN® x 1.4 - aggregate net option value"

-If any losses accrue as a result of the calculation (including payouts of calculated profit) due to fluctuation of market price in stock index futures/option trading, the investor is required to provide or deposit an additional margin.

-The seller of the stock index option trading is required to provide margin upon the conclusion of trading, and is also required to provide an additional margin if any deficits accrue thereafter due to market fluctuation. Additionally, if the seller fails to provide the margin within the designated term, some or all of the short position may be settled while suffering losses, and in such case, the seller will also be liable for any losses due to the relevant settlement.

* All margins should be deposited in cash.

· Others

- The investor may conduct a large-sum trading with a small amount of margin in stock index futures/option trading, and the trade amount may exceed the amount of margin. The ratio of the trade amount against the relevant margin (i.e. leverage ratio) is inconsistent since the margin is calculated by SPAN(R) in accordance with risks arising from the positions of the futures/option trading as a whole.
- Upon conducting any trading, please read the "Document Delivered Prior to Execution of Contract" for details concerning the structure of trading and risks or fees, etc. associated thereto.

Risks and Fees Related to Monex's Products Described Herein

Important Matters concerning "FX"

· Risks

Price fluctuation risk: If the foreign exchange rate fluctuates in a direction that is reverse to the investor's anticipation due to fluctuation in the price of the traded currency (exchange rate) and other factors, a loss exceeding the amount of deposit (initial principal) may be incurred.

Interest rate fluctuation risk: Since the payment and reception of swap points of buying currencies and selling currencies are made in foreign exchange margin trading, a loss (loss of invested principal) may be incurred due to payment of swap points. Since swap points reflect the market interest rate of the traded currency, the swap points will fluctuate upon fluctuation of market interest rate.

· Fees

· Monex FX: For currency trading volume from 1,000 to 9,000: 100 yen per 1,000 currencies
For currency trading volume from 10,000 to 1,000,000: 50 yen per 1,000 currencies

· Monex FX pro: Trade amount (currency trading volume x trading exchange rate x yen conversion rate) x 0.001

· Deposit (margin)

· Monex FX: Margin within the range of JPY 5,000 - 20,000 is required per 1,000 currencies depending on the exchange rate of the traded currency

· Monex FX pro: Trading volume x TTM (middle rate of TTB and TTS) x 0.05